Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169340

PROSPECTUS

Kansas City Southern de México, S.A. de C.V.

OFFER TO EXCHANGE

UP TO $300,000,000 8.0% SENIOR NOTES DUE 2018

WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FOR

ANY AND ALL OF ITS

OUTSTANDING UNREGISTERED $300,000,000 8.0% SENIOR NOTES DUE 2018

•

We are offering to exchange (the “exchange offer”) up to $300,000,000 of our new 8.0% Senior Notes due 2018 (the “exchange notes”) which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are freely tradable for any and all of our outstanding unregistered 8.0% Senior Notes due 2018 (the “outstanding notes”).

•

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the new exchange notes are registered under the Securities Act and there are certain differences relating to the transfer restrictions and registration rights relating to the outstanding notes.

•	We will not receive any proceeds from the exchange offer.

•	You should carefully review the procedures for tendering your outstanding notes beginning on page 29 of this prospectus.

•	The exchange offer will expire at 5:00 p.m., New York City time, on October 19, 2010 (the “expiration date”), unless extended. We do not currently expect to extend the expiration date.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn by the expiration date.

•	We do not intend to apply to list the exchange notes on any securities exchange. Therefore, no active public market for the exchange notes may develop.

•	The exchange of outstanding notes for exchange notes generally will not be a taxable event for U.S. or Mexican federal income tax purposes.

•	You may withdraw tenders of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

•

Outstanding notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, though generally will not have further registration rights.

You should carefully review the “Risk Factors” beginning on Page 13 of this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of exchange notes received in exchange for outstanding notes where such broker-dealer acquired such outstanding notes as a result of market-making activities or other trading activities. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information contained in this prospectus is our own responsibility and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV). The notice filing with the CNBV regarding the exchange notes does not imply any certification as to the investment quality of the exchange notes or our solvency. The exchange notes have not been and will not be registered at the Securities Section (Sección de Valores) of the RNV and, consequently, may not be offered or sold publicly in Mexico. Any Mexican investor who acquires the exchange notes does so at its own risk.

The date of this prospectus is September 20, 2010

You may request a copy of any document that we have filed with the SEC at no cost, by writing the Corporate Secretary, P.O. 219335, Kansas City, Missouri 64121-9335 (or if by express delivery to 427 West 12th Street, Kansas City, Missouri 64105 or by calling Brian Banks at (816) 983-1382). To obtain timely delivery, security holders must request business and financial information about us that is not included or delivered in this prospectus no later than five business days before the expiration date, October 12 2010.

We have filed with the SEC under the Securities Act and the rules and regulations under the Securities Act a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, with respect to the exchange notes issuable pursuant to the exchange offer. Although this prospectus, which forms part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the SEC. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement, including its exhibits.

We are not making this exchange offer to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer would violate the securities or blue sky laws or where it is otherwise unlawful.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “KCSM,” the “Company,” “we,” “our,” “us” or similar terms refer to Kansas City Southern de México, S.A. de C.V. together with its subsidiaries, and “KCS” means Kansas City Southern, a Delaware corporation that, as of September 12, 2005, became our ultimate parent. “Grupo KCSM” means Grupo KCSM, S.A. de C.V., and references herein to “dollars,” “$” and “U.S. dollar” are to the lawful currency of the United States of America. References herein to “pesos,” “Ps.” and “Mexican pesos” are to the lawful currency of Mexico.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.

i

MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from internal surveys, as well as market research, publicly available information and industry publications as indicated herein. We have also included data from reports prepared by the Banco de México (the Bank of México) or the Central Bank, the Mexican Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information Systems) and the American Association of Railroads, or AAR. Industry publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and neither we nor the initial purchasers in the note offering make any representation as to the accuracy of such information.

ENFORCEMENT OF CIVIL LIABILITIES

We are a sociedad anónima de capital variable (variable capital corporation) organized under the laws of the United Mexican States, or Mexico. Some of our officers and certain other persons named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Mexican counsel, White & Case, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Although our obligations to pay in U.S. dollars outside of Mexico are valid, it should be noted that pursuant to Article 8 of the Monetary Law (Ley Monetaria) of Mexico, in the event proceedings are brought in Mexico seeking performance of obligations, payment of obligations in foreign currency to be made in Mexico may be satisfied by delivering the equivalent in the currency of Mexico, or the Mexican Judgment Currency. It is unclear, however, whether the applicable rate of exchange applied by the Mexican court to determine the Mexican Judgment Currency is the rate prevailing at the time when the judgment is rendered or when the judgment is paid. Provisions purporting to limit our liability to discharge our obligations as described above, or purporting to give any legitimate party an additional course of action seeking indemnity or compensation for possible deficiencies arising or resulting from variations in rates of exchange, may not be enforceable in Mexico.

Additionally, if we were subject to a reorganization proceeding (concurso mercantil) in a Mexican court, our unsecured obligations under the exchange notes would be converted into pesos at the exchange rate prevailing at the time of the declaration of reorganization (concurso mercantil), and then from pesos into inflation indexed units (unidades de inversión, or UDIs) at the conversion rate prevailing at the time. Moreover, under Mexican law and U.S. law, interest on unsecured indebtedness ceases to accrue on the date the reorganization (concurso mercantil) is declared. In addition, in the event of bankruptcy, Mexican law and U.S. law provide preferential treatment for certain claims, such as those relating to labor, taxes, and secured creditors.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also furnish other reports as we may determine appropriate or as the law requires. You may read and copy any documents we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, or call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Copies of our latest audited consolidated annual financial statements and unaudited consolidated quarterly financial statements, if any, and copies of our by-laws (estatutos sociales), as well as the indenture relating to the notes (including forms of notes), will be available for inspection at the offices of the principal paying agent and any other paying agent.

FORWARD-LOOKING STATEMENTS

This prospectus and the previously-filed documents referenced in the exhibit list contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Many of the forward-looking statements may be identified by the use of forward-looking words such as “believe,” “expect,” “could,” “anticipate,” “should,” “plan,” “estimate” and “potential,” among others. These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. These statements appear in a number of places in this prospectus and the previously-filed documents referenced in the exhibit list and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume the commodities we transport;

•	the effects of general adverse conditions on the capital markets upon which we rely to provide some of our capital requirements;

•	our ability to generate sufficient cash to pay principal and interest on our debt, meet our obligations and fund our other liquidity needs;

•	economic and industry conditions, within Mexico, the United States, Canada and globally;

•	fuel prices and our ability to assess fuel surcharges;

•	our degree of leverage;

•	our potential need for and ability to obtain additional financing;

•	our ability to successfully implement our business strategy, including the strategy to convert customers from using trucking services to rail transportation services;

•	the impact of competition, including competition from other rail carriers and trucking companies in Mexico and the United States;

•	Mexican, United States and global economic, political and social conditions;

•	the effects of the North American Free Trade Agreement, or NAFTA, or any amendments thereto, on the level of trade among Mexico, the United States and Canada;

•	the effects of employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies, and service reliability;

•	any termination or revocation of our Concession by the Mexican government;

•	legal or regulatory developments in Mexico, the United States or Canada;

•

natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment or the ability of customers to produce or deliver their products;

•	our ability to attract and retain qualified management personnel;

•	changes in labor costs and labor difficulties, including work stoppages affecting either our operations or our customers’ abilities to deliver goods for shipment;

•

the outcome of existing or future claims and litigation, including those related to the Concession, environmental contamination, commercial and antitrust and other administrative law claims, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes;

•	acts of terrorism or war or risk of terrorist activities or war;

•

legislative, regulatory or legal developments in Mexico, the United States or Canada involving taxation, including enactment of new foreign, federal or state income or other tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	our compliance with and obligations under the concession title granted by the Mexican government;

•	fluctuations in the peso-dollar exchange rate; and

•	other factors described in this prospectus.

Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

While we maintain our financial books and records in dollars, we keep our tax books and records in pesos. Accordingly, we record in our financial records the dollar equivalent of the actual peso charges at the time incurred using the then prevailing exchange rate. We have made rounding adjustments to reach some of the figures included in this prospectus. Numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Related to the acquisition of a controlling interest in Grupo KCSM (our former parent company) by KCS on April 1, 2005 and the effects of the purchase accounting to us, as described elsewhere in this prospectus, the consolidated financial statements included herein are not fully comparable on a U.S. generally accepted accounting principles, or U.S. GAAP, basis to the consolidated financial statements for periods prior to April 1, 2005. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average period end and period end noon buying rates for the purchase and sale of dollars, expressed in pesos per dollar. On September 10, 2010 the exchange rate was Ps.12.99 per dollar. The rates shown below are in nominal pesos that have not been restated in constant currency units. No representation is made that the peso amounts referred to in this prospectus could have been or could be converted into dollars at any particular rate or at all.

Fiscal Year Ended December 31,	High	Low	Period Average	Period End
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.37	12.60	13.50	13.04
2010 (as of September 10, 2010)	13.18	12.16	12.71	12.99

Source: Exchange rates from 2005 to 2008 were obtained from United States Federal Reserve Bank of New York. The exchange rates for 2009 and 2010 are taken from Mexican Central Bank which are published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements and notes to those statements included elsewhere in this prospectus, before deciding to invest in the exchange notes.

Business Overview

We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the United States and Canada. Our rail lines consist of about 2,600 miles of main track. In addition, we have trackage rights entitling us to run our trains over 700 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year Concession (the “Concession”), during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our Concession took effect in June 1997 and may be renewed for an additional period of up to 50 years, subject to certain conditions.

We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico and the United States at Nuevo Laredo, Tamaulipas and Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Lázaro Cárdenas, Michoacán on the Pacific Ocean and Tampico, Tamaulipas and Veracruz, Veracruz (through a trackage right granted by Ferrosur, S.A. de C.V., or Ferrosur, under its concession) on the Gulf of Mexico. As a result, we believe our routes are integral to Mexico’s foreign trade.

We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth resulting from NAFTA. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the United States. Through KCS’s U.S. rail subsidiaries, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

Our revenues are derived from the movement of a diversified mix of commodities and products mainly attributable to cross-border traffic with the United States. We transport chemical and petroleum products, industrial and consumer products, agricultural and mineral products, intermodal and automotive products and coal. Our customers include leading international and Mexican corporations.

Our headquarters are located at Montes Urales 625, Lomas de Chapultepec, 11000 México, D.F., México. Our telephone number when calling from the United States is 011-52-55-9178-5686.

The Concession

We hold a 50-year Concession granted by the Mexican Federal government, which took effect in June 1997 and may be renewed under certain conditions for up to an additional 50 years. The Concession allows us to provide freight transportation services over rail lines serving the northern and central portions of Mexico, and connects three of Mexico’s main ports with Mexico City, Monterrey and the Nuevo Laredo-Laredo border crossing. Our Concession is exclusive for the first 30 years of our operations, subject to certain mandatory trackage rights granted to Ferrosur, Ferrocarril Mexicano, S.A. de C.V., or Ferromex, two short line railroads and Ferrocarril y Terminal del Valle de México, S.A. de C.V., or FTVM. We have the right to use, during the full term of the Concession, all track and buildings that are necessary for our rail lines’ operation. Under the terms of the Concession, we are required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first 15 years of the concession period and 1.25% of our gross revenues during the remainder of the period.

Under the Concession and Mexican railroad services law and regulations, we may freely set our rates unless the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), or SCT, in consultation with the Mexican Antitrust Commission (Comisión Federal de Competencia), or COFECO, determines that there is no effective competition in Mexico’s rail industry after taking into account alternative rail routes and modes of transportation. If COFECO determines that there is a lack of competition, the SCT will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the SCT. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest, and risk the revocation of the Concession.

Mexican railroad services law and regulations and the Concession establish several circumstances under which the Concession will terminate, including revocation by the SCT, voluntary surrender of our rights under the Concession, statutory appropriation, and our liquidation or bankruptcy. Specifically, the Mexican government, acting through the SCT, may revoke the Concession for the following reasons: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican railway concession holders to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) repeatedly charging rates higher than the registered rates; (5) a change in our nationality; (6) our assignment of, or creation of liens on, the Concession without the prior approval of the SCT; (7) failure to maintain a performance bond and adequate insurance coverage as required by the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations or the Concession. In the case of items (5) or (6) above, the Concession will be automatically revoked. In the case of items (1) or (4), the Concession shall be revoked following the imposition of a sanction by the SCT which remains final and definitive on three occasions for the same type of breach. In the case of items (2), (3), (7) or (8), the Concession shall be revoked following the imposition of a sanction by the SCT which remains final and definitive on five occasions for the same type of breach. In the event that the Concession is revoked by the SCT, we will receive no compensation, and our rail lines and all other fixtures covered by the Concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the Concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15% of our equipment to a third party within 90 days of termination or revocation of our Concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the SCT for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the Concession. See “Risk Factors — Our Concession is subject to revocation or termination in certain circumstances which would prevent us from operating our railroad and would have a material adverse effect on our business and financial condition.”

The Concession requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the SCT. Our capital investment obligations for the remaining three years of the current business plan are as follows: $121.0 million, $126.0 million and $132.0 million for 2010, 2011 and 2012, respectively. We are also responsible for compliance with efficiency and safety standards set forth in the Concession, which are based on standards of the AAR.

Under the Concession, we are responsible for all environmental damage that we may cause from and after the date of commencement of our operations in 1997. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government’s operations occurring prior to the commencement of operations in accordance with the concession title in 1997. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

We are required by the Concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines, as well as for damage caused to third parties and their property as a result of our activities.

The Concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the Mexican government’s armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government’s armed forces. The Concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the Concession.

If the Mexican government legally terminates the Concession, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in operating our rail lines in the event of a natural disaster, war, significant public disturbances or imminent danger to the domestic peace or economy. In such events, the SCT may restrict our ability to exploit the Concession fully for such time and in such manner as the SCT deems necessary under the circumstances but only for the duration of any of the foregoing events.

Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.

Under the Concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than us. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory.

Government Regulation

Railroad Regulation

The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. The law permits foreign investors to hold up to 49% of the capital stock of such a corporation, unless a greater percentage of foreign investment is authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’s acquisition of Grupo KCSM, our indirect controlling owner at that time. We are also subject to the General Law on National Assets (Ley General de Bienes Nacionales), which regulates all assets that fall within the public domain and by various other laws and regulations.

The SCT is responsible for regulating railroad services in Mexico. The SCT has broad powers to monitor our compliance with the Concession and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the Concession, and must update the plan every five years. The SCT treats our business plans confidentially. The SCT monitors our compliance with efficiency and safety standards as set forth in the Concession. The SCT reviews, and may amend, these standards every five years.

The Mexican railroad services law and regulations provide the Mexican government certain rights in its relationship with us under the Concession, including the right to take over the management of our company and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

In addition, under the Concession and the Mexican railroad services law and regulations, the SCT, in consultation with COFECO, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the SCT would have the authority to set our rates for rail freight services.

Environmental Regulation

Our operations are subject to Mexican federal laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws, is the Ministry for the Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales). The Attorney General for Environmental Protection (Procuraduría Federal de Protección al Ambiente) has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry for the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located. The terms of the Concession also impose on us certain environmental law compliance obligations.

Noncompliance with applicable legal provisions may result in the imposition of fines, temporary or permanent shutdown of operations or other injunctive relief, criminal prosecution or the termination of our concession. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

This summary highlights information contained elsewhere in this prospectus and summarizes the material terms of the exchange offer. We refer you to “The Exchange Offer” in this prospectus for a more complete description of the terms of the exchange offer. You should read the entire prospectus carefully before making an investment decision.

The Exchange Offer	We are offering to exchange up to $300.0 million aggregate principal amount of exchange notes registered under the Securities Act for a like aggregate principal amount of outstanding notes. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000.

In connection with the private offering of the outstanding notes, on January 22, 2010, we entered into a registration rights agreement which grants holders of the outstanding notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the outstanding notes.

Exchange Notes	Up to $300.0 million aggregate principal amount of our 8.0% Senior Notes due 2018, or the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that, because the offer and sale of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 19, 2010, unless extended. We may extend the exchange offer for any reason. We do not currently intend to extend the exchange offer.

Interest on the Exchange Notes	Interest on the exchange notes will accrue at the rate of 8.0% from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of the outstanding notes. No additional interest will be paid on outstanding notes tendered and accepted for exchange.

Resale of Exchange Notes	Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

•	you are not a broker-dealer that acquired the outstanding notes from us or in market-making transactions or other trading activities;

•	you are acquiring the exchange notes in the ordinary course of your business;

•

at the time of the consummation of the exchange offer, you are not participating in, you do not intend to participate in, and you have no arrangement or understanding with any person to participate in, the distribution of the exchange notes within the meaning of the Securities Act; and

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true, you cannot rely on the position of the SEC staff described above and you must, therefore, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes, unless an exemption from these requirements is available to you. If you transfer any exchange notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability. In addition, the SEC has not considered the exchange offer in the context of its interpretive letters and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making activities or other trading activities must acknowledge in the letter of transmittal accompanying this prospectus that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for such purposes. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after such date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resale of exchange notes during such period.

Consequences of Failure to Exchange Outstanding Notes for Exchange Notes	If you do not exchange outstanding notes for exchange notes, you will not be able to offer, sell or otherwise transfer your outstanding notes except:

•	in compliance with the registration requirements of the Securities Act and any other applicable securities laws;

•	pursuant to an exemption from the securities laws; or

•	in a transaction not subject to the securities laws.

Outstanding notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after the completion of the exchange offer. The transfer restrictions and the availability of exchange notes that are freely tradable could adversely affect the trading market for your outstanding notes.

Upon completion of the exchange offer, we may also redeem any outstanding notes that were not exchanged in the exchange offer in an amount of up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any.

Conditions to Exchange Offer	The exchange offer is subject to customary conditions, including the following:

•	the exchange offer does not violate applicable law or any applicable interpretations of the SEC staff;

•	the outstanding notes are validly tendered in accordance with the exchange offer;

•	no action or proceeding would impair our ability to proceed with the exchange offer; and

•	any governmental approval has been obtained, that we believe, in our sole discretion, is necessary for the completion of the exchange offer as outlined in this prospectus.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal accompanying this prospectus and mail or otherwise deliver it, together with your outstanding notes to be exchanged and any other required documentation, to U.S. Bank National Association, the exchange agent, at the address specified on the cover page of the letter of transmittal. Alternatively, if your outstanding notes are held through DTC, you can tender your outstanding notes through DTC by following the procedures for book-entry transfer. See “The Exchange Offer — Book Entry Transfer.” You should direct questions regarding the tender of outstanding notes or the exchange offer generally to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent.” See “The Exchange Offer — Procedures for Tendering” and “The Exchange Offer — Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	We will accept for exchange all outstanding notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the exchange notes promptly following the expiration date.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Tax Consequences	We believe that the exchange of outstanding notes for exchange notes generally should not be a taxable transaction for U.S. or Mexican federal income tax purposes. For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the outstanding notes for the exchange notes and the purchase, ownership and disposition of the exchange notes, see “Taxation.”

Exchange Agent	U.S. Bank National Association is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”

The terms of the exchange notes and the outstanding notes are identical in all material respects, except that, because the offer of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. We sometimes use the term “notes” in this prospectus to refer to both the outstanding notes and the exchange notes.

Issuer	Kansas City Southern de México, S.A. de C.V.

Securities Offered	$300,000,000.00 principal amount of 8.0% Senior Notes due 2018.

Maturity	The exchange notes will mature on February 1, 2018.

Interest Rate and Payment Dates	The exchange notes will have an interest rate of 8.0% per annum payable in cash on February 1 and August 1 of each year, beginning February 1, 2011.

Additional Amounts	Subject to certain exceptions, we will pay Additional Amounts (as defined under “Description of the Exchange Notes — Additional Amounts”) so that the net amount received by each holder of exchange notes after the payment of any Mexican withholding tax will be equal to the amount that would have been received by each such holder if no such withholding tax had been payable.

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after February 1, 2014, at the redemption prices described under “Description of the Exchange Notes — Redemption,” plus accrued and unpaid interest, if any.

In addition, before February 1, 2013, we may redeem up to 35% of the notes with net cash proceeds from specified equity offerings at the redemption price listed in “Description of the Notes — Redemption,” plus accrued and unpaid interest, if any. However, we may only make such a redemption if at least 65% of the original aggregate principal amount of notes issued under the indenture remains outstanding after the redemption.

Upon completion of the registered exchange offer as described under “Description of the Notes — Registered Exchange Offer; Registration Rights,” we may also redeem any notes which were not exchanged in the registered exchange offer in an amount up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued interest, liquidated damages, if any, and any Additional Amounts.

In addition, we may at our option redeem the notes at any time at 100% of their principal amount plus any accrued and unpaid interest, if the Mexican withholding tax rate on payments of interest in respect of the notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%.

Change of Control	Upon a Change of Control (as defined under “Description of the Exchange Notes — Certain Definitions”), we will be required to make an offer to purchase the exchange notes. The purchase price will be equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Ranking	The exchange notes will rank equally with our other senior unsecured indebtedness (including but not limited to our senior notes) and will rank junior to any of our secured indebtedness to the extent of the assets secured thereunder.

As of June 30, 2010, we had total outstanding indebtedness of $964.0 million, consisting of (i) $823.2 million of senior unsecured indebtedness, (ii) $119.2 million of senior secured indebtedness and capital lease obligations and (iii) $21.6 million of unsecured debt with another wholly-owned subsidiary of KCS.

Certain Covenants	The indenture under which the outstanding notes were issued contains covenants that, among other things, restrict our ability to:

•	incur indebtedness;

•	pay dividends or make other distributions in respect of our stock;

•	issue guarantees;

•	enter into certain transactions with affiliates;

•	make restricted payments;

•	sell certain assets;

•	create liens;

•	engage in sale-leaseback transactions; and

•	engage in mergers, divestitures and consolidations.

However, these limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes — Covenants.”

Termination of Covenants	If, on any date following the date of the indenture, the notes have an investment grade rating from Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investor Services, Inc., and no default or event of default has occurred and is continuing, most of the covenants under the indenture will be terminated. See “Description of the Notes — Covenants.”

Form and Denominations	The exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Sinking Fund	There is no sinking fund for the notes.

Trading and Listing	The exchange notes will not be listed on any exchange. There is no existing trading market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange. Accordingly, there can be no assurance that a market for the exchange notes will develop.

Trustee and Exchange Agent	U.S. Bank National Association is the Trustee and Exchange Agent for the exchange notes.

Governing Law	The indenture and the exchange notes will be governed by New York law.

Taxation	For a summary of the Mexican federal tax consequences and the U.S. federal income tax consequences of an investment in the notes, see “Taxation.”

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables present our summary historical consolidated financial data as of and for the periods indicated. The consolidated balance sheet data as of June 30, 2010, and the statements of operations data for the six months ended June 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the years ended December 31, 2009, 2008, 2007 and 2006, for the nine months ended December 31, 2005 and the three months ended March 31, 2005, from our audited consolidated financial statements for these periods. The unaudited consolidated balance sheet data as of June 30, 2010, and the unaudited consolidated statements of operations data for the six month period ended June 30, 2010 and 2009 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements included in this prospectus.

Related to the acquisition of a controlling interest in Grupo KCSM by KCS on April 1, 2005 and the effects of the purchase accounting to us, our consolidated financial statements included herein, are not fully comparable on a U.S. GAAP basis to the consolidated financial statements for periods prior to April 1, 2005. The effects of purchase accounting have been reflected only in the successor financial statements from the date of acquisition. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively. However, had the acquisition occurred on January 1, 2005, revenues on a pro forma basis for the year ended December 31, 2005 would not differ from the total amount of revenue from the Successor and Predecessor periods in 2005. Additionally, the impact to operating expenses related to purchase accounting for the three month period ended March 31, 2005, was not material. For the years ended December 31, 2009, 2008, 2007 and 2006, the nine months ended December 31, 2005, and for the six months ended June 30, 2010 and 2009, the consolidated financial statements include the effects of all purchase accounting adjustments.

In April 2007, we adopted corporate resolutions approving the legal Merger (“2007 Merger”) between us and our former parent, Grupo KCSM. The 2007 Merger was effective on May 8, 2007. KCSM, as the surviving company, cancelled the shares held by Grupo KCSM and issued the corresponding shares representing our new capital stock to each of the shareholders of Grupo KCSM, except for the shares held by itself. Grupo KCSM transferred all its assets and liabilities to us and any current liabilities between Grupo KCSM and us were extinguished. There was no cash exchanged between the parties in the 2007 Merger.

The 2007 Merger was completed between entities under common control with KCSM as the reporting entity. Grupo KCSM was a non-operating holding company with no material assets or operations and its balance sheet was limited to a deferred tax asset and other intercompany balances between Grupo KCSM and us. All intercompany amounts were eliminated and the remaining balances of Grupo KCSM were transferred to us at carrying value, except Grupo KCSM’s 2% ownership in Arrendadora KCSM, S.A. de C.V. (“Arrendadora KCSM”), which was transferred to NAFTA Rail, S.A. de C.V., a wholly owned subsidiary of KCS. The full effect of the 2007 Merger was applied prospectively in our financial statements for the second quarter of 2007.

During the first quarter of 2010, we elected to change our accounting policy for rail grinding costs from a capitalization method to a direct expense method. Previously, we capitalized rail grinding costs as an improvement to the rail. We believe it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. We have reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Accounting Standards Codification 250 “Accounting for Changes and Error Corrections”. Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively.

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Nine Months Ended December 31, 2005	Three Months Ended March 31, 2005
	2010	2009	2009	2008	2007	2006
	(Unaudited)
	(In millions of U.S. dollars)
Results of Operations Data:
Revenues	$397.6	$280.2	$616.0	$818.5	$813.2	$774.0	$547.5	$170.1
Operating expenses	283.0	252.0	507.2	604.3	599.1	596.4	530.5	143.8

Operating income	114.6	28.2	108.8	214.2	214.1	177.6	17.0	26.3
VAT/PUT settlement gain, net	—	—	—	—	—	—	141.0	—
Equity in net earnings (loss) of unconsolidated affiliates	4.4	(0.4)	2.9	7.4	5.6	5.9	(1.5)	—
Interest expense	(53.2)	(53.1)	(110.1)	(86.6)	(87.9)	(92.7)	(71.6)	(27.3)
Debt retirement costs	(31.6)	(0.6)	(0.6)	—	(6.9)	(2.6)	(4.4)	—
Foreign exchange gain (loss)	1.3	0.9	2.2	(21.3)	(0.9)	(10.5)	3.6	0.2
Other income, net	1.5	1.2	3.1	2.9	2.9	1.5	1.1	0.3

Income (loss) before income taxes	$37.0	$(23.8)	$6.3	$116.6	$126.9	$79.2	$85.2	$(0.5)

Net income (loss)	$26.2	$(16.5)	$6.4	$101.7	$96.7	$60.8	$87.1	$1.0

		Successor
		As of June 30, 2010	As of December 31,
			2009	2008	2007	2006	2005
		(Unaudited)
		(In millions of U.S. dollars)
Balance Sheet Data:
Total assets		$2,679.6	$2,717.5	$2,636.0	$2,564.9	$2,486.8	$2,368.6
Total debt and related company debt		964.0	1,136.1	958.4	850.7	875.9	908.2
Total liabilities		1,227.8	1,387.2	1,207.4	1,228.8	1,244.6	1,214.7
Total stockholders’ equity		1,451.8	1,330.3	1,428.6	1,336.1	1,243.6	1,155.2

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,

	2010	2009	2009	2008	2007	2006	2005	2005
	(Unaudited)
	(In millions of U.S. dollars)
Other Financial Data:
Depreciation and amortization	$48.3	$55.8	$102.3	$103.1	$96.0	$89.3	$67.1	$21.8
Capital expenditures	45.4	80.0	128.6	229.8	236.1	114.8	71.1	9.2
Net cash provided by operating activities	84.2	49.3	141.4	159.4	263.0	153.8	79.6	35.8
Net cash provided by (used for) investing activities	3.8	(122.2)	(149.3)	(229.7)	(228.4)	(111.7)	(70.4)	(9.0)
Net cash provided by (used for) financing activities	(111.3)	85.0	61.6	92.3	(32.1)	(34.9)	(7.5)	(35.5)
Cash dividends to stockholders(1)	—	—	3.2	7.1	—	—	—	—
Ratio Data:
Ratio of earnings to fixed charges(2)	1.6	N/A *	1.0	2.1	2.1	1.6	N/A *	1.0

(1)	On December 22, 2009 and September 22, 2008, we declared a cash dividend on our common stock, of $0.00067 per share and $0.00148 per share, respectively.

(2)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations excluding equity in earnings of unconsolidated affiliates, fixed charges, and distributed income of equity investments. Fixed charges include interest expenses and capitalized, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.4 million and $54.3 million, respectively.

RECENT DEVELOPMENTS

Rail service in northern Mexico was disrupted by damage resulting from Hurricane Alex, which made landfall on June 30, 2010. The hurricane and resulting flooding continued into early July and caused significant track damage around the Monterrey and Saltillo areas as well as on the lines to Laredo and Matamoros. There were multiple track related incidents due to the hurricane. We are currently in the repair and restoration process and continue to assess the related financial impact, including service interruption, on our third quarter results. We maintain insurance intended to cover events such as this. Our property and casualty insurance program covers loss or damage to our own property and third party property over which we have custody and control, with a self-insured retention amount of $10.0 million for flood related losses. We also maintain liability insurance with a self-insured retention of $1.0 million covering claims from third parties.

On August 30, 2010, we entered into a new credit agreement (the “Credit Agreement”) with various financial institutions and other persons from time to time parties thereto (the “Lenders”), The Bank of Nova Scotia, as administrative agent for the Lenders, Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as collateral agent and Scotia Capital and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners.

The Credit Agreement provides us with a three-year $100.0 million revolving credit facility consisting of (i) a revolving facility in an amount up to $100.0 million (the “Revolving Facility”) and, (ii) a letter of credit facility and a swing line facility (the “Swing Line Facility”) in an amount up to $10.0 million each, which constitutes usage under the Revolving Facility.

The outstanding principal balance of loans under the Revolving Facility bear interest at floating rates. At our option, the loans will bear interest at either (i) the greater of (a) The Bank of Nova Scotia’s base rate, (b) federal funds rate plus 0.50% or (c) one-month LIBOR rate plus 1.00% (the “Base Rate”) plus a margin of 2.00% to 3.50% (depending on the leverage ratio) or (ii) LIBO rate plus a margin of 3.00% to 4.50% (depending on the leverage ratio). The outstanding principal balance of loans under the Swing Line Facility will bear interest at the Base Rate plus a margin of 2.00% to 3.50% (depending on the leverage ratio).

The Credit Agreement is secured by the accounts receivable and certain locomotives of us and certain of our subsidiaries. In addition, we and certain of our subsidiaries agreed to subordinate payment of intercompany debt, certain of our subsidiaries guaranteed repayment of the amounts due under the Credit Agreement and the equity interests of certain of our subsidiaries were pledged to secure the Credit Agreement.

We and certain of our subsidiaries gave certain representations and warranties that are customary for credit agreements of this type. The Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type, including financial covenants related to a leverage ratio and an interest coverage ratio as defined in the Credit Agreement.

On August 30, 2010, we sent a notice of redemption of the remaining outstanding 9 3/8% Senior Notes. The redemption date is September 30, 2010, and the redemption price is 102.344% of the principal amount of $63.7 million, plus accrued and unpaid interest.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to exchange your outstanding notes for exchange notes. The risks described below are not the only ones facing us or investments in Mexico in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect our ability to make payment on the exchange notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. See “Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to our Debt

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our indentures relating to our debt.

The indentures relating to our outstanding debt securities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Failure to maintain compliance with the covenants contained in the indentures could constitute a default which could accelerate the payment of any amounts outstanding under these financial agreements.

A downturn in debt capital markets may increase the cost of borrowing and make financing difficult to obtain, each of which could have a material adverse effect on our results of operations and business.

Events in the financial markets may have an adverse impact on the debt capital markets and, as a result, credit may become more expensive and difficult to obtain. Lenders may impose more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which we conduct business. The negative impact of tightening credit markets, and adverse changes in the debt capital markets generally, may have a material adverse effect on our results of business and operations resulting from, but not limited to, an inability to finance capital expansion on favorable terms, if at all, increased financing cost or financial terms with increasingly restrictive covenants.

Risk Factors Relating to our Business

Our Concession is subject to revocation or termination in certain circumstances which would prevent us from operating our railroad and would have a material adverse effect on our business and financial condition.

We operate under the Concession granted by the Mexican government, which is renewable for up to 50 years, subject to certain conditions. The Concession gives us exclusive rights to provide freight transportation services over our rail lines for 30 years of the 50-year Concession, subject to certain trackage and haulage rights granted to other concessionaires. The SCT, which is principally responsible for regulating railroad services in Mexico, has broad powers to monitor our compliance with the Concession and can require us to supply it with any technical, administrative and financial information it requests. Among other obligations, we must comply with the investment commitments established in our business plan, which forms an integral part of the Concession, and must update the plan every five years. The SCT treats our business plans confidentially. The SCT also monitors our compliance with efficiency and safety standards established in the Concession. The SCT reviews, and may amend, these standards every five years.

The Mexican Railroad Services Law and regulations provide the Mexican government certain rights in its relationship with us under the Concession, including the right to take over the management of us and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes. In addition, under Article 47 of the Mexican Railroad Services Law and regulations, the SCT, in consultation with COFECO reserves the right to set service rates if it determines that effective competition does not exist in the Mexican railroad industry. COFECO, however, has not published guidelines regarding the factors that constitute a lack of competition. It is, therefore, unclear under what particular circumstances COFECO would deem a lack of competition to exist. If the SCT intervenes and sets services rates, the rates it sets may be too low to allow us to operate profitably.

Under the Concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures. If the Mexican government legally terminates the Concession, it would own, control and manage such public domain assets used in the operation of our rail lines. All other property not covered by the Concession, including all locomotives and railcars otherwise acquired, will remain our property. The Mexican government would have the right to cause us to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the Concession. In addition, the Mexican government will also have a right of first refusal with respect to certain transfers by us of railroad equipment within 90 days after revocation of the Concession.

The Mexican government may also temporarily seize control of our rail lines and our assets in the event of a natural disaster, war, significant public disturbance or imminent danger to the domestic peace or economy. In such a case, the SCT may restrict our ability to exploit the Concession in such manner as the SCT deems necessary under the circumstances, but only for the duration of any of the foregoing events. Mexican law requires that the Mexican government pay compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican Railroad Services Law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. However, these payments may not be sufficient to compensate us for our losses and may not be timely made.

The SCT may revoke the Concession if we are sanctioned on three distinct occasions for unjustly interrupting the operation of our rail lines or for charging tariffs higher than the tariffs we have registered with the SCT. In addition, the SCT may revoke the Concession if, among other things, we are sanctioned on five distinct occasions because we restrict the ability of other Mexican rail operators to use our rail lines; we fail to make payments for damages caused during the performance of services; we fail to comply with any term or condition of the Mexican Railroad Services Law and regulations or the Concession; we fail to make the capital investments required under its five-year business plan filed with the SCT; or we fail to maintain an obligations compliance bond and insurance coverage as specified in the Mexican Railroad Services Law and regulations. In addition, the Concession would revoke automatically if we change our nationality or assign or create any lien on the Concession, or if there is a change in control of us, without the SCT’s approval. The SCT may also terminate the Concession as a result of our surrender of our rights under the Concession, or for reasons of public interest or upon our liquidation or bankruptcy. Revocation or termination of the Concession would prevent us from operating our railroad and would materially adversely affect our operations and the ability to make payments on our debt. If the Concession is terminated or revoked by the SCT for any reason, we would receive no compensation and our interest in our rail lines and all other fixtures covered by the Concession, as well as all improvements made by us, would revert to the Mexican government.

In April 2006, the SCT initiated proceedings against us, claiming that we had failed to make certain minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT prior to our April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). We believe we made capital expenditures exceeding the required amounts. We responded to the SCT by providing evidence in support of our investments and explaining why we believe sanctions are not appropriate. In May 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2004, in which the SCT resolved to impose no sanction. In June 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2005, in which the SCT determined that we had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. We have filed an action in the Mexican Administrative and Fiscal Federal Court challenging this ruling. We will have the right to challenge any adverse ruling.

We believe that even if the sanction is ultimately imposed as a consequence of the 2005 Capital Investment Proceeding, there will be no material adverse effect on our results of operations or financial condition. However, if a sanction were to be imposed it would be considered a “generic” sanction under Mexican law (i.e., sanctions applied to conduct not specifically referred to in specific subsections of the Mexican railway law). If we are ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, we could be subject to possible future SCT action seeking revocation of the Concession. Such revocation would materially adversely affect our results of operations and financial condition.

Failure to make capital expenditures could result in the revocation of our Concession and adversely affect our financial condition.

Our business is capital intensive and requires substantial ongoing expenditures for, among other things, additions and improvements to roadway, structures and technology, acquisitions, and maintenance and repair of our equipment and the rail system. Our failure to make the necessary capital expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increases in traffic volumes.

Our Concession from the Mexican government requires us to make investments and undertake capital projects. If we fail to make such capital investments, our business plan commitments with the Mexican government may be at risk, requiring us to seek waivers of our business plan. There is no assurance that such waivers, if requested, would be granted by the SCT. We may defer capital expenditures under our business plan with the permission of the SCT. However, the SCT might not grant this permission, and any failure by us to comply with the capital investment commitments in our business plan could result in sanctions imposed by the SCT, and could result in revocation of the Concession if sanctions are imposed on five occasions. We cannot assure that the Mexican government would grant any such permission or waiver. If such permission or waiver is not obtained in any instance and we are sanctioned, our Concession might be at risk of revocation, which would materially adversely affect our financial condition and results of operations. See “Our Concession is subject to revocation or termination in certain circumstances.”

We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows, equipment leases, and debt financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund capital expenditure requirements. Even if financing is available, it may not be obtained on acceptable terms and within the limitations contained in the indentures and other agreements relating to our existing debt.

We compete against other railroads and other transportation providers.

Our operations are subject to competition from other railroads, particularly Ferromex and Ferrosur in Mexico, as well as from truck carriers, barge lines and other maritime shippers. Certain rail competitors are much larger and have significantly greater financial and other resources than us, which may enable our rail competitors to reduce rates and make our freight services less competitive. Our ability to respond to competitive pressures by matching rate reductions and decreasing rates without adversely affecting gross margins and operating results will depend on, among other things, the ability to reduce operating costs. Our failure to respond to competitive pressures, and particularly rate competition, in a timely manner could have a material adverse effect on our results of operations and financial condition.

In recent years, there has also been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads’ access to efficient gateways and routing options that are currently and have been historically available. There can be no assurance that further consolidation in the railroad industry, whether in the United States or Mexico, will not have an adverse effect on operations.

Trucking, maritime and barge competitors, while able to provide rate and service competition to the railroad industry, are able to use public rights-of-way, require substantially smaller capital investment and maintenance expenditures than railroads and allow for more frequent and flexible scheduling. Continuing competitive pressures, any reduction in margins due to competitive pressures, future improvements that increase the quality of alternative modes of transportation in the locations in which we operate, or legislation or regulations that provide motor carriers with additional advantages, such as increased size of vehicles and reduced weight restrictions, could result in downward pressure on freight rates, which in turn could have a material adverse effect on results of operations, financial condition and liquidity.

A central part of our growth strategy is based upon the conversion of truck traffic to rail. There can be no assurance we will have the ability to convert traffic from truck to rail transport or that the customers already converted will be retained. If the railroad industry in general is unable to preserve its competitive advantages vis-à-vis the trucking industry, projected revenue growth from our operations could be adversely affected. Additionally, the revenue growth attributable to our operations could be affected by, among other factors, an expansion in the availability, or an improvement in the quality, of the trucking services offered by Mexican carriers resulting from regulatory and administrative interpretations and implementation of certain provisions of NAFTA, and our inability to grow our existing customer base and capture additional cargo transport market share because of competition from the shipping industry and other railroads.

Our business may be adversely affected by changes in general economic conditions, including the automotive industry, which has had difficulties in recent years.

Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States and Mexican economies affect the businesses served by us. Prolonged negative changes in domestic and global economic conditions or disruptions of either or both from the financial and credit markets, including the availability of short-term and long-term debt financing, may affect us, as well as the producers and consumers of the commodities that we transport and may have a material adverse effect on our results of operations, financial condition and liquidity.

The transportation industry is highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive, housing and agriculture industries. Any downturn in these industries could have a material adverse effect on operating results. Also, some of the products transported have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past and reduced demand for automotive vehicles and related shipments may result in decreased prices. We cannot assure that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial condition or results.

Our business strategy, operations and growth rely significantly on agreements with other railroads and third parties.

Operation of our rail network and our plans for growth and expansion rely significantly on agreements with other railroads and third parties, including joint ventures and other strategic alliances. Our operations are also dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of, or the failure to renew, these agreements could adversely affect our business, financial condition and results of operations. We are also dependent in part upon the financial health and efficient performance of other railroads with which we have agreements. There can be no assurance that we will not be materially adversely affected by operational or financial difficulties of other railroads.

Our business may be affected by market and regulatory responses to climate change.

Our operations may be adversely affected by restrictions, caps, taxes, or other controls on emissions of greenhouse gases, including diesel exhaust. Restrictions on emissions could also affect our customers that use commodities that we transport to produce energy, use significant amounts of energy in producing or delivering the commodities we transport, or manufacture or produce goods that consume significant amounts of energy or burn fossil fuels, including coal-fired power plants, chemical producers, farmers and food producers, and automakers and other manufacturers. Significant cost increases, government regulation, or changes of consumer preferences for goods or services relating to alternative sources of energy or emissions reductions could materially affect the markets for the commodities we transport, which in turn could have a material adverse effect on our results of operations, financial condition and liquidity. Government incentives encouraging the use of alternative sources of energy could also affect certain customers and their respective markets for certain commodities we transport in an unpredictable manner that could alter traffic patterns, including, for example, the impacts of ethanol incentives on farming and ethanol producers. Any of these factors, individually or in conjunction with one or more of the other factors, or other unforeseen impacts of climate change could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We are exposed to the credit risk of our customers and counterparties and their failure to meet their financial obligations could adversely affect our business.

Our business is subject to credit risk. There is a risk that a customer or counterparty will fail to meet its obligations when due. Customers and counterparties that owe us money may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Although we have procedures for reviewing our receivables and credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Some of our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, concerns about, or a default by, one customer or counterparty could lead to significant liquidity problems, losses or defaults by other customers or counterparties, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

Our operations are subject to certain trackage rights, haulage rights and interline service agreements with another Mexican rail carrier, some of which are in dispute.

Through our Concession from the Mexican government, we are required to grant short and long distance trackage rights to Ferromex. Applicable law stipulates that Ferromex similarly is required to grant to us rights to use portions of our tracks. Although all of these trackage rights have been granted under the Concession, Ferromex and us have not actually operated under the long distance trackage rights because, other than the rates to be charged pursuant to the Trackage Rights Agreement, dated February 9, 2010, between Ferromex and us, the rates that may be charged for the right to use the tracks have not been agreed upon between Ferromex and us for the periods beginning in 1998 through December 31, 2008.

If we cannot reach an agreement with Ferromex for rates applicable for services prior to January 1, 2009, which are not subject to the Trackage Rights Agreement, the SCT is entitled to set the rates in accordance with Mexican law and regulations, which rates may not adequately compensate us. We are currently involved in judicial, civil and administrative proceedings and negotiations with Ferromex regarding the rates payable to each other for trackage rights, interline services and haulage rights for periods prior to January 1, 2009. Certain of these disputes continue under litigation. Any resolution of such procedures adverse to us could have a negative impact on our results of operations in a particular quarter of a fiscal year.

Downturns in the U.S. economy, Mexican economy, U.S.-Mexico trade, certain cyclical industries in which our customers operate, the global economy or fluctuations in the peso-dollar exchange rate could have adverse effects on our financial condition.

The level and timing of our activity is heavily dependent upon the level of Mexican-United States trade and the effects of NAFTA on such trade. Our operations depend on Mexican and United States markets for the products we transport, the relative position of Mexico and the United States in these markets at any given time, and tariffs or other barriers to trade. Downturns in the Mexican or United States economies or in trade between Mexico and the United States would likely have adverse effects on our results of operations and our ability to meet debt service obligations. In addition, we have invested significant amounts in developing our intermodal operations at the Port of Lazaro Cardenas, in part to provide Asian importers with an alternative to west coast ports of the United States, and the level of intermodal traffic depends, to an extent, on the volume of Asian shipments routed through Lazaro Cardenas. Reduction in trading volumes, which may be caused by factors beyond our control, including increased government regulations in light of recent concerns regarding the safety and quality of Asian-manufactured products, may adversely affect our business and results of operations.

Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that we transport to the United States may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in Mexican-United States trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we carry.

Any devaluation of the peso would cause the peso cost of our dollar-denominated debt to increase, adversely affecting our ability to make payments on our indebtedness. Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit the ability to transfer pesos or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on the non-peso denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit the ability to transfer or convert pesos into U.S. dollars or other currencies for the purpose of making timely payments of the U.S. dollar-denominated debt and contractual commitments. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Traffic congestion or similar problems experienced in the U.S. or Mexican railroad system may adversely affect our operations.

Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion, which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may also result in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Nuevo Laredo-Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business and results of operations.

If our primary fuel supply contract is terminated or if fuel prices substantially increase, our financial condition could be materially adversely affected.

We incur substantial fuel costs in our railroad operations and these costs represent a significant portion of our transportation expenses. Significant price increases for fuel may have a material adverse effect on operating results. During periods of rising fuel prices, we have been able to pass the majority of these fuel cost increases on to customers in the form of fuel surcharges applied either in the form of an increase in the freight rate or direct customer billings. If we are unable to recapture our costs of fuel from our customers, operating results could be materially adversely affected. In addition, a severe disruption of fuel supplies resulting from supply shortages, political unrest, a disruption of oil imports, weather events, war or otherwise, and the resulting impact on fuel prices could materially adversely affect our operating results, financial condition and cash flows.

We currently meet, and expect to continue to meet, fuel requirements for our operations almost exclusively through purchases at market prices from PEMEX Refinanción (“PEMEX”), the national oil company of Mexico, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternate sources on acceptable terms, our operations could be materially adversely affected.

We face possible catastrophic loss and liability, and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, floods, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of FTVM and significant portions of our customer base, could have a material adverse effect on our operations and our financial condition. We maintain insurance that is consistent with industry practice in compliance with the requirements of our Concession against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover KCSM’s damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations and an adverse effect on our financial condition.

We depend on the stability and availability of our information technology systems to operate our business.

We rely on information technology in all aspects of our business. A significant disruption or failure of our information technology systems, including our computer hardware, software and communications equipment, could result in service interruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information assets against intruders or other operational difficulties. Although we have taken steps to mitigate these risks, a significant disruption could adversely affect our results of operations, financial condition, liquidity and ability to compete effectively. Additionally, if we are unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition or liquidity.

We, as a common carrier by rail, are required by Mexican law to transport hazardous materials, which could expose us to significant costs and claims.

Under Mexican applicable laws, our common carrier responsibility requires us to transport hazardous materials. Any rail accident or other incident or accident on our network, facilities, or at the facilities of our customers involving the release of hazardous materials, including toxic inhalation hazard (or TIH) materials, could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation, which could have a material adverse effect on our results of operations, financial condition and liquidity.

Our business is subject to tax, environmental, health, and safety laws and regulations that could require us to incur material costs or liabilities relating to tax, environmental, health, or safety compliance or remediation. Our failure to comply with these regulations could have a material adverse effect on our operations.

We are subject to income taxes and non-income-based taxes in Mexico. Significant judgment is required in determining the provision for income taxes and other tax liabilities. Changes in tax rates, enactment of new tax laws, and revisions of tax regulations could have a material adverse affect on our financial condition and operating results. Although we believe the tax estimates are reasonable, the final determination of tax audits, claims, or litigation could differ from what is reflected in our income tax provisions and accruals.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to the environment or to human life or health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages for harm to property or individuals.

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, including standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. Under applicable Mexican law and regulations, administrative and criminal proceedings may be brought and economic sanctions imposed against companies that violate environmental laws and non-complying facilities may be temporarily or permanently closed. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment and to environmental laws and regulations issued by the governments of each of the Mexican states in which our facilities are located. The terms of our Concession from the Mexican government also impose environmental compliance obligations on us. We cannot predict the effect, if any, that unidentified environmental matters or the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition. Failure to comply with any environmental laws or regulations may result in the termination of our Concession or in fines or penalties that may affect profitability.

Our business may be affected by future acts of terrorism, war or other acts of violence or crime.

Terrorist attacks, such as an attack on our chemical transportation activities, any government response thereto and war or risk of war may adversely affect our results of operations, financial condition, and cash flows. These acts may also impact our ability to raise capital or its future business opportunities. Our rail lines and facilities could be direct targets or indirect casualties of acts of terror, which could cause significant business interruption and damage to our property. In recent years, there have been reported incidents of train cargo robberies in Mexico. Other acts of violence or crime could also adversely affect our business.

As a result, acts of terrorism or war or acts of crime or violence could result in increased costs and liabilities and decreased revenues for us. In addition, insurance premiums charged for some or all of the applicable coverage currently maintained by us could increase dramatically or certain coverage may not be adequate to cover losses or may not be available in the future.

Renegotiation of terms of the labor agreement and any potential labor disruptions could adversely affect our financial condition.

Our union employees are covered by one labor agreement, which was signed on June 23, 1997, between us and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of our employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms are subject to negotiation every two years. Compensation terms and all other benefits, covering the period from July 1, 2009, through June 30, 2010, were finalized between us and the union during the second quarter of 2010. The negotiation of the 2010 compensation terms was finalized in August 2010. As of the date of this filing, the negotiation with the union regarding the retirement benefit continue to be discussed. The anticipated resolution of these negotiations are not expected to have a material impact to the consolidated financial statements. The union labor negotiation with the Mexican Railroad Union has not historically resulted in any strike, boycott, or other disruption in our business operations. We do not believe the expected settlement will have a material impact on our financial statements.

Our controlling stockholder’s interests may be different from ours.

As of April 1, 2005, KCS became our controlling stockholder with full power to direct our business. KCS on its own can make decisions and determine corporate transactions, mergers, consolidations, dividend payments, and other matters. The interests of KCS may be different from our interests and KCS may exercise influence over us in a manner inconsistent with our interests.

Our operations are subject to economic and political risks.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our operations in particular. We cannot predict the impact that the political landscape, including the recently implemented multiparty rule, will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

Mexican national politicians are currently focused on certain regional political and social tensions, and reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. Though Mexico has imposed foreign exchange controls in the past, there are currently no exchange controls in Mexico. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat of such difficulties in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by United States and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments due on indebtedness, to the extent we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

Mexico may experience high levels of inflation in the future which could adversely affect our results of operations.

Mexico has a history of high levels of inflation and may experience high inflation in the future. During most of the 1980s and during the mid and late 1990s, Mexico experienced periods of high levels of inflation. The annual rate of inflation for the six months period ended June 30, 2010 was 1.4% and for the last three years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were 3.6% in 2009, 6.5% in 2008, and 3.8% in 2007. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

Risk Factors Relating to Ongoing Litigation

We are a party to various legal proceedings and administrative actions arising in the ordinary course of business including those specifically mentioned below.

Disputes Relating to the Provision of Services to the Auto Manufacturer. We are involved in several disputes related to providing service to the Auto Manufacturer (the “Auto Manufacturer”). In March 2008, the Auto Manufacturer filed an arbitration suit against us under a contract for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. Among other claims, the Auto Manufacturer claimed that the contract was implicitly extended and continued in effect beyond its stated termination date. The Auto Manufacturer is seeking a declaration by the arbitrator that the rates being assessed by us are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. We claim that the contract did in fact expire on its stated termination date, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, we filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and our rates. The arbitration was divided in two phases. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. As of the date of this filing, the second phase of the arbitration proceeding regarding the claim, is in the evidentiary stage and has not been resolved. Management believes the final resolution of these claims will not have any material impact on our results of operations.

In May 2008, the SCT initiated a proceeding against us, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer, alleging that we impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by us to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that we had engaged in the activities alleged, but imposed no sanction since this was the first time we had engaged in such activities. On May 6, 2009, we challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to us of new proceedings against us, claiming, among other things, that we refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location. On August 13, 2008, we filed a response to the SCT. On July 15, 2010, the SCT resolved to consolidate these six sanctioning proceedings into a single proceeding, determining that the actions that motivated the underlying claims constitute a single occasion. Management believes that even if we were to be found liable, a single sanction would be imposed and could be challenged in the Administrative and Fiscal Federal Court. A single sanction would more likely decrease the severity of any penalties levied against us as a consequence thereof and makes it more likely that any unfavorable resolution will not have a material impact on our results of operations.

We believe we have defenses to the imposition of sanctions for the forgoing proceedings and intend to vigorously contest these allegations. We do not believe that these SCT proceedings will have a material adverse effect on our results of operations or financial condition. However, if we are ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, we could be subject to possible future SCT action seeking revocation of the Concession. Revocation of the Concession would materially adversely affect our results of operations and financial condition.

Risk Factors Relating to the Exchange Notes and the Exchange Offer

Our indebtedness could adversely affect our financial position and our ability to meet our obligations under our debt instruments.

As of June 30, 2010, we had total outstanding indebtedness of $964.0 million, consisting of (i) $823.2 million of senior unsecured indebtedness, (ii) $113.4 million of senior secured indebtedness and capital lease obligations and (iii) $27.4 million of unsecured debt with another wholly-owned subsidiary of KCS and equipment debt. Our stockholders’ equity was $1,451.8 million as of June 30, 2010, resulting in a debt to equity ratio (total debt as a percentage of total debt plus equity) of 39.9%.

Our indebtedness could make it more difficult for us to borrow money in the future and may reduce the amount of money available to finance our operations and other business activities and may have other important consequences, including the following:

•

we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, and interest on our debt, which will reduce funds available for other purposes;

•	we may not be able to fund capital expenditures, working capital and other corporate requirements;

•	we may not be able to obtain additional financing, or obtain it at acceptable rates;

•

our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or in our business, including the availability of short- and long-term debt;

•	we may be exposed to risks in exchange rate fluctuations because any fluctuation of the Mexican peso relative to the U.S. dollar could impact our ability to service debt; and

•	we may be at a disadvantage compared to our competitors that have less leverage and greater operating and financial flexibility than we do.

We may incur additional indebtedness in the future.

Despite our level of indebtedness, we may incur additional debt in the future. This could further exacerbate the risks described in this prospectus.

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt.

The indentures relating to our outstanding debt securities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Failure to maintain compliance with the covenants contained in the indentures could constitute a default, which could accelerate the payment of any amounts outstanding under these financial agreements.

The downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, each of which may have a material adverse effect on our results of operations and business.

Events in the financial markets have had an adverse impact on the credit markets and, as a result, credit has become more expensive and difficult to obtain. Some lenders are imposing more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which we conduct business. The negative impact of tightening credit markets and the recent adverse changes in the credit markets generally may have a material adverse effect on our results of business and operations resulting from, but not limited to, an inability to finance capital expansion on favorable terms, if at all, increased financing cost or financial terms with increasingly restrictive covenants.

Holders who fail to exchange their outstanding notes will continue to be subject to restrictions on transfer and may have reduced liquidity after the exchange offer.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. After the completion of this exchange offer, we will not be under any obligation to, and do not plan to, register the outstanding notes under the Securities Act.

In addition, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease could reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

You must comply with the exchange offer procedures to receive exchange notes.

Holders are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for outstanding notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of outstanding notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure or waive any defect if you fail to follow the proper procedure.

If you are a broker-dealer, your ability to transfer the new notes may be restricted.

A broker-dealer that purchased outstanding notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it resells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited, and, as a result, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

There is no public market for the exchange notes, a market may not develop, and you may have to hold your exchange notes to maturity.

The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable. The exchange notes are not listed for trading on any exchange. We do not intend to seek to have them listed. The liquidity of any market for the exchange notes and the prices at which the exchange notes will trade, if a trading market develops, will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

In addition, the notes have not been registered with the Mexican National Securities Registry and therefore the notes may not be offered or sold publicly, or otherwise be the subject of brokerage activities in Mexico, except pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the exchange notes.

Trading in the exchange notes may be affected by developments in emerging and other markets.

Securities of Mexican companies have been, to varying degrees, influenced by political, economic and market conditions in other emerging markets and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may have effects on the securities of issuers in other countries, including Mexico. Continued volatility in the Latin American, Eastern European, Asian or other emerging capital markets may lead to increased volatility of other securities markets and may impact the price of the exchange notes. Events outside of Mexico, especially in other emerging market countries, may affect the price of, or our ability to meet our obligations under, the exchange notes. In addition, the Mexican financial and securities markets are, to varying degrees, influenced by political, economic and market conditions in more industrialized countries, particularly the United States. Among other events, increases in interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States may tend to decrease the attractiveness of securities investments in other countries, such as Mexico.

If a noteholder were to sue us, the noteholder may be paid in pesos in the event of a recovery of damages.

If proceedings are brought in Mexico seeking to enforce our obligations under the exchange notes, we may discharge those obligations by making payments in pesos. Under Article 8 of the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), in the event that proceedings were brought in Mexico seeking to enforce our obligations under the exchange notes, we would not be required to discharge such obligations in Mexico in a currency other than Mexican currency. According to Article 8, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date and in the place payment occurs. Such rate is currently determined by the Mexican Central Bank every business day in Mexico, and published the following banking day in the Mexican Official Gazette (Diario Oficial de la Federación). As a result, if a payment is made by us in Mexico, depending upon the peso-dollar exchange rate on the payment date, peso payments made to exchange note holders may not be sufficient to obtain the dollars necessary to satisfy our obligations under the exchange notes.

Our obligations under the exchange notes would change in the event of our insolvency or bankruptcy.

Upon our declaration of insolvency (including concurso mercantil) or bankruptcy, our unsecured obligations under the exchange notes:

•

would be converted into pesos at the exchange rate prevailing at the time of such declaration and subsequently converted into UDIs, investment units indexed to the rate of Mexican inflation, at the peso-UDI exchange rate prevailing at the time of conversion, and payment would occur at the time claims of our creditors are satisfied;

•	would be dependent upon the outcome of the insolvency (including concurso mercantil) or bankruptcy proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account depreciation of the peso against the dollar occurring after such declaration of insolvency (including concurso mercantil) or bankruptcy.

Given the past volatility of Mexican exchange rates, noteholders may receive substantially less money in satisfaction of our obligations if the peso-dollar exchange rate changes between the date of the declaration of bankruptcy and the time of payment.

Your ability to require the repurchase of exchange notes upon a change of control may be limited.

Upon a change of control, we will be required to offer to repurchase all of the exchange notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding exchange notes tendered, and we expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the terms of future senior indebtedness of us and our subsidiaries may prohibit certain events which would constitute such a change of control or require such senior indebtedness to be repurchased or repaid upon a change of control. Moreover, the exercise by the holders of their right to require us to purchase the exchange notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us and our subsidiaries. Our failure to repurchase tendered exchange notes at a time when the repurchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt. The change of control provision in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us, that may adversely affect you. These transactions may not involve a change in voting power or beneficial ownership, or even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger these provisions. Except as described under “Description of the Exchange Notes — Change of Control,” the indenture does not contain provisions that permit the holders of the exchange notes to require us to repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction. Finally, the provisions under the indenture relative to our obligation to make an offer to purchase the exchange notes as a result of a change of control may be waived or modified with the written consent of the holders of a majority in principal amount of the exchange notes; accordingly, you may not be able to require the repurchase of your exchange notes upon a change of control even if you do not consent to the waiver of such obligation.

The exchange notes are unsecured obligations, and accordingly our assets may be insufficient to pay amounts due on your exchange notes.

The exchange notes will be our unsecured obligations. We and our subsidiaries may incur other debt, which may be substantial in amount, and which may in certain circumstances be secured. Because the exchange notes will be unsecured obligations, your right of repayment may be compromised in the following situations:

•	we enter into bankruptcy (including concurso mercantil), liquidation, reorganization, or other winding-up;

•	there is a default in payment under any of our secured debt; or

•	there is an acceleration of any of our secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture relating to the exchange notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the exchange notes.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on a variety of factors, many of which are beyond our control.

Our ability to make payments on our indebtedness, including the exchange notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we may not be able to complete such refinancing on commercially reasonable terms or at all.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligation under the registration rights agreement that we entered into on January 22, 2010 in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes. As consideration for issuing the exchange notes, we will receive in exchange a like principal amount of the outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued and sold the outstanding notes in a private offering on January 22, 2010. In connection with that issuance and sale, we entered into a registration rights agreement with the initial purchasers for the outstanding notes. In the registration rights agreement, we agreed to, among other things:

•

prepare and file with the SEC, as promptly as practicable, a registration statement relating to the offer to exchange the outstanding notes for the exchange notes, or the exchange offer registration statement, or, under certain circumstances, a “shelf” registration with respect to the outstanding notes or exchange notes, or the shelf registration statement;

•

use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act and to complete the exchange offer, or in the case of a shelf registration statement, as applicable, to be declared effective, within 360 days of January 22, 2010; and

•	keep the exchange offer open for not less than 20 business days after the date that notice of the exchange offer is mailed to the holders of the outstanding notes.

If the exchange offer has not been completed or a shelf registration statement, as applicable, has not been declared effective on or prior to the 360th day following January 22, 2010, or if any registration statement which has been declared effective ceases to be effective at any time at which it is required to be effective, we will pay registration default damages accrued at a rate of 0.25% per annum commencing on the day the registration statement ceases to be effective. The registration default damages will be payable in accordance with the interest payment provisions of the outstanding notes. The registration default damages will cease to accrue upon:

•

the completion of the exchange offer or the effectiveness of the shelf registration statement, as applicable, in the case of a registration default caused by the exchange offer not being completed, or a shelf registration statement, as applicable, not being declared effective, on or prior to the 360th day following January 22, 2010; or

•

the effectiveness of the registration statement which had ceased to be effective, in the case of a registration default caused by a registration statement that had been declared effective, but ceased to be effective at any time at which it was required to be effective.

We have agreed to provide each holder of outstanding notes a copy of the prospectus that forms part of the registration statement.

Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, we will be required to file a shelf registration statement for a continuous offering by the holders of the outstanding notes if:

•	due to any change in law or applicable interpretations by the staff of the SEC, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer;

•	for any other reason, the exchange offer is not consummated within 360 days of January 22, 2010;

•

any holder other than an initial purchaser for the outstanding notes is ineligible to participate in the exchange offer other than by reason of such holder being our “affiliate” (as defined in Rule 405 of the Securities Act);

•

based on their reasonable opinion, the initial purchasers for the outstanding notes so request in writing and delivered to us with respect to outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer that are held by them following consummation of the exchange offer; or

•

in the case that the initial purchasers for the outstanding notes participate in the exchange offer or otherwise acquire exchange notes from us under certain other provisions of the registration rights agreement and, in their reasonable opinion, do not receive freely tradable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment.

Except as otherwise permitted by the registration rights agreement, we will keep the shelf registration statement continuously effective, supplemented and amended as required by the Securities Act, for a period from the date the shelf registration statement is declared effective until the second anniversary of its effectiveness, or the earlier date upon which all the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

During any 365-day period, upon the occurrence of certain events, we will have the ability to suspend the disposition of outstanding notes or exchange notes pursuant to a registration statement or shelf registration statement for up to two periods of up to 30 days each, if we determine in our reasonable judgment and upon written advice of counsel that the continued effectiveness and use of the shelf registration statement would require the disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving us.

We will, in the event of the filing of a shelf registration statement, provide to each holder of outstanding notes that are covered by the shelf registration statement copies of the prospectus included in the shelf registration statement and notify each such holder when the shelf registration statement has become effective. The names of holders of outstanding notes that propose to sell the outstanding notes pursuant to the shelf registration statement will be included, as selling security holders, in such prospectus. We may require such holders to furnish us with information we require to include in the shelf registration statement and we may exclude them from such shelf registration statement if they fail to do so within a reasonable time. Selling holders of outstanding notes that are included in the shelf registration statement will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See “Risk Factors — Factors Relating to the Exchange Notes and the Exchange Offer — Your failure to tender outstanding notes in the exchange offer may affect their marketability.”

Effect of the Exchange Offer

Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and similar no-action letters, we believe that you may offer for resale, resell and otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

•	you are not a broker-dealer that acquired the outstanding notes from us or in market-making transactions or other trading activities;

•	you are acquiring the exchange notes in the ordinary course of your business;

•

at the time of the consummation of the registered exchange offer, you are not participating in, you do not intend to participate in and you have no arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If you are not able to make these representations, and any such other representations as may be necessary under applicable SEC rules, regulations and interpretations, you are a “restricted holder.” As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may sell your outstanding notes only in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” In the registration rights agreement, we agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resales of exchange notes during such period.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the outstanding notes. Outstanding notes that are still outstanding following the completion of the exchange offer, and that are not redeemed by us, will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 principal amount.

The terms of the exchange notes will be identical in all material respects to those of the outstanding notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will be issued free of any covenants regarding registration rights and free of any related provisions for additional interest.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, an aggregate of $300.0 million principal amount of outstanding notes is outstanding. This prospectus is being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters’ rights under applicable law or under the indenture in connection with the exchange offer.

We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “Conditions” in this section of the prospectus. All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.

If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on October 19, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 5:00 p.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “Conditions” in this section of the prospectus have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes

Any outstanding notes not tendered or accepted for exchange, or redeemed by us, will continue to accrue interest at the rate of 8.0% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 8.0% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of outstanding notes. Interest on the exchange notes will be payable semi-annually in arrears on February 1 and August 1, commencing February 1, 2011. Interest on any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2010.

Procedures for Tendering

Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer:

•

a holder must complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with the outstanding notes and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under “Exchange Agent” in this section of the prospectus before 5:00 p.m., New York City time, on the expiration date;

•

the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC, or the depositary, and timely receipt by the exchange agent of an agent’s message (as defined below under “Book-Entry Transfer” in this section of the prospectus) and any other documents required by the letter of transmittal according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders or, in the case of outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under “Conditions” in this section of the prospectus, to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange notes in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	it has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes within the meaning of the Securities Act; and

•

it is not our “affiliate,” within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under “Exchange Agent” in this section of the prospectus before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

All references in this prospectus to deposit or delivery of outstanding notes shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (3) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•

before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•

the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “Exchange Agent” in this section of the prospectus. Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “Procedures for Tendering” in this section of the prospectus at any time prior to the expiration date.

Any outstanding notes that are tendered for exchange through the facilities of DTC, but that are not exchanged for any reason, will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff; or

•	the outstanding notes are not tendered in accordance with the exchange offer; or

•

you do not represent that you are acquiring the exchange notes in the ordinary course of your business, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, and that you have no arrangements or understandings with any person to participate in a distribution of the exchange notes or you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•

refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes;

•

extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see “Withdrawal of Tenders” above in this section of the prospectus); or

•

waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “Expiration Date; Extensions; Amendments” in this section of the prospectus.

In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand Delivery, Registered Mail or Overnight Carrier

U.S. Bank National Association

Corporate Trust Services

60 Livingston Avenue

St. Paul, Minnesota 55107

Attn: Specialized Finance

Facsimile Transmission:

(651) 495-8158

Confirm by Telephone:

(800) 934-6802

For Information With Respect to the Exchange Offer, Call:

the Exchange Agent at (800) 934-6802 or go to

www.usbank.com/corp_trust/bondholder_contact.html

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of outstanding notes pursuant to the exchange offer. If, however, exchange notes and/or substitute outstanding notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the outstanding notes tendered hereby, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal accompanying the prospectus, or if a transfer tax is imposed for any reason other than the transfer of outstanding notes pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Upon completion of the exchange offer, we may redeem any outstanding notes that were not exchanged in the exchange offer in an amount of up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any. Outstanding notes not exchanged pursuant to the exchange offer and not redeemed by us will continue to accrue interest at 8.0% per annum, and will otherwise remain outstanding in accordance with their terms. Holders of outstanding notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables present our summary historical consolidated financial data as of and for the periods indicated. The consolidated balance sheet data as of June 30, 2010, and the statements of operations data for the six months ended June 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the years ended December 31, 2009, 2008, 2007 and 2006, for the nine months ended December 31, 2005 and the three months ended March 31, 2005, from our audited consolidated financial statements for these periods. The unaudited consolidated balance sheet data as of June 30, 2010, and the unaudited consolidated statements of operations data for the six month period ended June 30, 2010 and 2009 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements included in this prospectus.

Related to the acquisition of a controlling interest in Grupo KCSM by KCS on April 1, 2005 and the effects of the purchase accounting to us, our consolidated financial statements included herein, are not fully comparable on a U.S. GAAP basis to the consolidated financial statements for periods prior to April 1, 2005. The effects of purchase accounting have been reflected only in the successor financial statements from the date of acquisition. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively. However, had the acquisition occurred on January 1, 2005, revenues on a pro forma basis for the year ended December 31, 2005 would not differ from the total amount of revenue from the Successor and Predecessor periods in 2005. Additionally, the impact to operating expenses related to purchase accounting for the three month period ended March 31, 2005, was not material. For the years ended December 31, 2009, 2008, 2007 and 2006, the nine months ended December 31, 2005, and for the six months ended June 30, 2010 and 2009, the consolidated financial statements include the effects of all purchase accounting adjustments.

In April 2007, we adopted corporate resolutions approving the Merger (“2007 Merger”) between us and our former parent, Grupo KCSM. The 2007 Merger was effective on May 8, 2007. KCSM, as the surviving company, cancelled the shares held by Grupo KCSM and issued the corresponding shares representing our new capital stock to each of the shareholders of Grupo KCSM, except for the shares held by itself. Grupo KCSM transferred all its assets and liabilities to us and any current liabilities between Grupo KCSM and us were extinguished. There was no cash exchanged between the parties in the 2007 Merger.

The 2007 Merger was completed between entities under common control with KCSM as the reporting entity. Grupo KCSM was a non-operating holding company with no material assets or operations and its balance sheet was limited to a deferred tax asset and other intercompany balances between Grupo KCSM and us. All intercompany amounts were eliminated and the remaining balances of Grupo KCSM were transferred to us at carrying value, except Grupo KCSM’s 2% ownership in Arrendadora KCSM, S.A. de C.V. (“Arrendadora KCSM”), which was transferred to NAFTA Rail, S.A. de C.V., a wholly owned subsidiary of KCS. The full effect of the 2007 Merger was applied prospectively in our financial statements for the second quarter of 2007.

During the first quarter of 2010, we elected to change our accounting policy for rail grinding costs from a capitalization method to a direct expense method. Previously, we capitalized rail grinding costs as an improvement to the rail. We believe it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. We have reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Accounting Standards Codification 250 “Accounting for Changes and Error Corrections”. Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively.

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,

	2010	2009	2009	2008	2007	2006	2005	2005
	(Unaudited)
	(In millions of U.S. dollars)
Results of Operations Data:
Revenues	$397.6	$280.2	$616.0	$818.5	$813.2	$774.0	$547.5	$170.1
Operating expenses	283.0	252.0	507.2	604.3	599.1	596.4	530.5	143.8

Operating income	114.6	28.2	108.8	214.2	214.1	177.6	17.0	26.3
VAT/PUT settlement gain, net	—	—	—	—	—	—	141.0	—
Equity in net earnings (loss) of unconsolidated affiliates	4.4	(0.4)	2.9	7.4	5.6	5.9	(1.5)	—
Interest expense	(53.2)	(53.1)	(110.1)	(86.6)	(87.9)	(92.7)	(71.6)	(27.3)
Debt retirement costs	(31.6)	(0.6)	(0.6)	—	(6.9)	(2.6)	(4.4)	—
Foreign exchange gain (loss)	1.3	0.9	2.2	(21.3)	(0.9)	(10.5)	3.6	0.2
Other income, net	1.5	1.2	3.1	2.9	2.9	1.5	1.1	0.3

Income (loss) before income taxes	$37.0	$(23.8)	$6.3	$116.6	$126.9	$79.2	$85.2	$(0.5)

Net income (loss)	$26.2	$(16.5)	$6.4	$101.7	$96.7	$60.8	$87.1	$1.0

		Successor
		As of June 30, 2010	As of December 31,
			2009	2008	2007	2006	2005
		(Unaudited)
		(In millions of U.S. dollars)
Balance Sheet Data:
Total assets		$2,679.6	$2,717.5	$2,636.0	$2,564.9	$2,486.8	$2,368.6
Total debt and related company debt		964.0	1,136.1	958.4	850.7	875.9	908.2
Total liabilities		1,227.8	1,387.2	1,207.4	1,228.8	1,244.6	1,214.7
Total stockholders’ equity		1,451.8	1,330.3	1,428.6	1,336.1	1,243.6	1,155.2

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,

	2010	2009	2009	2008	2007	2006	2005	2005
	(Unaudited)
	(In millions of U.S. dollars)
Other Financial Data:
Depreciation and amortization	$48.3	$55.8	$102.3	$103.1	$96.0	$89.3	$67.1	$21.8
Capital expenditures	45.4	80.0	128.6	229.8	236.1	114.8	71.1	9.2
Net cash provided by operating activities	84.2	49.3	141.4	159.4	263.0	153.8	79.6	35.8
Net cash provided by (used for) investing activities	3.8	(122.2)	(149.3)	(229.7)	(228.4)	(111.7)	(70.4)	(9.0)
Net cash provided by (used for) financing activities	(111.3)	85.0	61.6	92.3	(32.1)	(34.9)	(7.5)	(35.5)
Cash dividends to stockholders(1)	—	—	3.2	7.1	—	—	—	—
Ratio Data:
Ratio of earnings to fixed charges(2)	1.6	N/A *	1.0	2.1	2.1	1.6	N/A *	1.0

(1)	On December 22, 2009 and September 22, 2008, we declared a cash dividend on our common stock of $0.00067 per share and $0.00148 per share, respectively.

(2)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations excluding equity in earnings of unconsolidated affiliates, fixed charges, and distributed income of equity investments. Fixed charges include interest expenses and capitalized, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.4 million and $54.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis relates to our financial condition and results of operations for the relevant periods and is based on, and should be read in conjunction with, our financial statements appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors.” See “Forward-Looking Statements” for cautionary statements concerning forward-looking statements.

Overview

We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of approximately 2,600 miles of main track. In addition, we have trackage rights entitling us to run our trains over an additional 700 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year Concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our Concession is renewable for additional periods of up to 50 years subject to certain conditions.

We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz (through trackage rights granted by Ferrosur under its concession) and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.

We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS’ U.S. rail subsidiaries, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

Our revenues are derived from the movement of a diversified mix of commodities and products mainly attributable to cross-border traffic with the U.S. We transport chemical and petroleum products, industrial and consumer products, agricultural and mineral, intermodal and automotive products and coal. Our customers include leading U.S., international and Mexican corporations.

Our business is subject to a number of macroeconomic factors that affect our operating results, including the circumstances described under the heading, “Risk Factors.” These include factors outside our control, such as (i) the impact of inflation, political developments, exchange rates and other factors tied to Mexico, (ii) seasonality in our business and that of our customers, (iii) our dependence on global fuel prices for our operations, and (iv) our continuing obligations to the Mexican government arising out of the privatization of our rail lines in 1997 and our Concession, including our obligations in respect of required capital expenditures.

Financial Presentation and Accounting Policies

Critical Accounting Policies and Estimates.

Our accounting and financial reporting policies are in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the following accounting policies and estimates are critical to an understanding of our historical and future performance. Management has discussed the development and selection of the following critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the selection, application and disclosure of our critical accounting policies and estimates.

Property and Equipment (including Concession Assets). Due to the capital intensive nature of the railroad, depreciation of property and equipment is a substantial operating cost for us and the industry as a whole. A significant portion of our capital expenditures are for capital replacement programs and track expansions, which are generally constructed by employees. We capitalize costs for self- constructed additions and improvements to property including direct labor and material, indirect overhead costs, and interest during long-term construction projects. For purchased assets, all costs necessary to make the asset ready for our intended use are capitalized. Properties and equipment are carried at cost and are depreciated on a straight-line basis over their estimated service lives measured in years. Expenditures that significantly increase asset values or extend useful lives are capitalized. Repair and maintenance costs are expensed as incurred.

Costs incurred by us to acquire the Concession rights and related assets, as well as subsequent improvements to the concession assets, are capitalized and amortized over the lesser of the current expected Concession term, including probable renewal, or the estimated useful lives of the assets and rights.

We follow the group method of depreciation, which applies a composite rate to classes of similar assets rather than to individual assets. Composite depreciation rates are based upon estimates of the expected average service lives of assets as well as expected salvage value at the end of their useful lives. The estimated average service lives of assets and salvage values are determined through periodic depreciation studies. Depreciation rate studies are performed every three years for equipment and every six years for road property (rail, ties, ballast, etc.). The depreciation studies take into account factors such as:

•	Statistical analysis of historical patterns of use and retirements of each asset class;

•	Evaluation of any expected changes in current operations and the outlook for the continued use of the assets;

•	Evaluation of technological advances and changes to maintenance practices; and

•	Historical and expected salvage to be received upon retirement.

Also under the group method of depreciation, the cost of railroad property and equipment (net of salvage) retired or replaced in the normal course of business is charged to accumulated depreciation with no gain or loss recognized. Gains or losses on dispositions of land or non-railroad property and abnormal retirements of railroad property are recognized through income. A retirement of railroad property would be considered abnormal if the cause of the retirement is unusual in nature and its service life is significantly shorter than what would be expected for that group based on the depreciation studies. An abnormal retirement could cause us to revaluate the estimated useful life of the impacted asset class.

During the year ended December 31, 2009, we engaged an engineering firm to assist management in performing a depreciation study on equipment as well as to assess the adequacy of the accumulated reserves for road property. The results of the study determined that overall our depreciation rates should be lowered to better reflect asset usage and replacement patterns. This change in accounting estimate was implemented effective January 1, 2009. The full year reduction of depreciation expense in 2009 resulting from the change in depreciation and amortization rates was $1.9 million.

During the fourth quarter of 2009, we changed our useful life estimates for our concession assets. Previously we had limited the remaining life estimates to the current Concession term, which ends in 2047. However, in consideration of our experience in operating under the Concession, we determined that it was probable that we will be able to extend the Concession rights for one 50-year term. Based on this, we began amortizing the concession assets over the lesser of the current expected Concession term, including probable renewal, or the estimated useful lives of the assets. This change in accounting estimate was implemented prospectively effective October 1, 2009, reducing amortization expense in the fourth quarter by $2.6 million. The estimated remaining lives of our concession assets will continue to be reviewed in relation to our experience in operating under the Concession.

Depreciation and amortization expense on the asset base as of year-end 2009 will be lower on a quarterly basis by approximately $0.5 million and approximately $2.6 million, as a result of lower rates based on the depreciation study and due to extending the estimated useful lives of certain concession assets, respectively.

Estimation of the average service lives of assets and salvage value requires significant management judgment. Estimated average service lives may vary over time due to changes in physical use, technology, asset strategies and other factors that could have an impact on the retirement experience of the asset classes. Accordingly, changes in the asset’s estimated useful lives could materially impact future period’s depreciation expense. Depreciation and amortization expense for the year ended December 31, 2009 was $102.3 million. If the weighted average useful lives of assets were changed by one year, annual depreciation and amortization expense would change approximately $3.0 million.

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value.

Provision for Income Taxes.

Deferred income taxes represent a substantial asset for us. For financial reporting purposes, management determines the current tax liability, as well as deferred tax assets and liabilities, in accordance with the liability method of accounting for income taxes. The provision for income taxes is the sum of income taxes both currently payable and deferred into the future. Currently payable income taxes represent the liability related to the income tax returns for the current year and anticipated tax payments resulting from income tax audits while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the balance sheet. The changes in deferred tax assets and liabilities are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for tax purposes as measured using the enacted tax rates that management estimates will be in effect when these differences reverse.

In addition to estimating the future tax rates applicable to the reversal of tax differences, we must make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, we must estimate the timing of their reversal, and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. The tax provision has additional complexities such as the impacts of inflation and exchange rate variations, both of which can have a significant impact on the calculations. Finally, we are required to pay the greater of income tax or the Entrepreneurial Tax of Unique Rate (referred to by its Spanish acronym, IETU or Flat Tax) annually. The income tax net operating loss and credits will not fully offset future IETU payments thus a valuation allowance is necessary. Accordingly, we believe that the estimates related to the provision for income taxes are critical to our results of operations.

The general principles and complexities of income tax accounting apply to the calculation of the statutorily required employee profit sharing expense, current liability and deferred liability. The employee profit sharing expense is recorded within compensation and benefits in the consolidated income statement.

For the six months ended June 30, 2010, income tax expense totaled $10.8 million. For every 1% change in the 2010 effective tax rate, income tax expense would have changed by $0.4 million. For an increase of 1% in the Mexican inflation rate the tax expense would not have changed. If the exchange rate used at June 30, 2010 increased by Ps.0.10 from Ps.12.5 per U.S. dollar to Ps.12.6 per dollar, the tax expense would have decreased by approximately $0.4 million.

Recent Development

Rail service in northern Mexico was disrupted by damage resulting from Hurricane Alex, which made landfall on June 30, 2010. The hurricane and resulting flooding continued into early July and caused significant track damage around the Monterrey and Saltillo areas as well as on the lines to Laredo and Matamoros. There were multiple track related incidents due to the hurricane. We are currently in the repair and restoration process and continue to assess the related financial impact, including service interruption, on our third quarter results. We maintain insurance intended to cover events such as this. Our property and casualty insurance program covers loss or damage to our own property and third party property over which we have custody and control, with a self-insured retention amount of $10.0 million for flood related losses. We also maintain liability insurance with a self-insured retention of $1.0 million covering claims from third parties.

Recent Accounting Pronouncements

In June of 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (the “FASB ASC”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The FASB ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature by topic in one place.

Effective January 1, 2010, the Company adopted the Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 addresses the elimination of certain exceptions to consolidating qualifying special-purpose entities, which means more entities will be subject to consolidation assessments and reassessments. The new guidance requires ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity (“VIE”) and clarifies characteristics that identify a VIE. In addition, ASU 2009-17 requires additional disclosures about a company’s involvement with a VIE and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have any impact on the Company’s results of operations and financial condition.

Accounting Principle and Basis of Presentation

During the first quarter of 2010, we elected to change our accounting policy for rail grinding costs from a capitalization method to a direct expense method. Previously, we capitalized rail grinding costs as an improvement to the rail. We believe it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. We have reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Accounting Standards Codification 250 “Accounting for Changes and Error Corrections”. Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively. See “Note 13. Change in Accounting Policy” to our consolidated financial statements included herein.

Results of Operations

The following summarizes the consolidated statement of operations components (in millions).

	Six Months Ended June 30,		Change Dollars
	2010	2009
	(Unaudited)
Revenues	$397.6	$280.2	$117.4
Operating expenses	283.0	252.0	31.0

Operating income	114.6	28.2	86.4
Equity in net earnings (losses) of unconsolidated affiliates	4.4	(0.4)	4.8
Interest expense	(53.2)	(53.1)	(0.1)
Debt retirement costs	(31.6)	(0.6)	(31.0)
Foreign exchange gain	1.3	0.9	0.4
Other income, net	1.5	1.2	0.3

Income (loss) before income taxes	37.0	(23.8)	60.8
Income tax (benefit) expense	10.8	(7.3)	18.1

Net income (loss)	$26.2	$(16.5)	$42.7

Revenues

The following table summarizes revenues (in millions), carload/unit statistics (in thousands) and revenues per carload/unit in U.S. dollars.

	Revenues			Carloads and Units			Revenue per Carload/Unit
	Six Months Ended June 30,		% Change	Six Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2010	2009		2010	2009		2010	2009
				(Unaudited)
Chemical and petroleum	$85.9	$64.6	33%	50.7	42.0	21%	$1,694.3	$1,538.1	10%
Industrial and consumer products	94.0	75.3	25%	73.5	67.9	8%	1,278.9	1,109.0	15%
Agriculture and minerals	104.1	75.9	37%	63.8	56.9	12%	1,631.7	1,333.9	22%

Total general commodities	284.0	215.8	32%	188.0	166.8	13%	1,510.6	1,293.8	17%
Coal	6.8	7.2	(6)%	9.0	9.0	—%	755.6	800.0	(6)%
Intermodal	54.3	32.0	70%	151.0	93.7	61%	359.6	341.5	5%
Automotive	43.9	17.5	151%	32.7	17.3	89%	1,342.5	1,011.6	33%

Carload revenues, carloads and units	389.0	272.5	43%	380.7	286.8	33%	$1.021.8	$950.1	8%

Other revenue	8.6	7.7	12%

Total revenues(i)	$397.6	$280.2	42%

(i) Included in revenues:
Fuel surcharge	$39.0	$20.4

Freight revenues include both revenue for transportation services and fuel surcharges. For the six months ended June 30, 2010, revenues increased $117.4 million compared to the same period in 2009, primarily due to the overall increase in carload/unit volumes resulting from the relative improvement in the economy and positive pricing impacts. The effect of fluctuations in the value of the U.S. dollar against the value of the Mexican peso for revenues denominated in Mexican pesos was not significant for this period. Revenue per carload/unit increased by 8% for the six months ended June 30, 2010, compared to the same period in 2009, reflecting favorable commodity mix in addition to the factors discussed above.

Our fuel surcharge is a mechanism to adjust revenue based upon changing fuel prices. Fuel surcharges are calculated differently depending on the type of commodity transported. For most commodities, fuel surcharge is calculated using a fuel price from a prior time period that can be as much as 60 days earlier. In a period of volatile fuel prices or changing customer business mix, changes in fuel expense and fuel surcharge may differ.

The following discussion provides an analysis of revenues by commodity group:

Revenues by commodity group for the six months ended June 30, 2010

Chemical and petroleum. Revenues increased $21.3 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to increases in volume. Petroleum and plastics product shipments increased primarily due to inventory replenishment. Additionally, petroleum revenues increased due to a Mexican government initiated oil export program, which resulted in record high levels of oil production and storage.

Industrial and consumer products. Revenues increased $18.7 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to increases in volume, pricing and fuel surcharge. A strengthening economy accounted for growth in most commodities. Metals and scrap revenue increased primarily due to positive pricing impact, and pulp paper revenue increased due to an increase in packaging production in Mexico. This growth was partially offset by a decrease in beer volumes due to a change in a customer’s distribution network.

Agriculture and minerals. Revenues increased $28.2 million for the six months ended June 30, 2010, compared to the same period in 2009, due to increases in pricing and volume. Grain revenue and volume increased as a portion of the traffic lost to vessel in 2009 was converted back to rail. Food products showed continued strength primarily due to increased distiller dried grain shipments from the U.S.

Coal. Revenues decreased $0.4 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to shorter average length of haul.

Intermodal. Revenues increased $22.3 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to an increase in volume. Growth was driven by increased automotive parts traffic, conversion of cross border truck traffic to rail, trans-Pacific container volume, the emergence of cross border international cargo and improvement in the economy.

Automotive. Revenues increased $26.4 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to increases in volume and price. The volume increase was driven by strong year over year growth in North American automobile sales, a shift in production from the U.S. to Mexico and new cross border vehicle routings.

Operating expenses

Operating expenses, as shown below (in millions), increased $31.0 million for the six months ended June 30, 2010, when compared to the same period in 2009, primarily due to increased carload/unit volumes and the effect of fluctuations in the value of the U.S. dollar against the value of the Mexican peso for operating expenses denominated in Mexican pesos.

	Six Months Ended June 30,		Change
	2010	2009	Dollars	Percent
	(Unaudited)
Compensation and benefits	$47.7	$34.1	$13.6	40%
Purchased services	63.7	58.1	5.6	10%
Fuel	58.8	38.4	20.4	53%
Equipment costs	38.4	42.1	(3.7)	(9)%
Depreciation and amortization	48.3	55.8	(7.5)	(13)%
Casualties and insurance	4.0	4.2	(0.2)	(5)%
Materials and other	22.1	19.3	2.8	15%

Total operating expenses	$283.0	$252.0	$31.0	12%

Compensation and benefits. Compensation and benefits increased $13.6 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to increased traffic volumes resulting in increased employee hours, an increase in statutory profit sharing expenses, annual incentive compensation expense and annual wage and salary rate increases. In addition, compensation and benefits increased due to fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Purchased services. Purchased services expense increased $5.6 million for the six months ended June 30, 2010, compared to the same period in 2009, due to increases in corporate services provided by a related company, volume-sensitive costs including joint facilities, security, and track and terminal services. These increases were partially offset by lower locomotive maintenance as a result of a newer locomotive fleet and having fewer locomotives covered by maintenance agreements.

Fuel. Fuel expense increased $20.4 million for the six months ended June 30, 2010, compared to the same period in 2009. The increase was driven by higher consumption due to the increase in traffic volume, higher fuel prices and fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Equipment costs. Equipment costs decreased $3.7 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to a decrease in freight car lease expense, which was partially offset by an increase in locomotive leases and the use of other railroads’ freight cars.

Depreciation and amortization. Depreciation and amortization expenses decreased $7.5 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to extending the estimated useful lives of certain concession assets, which was effective as of October 1, 2009. In addition, depreciation expense decreased due to the impact of lower rates based on the depreciation study completed in third quarter 2009. The decreases were partially offset by an increase in depreciation expense due to a larger asset base. Depreciation and amortization expense on the asset base as of year-end 2009 will be lower on a quarterly basis by approximately $2.6 million due to extending the estimated useful lives of certain concession assets and approximately $0.5 million as a result of lower rates based on the depreciation study.

Casualties and insurance. Casualties and insurance expenses decreased $0.2 million for the six months ended June 30, 2010, compared with the same period in 2009, primarily due to a lower derailment activity and environmental expense, partially offset by hurricane-related costs.

Materials and other. Materials and other expense increased $2.8 million for the six months ended June 30, 2010, compared to the same period in 2009, primarily due to an increase in roadway materials, other employee expenses and the concession duty.

Non-Operating Expenses

Equity in net earnings of unconsolidated affiliates. Equity in earnings from unconsolidated affiliates was $4.4 million for the six months ended June 30, 2010, compared to a loss of $0.4 million for the same period in 2009. Significant components of this change are as follows:

•

Our equity in earnings of FTVM was $1.0 million for the six months ended June 30, 2010, compared to $0.2 million for the same period in 2009. The increase is primarily due to a slight recovery in volumes.

•

Our equity in earnings of Mexrail, Inc. (“Mexrail”) was $3.4 million for the six months ended June 30, 2010, compared to a loss of $0.6 million for the same period in 2009. This increase was primarily due to an increase in carload/unit volumes. On June 10, 2010, KCSM sold its 49% ownership interest in Mexrail to KCS.

Interest expense. Interest expense for the six months ended June 30, 2010 was $53.2 million which was comparable to the six months period ended June 30, 2009 of $53.1 million.

Debt retirement cost. Debt retirement costs for the six months ended June 30, 2010 increased $31.0 million, compared to the same period in 2009. On June 4, 2010, we redeemed $100.0 million and $70.0 million aggregate principal amount of our 9 3/8% senior notes (the “9 3/8% Senior Notes”) due 2012 and 12 1/2% senior notes due 2016 (the “12 1/2% Senior Notes”), respectively. We recorded a total debt retirement cost of $16.7 million in the second quarter 2010 related to the call premium, discount amortization and unamortized debt issuance costs. In the first quarter of 2010, we purchased $296.3 million of our 9 3/8% Senior Notes. We recorded debt retirement costs of $14.9 million related to the call premium and unamortized debt issuance costs. In March 2009, we repaid all amounts outstanding under our credit agreement and upon termination, wrote-off the unamortized debt issuance costs related to this debt.

Foreign exchange. For the six months ended June 30, 2010, the foreign exchange gain was a $1.3 million compared to $0.9 million, for the same period in 2009. The change was primarily due to fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Other income, net. Other income increased $0.3 million for the six months ended June 30, 2010, compared to the same period in 2009. The increase in other income was primarily attributable to a gain on the sale of Mexrail, partially offset by lower miscellaneous interest income.

Income tax (benefit) expense. For the six months ended June 30, 2010, income tax expense was $10.8 million as compared to a $7.3 million tax benefit for the same period in 2009. The effective income tax rate was 29.2% for the six months ended June 30, 2010, as compared to 30.7% for the same period in 2009. The changes in income taxes and the effective tax rate were primarily due to higher pre-tax income, foreign exchange rate fluctuations and an increase in the statutory income tax rate from 28% to 30%, partially offset by the $4.1 million tax benefit for the excess tax over book basis recognized from the Mexrail sale.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The following summarizes the consolidated statement of operations components (in millions).

	Year Ended December 31,		Change
	2009	2008	Dollars	Percent
Revenues	$616.0	$818.5	$(202.5)	(25)%
Total operating expenses	507.2	604.3	(97.1)	(16)%

Operating income	108.8	214.2	(105.4)	(49)%
Equity in net earnings of unconsolidated affiliates	2.9	7.4	(4.5)	(61)%
Interest expense	(110.1)	(86.6)	(23.5)	27%
Debt retirement costs	(0.6)	—	(0.6)	(100)%
Foreign exchange gain (loss)	2.2	(21.3)	23.5	(110)%
Other income, net	3.1	2.9	0.2	7%

Income before income taxes	6.3	116.6	(110.3)	(95)%
Income tax (benefit) expense	(0.1)	14.9	(15.0)	(101)%

Net income	$6.4	$101.7	$(95.3)	(94)%

Revenues

The following table summarizes revenues (in millions), carload/unit statistics (in thousands) and revenue per carload/unit:

	Revenues			Carloads and Units			Revenue per Carload/Unit
	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change
Chemical and petroleum	$139.4	$143.2	(3)%	88.8	80.6	10%	$1,569.8	$1,776.7	(12)%
Industrial and consumer products	154.5	223.6	(31)%	134.3	180.6	(26)%	1,150.4	1,238.1	(7)%
Agriculture and minerals	166.6	225.7	(26)%	114.8	141.5	(19)%	1,451.2	1,595.1	(9)%

Total general commodities	460.5	592.5	(22)%	337.9	402.7	(16)%	1,362.8	1,471.3	(7)%
Coal	12.9	20.7	(38)%	16.4	21.7	(24)%	786.6	953.9	(18)%
Intermodal	78.4	86.5	(9)%	228.2	260.9	(13)%	343.6	331.5	4%
Automotive	50.4	101.1	(50)%	47.7	96.2	(50)%	1,056.6	1,050.9	1%

Subtotal	602.2	800.8	(25)%	630.2	781.5	(19)%	$955.6	$1,024.7	(7)%

Other revenue	13.8	17.7	(22)%

Total revenues(i)	$616.0	$818.5	(25)%

(i) Included in revenues:
Fuel surcharge	$49.8	$62.3

Freight revenues include both revenue for transportation services and fuel surcharges. For the year ended December 31, 2009, revenues decreased $202.5 million compared to 2008, primarily due to the overall decrease in carload/unit volumes due to the downturn in the economy and the effect of unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for revenues denominated in Mexican pesos, partially offset by an increase in core pricing.

Our fuel surcharge is a mechanism to adjust revenue based upon changing fuel prices. Fuel surcharges are calculated differently depending on the type of commodity transported. For most commodities, fuel surcharge is calculated using a fuel price from a prior time period that can be as much as 60 days earlier. In a period of volatile fuel prices or changing customer business mix, changes in fuel expense and fuel surcharge may significantly differ.

The following discussion provides an analysis of revenues by commodity group:

Revenues by commodity group for 2009

Chemical and petroleum. Revenues decreased $3.8 million for the year ended December 31, 2009 compared to 2008, primarily due to unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso, an unfavorable change in product mix and reduced length of haul. Revenues decreased in chemical products and plastic products used to manufacture glass and paint as a result of the downturn in the automotive and construction industries. This decrease was partially offset by an increase in petroleum volumes.

Industrial and consumer products. Revenues decreased $69.1 million for the year ended December 31, 2009 compared to 2008, due to a decrease in volume and unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. Metals and scrap volume decreased due to continued adverse steel market conditions which began in late 2008. Cement exports decreased due to the continued slowdown of the construction industry. Pulp and scrap paper imports decreased due to the continued slowdown in the economy and higher product prices. Additionally, beer volume decreased as a result of a change in a customer’s distribution network.

Agricultural and mineral. Revenues decreased $59.1 million for the year ended December 31, 2009 compared to 2008, due to a decrease in volume and unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. Grain traffic accounted for the majority of the decrease as traffic patterns shifted due to a combination of factors. There was an abundant supply of grain, primarily corn that was grown in Mexico, as well as an abundant supply of alternative grains, which drove a change in origination and traffic patterns. In addition, significantly lower vessel freight rates from U.S. ports along the Gulf of Mexico drove a substitution from rail to vessel for certain shipments to Mexico.

Coal. Revenues decreased $7.8 million for the year ended December 31, 2009 compared to 2008, primarily due to decreases in volume and length of haul. Petroleum coke shipments within Mexico decreased due to a market slowdown in the cement and steel industries.

Intermodal. Revenues decreased $8.1 million for the year ended December 31, 2009 compared to 2008, primarily due to a decrease in volume due to the loss of business driven by unfavorable fluctuation in the value of U.S. dollar against the value of the Mexican peso. Steamship volume decreases were driven by reduced demand in consumer retail and continued aggressive truck competition. This decrease was partially offset by a fourth quarter increase in cross border automotive part shipments.

Automotive. Revenues decreased $50.7 million for the year ended December 31, 2009 compared to 2008, due to a decline in volume and unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. The volume decrease was driven by the continued overall downturn in the automotive industry caused by consumer uncertainty and tightening credit markets. In addition, the bankruptcy of two U.S. automotive companies resulted in several unscheduled plant shutdowns. The decline in volume was partially offset by U.S. government incentive programs that were established during the second and third quarters of 2009.

Operating Expenses

Operating expenses, as shown below (in millions), decreased $97.1 million for the year ended December 31, 2009, when compared to 2008, primarily due to decreased carload/unit volumes, the effect of favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for operating expenses denominated in Mexican pesos, and cost containment measures. Certain prior period amounts have been reclassified to conform to the current year presentation.

			Change
	2009	2008	Dollars	Percent
Compensation and benefits	$77.4	$106.5	$(29.1)	(27)%
Purchased services	110.4	138.3	(27.9)	(20)%
Fuel	86.9	112.6	(25.7)	(23)%
Equipment costs	87.3	100.2	(12.9)	(13)%
Depreciation and amortization	102.3	103.1	(0.8)	(1)%
Casualties and insurance	10.5	12.8	(2.3)	(18)%
Materials and other	32.4	30.8	1.6	5%

Total operating expenses	$507.2	$604.3	$(97.1)	(16)%

Compensation and benefits. Compensation and benefits decreased $29.1 million for the year ended December 31, 2009, compared to 2008, primarily due to labor reductions in response to declining carload/unit volumes, with further expense decreases due to favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Purchased services. Purchased services expense decreased $27.9 million for the year ended December 31, 2009, compared to 2008. The decrease is primarily due to lower locomotive maintenance expense as a result of fewer locomotives in service, newer fleet and renegotiated maintenance contracts. Corporate expenses, switching and terminal services decreased as a result of cost containment measures and lower volumes, respectively. In addition, we recognized a deferred credit of $6.1 million related to the partial cancellation of a maintenance contract in 2009.

Fuel. Fuel expense decreased $25.7 million for the year ended December 31, 2009, compared to 2008. The decrease was driven by lower consumption due to the decrease in traffic volume, favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso and increased fuel efficiency.

Equipment costs. Equipment costs decreased $12.9 million for the year ended December 31, 2009, compared to 2008, primarily due to a decrease in the use of other railroads’ freight cars, partially offset by an increase in certain car lease expenses.

Depreciation and amortization. Depreciation and amortization expense decreased $0.8 million for the year ended December 31, 2009, compared to 2008, primarily due to the full year impact of lower rates based on the scheduled depreciation study completed in 2009. In addition, depreciation expense decreased due to a change in the estimated useful lives of certain concession assets. These decreases were partially offset by an increase in depreciation expense due to a larger asset base.

Casualties and insurance. Casualty and insurance expenses decreased $2.3 million for the year ended December 31, 2009, compared to 2008, primarily due to fewer derailments and lower average cost per derailment, partially offset by an increase in freight loss and damage expenses.

Materials and other. Materials and other expenses increased $1.6 million for the year ended December 31, 2009, compared to 2008, primarily due to legal settlements in 2009. In addition, 2008 included a reduction in a legal reserve. These increases were partially offset by a decrease in other employee expenses and concession duty.

Non-Operating Expenses

Equity in net earnings of unconsolidated affiliates. Equity in earnings from unconsolidated affiliates was $2.9 million and $7.4 million for the years ended December 31, 2009 and 2008, respectively. Significant components of this change are as follows:

•

Our equity in earnings of FTVM was $1.3 million for the year ended December 31, 2009, compared to $4.7 million for 2008. The decrease is primarily due to a decline in volume due to the downturn in the economy and a favorable adjustment related to negotiation of a maintenance agreement recorded in 2008.

•

Our equity in earnings of Mexrail, Inc. was $1.6 million for the year ended December 31, 2009, compared to $2.7 million for 2008. This decrease was primarily due to a reduction in carload/unit volumes attributable to the overall economic downturn.

Interest expense. Interest expense increased $23.5 million for the year ended December 31, 2009, compared to 2008. The increase was attributable to higher debt balances and average interest rates. In addition, in 2009, we recognized interest expense from an unfavorable litigation outcome.

Foreign exchange. For the year ended December 31, 2009, the foreign exchange gain was $2.2 million compared to a foreign exchange loss of $21.3 million for 2008, primarily due to fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Other income, net. Other income, net consists primarily of miscellaneous interest income. For the year ended December 31, 2009, other income, net was $3.1 million, compared to $2.9 million for 2008.

Income tax (benefit) expense. For the year ended December 31, 2009, income tax benefit was $0.1 million, a decrease of $15.0 million as compared to $14.9 million tax expense for 2008. The effective income tax rate was (1.6%) for the year ended December 31, 2009, as compared to 12.8% for 2008. The changes in income tax expense and the effective income tax rate were due to lower pre-tax income in 2009, foreign exchange rate fluctuations and a change in Mexican tax rates for the years 2010 through 2013.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following summarizes the consolidated statement of operations components (in millions).

	Year Ended December 31,		Change
	2008	2007	Dollars	Percent
Revenues	$818.5	$813.2	$5.3	1%
Total operating expenses	604.3	599.1	5.2	1%

Operating income	214.2	214.1	0.1	—%
Equity in net earnings of unconsolidated affiliates	7.4	5.6	1.8	32%
Interest expense	(86.6)	(87.9)	1.3	(1)%
Debt retirement costs	—	(6.9)	6.9	(100)%
Foreign exchange loss	(21.3)	(0.9)	(20.4)	2,267%
Other income	2.9	2.9	—	—%

Income before income taxes	116.6	126.9	(10.3)	(8)%
Income tax expense	14.9	30.2	(15.3)	(51)%

Net income	$101.7	$96.7	$5.0	5%

Revenues

The following table summarizes revenues (in millions), carload/unit statistics (in thousands) and revenue per carload/unit. Certain prior period amounts have been reclassified to reflect changes in the commodity group to conform to the current year presentation.

	Revenues			Carloads and Units			Revenue per Carload/Unit
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
Chemical and petroleum	$143.2	$136.0	5%	80.6	80.3	—%	$1,776.7	$1,693.6	5%
Industrial and consumer products	223.6	245.8	(9)%	180.6	206.1	(12)%	1,238.1	1,192.6	4%
Agriculture and minerals	225.7	208.3	8%	141.5	144.6	(2)%	1,595.1	1,440.5	11%

Total general commodities	592.5	590.1	—%	402.7	431.0	(7)%	1,471.3	1,369.1	7%
Coal	20.7	22.7	(9)%	21.7	25.5	(15)%	953.9	890.2	7%
Intermodal	86.5	74.1	17%	260.9	246.2	6%	331.5	301.0	10%
Automotive	101.1	105.8	(4)%	96.2	102.3	(6)%	1,050.9	1,034.2	2%

Subtotal	800.8	792.7	1%	781.5	805.0	(3)%	$1,024.7	$984.7	4%

Other revenue	17.7	20.5	(14)%

Total revenues(i)	$818.5	$813.2	1%

(i) Included in revenues:
Fuel surcharge	$62.3	$52.6

Revenues for the year ended December 31, 2008 totaled $818.5 million compared to $813.2 million for the year ended December 31, 2007, which represented an increase of $5.3 million, primarily due to targeted rate increases and increased fuel surcharge participation, partially offset by an overall decrease in carload volumes. A large portion of the volume decrease in 2008 was realized in the fourth quarter resulting from the global economic slowdown. The effect of unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for revenues denominated in Mexican pesos was not significant in 2008. The following discussion provides an analysis of revenues by commodity group.

Revenues by commodity group for 2008

Chemical and petroleum. Revenues increased $7.2 million for the year ended December 31, 2008 compared to the same period in 2007. The increase reflects targeted rate increases and higher fuel surcharge participation. Volume increases primarily in chemicals were offset by a decrease in volume in the plastics channel.

Industrial and consumer products. Revenues decreased $22.2 million for the year ended December 31, 2008 compared to the same period in 2007. The decrease was principally due to a lower volume of beer exports due to a large beer producer relocating to an area not served by us in the first quarter of 2008. Volume also decreased in metals and scrap due to adverse international steel market conditions. Additionally, cement, appliances and tile ceramic exports decreased, reflecting the slowdown of the construction industry in the United States.

Agricultural and minerals. Revenues increased $17.4 million for the year ended December 31, 2008 compared to the same period in 2007. The increase was driven by targeted rate increases, higher fuel surcharge participation and increased length of haul. This increase was partially offset by volume decreases in grain and food products attributable to increased grain prices and decreased rail freight demand during the last quarter of 2008 due to competitive vessel freight rates.

Coal. Revenues decreased $2.0 million during the year ended December 31, 2008, compared to the same period in 2007, primarily due to a decrease in volume from shorter haul traffic and reduced overseas import coal shipments destined for use within Mexico. These decreases were partially offset by rate increases and traffic with increased length of haul.

Intermodal. Revenues increased $12.4 million during the year ended December 31, 2008 compared to the same period in 2007. The increase reflects higher rates and increased business originating and terminating at the port of Lazaro Cardenas.

Automotive. Revenues decreased $4.7 million during the year ended December 31, 2008 compared to the same period in 2007. The decrease during 2008 was driven by the overall downturn in the automotive industry as the higher cost of fuel and tightening credit markets have automotive manufacturers re-tooling factories to build more fuel efficient vehicles and developing programs to incent the purchase of new cars. This decrease was partially offset by targeted rate increases and new longer haul traffic in the first half of 2008.

Operating Expenses

Operating expenses totaled $604.3 million for the year ended December 31, 2008 compared to $599.1 million for the year ended December 31, 2007, which represents an increase of $5.2 million. The following table illustrates operating expenses for the years indicated (in millions).

			Change
	2008	2007	Dollars	Percent
Compensation and benefits	$106.5	$121.2	$(14.7)	(12)%
Purchased services	138.3	125.9	12.4	10%
Fuel	112.6	119.1	(6.5)	(5)%
Equipment costs	100.2	104.4	(4.2)	(4)%
Depreciation and amortization	103.1	96.0	7.1	7%
Casualties and insurance	12.8	11.1	1.7	15%
Materials and other	30.8	21.4	9.4	44%

Total operating expenses	$604.3	$599.1	$5.2	1%

Compensation and benefits. For the year ended December 31, 2008, compensation and benefits decreased $14.7 million, compared to 2007. This decrease primarily reflects reductions in incentive compensation and higher capitalized overhead rates as a result of new and updated studies compared to 2007. In addition, compensation is paid to employees in pesos and due to the value of the U.S. dollar against the value of the Mexican peso during the year, compensation expense decreased compared to 2007.

Purchased services. Purchased services expense increased $12.4 million in 2008 compared to 2007. This increase was driven primarily by increased locomotive maintenance expense, attributable to rate increases, increased switching costs and an increase in allocated corporate expenses based on updated studies since the prior year.

Fuel. Fuel expense decreased $6.5 million in 2008, compared to 2007. This decrease was driven by lower consumption and increased fuel efficiency driven primarily by older locomotives being replaced with new locomotives through a strategic initiative in 2007 and 2008. This decrease was partially offset by higher diesel fuel prices during 2008 compared to 2007.

Equipment costs. For the year ended December 31, 2008, equipment cost decreased $4.2 million compared to 2007, primarily due to a decrease in the use of other railroads’ freight cars and a decrease in software license expenses related to operational systems. This decrease was partially offset by higher locomotive lease expenses during the fourth quarter of 2008 compared to 2007.

Depreciation and amortization. Depreciation and amortization expenses for the year ended December 31, 2008 increased $7.1 million compared to 2007, primarily due to a larger asset base reflecting a continued commitment to investment in Mexico.

Casualties and insurance. During 2008, casualties and insurance expense increased $1.7 million compared to 2007. The increase reflects higher per incident derailment expense, increased freight loss and damage and an increase in environmental remediation expenses. This loss activity was largely offset by a reduction in premiums for certain insurance policies during 2008.

Materials and other. For the year ended December 31, 2008, materials and other costs increased $9.4 million compared to 2007. This increase was primarily due to an increase in materials used in the maintenance of equipment and freight cars and an increase in certain other employee expenses. Additionally, the third quarter of 2007, reflected a favorable change to the allowances for freight receivables expense, as a result of favorable loss experience through the third quarter of 2007 and lower reserve requirements due to lower write-offs of receivables acquired in the acquisition of KCSM. These increases were partially offset by a favorable outcome related to a litigation dispute recorded in 2008.

Non-Operating Expenses

Interest expense. Interest expense decreased $1.3 million for the year ended December 31, 2008, compared to the same period in 2007. The decrease in interest expense was attributable to lower interest rates, including the refinancing of the 12 1/2% Senior Notes due in 2012 in May 2007, which was partially offset by increased debt levels from financing locomotives acquisitions.

Debt retirement cost. Debt retirement cost decreased $6.9 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. In June of 2007, we redeemed our 12 1/2% Senior Notes due 2012 and entered into a new bank credit agreement. The charge of $16.7 million for the call premium and the write-off of unamortized debt issuance costs associated with the extinguished debt was partially offset by a $9.8 million write off of the unamortized purchase accounting fair value effect related to the 12 1/2% Senior Notes.

Foreign exchange loss. For the year ended December 31, 2008 and 2007, the foreign exchange loss was $21.3 million and $0.9 million, respectively, primarily due to the fluctuations in the value of the U.S. dollar versus Mexican peso exchange rates and a cumulative post acquisition loss of $2.9 million recorded in the fourth quarter of 2008 related to certain unsettled transaction recorded prior to 2004.

Equity in net earnings of unconsolidated affiliates. Equity in earnings from unconsolidated affiliates was $7.4 million and $5.6 million for the years ended December 31, 2008 and 2007, respectively.

•

Equity in earnings of FTVM was $4.7 million for the year ended December 31, 2008, compared to $2.9 million in 2007. This increase primarily reflects reduced maintenance expense in 2008 and a non- recurring prior year loss recorded in 2007.

•	Our equity earnings of Mexrail was $2.7 million for the year ended December 31, 2008, compared to $2.7 million in 2007.

Other income. Other income for the year ended December 31, 2008 was $2.9 million, which primarily consisted of miscellaneous interest income and was comparable to the December 31, 2007 balance of $2.9 million.

Income tax expense. For the year ended December 31, 2008, income tax expense was $14.9 million, a decrease of $15.3 million as compared to $30.2 million for 2007. The effective income tax rate was 12.8% for the year ended December 31, 2008, as compared to 23.8% for 2007. The changes in income tax expense and the effective income tax rate were primarily due to the effects of foreign exchange losses and the effects of inflation on taxable income. In addition, a valuation allowance of $11.5 million was recorded related to net operating losses.

Liquidity and Capital Resources

Overview

During the first half of 2010, we continued to improve our financial strength and flexibility by reducing leverage, lowering interest payments, adjusting debt maturities, and improving liquidity. We received $95.0 million from a capital stock contribution and $41.0 million from the sale of our 49% ownership interest in Mexrail, and used these proceeds and cash on hand to repay $170.0 million in debt. Earlier in 2010, we completed a debt refinancing, which improved the timing of debt maturities and will reduce interest expense. These actions have improved our debt capitalization ratio (total debt as a percentage of total debt plus total equity) to 39.9% at June 30, 2010 compared to 46.1% at December 31, 2009. On June 30, 2010, total available liquidity was approximately $69.3 million.

Our primary uses of cash are to support operations; maintain and improve our railroad; pay debt service; acquire new and maintain existing locomotives, rolling stock and other equipment; and meet other obligations. Our cash flow from operations has historically been sufficient to fund operations, maintenance capital expenditures and debt service. External sources of cash (principally bank debt, public and private debt and leases) have been used to refinance existing indebtedness and to fund acquisitions, new investments and equipment additions.

We believe, based on current expectations, that cash and other liquid assets, operating cash flows, access to debt capital markets and other available financing resources will be sufficient to fund anticipated operating, capital and debt service requirements and other commitments in the foreseeable future.

Our primary sources of liquidity are cash flows generated from operations and access to debt capital markets. Although we have had adequate access to the debt capital markets, as a non-investment grade company, the financial terms under which funding is obtained often contain restrictive covenants. The covenants constrain financial flexibility by restricting or prohibiting certain actions, including the ability to incur additional debt for any purpose other than refinancing existing debt, create or suffer to exist additional liens, make prepayments of particular debt, pay dividends on common stock, make investments, engage in transactions with stockholders and affiliates, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. These restrictions, however, are subject to a number of qualifications and exceptions that provide us with varying levels of additional borrowing capacity. We were in compliance with all of our debt covenants as of June 30, 2010.

Our operating results and financing alternatives can be unexpectedly impacted by various factors, some of which are outside of our control. For example, if we were to experience a reduction in revenues or a substantial increase in operating costs or other liabilities, our earnings could be significantly reduced, increasing the risk of non-compliance with debt covenants. Additionally, we are subject to economic factors surrounding debt and capital markets and our ability to obtain financing under reasonable terms is subject to market conditions. Volatility in capital markets and the tightening of market liquidity could impact our access to capital. Further, our cost of debt can be impacted by independent rating agencies, which assign debt ratings based on certain factors including credit measurements such as interest coverage and leverage ratios, liquidity and competitive position.

On June 21, 2010, Standard & Poor’s Rating Services (“S&P”) raised our long-term corporate rating to BB- from B and removed us from CreditWatch with positive implications where we were placed on April 28, 2010. In conjunction with this ratings upgrade, S&P raised the ratings on our senior unsecured debt to BB- from B+ and changed the outlook to stable. On June 18, 2010, Moody’s Investors Service (“Moody’s”) affirmed the corporate family and other ratings for us and raised our outlook to positive from stable.

Cash Flow Information and Contractual Obligations.

Summary cash flow data follows:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)
	(In millions of U.S. dollars)
Cash flows provided by (used for):
Operating activities	$84.2	$49.3	$141.4	$159.4	$263.0
Investing activities	3.8	(122.2)	(149.3)	(229.7)	(228.4)
Financing activities	(111.3)	85.0	61.6	92.3	(32.1)

Net increase (decrease) in cash and cash equivalents	(23.3)	12.1	53.7	22.0	2.5
Cash and cash equivalents beginning of year	92.6	38.9	38.9	16.9	14.4

Cash and cash equivalents end of period	$69.3	$51.0	$92.6	$38.9	$16.9

Cash flows from operating activities increased to $84.2 million for the six month period ended June 30, 2010, as compared to $49.3 million for same period in 2009. The increase is primarily the result of increased net income from higher carload/unit volumes due to the relative improvement in the economy. Net investing cash outflows decreased $126.0 million due to lower capital expenditures, net proceeds received from repayment of a loan to a related company and proceeds from the sale of our 49% ownership interest in Mexrail. These decreases were partially offset by the acquisition of an intermodal facility in Mexico in the first quarter of 2010.

Financing cash inflows decreased $196.3 million, for the six months period ended June 30, 2010 compared to the same period in 2009. During the six months ended June 30, 2010, we purchased $396.3 million of the 9 3/8% Senior Notes and $70.0 million of the 12 1/2% Senior Notes and paid debt costs of $21.3 million and $8.8 million, respectively, which was partially offset by the proceeds from the issuance of the 8.0% Senior Notes of $295.7 million and a capital contribution from our shareholders of $95.0 million. During the six months ended June 30, 2009, we received proceeds of $189.0 million from the issuance of the 12 1/2% Senior Notes, partially offset by the capital reduction paid to our shareholders and repayment of borrowings under our credit agreement, which has been terminated.

Net operating cash flows for the year ended December 31, 2009 decreased $18.0 million to $141.4 million. The decrease in operating cash flows was primarily a result of lower net income from reduced carload/unit volumes due to the downturn in the economy. Net investing cash outflows were $149.3 million and $229.7 million during 2009 and 2008, respectively. This $80.4 million decrease was primarily due to a reduced capital program in response to decreased operating cash flows. Additional information regarding capital expenditures is provided below. Financing cash inflows decreased $30.7 million. During 2009, we declared and paid capital reductions to our shareholders and repaid borrowings under the 2007 Credit Agreement. In addition we received proceeds of $189.0 million from the issuance of the 12 1/2% Senior Notes and proceeds of $21.6 million from a borrowing from a wholly-owned subsidiary of KCS.

Net operating cash flows for the year ended December 31, 2008 decreased $103.6 million to $159.4 million. The decrease in operating cash flows was primarily as a result of lower cash provided by operating activities due to changes in working capital balances. Net investing cash outflows were $229.7 million and $228.4 million during 2008 and 2007, respectively. Financing cash inflows increased $124.4 million primarily due to proceeds from the issuance of locomotive financing agreements.

Capital Expenditures

Capital expenditures are generally funded with cash flows from operations. We have historically used external sources such as loans or lease financing for capacity and equipment acquisition.

The following summarizes the capital expenditures by type:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)
	(In millions of U.S. dollars)
Roadway capital program	$33.0	$36.2	$65.7	$107.8	$57.3
Equipment	3.1	2.2	8.8	36.6	22.4
Capacity	—	0.2	0.2	27.9	22.0
Locomotive acquisitions	—	1.0	1.0	79.2	118.8
Information technology	3.3	2.0	2.9	5.4	6.8
Other	2.7	2.7	12.7	7.6	8.8

Total capital expenditures — accruals basis	42.1	44.3	91.3	264.5	236.1
Change in capital accruals	3.3	35.7	37.3	(34.7)	—

Total cash capital expenditures	$45.4	$80.0	$128.6	$229.8	$236.1

Contractual Obligations

The following table outlines the material obligations under long-term debt, operating lease and other contractual commitments on June 30, 2010. Typically, payments for operating leases, other contractual obligations and interest on long-term debt are funded through operating cash flows. Principal payment obligations on long-term debt are typically refinanced by issuing new long-term debt. If operating cash flows are not sufficient, funds received from other sources, including borrowings under revolving credit facilities and proceeds from property and other asset dispositions might also be available. These obligations are customary transactions similar to those entered into by others in the transportation industry. We anticipate refinancing certain parts of the long-term debt prior to maturity.

	Payments Due by Period
	Total	July 1 to December 31, 2010	1-3 Years	3-5 Years	More Than 5 Years
	(Unaudited)
	(In millions of U.S. dollars)
Long-term debt (including interest and capital lease obligations)	$1,419.8	$48.6	$526.7	$290.0	$554.5
Operating leases	300.9	23.8	115.1	54.3	107.7
Capital expenditure obligations(i)	302.8	44.8	258.0	—	—
Other contractual obligations(ii)	204.9	15.1	84.1	43.8	61.9

Total contractual obligations	$2,228.4	$132.3	$983.9	$388.1	$724.1

(i)	Capital expenditure obligations include minimum capital expenditures under our Concession.

(ii)	Other contractual obligations include purchase commitments and certain maintenance agreements.

In the normal course of business, we enter into long-term contractual requirements for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse effect on our liquidity.

Capital Structure

Components of the capital structure follow:

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007
	(Unaudited)
	(In millions of U.S. dollars)
Debt due within one year	$74.8	$11.0	$9.9	$0.3
Long-term debt and related company debt	889.2	1,125.1	948.5	850.4

Total debt	964.0	1,136.1	958.4	850.7
Stockholders’ equity	1,451.8	1,330.3	1,428.6	1,336.1

Total debt plus equity	$2,415.8	$2,466.4	$2,387.0	$2,186.8

The following is a discussion of the terms of the contractual obligations outlined above.

9  3/8% Senior Notes due 2012, or the 9 3 /8% Senior Notes

We issued $460.0 million principal amount of the 9 3/8% Senior Notes on April 19, 2005. The 9 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 9 3/8% and mature on May 1, 2012. The 9 3/8% Senior Notes are unsecured, unsubordinated, rank pari passu in right of payment with all our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all our future subordinated indebtedness.

The 9 3/8% Senior Notes are redeemable at our option, in whole or in part, subject to certain limitations, upon not less than 30 nor more than 60-days notice at the following redemption prices (expressed in percentages of principal amount at maturity), plus any unpaid interest, if any:

After	Redemption Price
May 1, 2010	102.344%
May 1, 2011 and thereafter	100.000%

The 9 3/8% Senior Notes are redeemable, in whole but not in part, at our option at their principal amount, together with any unpaid interest, in the event of certain changes in the Mexican tax law.

On January 7, 2010, pursuant to an offer to purchase, we commenced a cash tender offer for a portion of our 9 3/8% Senior Notes. On January 22, 2010, we purchased $290.0 million of the tendered 9 3/8% Senior Notes in accordance with the terms and conditions of the tender offer set forth in the offer to purchase using the proceeds received from the issuance of $300.0 million of 8.0% senior unsecured notes due February 1, 2018 (the “8.0% Senior Notes”). Additionally, on February 1, 2010, we purchased $6.3 million of the 9 3/8% Senior Notes in the open market. We recorded debt retirement costs of $14.9 million in the first quarter of 2010.

On June 4, 2010, we redeemed $100.0 million aggregate principal amount of our 9 3/8% Senior Notes. The redemption price was 102.344% of the principal amount of the 9 3/8% Senior Notes, plus accrued and unpaid interest. We recorded debt retirement cost associated with this transaction of $3.1 million in the second quarter 2010.

As we intend to purchase the remaining 9 3/8% Senior Notes within the next twelve months, the outstanding principal amount of $63.7 million has been classified as a current liability as of June 30, 2010.

7  5/8% Senior Notes due 2013, or the 7 5 /8% Senior Notes

We issued $175.0 million principal amount of 7 5/8% Senior Notes on November 21, 2006. The 7 5/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 5/8% and mature on December 1, 2013. The 7 5/8% Senior Notes are unsecured and redeemable, at our option, in whole or in part on or after December 1, 2010, upon not less than 30 nor more than 60-days notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Redemption Price
2010	103.813%
2011	101.906%
2012	100.000%

7  3/8% Senior Notes due 2014, or the 7 3 /8% Senior Notes

On May 16, 2007, we issued $165.0 million principal amount of 7 3/8% Senior Notes, due June 1, 2014. The 7 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 3/8% and are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 7 3/8% Senior Notes are redeemable, at our option, in whole but not in part at 100% of their principal amount on and after June 1, 2011, upon not less than 30 nor more than 60-days notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any accrued and unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Redemption Price
2011	103.688%
2012	101.844%
2013	100.000%

The 7 3/8% Senior Notes are redeemable at our option, in whole but not in part, at 100% of their principal amount, at any time in the event of certain changes in Mexican tax law, and in whole or in part, on or after June 1, 2011, subject to certain limitations. The 7 3/8% Senior Notes include certain covenants that restrict or prohibit certain actions.

12  1/2% Senior Notes due 2016, or the 12 1 /2% Senior Notes

On March 30, 2009, we issued $200.0 million principal amount of 12 1/2% Senior Notes due April 1, 2016. The 12 1/2% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 12 1/2%. The 12 1/2% Senior Notes were issued at a discount to par value, resulting in an $11.0 million discount and a yield to maturity of 13 3/4%. The 12 1/2% Senior Notes are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 12 1/2% Senior Notes are redeemable at our option, in whole or in part, on and after April 1, 2013, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the 12- month period commencing on April 1 of the year set forth below, plus any accrued and unpaid interest, if any:

Year	Redemption Price
2013	106.250%
2014	103.125%
2015 and thereafter	100.000%

In addition, we may redeem up to 35% of the 12 1/2% Senior Notes at a redemption price equal to 112.500% any time prior to April 1, 2012 from the proceeds of the sale of capital stock in us or KCS. The 12 1/2% Senior Notes include certain covenants that restrict or prohibit certain actions.

We used a portion of the net proceeds from the issuance of the 12 1/2% Senior Notes, to repay all amounts outstanding under the 2007 Credit Agreement. Upon repayment of the outstanding amounts, we terminated the 2007 Credit Agreement, effective March 30, 2009.

On June 4, 2010, we redeemed $70.0 million aggregate principal amount of our 12 1/2% Senior Notes. The redemption price was 112.5% of the principal amount of the 12 1/2% Senior Notes, plus accrued and unpaid interest. We recorded debt retirement cost associated with this transaction of $13.6 million in the second quarter 2010.

8.0% Senior Notes due 2018, or the 8.0% Senior Notes

On January 22, 2010, we issued $300.0 million principal amount of 8.0% Senior Notes due February 1, 2018. The 8.0% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 8.0%. The 8.0% Senior Notes were issued at a discount to par value, resulting in a $4.3 million discount and a yield to maturity of 8 1/4%. The 8.0% Senior Notes are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations. The 8% Senior Notes are those subject to the exchange offer.

The 8.0% Senior Notes are redeemable at our option, in whole or in part, on and after February 1, 2014, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the 12- month period commencing on February 1 of the year set forth below, plus any accrued and unpaid interest, if any:

Year	Redemption Price
2014	104.000%
2015	102.000%
2016 and thereafter	100.000%

In addition, we may redeem up to 35% of the 8.0% Senior Notes at a redemption price equal to 108.000% any time prior to February 1, 2013 from the proceeds of the sale of capital stock in us or KCS and the 8.0% Senior Notes are redeemable, in whole but not in part, at our option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

We used the net proceeds from the issuance of the 8.0% Senior Notes and cash on hand to purchase $290.0 million in principal amount of the 9 3/8% Senior Notes tendered under an offer to purchase and pay all fees and expenses incurred in connection with the 8.0% Senior Notes offering and the 9 3/8% Senior Notes tender offer.

Loan Agreement between KCSM and a wholly-owned subsidiary of KCS

On September 29, 2009, we entered into an unsecured loan agreement (the “Loan Agreement”) with a wholly-owned subsidiary of KCS. Pursuant to the terms of the Loan Agreement, we received $21.6 million for general corporate purposes. The Loan Agreement requires us to make annual interest payments at a rate of 7.5%, with the principal amount due on September 29, 2012.

Locomotive Financing Agreements

5.737% Locomotive Financing Agreement. On February 26, 2008, we entered into a financing agreement with Export Development Canada (“EDC”) for an aggregate amount of $72.8 million. We used the proceeds to finance 85% of the purchase price of forty new SD70ACe locomotives delivered and purchased by us in late 2007 and early 2008. We granted EDC a security interest in the locomotives to secure the loan. The financing agreement requires us to make thirty equal semi-annual principal payments of approximately $2.4 million plus interest at an annual rate of 5.737%, with the final payment due and payable on February 28, 2023.

6.195% Locomotive Financing Agreement. On September 24, 2008, we entered into a financing agreement with DVB Bank AG (“DVB”). We received the loan principal amount under the financing agreement of $52.2 million on September 26, 2008. We used the proceeds to finance approximately 80% of the purchase price of twenty-nine ES44AC locomotives delivered and purchased by us in

June 2008. We granted DVB a security interest in the locomotives to secure the loan. The financing agreement requires us to make sixty equal quarterly principal payments plus interest at an annual rate of 6.195%, with the final payment due and payable on September 29, 2023.

Capital Leases

We have payment obligations under a capital lease agreement for one real estate property for a period of 10 years ending in January 2011. Our capital lease agreement contains standard provisions for this type of transaction including an option to purchase the assets at the end of the term of this lease agreement at a specified price.

In January 2008, we entered into an equipment lease agreement for 60 ballast cars. The lease is a capital lease with a 5-year term and total future minimum lease payments of about $9.0 million.

Operating Leases

Locomotive operating leases. In September 1999, we entered into a locomotive operating lease agreement covering 75 locomotives that was to expire in 20 years. The lease agreement contained standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term. Because the lease agreement contained above-market rates, in connection with the valuation of our assets as part of the principles of acquisition and push-down accounting, we recorded a valuation reserve that was being amortized over the remaining life of the lease.

In April 2007, we entered into an equipment lease agreement with High Ridge Leasing LLC, or High Ridge, for 30 GE locomotives delivered to us in December 2006 and January 2007. Pursuant to this lease, we agreed to sell the locomotives to High Ridge and to lease the locomotives from High Ridge for an initial term of twenty years.

Railcar operating leases. We lease certain railcars under standard rail industry agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 4 to 18 years.

Locomotive Maintenance Agreements

We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration. Our locomotive maintenance contracts mature at various times between 2010 and 2024.

Track Maintenance and Rehabilitation Agreement

In May 2000, we entered into a track maintenance and rehabilitation agreement with a Mexican subsidiary of Alstom Mexicana, S.A. de C.V., or Alstom. The agreement expires in 2012. Under this agreement, the contractor performed a major rehabilitation of the line and provides routine maintenance between Celaya and Lazaro Cardenas, approximately 350 miles. Maintenance and rehabilitation expense amounted to $3.9 million in 2009, $4.7 million in 2008 and $4.6 million in 2007. Maintenance and rehabilitation expense amount for the six months ended June 30, 2010 was $2.1 million.

Sources and Availability of Raw Materials

Our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX, which may be terminated at any time by either party upon 30 days written notice to the other. We experienced increases in our average price of fuel per gallon of 2.2% in 2009, 7.0% in 2008 and 8.7% in 2007. During the six months ended June 30, 2010, we experienced increases in our average price of fuel per gallon of 14.9% this increase was driven by a monthly increase of 1% according to a Mexican government decision taken in the fourth quarter of 2009 and fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Seasonality

The majority of our customers are industrial in nature, including automobile manufacturers, grain distribution companies and industrial plants. Our freight revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers’ order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations, which typically results in an increase in our freight revenue for the third quarter of our fiscal year. We typically experience some decrease in freight revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers’ productivity during and after the winter holidays.

Quantitative and Qualitative Disclosures About Market Risks

We utilize various financial instruments that have certain inherent market risks, but these instruments have not been entered into for trading purposes. The following information describes the key aspects of certain financial instruments that have market risk to us.

Our short term financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of the short term financial instruments approximates the fair value due to their short term nature.

The fair value of our debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities. The fair value of our debt was $1,006.5 million and $1,170.0 million at June 30, 2010 and December 31, 2009, respectively. The financial statement carrying value was $964.0 million and $1,136.1 million at June 30, 2010 and December 31, 2009, respectively.

Derivative instruments. We do not engage in the trading of derivative financial instruments except where our objective is to manage the variability of forecasted fuel price risk. In general, we enter into derivative transactions in limited situations based on management’s assessment of current market conditions and perceived risks.

Fuel Derivative Transactions. In the first quarter of 2010, we entered into fuel swap agreements, which have not been designated as hedging instruments. Gains and losses relating to these derivatives are recorded in fuel expense in the consolidated statements of operations. As of June 30, 2010, we have outstanding fuel swap agreements for 6.6 million gallons of diesel fuel purchases, from July 1, 2010 through December 31, 2010, at an average swap price of $2.15 per gallon. At June 30, 2010, the fair value of the fuel swaps agreements was a $0.4 million loss, which was included in accounts payable and accrued liabilities on the consolidated balance sheet. For the six months ended June 30, 2010, we recognized a loss of $0.4 million in fuel expense related to fuel swaps agreements. We did not have any fuel derivative transactions for the six months ended June 30, 2009. Assuming a 10 cents increase in the price per gallon of fuel would result in a loss of approximately $0.6 million.

Foreign Exchange Sensitivity. We use the dollar as our functional currency. Our results of operations reflect revaluation gains and losses that we record in the process of translating certain transactions from pesos to dollars. Therefore, we have exposure to fluctuations in the value of the peso. We evaluate the use of foreign currency instruments to hedge KCS’ dollar investment in us as market conditions and exchange rates fluctuate. For example, a hypothetical 10% increase in the U.S. dollar to the Mexican peso exchange rate on net peso denominated monetary assets of Ps.723.0 million at June 30, 2010 would result in a translation loss of approximately $5.2 million and a 10% decrease in the exchange rate would result in a translation gain of approximately $6.2 million.

Inflation risk. U.S. generally accepted accounting principles require the use of historical cost, which does not reflect the effects of inflation on the replacement cost of property. Due to the capital intensive nature of our business, the replacement cost of our assets would be substantially greater than the amounts reported under the historical cost basis.

BUSINESS

History and Background

We commenced operations in June 1997 under a 50-year Concession granted by the Mexican government to provide freight transportation services over the Northeast Rail Lines, the first rail lines to be privatized in the Mexican railroad system. Prior to the privatization, KCS and Grupo TMM jointly formed and invested in our former parent, Grupo KCSM, with KCS owning a 36.9% economic interest (49% of the shares entitled to full voting rights) and Grupo TMM owning a 38.5% economic interest (51% of the shares entitled to full voting rights). In 2002, we purchased the remaining 24.6% of Grupo KCSM held by the Mexican government. This transaction increased KCS’ ownership in Grupo KCSM to a 46.6% economic interest and Grupo TMM’s ownership in Grupo KCSM to a 48.5% economic interest.

On April 1, 2005, KCS completed the acquisition from Grupo TMM of all of its shares of Grupo KCSM, giving KCS ownership of 100% of the shares of Grupo KCSM entitled to full voting rights. As of April 1, 2005, Grupo KCSM owned 80% of our outstanding share capital (which represented all of our shares with full voting rights), while the remaining 20% (with limited voting rights) was owned by the Mexican government. Accordingly, KCS became our controlling stockholder through its ownership of Grupo KCSM on April 1, 2005.

On September 12, 2005, we, Grupo KCSM, and KCS, along with Grupo TMM, entered into a settlement agreement with the Mexican government resolving certain disputes and controversies between the companies and the Mexican government concerning the payment of a refund of the Value Added Tax, or VAT, paid when the concession title and certain other assets were transferred to us and Grupo KCSM’s obligation to purchase our remaining shares owned by the Mexican government. As a result of this settlement, KCS and its subsidiaries owned 100% of Grupo KCSM and us, and the Mexican government’s remaining 20% ownership interest in us was redeemed and cancelled; the potential obligation of Grupo KCSM, KCS and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us was definitively eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us was satisfied.

On December 20, 2006, after receiving shareholder approval, we amended our by-laws to transform us into a sociedad de responsabilidad limitada de capital variable (limited liability company).

On April 2, 2007, we adopted corporate resolutions approving: (i) our conversion or Re-transformation, from a sociedad de responsabilidad limitada de capital variable (limited liability corporation) to a sociedad anónima de capital variable (variable capital corporation); and (ii) the legal merger, or the 2007 Merger, of Grupo KCSM with us, with us as the surviving corporation. The Re-transformation and the 2007 Merger became effective on May 8, 2007, the date on which the corresponding corporate resolutions were filed for registry within the Mexican Public Registry of Commerce (Registro Público de Comercio).

Business Overview

We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of approximately 2,600 miles of main track. In addition, we have trackage rights entitling us to run our trains over 700 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year Concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our Concession is renewable for additional periods of up to 50 years subject to certain conditions.

We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico and the U.S. at Nuevo Laredo, Tamaulipas and Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Lazaro Cardenas, Michoacan on the Pacific Ocean and Tampico, Tamaulipas and Veracruz, Veracruz (through trackage rights granted by Ferrosur, under its concession) on the Gulf of Mexico. As a result, we believe its routes are integral to Mexico’s foreign trade.

We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth resulting from NAFTA. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS’ U.S. rail subsidiaries, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport chemical and petroleum products, industrial and consumer products, agricultural and mineral products, intermodal and automotive products, and coal. Our customers include leading international and Mexican corporations.

Kansas City Southern

We are a wholly-owned subsidiary of KCS. KCS’ principal U.S. subsidiary, The Kansas City Southern Railway Company, or KCSR, is a U.S. Class I railroad. The rail network of KCSR, The Texas Mexican Railway Company, or Tex-Mex, and us together comprise approximately 6,000 miles of main and branch lines extending from the midwest and southeast portions of the United States into Mexico.

RAIL SECURITY

KCS and its rail subsidiaries have made a concentrated, multi-disciplinary effort since the terrorist attacks on the United States on September 11, 2001, to continue securing KCS’ assets and personnel against the risk of terrorism and other security risks. Many of the specific measures KCS utilizes for these efforts are required to be kept confidential through arrangements with government agencies, such as the Department of Homeland Security, or DHS, or through jointly-developed and implemented strategies and plans with connecting carriers. To protect the confidentiality and sensitivity of the efforts we have made to safeguard against terrorism and other security incidents, the following paragraphs will provide only a general overview of some of these efforts. We utilize a security plan based on an industry-wide security plan developed by Association of American Railroad, or AAR, members which focuses on comprehensive risk assessments in five areas — hazardous materials; train operations; critical physical assets; military traffic; and information technology and communications. The security plan is kept confidential, with access to the plan tightly limited to members of management with direct security and anti-terrorism implementation responsibilities. We participate with other AAR members in periodic drills under the industry plan to test and refine its various provisions.

KCS’ security activities range from periodically mailing each employee a security awareness brochure (which is also posted under the “Employees” tab on KCS’ internet website, www.kcsouthern.com) to its ongoing development and implementation of security plans for rail facilities in areas labeled by the DHS as High Threat Urban Areas, or HTUAs. KCS’ other activities to bolster security against terrorism include, but are not limited to, the following:

•	Conferring regularly with other railroads’ security personnel and with industry experts on security issues;

•	Analyzing routing alternatives and other strategies to reduce the distances that certain chemicals, which might be toxic if inhaled, are transported;

•	Initiating a series of over 20 voluntary action items agreed to between AAR and DHS as enhancing security in the rail industry; and

•	Including periodic security training as part of the scheduled training for operating employees and managers.

In addition, in 2008 KCS created a new leadership role titled “Director of Homeland Security” to oversee the ongoing and increasingly complex security efforts. KCS identified and retained an individual to fill the position who has an extensive law enforcement background, including being formerly employed as an analyst with the Federal Bureau of Investigation (“FBI”) for 12 years. This member of management remains a member of the FBI’s Joint Terrorism Task Force and is a valuable asset to us in implementing and developing anti-terrorism and other security initiatives.

While the risk of theft and vandalism is higher in Mexico, we remain among the safest mode of transportation for freight shipments in Mexico. Our record in rail safety is due in large part to the implementation of a multi-layered, safety and security process throughout our network. In addition to having our own internal system of checks and balances, the process is connected to, and supported by a high level of federal, state and local law enforcement. A primary focus of this effort involves maintaining train velocity, which reduces the likelihood for incidents to occur. By moving customers’ shipments more efficiently, we are keeping the cargo secure.

The Concession

We hold a Concession from the Mexican government until June 2047 (exclusive through 2027, subject to certain trackage and haulage rights granted to other concessionaires), which is renewable under certain conditions for additional periods of up to 50 years. The Concession is to provide freight transportation services over rail lines which are a primary commercial corridor of the Mexican railroad system. These lines include the shortest, most direct rail passageway between Mexico City and Laredo, Texas and serve most of Mexico’s principal industrial cities and three of its major shipping ports. We have the right to use, but do not own, all track and buildings that are necessary for the rail lines’ operation. We are obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the Concession agreement and to return the assets in that condition at the end of the Concession period. We are required to pay the Mexican government a concession duty equal to 0.5% of gross revenues during the first 15 years of the Concession period and 1.25% of such revenues during the remainder of the period.

Under the Concession and Mexican law, we may freely set rates unless the Mexican government determines that there is no effective competition in Mexico’s rail industry. We are required to register our rates with the Mexican government and to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Mexican government. In the event that rates charged are higher than the registered rates, we must reimburse customers with interest, and risk the revocation of the Concession.

Mexican railroad services law and regulations and the Concession establish several circumstances under which the Concession will terminate: revocation by the Mexican government, statutory appropriation, or our voluntary surrender of our rights or liquidation or bankruptcy. The Concession requires the undertaking of capital projects, including those described in a business plan filed every five years with the Mexican government. We filed our third business plan with the Mexican government in December 2007 in which we committed to certain minimal investment and capital improvement goals, which may be waived by the Mexican government upon application for relief for good cause. The Mexican government may also revoke our exclusivity after 2017 if it determines that there is insufficient competition.

The Concession is subject to early termination or revocation under certain circumstances. In the event that the Concession is revoked by the Mexican government, we will receive no compensation. Rail lines and all other fixtures covered by the Concession, as well as all improvements made by us or third parties, will revert to the Mexican government. All other property not covered by the Concession, including all locomotives and railcars otherwise acquired, will remain our property. The Mexican government will have the right to cause us to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the Concession. In addition, the Mexican government will have a right of first refusal with respect to certain transfers by us of railroad equipment within 90 days after any revocation of the Concession. The Mexican government may also temporarily seize the rail lines and assets used in operating the rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy for the duration of any of the foregoing events; provided, however, that Mexican law requires that the Mexican government pay us compensation equal to damages caused and losses suffered if it effects a statutory appropriation for reasons of the public interest. These payments may not be sufficient to compensate us for our losses and may not be timely made.

Our Strategy

Our strategic objective is to increase our revenues by offering efficient and reliable service which we believe will enable us to capture increased traffic volumes resulting from growth in the Mexican domestic and foreign trade markets and the integration of the North American economy through NAFTA.

The principal components of our strategy are to:

•

Increase revenue growth by converting traffic from trucking to rail transport. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part by offering (i) a more efficient, reliable and safe customer-oriented rail service and (ii) significant advantages over trucking, such as the ability to carry larger volumes, for longer distances, at lower rates with greater security and reliability.

•

Exploit growth in Mexican domestic and foreign trade. We believe that growth in Mexican commerce, as well as expected growth in international trade flows as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. We believe that our routes are integral to Mexico’s continued development and that we are well-positioned to capitalize on trade expansion as a result of NAFTA growth between Mexico, the U.S. and Canada, as well as Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

•

Increase operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices designed to reduce labor costs and increase employee productivity, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including obtaining more fuel efficient locomotives and larger capacity railcars, maintaining our rail infrastructure to United States’ Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards, transload facilities and intermodal terminals, and enhancing our communications systems.

•

Exploit port development at Lazaro Cardenas. We provide exclusive rail access to the port of Lazaro Cardenas on the Pacific Ocean. The Mexican government is developing the port at Lazaro Cardenas principally to serve Mexican markets and as an alternative to the congested U.S. west coast ports of Long Beach and Los Angeles. We are the sole provider of rail service to this port, which provides an alternate route for Asian traffic bound for the eastern, southern and midwestern United States. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of intermodal containers, minerals, iron, steel slabs, wire rods and fertilizers.

Our Strengths

We believe that we have the following key competitive strengths which will enable us to achieve our strategic objectives:

•

Full voting and operational control by KCS. We believe that control by KCS has resulted and will continue to result in expanded service options for our customers through a fuller coordination into KCS’ NAFTA growth strategy, which includes KCS’ established strategic alliance and marketing agreements with other railroads, as well as facilitate our continuation and enhancement of U.S. railroad operating best practices.

•

Exclusive Concession to operate Mexico’s primary rail corridor. Our Concession gives us exclusive rights to provide freight transportation services over our rail lines for the initial 30 years of our 50-year Concession, subject to certain trackage rights. Our core routes constitute a strategic portion of the shortest, most direct rail route between key industrial and commercial regions of Mexico and the southern, midwestern and eastern United States. Our rail lines provide exclusive rail access to the Mexico-U.S. border crossing at Nuevo Laredo, the most important interchange for freight between the Mexico and the U.S., through our 745-mile route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. Tex-Mex operates the northern half of the international rail bridge. In addition, our rail system serves three of Mexico’s four primary seaports at Veracruz (through trackage rights granted by Ferrosur under its concession) and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. We serve 16 Mexican states including the cities of Monterrey and Mexico City. These areas collectively represented 68.2% of Mexico’s total population in 2005 and accounted for over 67.6% of its estimated gross domestic product in 2008. We also have the right under the Concession to serve Guadalajara, Mexico’s third largest city, through trackage rights.

•

Strategically positioned to capitalize on growth in Mexico’s foreign trade. We believe that our routes are integral to Mexico’s foreign trade. Our route structure enables us to benefit from growing trade resulting from the increasing integration of the North American economies through NAFTA. We are also well-positioned to capitalize on trade expansion as a result of Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers who wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets. At the U.S. border crossing at Laredo, we interchange directly with the Union Pacific Railroad Company, Tex-Mex, and through Tex-Mex we interchange with the rail networks of two other major U.S. railroads, the BNSF Railway Company and The KCSR. Through these interchanges, we provide our customers with access to an extensive rail network in the U.S. and Canada through which they may distribute their products in North America and overseas.

•

Solid customer base. We serve major Mexican companies and leading international corporations operating in Mexico. Approximately 200 customers represent 93% or more of our revenues. Our customer base is as diversified as the mix of commodities and products that we haul. We believe that we have built our customer base by offering safe, reliable service and competitive prices.

•

Class I railroad operating practices. We have implemented railroad operating practices in use on Class I U.S. and Canadian railroads to reduce costs and enhance profitability by upgrading our rolling stock and introducing state-of-the-art locomotives, which comply with U.S. standards. We are also continuing to develop operating initiatives such as the computerization of our operations, management and customer service systems, the rationalization of train dispatching and employee training.

•

Strategic capital investment and improvement program. We are continuing the implementation of our capital expenditure and improvement program. We have made significant capital expenditures and improvements to increase capacity and operating efficiencies. We have extensively overhauled the locomotives and rolling stock we acquired from the Mexican government. In December 2006 and January 2007, we took delivery of 30 new ES44AC locomotives manufactured by General Electric Company (“GE”). In April 2007, we entered into an equipment lease agreement with High Ridge Leasing, LLC (“High Ridge”), pursuant to which we agreed to sell these locomotives to High Ridge and lease them for an initial term of twenty years. In April 2007, we entered into a definitive agreement with Electro-Motive Diesel (“EMD”), to purchase 40 new SD70ACe locomotives which were received in 2007 and early 2008. In August 2007, we entered into a definitive agreement with GE to purchase 50 new ES44AC locomotives. We received these locomotives in December 2007 and June 2008. The acquisition of these locomotives improves the fuel efficiency and average age of our locomotive fleet. We also continue to improve our railcar fleet through operating leases. In addition to maintenance of equipment and track rehabilitation projects, we have extended rail sidings to permit longer trains to operate on our main route. Since privatization, we have used technology to significantly increase the railcar capacity of the international bridge at Nuevo Laredo-Laredo and reduced congestion by conducting Mexican customs formalities at our Sánchez freight yard in Nuevo Laredo rather than on the bridge itself. By equipping the trains on our main line with end-of-train devices (which monitor air pressure and railcar and hose connections) and installing infrared hot box detectors (which detect when an axle journal or bearing on a train is overheated) and other equipment along our routes, we have reduced the size of some train crews from six to two, increased the efficiency of the operation and tracking of our locomotives and railcars and eliminated the need to stop trains intermittently for inspections. We have built and are leasing new intermodal terminals near the facilities of customers along our lines and have enlarged tunnels over a portion of our route to accommodate double-stack intermodal trains. On March 3, 2010, we acquired an intermodal facility in Toluca, State of Mexico. In mid 2006, we installed a version of KCSR’s Management Control System, which provides increased control and improvements to our operations.

We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies.

Network

Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our main track consists of core and feeder routes. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz (through trackage rights granted by Ferrosur under its concession), Lazaro Cardenas and Tampico, three of Mexico’s four most important seaports.

We currently have intermodal terminals located in Monterrey, Toluca, San Luís Potosi, and also access to intermodal terminals at Queretaro, Guadalajara, Ramos Arizpe and La Encantada. In addition, we have direct access to intermodal terminals at the ports of Lazaro Cardenas and Tampico and to intermodal terminals at Veracruz through interline service with Ferrosur and at Altamira and Manzanillo through interline service with Ferromex, and in Mexico City through FTVM. We also have access to intermodal terminals at Laredo operated by Tex-Mex and the Union Pacific Railroad Company, which we are using to develop international intermodal business.

Core Routes and Traffic

Our rail lines comprise five core routes. We believe these core routes are integral to Mexico’s foreign trade, as they connect Mexico’s most industrialized and populated regions with its principal border and seaport gateways.

Mexico City — Nuevo Laredo. Our rail lines provide exclusive rail access to the U.S.-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the Mexico and United States, through our 745-mile route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. Tex-Mex operates the northern half of the international rail bridge. The Mexico City — Nuevo Laredo route is the shortest rail route between Mexico City and the U.S. border. This route has the lowest grades of any rail route between the U.S. border and Mexico City, which translates into savings of both fuel and locomotive power.

Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In the six months ended June 30, 2010 and 2009, and the years ended 2009, 2008 and 2007, rail traffic representing $200.6 million, $166.1 million, $366.4 million, $531.9 million and $522.6 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines.

Mexico City — Lazaro Cardenas. We provide exclusive access to the port of Lazaro Cardenas on the Pacific Ocean over our 536-mile route from Mexico City. In the six months ended June 30, 2010 and 2009, and the years ended 2009, 2008 and 2007, we transported rail traffic representing $62.0 million, $38.4 million, $89.5 million, $102.6 million and $103.0 million in revenues, respectively. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lazaro Cardenas also handles traffic for export to Pacific Rim nations. The Mexican government is developing the port at Lazaro Cardenas on the Pacific Ocean as an alternate to the congested U.S. West Coast ports of Los Angeles and Long Beach. Through our rail service to this port, we plan to provide an alternate route for Asian traffic bound for destinations in Mexico and in the eastern, southern and midwestern United States.

Monterrey — Matamoros. Our rail lines include a 207-mile line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the United States. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad Company and the BNSF Railway Company. At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad Company. In the six months ended June 30, 2010 and 2009, and the years ended 2009, 2008 and 2007, we transported rail traffic representing $18.5 million, $18.3 million, $36.7 million, $50.2 million and $36.6 million in revenues, respectively. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.

Tampico — Altamira. These ports are situated in the Gulf of Mexico. In the six months ended June 30, 2010 and 2009, and the years ended 2009, 2008 and 2007, we transported rail traffic representing $9.7 million, $8.6 million, $17.9 million, $25.4 million and $44.6 million in revenues, respectively.

Mexico City — Veracruz. Both we (through trackage rights granted by Ferrosur under its concession) and Ferrosur serve the port of Veracruz in the Gulf of Mexico. We serve Veracruz through a 293-mile route from Mexico City. In the six months ended June 30, 2010 and 2009, and the years ended 2009, 2008 and 2007, we transported rail traffic representing $2.6 million, $3.6 million, $5.9 million, $10.1 million and $22.8 million in revenues, respectively. The rail freight we transport to and from the port of Veracruz includes autos, grains, steel and mineral products, chemicals and containers.

Market Served

Chemical and petroleum. The chemical and petrochemical products we transport consist of petrochemical products imported from the U.S. into Mexico like plastic and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comisión Federal de Electricidad (the Mexican Federal Electricity Commission, or CFE), the Mexican government-owned electric utility. CFE is a major user of fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines. We operate a unit train dedicated to transporting these fuels for CFE. We transport fuel oil from PEMEX refineries located in Salamanca and Tula to Lazaro Cardenas.

Industrial and consumer products. The industrial and consumer products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of industrial products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of cargo from Mexican and U.S. companies from truck to rail transport.

We believe that bulk products such as paper, including tissue paper, corrugated paper, brown paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. The majority of the paper and forest products presently carried on our rail lines consist of scrap paper, printing paper, brown paper and wood pulp imported from the southeastern U.S., Canada and Texas to paper mills, newspaper publishers, and printers in major population centers in Mexico.

Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies for domestic and international consumption, or are imported into Mexico by U.S. paper companies.

Agricultural and minerals. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn, soybeans and wheat), as well as seeds and feed grains, imported to Mexico from the U.S. and Canada. In Mexico, these grains are used principally for human consumption and for feed. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lazaro Cardenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreon, Veracruz, and other cities.

Coal. The coal products we transport consist mainly of petcoke, a product used as a fuel in the cement process. Eighty percent of this product is transported along Tampico — Huichapan and Altamira — Valles routes. Petcoke is transported from Corpus Christi, Texas to Montaña, San Luis Potosi, and Apaxco, Hidalgo.

Automotive. The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished vehicles exported to the U.S. and Canada, and to some extent imported finished vehicles. We are still working to convert the potential for growth in the domestic automobile distribution market through automotive ramps at Aguascalientes, Monterrey and Toluca. We believe that we will enhance our ability to move finished automobiles cost-effectively in the international and domestic markets.

Intermodal. Our intermodal freight business consists primarily of hauling freight containers or truck trailers on behalf of steamship lines, motor carriers, and intermodal marketing companies with rail carriers serving as long-distance haulers. We serve and support the Mexican and U.S. markets, as well as cross border traffic between the U.S. and Mexico. We believe the port of Lazaro Cardenas continues to be a strategically beneficial location for ocean carriers and big box retailers. Lazaro Cardenas is providing shippers with a cost-effective and efficient alternative to other North American west coast ports.

Kansas City Southern

KCS is our controlling stockholder. KCS’ principal U.S. subsidiary, KCSR, is one of seven Class I railroads in the United States. The rail networks of KCSR, Tex-Mex and us together comprise approximately 6,000 miles of main and branch lines extending from the midwest and southeast portions of the United States south into Mexico and connects with other Class I railroads providing shippers with an effective alternative to other railroad routes and giving direct access to Mexico and the southeast United States through less congested traffic hubs. As a result of KCS’ acquisition of control over us, we have become more fully coordinated into KCS’ NAFTA growth strategy, which includes KCSR’s established strategic alliances and marketing agreements with other railroads.

Sales and Marketing

Our marketing and sales efforts are designed to grow and expand our current business base by focusing on truck conversion up the supply chain and securing existing traffic with current customers through long-term contracts. Emphasis is placed on attracting new business in the U.S., Canada and Mexico. We believe these efforts will continue to benefit from NAFTA as well as the development of the port of Lazaro Cardenas.

With respect to intermodal customers, we will be working in conjunction with the rest of the KCS rail lines in offering single line services between Lazaro Cardenas and the U.S., Mexico City proper and the U.S., and Monterrey proper and the U.S. We will also develop services for Lazaro Cardenas into Mexico City proper and Monterrey proper.

A significant portion of our contracts are both quoted and settled in U.S. dollars, and the vast majority of additional freight services are quoted in U.S. dollars and settled at a U.S. dollar-Mexican peso exchange rate which approximates a U.S. dollar-denominated contract.

Management Control System, or MCS

In mid-2006, we upgraded our communication infrastructure and systems by installing KCS’ computerized MCS management control system. This state-of-the-art system replaced SICOTRA and is designed to provide better analytical tools for management to use in its decision-making processes. MCS, among other things, delivers work orders to yard and train crews to ensure that the service being provided reflects what was sold to the customer. The system also tracks individual shipments as they move across the rail system, compares that movement to the service sold to the customer and automatically reports the shipment’s status to the customer and to operations management. If a shipment falls behind schedule, MCS automatically generates alerts and proposes actions to be promptly initiated.

In July 2006, we initiated operations with MCS with a completely new telecommunications infrastructure which includes Automated Equipment Identification, or AEI, readers and computer hardware in all the yards around our network. MCS provides information related with trip plans by car, giving the customer the ability to track and trace their own equipment running in KCSM’s system. All internal processes have been defined to work with the philosophy of a “scheduled railroad” which will provide us the opportunity to provide better and more consistent service to our customers in the near future.

MCS is providing more accurate and timely information on, among other things, terminal dwell time, car velocity through terminals and priority of switching to meet schedules. We have developed a data warehouse and analytical tools to convert data into information to provide improved support for decision making processes at the management level. By making decisions based upon that information, we are improving service quality, utilization of locomotives, rolling stock, crews, yards, and line of road and, thereby, reducing cycle times and costs. With the implementation of service scheduling, we have improved customer service through improved advanced planning and real-time decision support. By designing all new business processes around workflow technology, we are more effectively following key operating statistics to measure productivity and improve our operating performance.

Revenue Management System, or RMS

We deployed our new RMS during the first quarter of 2007. Benefits of the system include more accurate and timely revenue projections and improved cash collections leveraging MCS. RMS enhances the transportation waybill and matches it against a new central price repository, which consists of both our published prices and foreign prices that are electronically transmitted and received through the Rate EDI Network. The system utilizes this re-engineered revenue waybill to drive downstream revenue accounting, financial reporting and decision support processes.

Train Dispatching System

We presently utilize two types of train dispatching systems:

•

A radio-based track warrant control system is in place over approximately 1,677 miles of track, representing approximately 65% of our total main track. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

•

A centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Huehuetoca, Estado de Mexico and Nuevo Laredo, Tamaulipas is in place over an aggregate distance of 889 track miles, representing approximately 35% of our total main track.

To improve operating efficiencies, the dispatchers covering all portions of our total main track, under both the radio-based track warrant control and CTC systems, are now using the same computer system.

Documentation and Billing System

We have developed, tested and fully implemented a state-of-the-art documentation and billing system that allows our customers to use the internet to track and trace their railcars, access online documentation and use predetermined templates to expedite the process and ensure consistency and quality of information.

Online Customer Service

In the customer service area, we have converted our internet home page into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding our services. Besides providing information about our business areas and services, our website provides customers with access to multiple services including:

•	electronic waybilling;

•	“Track and Trace;”

•	AEI (Automated Equipment Identification) readouts;

•	our graphical rail network;

•	equipment order monitoring;

•	rate inquiries;

•	equipment historical information;

•	an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

•	invoice inquiries; and

•	train schedule and other information.

System Application and Products, or SAP

In the third quarter of 2010, we upgraded to a more current version of SAP. This upgrade resulted in limited changes to our business processes and did not materially affect the Company’s internal control over financial reporting.

Subsidiaries and Principal Affiliates

Arrendadora KCSM

Arrendadora KCSM, S. de R.L. de C.V., or Arrendadora KCSM, our 100%-owned subsidiary, was incorporated on September 27, 2002 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico, and its only operation is the leasing of railroad equipment. On August 30, 2006, at the Shareholders’ Meeting of Arrendadora KCSM, the corporate name was formally changed to Arrendadora KCSM, S.A. de C.V. On December 7, 2007 after receiving shareholder approval, Arrendadora KCSM amended its by-laws to transform Arrendadora KCSM into a sociedad de responsabilidad limitada de capital variable, or S. de R.L. de C.V.(limited liability corporation).

KCSM Holdings

KCSM Holdings LLC, or KCSM Holdings, was formed on December 11, 2006, as a limited liability company under the laws of the State of Delaware. Currently, KCSM Holdings only purpose is to own ten (10) of our Variable Class II shares of stock. We own one hundred percent of the outstanding membership interests of KCSM Holdings.

KCSM Servicios

KCSM Servicios, S.A. de C.V., or KCSM Servicios, was incorporated on July 3, 2006 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Servicios does not have any operations. Ninety-eight percent of the capital stock of KCSM Servicios is owned by us and the remaining two percent is owned by Nafta Rail, S.A. de C.V., or Nafta Rail. On August 11, 2010, our shareholders approved the sale of ninety-seven percent of the capital stock of KCSM Servicios to Nafta Rail. After this sale, we own one percent of the capital stock of KCSM Servicios.

KCSM Internacional

KCSM Internacional, S.A. de C.V., or KCSM Internacional, was incorporated on July 3, 2006 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Internacional does not have any operations. Ninety-eight percent of the capital stock of KCSM Internacional is owned by us and the remaining two percent is owned by Nafta Rail. On August 11, 2010, our shareholders approved the sale of ninety-seven percent of the capital stock of KCSM Internacional to Nafta Rail. After this sale, we own one percent of the capital stock of KCSM Internacional.

FTVM

FTVM was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. The corporate purpose of FTVM is to provide railroad services as well as ancillary services, including those related to interconnection, switching and haulage services. We own a 25% interest in this company. The other shareholders of FTVM, each owning 25%, are Ferromex, Ferrosur and the Mexican government.

Highstar Harbor Holdings Mexico

Highstar Harbor Holdings Mexico, S. de R.L. de C.V., or Highstar Harbor Holdings Mexico was formed as a sociedad de responsabilidad limitada de capital variable, or S. de R.L. de C.V. (limited liability corporation). We own 99.99% of the capital stock of Highstar Harbor Holdings Mexico and the remaining 0.01% is owned by Nafta Rail.

Competition

We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value added services such as traceability of shipments and availability of rates through the internet.

Some sectors of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, in some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling.

We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

•	Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail; and

•

With our customer service structure and substantial capital improvements, we believe that we have created a customer-oriented business which, together with our other competitive advantages, is making our freight services more attractive than those presently offered by trucking concerns.

We also face competition from the other privatized railroads companies in Mexico, particularly from Ferromex. In November 2005, Grupo Mexico, the controlling shareholder of Ferromex acquired control of and merged with Ferrosur, creating Mexico’s largest railway. These merged operations are much larger than us, and they serve most of the major ports and cities in Mexico and together own fifty percent of FTVM, which serves industries located within Mexico City. The merger between Ferromex and Ferrosur has been rejected by COFECO. Both Ferromex and Ferrosur challenged COFECO’s decision. On May 12, 2010, the Administrative and Fiscal Federal Court annulled the decision of COFECO and approved the merger between Ferromex and Ferrosur. COFECO has the right to challenge the court decision once it is notified.

We have experienced, and continue to experience, competition from Ferromex. Ferromex’s rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juarez, Nogales and Mexicali and also serves the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad Company owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

Under our Concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and FTVM. These rights will give Ferromex more direct access to the Queretaro and Mexico City markets. In turn, the other railroads are required to grant trackage rights to us which will allow us to directly access the Guadalajara market, Mexico’s third largest industrial and commercial center, via Ferromex routes.

The Mexican Railroad Services Law and regulations and the Concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican Railroad Services Law and regulations allow us to establish our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the SCT may grant concessions to third parties or rights to other rail carriers additional to those set forth in the Concession beginning in June 2027.

Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

NAFTA called for Mexican trucks to have unrestricted access to highways in United States border states by 1995 and full access to all United States highways by January 2000. However, the United States did not follow that timetable because of concerns over Mexico’s trucking safety standards. In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican motor carriers seeking to operate in the U.S. to, among other things, pass safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican motor carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because the Department of Transportation failed to adequately review the impact on air quality in the U.S. of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals ruling required the U.S. Department of Transportation to provide an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation’s request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals ruling. The Department of Transportation is in the midst of a pilot program which commenced in early 2007 granting a limited number of Mexican trucking companies the right to operate on international movements between the United States and Mexico and to pick up or deliver outside of the border commercial zone. There can be no assurance that truck transport between Mexico and the United States will not increase substantially in the future. Any such increase in truck traffic could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion in the availability, or an improvement in the quality, of the trucking services offered by Mexican carriers.

Government Regulation

Railroad Regulation

The Mexican Railroad Services Law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican Railroad Services Law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless a greater percentage of foreign investment is authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’ acquisition of our indirect controlling owner. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

The SCT is principally responsible for regulating railroad services in Mexico. The SCT has broad powers to monitor our compliance with the Concession and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the Concession, and must update the plan every five years. The SCT treats our business plans confidentially. The SCT monitors our compliance with efficiency and safety standards as set forth in the Concession. The SCT reviews, and may amend, these standards every five years.

The Mexican Railroad Services Law and regulations provide the Mexican government certain rights in its relationship with us under the Concession, including the right to take over our management and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

In addition, under the Concession and the Mexican Railroad Services Law and regulations, the SCT, in consultation with COFECO, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the SCT would have the authority to set our rates for rail freight services.

Environmental Regulation

In the operation of a railroad, it is possible that derailments, explosions, or other accidents may occur that could cause harm to the environment or to human life or health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages for harm to property or individuals.

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection, or the Ecological Law. The Mexican federal agency in charge of overseeing compliance with and enforcement of the Ecological Law is the Secretaría del Medio Ambiente y Recursos Naturales, Ministry of Environmental Protection and Natural Resources, or Semarnat. The regulations issued under the Ecological Law and technical environmental requirements issued by Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation, and handling of hazardous and solid waste. As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws and temporarily, or even permanently, close non-complying facilities. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment and to environmental laws and regulations issued by the governments of each of the Mexican states in which our facilities are located. The terms of our Concession from the Mexican government also impose environmental compliance obligations on us. We cannot predict the effect, if any, that unidentified environmental matters or the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition. Failure to comply with any such environmental laws or regulations may result in the termination of our Concession or in fines or penalties that may affect profitability.

Description of Property

Our headquarters, which we lease, are located at Montes Urales 625, Col. Lomas de Chapultepec, C.P. 11000 Mexico, D.F., Mexico. We also own offices located at Av. Manuel L. Barragan 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo Leon, Mexico.

Under our Concession from the Mexican government, we have the right to operate approximately 2,600 miles of main and branch lines, including 700 miles of trackage rights but do not own the land, roadway or associated structures. The Concession requires us to make investments as described in a business plan filed every five years with the Mexican government. We may defer capital expenditures with respect to our five-year business plan with the permission of the SCT. However, should the SCT not grant this permission, our failure to comply with the commitments in our business plan could result in fines and ultimately the Mexican government revoking the Concession. See “Risk Factors — Our Concession is subject to revocation or termination in certain circumstances which would prevent us from operating our railroad and would have a material adverse effect on our business and financial condition.”

Equipment Configuration

We owned or leased the following units of equipment as follows:

	June 30, 2010		December 31,
			2009		2008		2007
	Leased	Owned	Leased	Owned	Leased	Owned	Leased	Owned
Locomotives	105	267	105	267	105	352	105	315

Rolling Stock:
Box cars	1,298	178	1,327	178	1,689	539	1,069	1,107
Gondolas	2,241	1,613	2,261	1,698	2,565	1,686	2,519	1,771
Hoppers	1,507	328	1,564	331	1,972	316	2,360	562
Flat cars (intermodal and other)	108	438	311	436	308	414	111	552
Auto racks	1,549	—	1,548	—	1,555	—	1,555	—
Tank cars	525	—	501	—	500	17	503	69
Other	—	48	—	48	—	54	—	55

Total	7,228	2,605	7,512	2,691	8,589	3,026	8,117	4,116

	June 30, 2010	December 31,
Average Age (in years):		2009	2008	2007
Road locomotives	10.7	11.9	12.7	13.6
All locomotives	17.3	16.9	16.4	16.8

As of June 30, 2010, we have approximately 80 locomotives in storage, which primarily reflects the current economic environment and some seasonality. Management believes that this equipment will be needed in the foreseeable future as we grow and/or economic conditions improve. We have continued to depreciate all stored locomotives; older locomotives will be retired in the normal course of business or in some cases disposed of through re-sale.

Improvements, Maintenance and Repair

As of June 30, 2010, Alstom performed locomotive maintenance, and General Electric Company performed locomotive maintenance and overhauls for us at its facilities under various maintenance agreements covering both owned and leased locomotives. In addition, Alstom performs track maintenance on certain of our track structures.

Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing our personnel to perform such maintenance.

Our capital improvements program is described in more detail under the caption “Risk Factors,” in the discussion of “Failure to make capital expenditures could result in the revocation of our Concession and adversely affect our financial condition,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Insurance

Our present insurance program coverage insures against accidents related to risks involved in the conduct of our business, and is consistent with industry practice and the requirements of our Concession and the Mexican Railroad Services Law and Regulations and its by-laws and regulations. Our insurance policies also provide for “per-accident” amounts which vary depending upon the nature of the risks insured against. Our policies are renewable on an annual basis and expire October 1, 2010 and July 23, 2011. The Mexican Railroad Services Law and Regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damages.

Employees and Labor Relations

Our union employees are covered by one labor agreement, which was signed on June 23, 1997, between us and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of our employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms are subject to negotiation every two years. Compensation terms and all other benefits, covering the period from July 1, 2009, through June 30, 2010, were finalized between us and the union during the second quarter of 2010. The negotiation of the 2010 compensation terms was finalized in August 2010. As of the date of this filing, the negotiation, with the union regarding the retirement benefit continue to be discussed. The anticipated resolution of these negotiations are not expected to have a material impact to the consolidated financial statements. The union labor negotiation with the Mexican Railroad Union has not historically resulted in any strike, boycott, or other disruption in our business operations. We do not believe the expected settlement will have a material impact on our financial statements.

Other Litigation

Settlement Agreement. On February 9, 2010, (i) we and (ii) Ferromex, Ferrosur, Minera México, S.A. de C.V., Infraestructura y Transportes Ferroviarios, S.A. de C.V., Infraestructura y Transportes México, S.A. de C.V., Líneas Ferroviarias de México, S.A. de C.V., Grupo Ferroviario Mexicano, S.A. de C.V., and Grupo México, S.A.B. de C.V. (jointly, the “Ferromex Parties”) entered into a Settlement Agreement (the “Settlement Agreement”).

Pursuant to the Settlement Agreement, the parties agreed to completely, definitively and irrevocably terminate (i) the private disputes, procedures and controversies among us and the Ferromex Parties in connection with the merger between Ferromex and Ferrosur, including our involvement in such procedures as an interested party; and (ii) the lawsuit filed against us and the Mexican Government in connection with several disputes, procedures and controversies before judicial authorities with respect to the acquisition of the shares of Ferrocarril del Noreste, S.A. de C.V. (now KCSM) by Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., in 1997 (the “Settlement Procedures”). The parties waived their rights to any future actions derived from or related to the Settlement Procedures. Further, the parties did not settle or agree to settle any disputes, controversies or procedures other than the Settlement Procedures.

Under the Settlement Agreement, Ferrosur agreed to grant to us certain trackage and switching rights within Veracruz, México, and switching rights in the Puebla-Tlaxcala zone. In a related agreement, the parties further agreed to amend the FTVM by-laws to, among other changes, grant certain veto and voting rights to us at the shareholders’ and the board of directors’ levels.

The Settlement Agreement shall remain in effect until the term of our concession title expire, unless the parties mutually agree to renew the Settlement Agreement beyond the expiration of our concession title. The Settlement Agreement may be terminated earlier upon delivery by us of a notice to the Ferromex Parties indicating any breach by the Ferromex Parties of any of their respective obligations under the Settlement Agreement. Notwithstanding, the settlement and termination of the Settlement Procedures shall not be subject to rescission or termination.

The Settlement Agreement may be terminated, at our option, before the stipulated term if Ferromex is sold or if we transfer, directly or indirectly, our Concession under our concession title. A change in control of us or our affiliates, however, shall not be a cause for termination. Likewise, the Settlement Agreement will terminate three years after Ferromex and Ferrosur cease to be under the common control of one person or group of persons acting jointly or in agreement to adopt coordinated resolutions (“Common Control”). Notwithstanding, if for any reason Ferromex and Ferrosur are under Common Control within five years after the Settlement Agreement is terminated due to Ferromex and Ferrosur ceasing to be under Common Control, the Settlement Agreement would automatically be reinstated.

In November 2005, Ferromex acquired control of and merged with Ferrosur creating Mexico’s largest railway, though such merger has been previously rejected by COFECO. If the COFECO does not authorize the merger of Ferromex and Ferrosur, the Settlement Agreement will be terminated twelve months after the relevant resolution of the Governmental Authority is issued or when the unwinding is effective, whichever is later. On May 12, 2010, the Administrative and Fiscal Federal Court annulled the decision of COFECO and approved the merger between Ferromex and Ferrosur. COFECO has the right to challenge the court decision once it is notified.

Trackage Rights Settlement Agreement with Ferromex. Our operations are subject to certain trackage rights, switching rights, and interline services with Ferromex. We and Ferromex entered into a Trackage Rights, Switching and Interline Settlement Agreement, dated February 9, 2010 (the “Trackage Rights Agreement”). Pursuant to the Trackage Rights Agreement, the parties terminated, in a definitive and irrevocable manner, all actions and procedures regarding: (a) rates applicable to trackage rights, switching and interlinear services from January 1, 2009 onward, but not regarding the applicable rates before January 1, 2009 or the amounts owed by the parties to one another prior to the execution of the Trackage Rights Agreement; (b) the scope of certain trackage rights in

Monterrey, Nuevo León, Guadalajara, Jalisco and Altamira, Tamaulipas, the Long Trackage Rights and Aguascalientes; and (c) court costs, as well as any other directly-related issue or dispute that arises from, is related in any manner directly or indirectly with, the terms and conditions and/or scope of such mandatory trackage and/or switching rights or that arises by reason of the definition of trackage rights (the “Settlement Controversies”). The parties waived their rights to any future actions derived from or related to the Settlement Controversies. Further, we and Ferromex set the rates applicable for January 1, 2009 for each party for the use of the other party’s trackage. The retroactive application of these rates to January 1, 2009 did not have a material impact on our results of operations.

Explicitly excluded from the scope and purpose of the Trackage Rights Agreement are all procedures, disputes, lawsuits, remedies, appeals and disagreements that were not expressly identified in the Trackage Rights Agreement, including without limitation, the disputes, claims and lawsuits that relate to the determination of rates for mandatory trackage and/or switching rights and for interconnection and/or terminal services, accrued prior to January 1, 2009, as well as the disputes among the parties regarding amounts payable to one another for trackage rights, interline services and switching services, that are currently being disputed by both parties at the Federal Court of Fiscal and Administrative Justice. Furthermore, the parties did not settle or agree to settle any other trackage and switching rights not specifically mentioned in the Trackage Rights Agreement.

The Trackage Rights Agreement will remain in effect until the term of the concession title of Ferromex or our concession title expire, unless the parties mutually agree to renew the Trackage Rights Agreement beyond the expiration of either party’s concession title. The Trackage Rights Agreement may be terminated, at our option, before the stipulated term if Ferromex is sold or if it transfers, directly or indirectly, its concession under its concession title. A change in control of us or our affiliates, however, is not a cause for termination.

Certain Disputes with Ferromex. Our operations are subject to certain trackage rights, haulage rights, and interline services (the “Services”) with Ferromex. Other than the rates to be charged pursuant to the Trackage Rights Agreement, dated February 9, 2010, between us and Ferromex, the rates payable for these services have not been agreed upon by us and Ferromex for the periods beginning in 1998 through December 31, 2008. If we cannot reach an agreement with Ferromex for rates applicable for services prior to January 1, 2009 which are not subject to the Trackage Rights Agreement, the SCT is entitled to set the rates in accordance with Mexican law and regulations. We and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that we and Ferromex should pay each other in connection with the services. The SCT issued rulings in 2002 and 2008 setting the rates for the services and both we and Ferromex challenged these rulings.

In addition, we are currently involved in judicial, civil and administrative proceedings and negotiations with Ferromex regarding the rates payable to each other for the Services for the periods prior to January 1, 2009. Although we and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the amounts recorded related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

SCT Sanction Proceedings. In April 2006, the SCT initiated proceedings against us, claiming that we had failed to make certain minimum capital investments projected for 2004 and 2005 under our five-year business plan filed with the SCT prior to our April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). We believe that we made capital expenditures exceeding the required amounts. We responded to the SCT by providing evidence in support of our investments and explaining why we believe sanctions are not appropriate. In May 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2004, in which the SCT resolved to impose no sanction. In June 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2005, in which the SCT determined that we had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. We have filed an action in the Mexican Administrative and Fiscal Federal Court challenging this ruling. We will have the right to challenge any adverse ruling.

In May 2008, the SCT initiated a proceeding against us, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer, alleging that we impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by us to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that we had engaged in the activities alleged, but imposed no sanction since this was the first time we had engaged in such activities. On May 6, 2009, we challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to us of new proceedings against us, claiming, among other things, that we refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location. On August 13, 2008, we filed a response to the SCT. On July 15, 2010, the SCT resolved to consolidate these six sanctioning proceedings into a single proceeding, determining that the actions that motivated the underlying claims constitute a single occasion. On August 19, 2010 Ferromex filed an appeal which we consider it without merit. Management believes that even if we were to be found liable, a single sanction would be imposed and could be challenged in the Administrative and Fiscal Federal Court. A single sanction would more likely decrease the severity of any penalties levied against us as a consequence thereof and makes it more likely that any unfavorable resolution will not have a material impact on our results of operations.

We believe we have defenses to the imposition of sanctions for the forgoing proceedings and intend to vigorously contest these allegations. We do not believe that these SCT proceedings will have a material adverse effect on our results of operations or financial condition. However, if we are ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, we could be subject to possible future SCT action seeking revocation of the Concession.

Disputes Relating to the Provision of Services to a Mexican Subsidiary of a Large U.S. Auto Manufacturer. We are involved in several disputes related to providing service to the Auto Manufacturer. In March 2008, the Auto Manufacturer filed an arbitration suit against us under a contract for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. Among other claims, the Auto Manufacturer claimed that the contract was implicitly extended and continued in effect beyond its stated termination date. The Auto Manufacturer is seeking a declaration by the arbitrator that the rates being assessed by us are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. The Auto Manufacturer has also filed counterclaims against us related to other terms and conditions under the contract. We claim that the contract did in fact expire on our stated termination date, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, we filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and our rates. The arbitration was divided in two phases. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. As of the date of this filing, the second phase of the arbitration proceeding, regarding the claim that the rates assessed by us are discriminatory and the other disputed issues, are in the evidentiary stage and have not been resolved. Management believes the final resolution of these claims will not have any material impact on our results of operations.

Credit Risk. We continually monitor risks related to the downturn in the economy and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of our receivables and operating results. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded reserves for uncollectability based on our best estimate at June 30, 2010.

Income Tax. Tax returns filed in Mexico from 2003 through the current year remain open to examination by the taxing authority in Mexico. The 2003 through 2005 tax returns are currently under examination. We received an audit assessment for the year ended December 31, 2003, from Servicio de Administracion Tributaria (the “SAT”), the Mexican equivalent of the Internal Revenue Service. We filed our response to this assessment on March 8, 2010. We believe that it will resolve this audit in the ongoing negotiations or will prevail if litigated. We believe that an adequate provision has been made for any adjustment (tax and interest) that will be due for all open years. However, an unexpected adverse resolution could have a material effect on the results of operations in a particular quarter or fiscal year.

MANAGEMENT

Board of Directors of KCSM

Our estatutos sociales (Bylaws) provide that our Board of Directors shall consist of a minimum of three directors and three alternates and a maximum of seven directors and seven alternates. Our Board of Directors is responsible for the management of KCSM.

Our current members of the Board of Directors are as follows:

Name	Year of Appointment	Position Held	Age
Michael R. Haverty	1997	Chairman of the Board	66
David L. Starling	2009	Director	60
David R. Ebbrecht	2009	Director	44
Patrick J. Ottensmeyer	2006	Director	53
Larry M. Lawrence	2005	Director	48

The current alternate directors of KCSM are Brian P. Banks, John E. Derry, Carl Harrison, William H. Galligan and Edward Scott. The Board of Directors currently has one Director and two alternate Director positions vacant.

Michael R. Haverty was elected as Director in 1997 and as Chairman of the Board of Directors in 2005. On August 1, 2010, Mr. Haverty was appointed Executive Chairman of KCS. Since 1995, he has served as a Director of KCS and served as a President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of KCSM. Mr. Haverty has served as a Director of The Panama Canal Railway Company (“PCRC”), an affiliate of KCS, since 1996 and as Co-Chairman of the Board of Directors of that company since 1999. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

Mr. Haverty has led KCS’s rail operations since 1995. He came to KCS with extensive executive experience in the management of rail operations. Mr. Haverty also has strong experience in corporate finance, managing capital intensive organizations, international business, government and international relations, relations with the Mexican government and strategic planning.

David L. Starling was elected as a Director in 2009. In August 2010, Mr. Starling was appointed President and Chief Executive Officer of KCS. Mr. Starling served as President and Chief Operating Officer of KCS from July 1, 2008 to July 31, 2010. Mr. Starling has served as Vice Chairman of the Board of Directors of PCRC, an affiliate of KCS, since July 2008. Prior to joining KCS, Mr. Starling served as President and Director General of PCRC from 1999 through June 2008. From 1988 through 1999, Mr. Starling served in various leadership positions for American President Lines including most recently Vice President Central Asia responsible for China, Taiwan.

Mr. Starling has extensive executive experience in the North American rail industry and in intermodal and global shipping logistics. Mr. Starling has significant rail operations leadership experience developed in his job as President and Director General of PCRC, where he supervised the reconstruction and subsequent operation of the company.

David R. Ebbrecht was elected as a Director in September 2009. Mr. Ebbrecht was appointed Senior Vice President — Operations in August 2009. Mr. Ebbrecht served as Vice President Transportation for KCSR from March 2008 until recently being appointed to his current position. Mr. Ebbrecht has been in a variety of operating positions with KCS since 2001 and include the following: General Director System Transportation Center, General Superintendent Network Operations, AVP International Material Logistics, AVP International Business Development, and AVP Network Operations. Prior to joining KCS in 2001, Mr. Ebbrecht served at CSX Transportation where he was a Director of Train Operations/Division Superintendent, District Superintendent, and Locomotive Maintenance Plant Manager.

Mr. Ebbrecht has extensive leadership experience in rail operations and broad familiarity with rail operations in Mexico. He is also experienced in international logistics and business development.

Patrick J. Ottensmeyer was elected as Director in 2006. Mr. Ottensmeyer has served as Executive Vice President Sales and Marketing of KCS since October 2008. Mr. Ottensmeyer joined KCS in May 2006 as Executive Vice President and Chief Financial

Officer of KCS and as our Chief Financial Officer. Prior to joining KCS, Mr. Ottensmeyer served as Chief Financial Officer of Intranasal Therapeutics, Inc., from 2001 to May 2006. From 2000 to 2001, he served as Corporate Vice President Finance and Treasurer of Dade-Behring Holdings, Inc. From 1993 to 1999, Mr. Ottensmeyer served as Vice President Finance and Treasurer at Burlington Northern Santa Fe Corporation, BNSF Railway and their predecessor companies.

Mr. Ottensmeyer has significant business experience and knowledge of the financial and marketing aspects of the rail industry. He is also very experienced with cross-border rail operations.

Larry M. Lawrence was elected as Director in 2005. Mr. Lawrence has served as Executive Vice President and Assistant to the Chairman since 2007. Mr. Lawrence served as Senior Vice President and Assistant to Chairman-Strategies and Staff Studies of KCS from January 2006 to September 2007. Mr. Lawrence served as Assistant to CEO-Staff Studies and Planning of KCS from November 2001 until December 2005. Prior to joining KCS in 2001, Mr. Lawrence was a strategy consultant for 15 years with McKinsey and Co., A. T. Kearney and KPMG LLP.

Mr. Lawrence has extensive leadership experience in rail strategy development. He has broad familiarity with rail operations in the United States and Mexico and operational coordination among railroads.

On November 21, 2007, the shareholders elected our directors for an indefinite term. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders’ meeting.

Executive Officers of KCSM

Our executive officers serve at the discretion of our Board of Directors. Our current executive officers and their titles are as follows:

Name	Year of Appointment	Position Held	Age
José Guillermo Zozaya Delano	2006	President and Executive Representative	58
Michael W. Upchurch	2008	Chief Financial Officer	49
Mary K. Stadler	2009	Chief Accounting Officer	51
Paul J. Weyandt	2006	Treasurer	57
Guillermo Ernesto Palacios Chávez	2006	Labor Relations Director	54
Oscar Augusto Del Cueto Cuevas	2009	Vice President — Operations	44
Cesar Alfredo Polack Belaunde	2003	Vice President — Engineering	55
William J. Wochner	2007	General Counsel	63
David W. Eaton	2005	Senior Vice — President Sales and Marketing	43

José Guillermo Zozaya Delano, President and Executive Representative, has been serving us since April 20, 2006. Mr. Zozaya has 35 years of experience in law and government relations, most recently as the legal and government relations director for ExxonMobil México, S.A. de C.V., where he spent the last nine years. He has extensive experience in mergers and acquisitions, contracts and assisting multinational organizations develop their business through government relations.

Michael W. Upchurch, Chief Financial Officer, was appointed our Chief Financial Officer on October 16, 2008. Mr. Upchurch has served as Executive Vice President and Chief Financial Officer of KCS since October 2008. Mr. Upchurch joined The Kansas City Southern Railway Company in March 2008 as Senior Vice President Purchasing and Financial Management. Prior to joining KCS, Mr. Upchurch served as Senior Vice President Finance of Red Development LLC, from December 2007 through February 2008. From September 2006 through December 2007, Mr. Upchurch worked as an independent consultant providing financial consulting services. From 1990 through September 2006, Mr. Upchurch served in various senior financial leadership positions at Sprint Nextel Corporation and its predecessor, Sprint Corporation, including Senior Vice President Financial Operations, Senior Vice President Finance Sprint Business Solutions and Senior Vice President Finance Long Distance Division.

Mary K. Stadler, Chief Accounting Officer, was appointed Chief Accounting Officer on March 2, 2009, and acts as our principal accounting officer. Ms. Stadler has served as Senior Vice President and Chief Accounting Officer of KCS since March 2009. From April 1990 through August 2008, Ms. Stadler served in various finance leadership positions at Sprint Nextel Corporation and its predecessor, Sprint Corporation, including Vice President — Finance Operations and most recently served as its Vice President — Assistant Controller.

Paul J. Weyandt, Treasurer, was appointed our Treasurer in December 2006. Prior to that, Mr. Weyandt served as Interim Treasurer beginning in December 2005. Mr. Weyandt has served as Senior Vice President-Finance and Treasurer of KCS and KCSR since April 2005. He served as Vice President and Treasurer of KCS and of KCSR from September 2001 until March 2005. Before joining KCS, Mr. Weyandt was a consultant to the Structured Finance Group of GE Capital Corporation from May 2001 to September 2001. Prior to that, Mr. Weyandt spent 23 years with BNSF Railway, most recently as Assistant Vice President Finance and Assistant Treasurer.

Guillermo Ernesto Palacios Chavez, Labor Relations Director, joined us in June 1997. Mr. Palacios was promoted to Labor Relations Director in April 2005. He worked for Ferrocarriles Nacionales de México, S.A. de C.V. from 1993 to 1997, and participated in the opening of the private investment of the Mexican railroad system and the segmentation and forming of the companies that would receive the corresponding Concessions from the Federal Government.

Oscar Augusto Del Cueto Cuevas, Vice President — Operations, was appointed Vice President — Operations in August 2009. Mr. Del Cueto served as our Vice President — Transportation from October 2007 to August 2009. Before his appointment, Mr. Del Cueto occupied several positions within KCSM. Mr. Del Cueto has over 19 years of railroad expertise. Prior to joining us, Mr. Del Cueto worked for Ferrocarriles Nacionales de Mexico, S.A. de C.V. from 1990 to 1997. He participated in a railway management program at Michigan University and he also holds a communication degree from a Mexican University.

Cesar Alfredo Polack Belaunde, Vice President — Engineering, joined us in April 2003. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the United States. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A. de C.V., participating in power and industrial projects in Mexico, Ecuador and Chile.

William J. Wochner, General Counsel, was appointed as our General Counsel in May 2007. Mr. Wochner has served as Senior Vice President and Chief Legal Officer of KCS and KCSR since February 2007. Mr. Wochner served as Vice President and Interim General Counsel of KCS and KCSR from December 2006 to January 2007. From September 2006 to December 2006, Mr. Wochner served as Vice President and Associate General Counsel of KCS and KCSR. From March 2005 to September 2006, Mr. Wochner served as Vice President, Sales and Marketing/Contracts for KCSR. From February 1993 to March 2005, Mr. Wochner served as Vice President and General Solicitor of KCSR.

David W. Eaton, Senior Vice — President Sales and Marketing, was appointed Senior Vice — President Sales and Marketing on November 1, 2009. Mr. Eaton joined us in August 2005, as Vice President for Corporate Affairs, and in March 2008 he was appointed Vice President for Corporate Affairs and Right of Way Protection. Mr. Eaton is a member of the Board of Directors of the American Chamber of Commerce-Monterrey division and Chairman of the AmCham International Trade Committee. Mr. Eaton is a graduate of the University of Arizona College of Law and holds a masters degree in commercial law from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Before joining us, Mr. Eaton was the managing partner of Monterrey Business Consultants and a tenured professor of international business at the Instituto Tecnológico y de Estudios Superiores de Monterrey.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation and Organization Committee (the “KCS Compensation Committee”) of our ultimate parent, KCS, is responsible for establishing our executive compensation policies and overseeing our executive compensation practices. The KCS Compensation Committee is comprised solely of directors who do not serve as executive officers of KCS or any of its subsidiaries, who we refer to as the “Non-Management Directors” of KCS, each of whom meets the independence requirements of the New York Stock Exchange (“NYSE”), qualifies as an outside director under Section 162(m) of the United States’ Internal Revenue Code of 1986, as amended, and is considered a non-employee director under Rule 16b-3 under the Exchange Act. The KCS Compensation Committee works with the human resources department of KCSM to implement the executive compensation policies and comply with Mexican labor law and custom.

All of the members of the KCSM Board of Directors, including the Chairman, and our Chief Financial Officer are solely compensated by our affiliate, KCSR. Except for Larry M. Lawrence and David R. Ebbrecht, disclosure of these individuals’ compensation may be reviewed in KCS’s 2010 Proxy Statement filed with the SEC on March 30, 2010. No officer or director of KCS or KCSR received additional compensation for his or her service as a director or officer of KCSM. No additional information relating to our directors’ or our Chief Financial Officer’s compensation is disclosed in this prospectus.

The creation of stockholder value is the most important responsibility of our Board of Directors and executive officers. With KCS’s acquisition of the controlling interest in KCSM on April 1, 2005, KCS and its subsidiaries, including KCSM, own and operate a coordinated end-to-end railway linking vital commercial and industrial centers in the United States and Mexico. We aim to operate a rapidly growing, highly profitable, long-haul, cross-border railway network. Our executives will be required to execute consistently, efficiently, and well in order to realize our goal of consistently delivering exceptional service to our customers and increasing stockholder value. The KCS Compensation Committee believes our compensation practices and programs are appropriately designed to incent our executives to meet this goal and to hold them accountable for our performance, with the ultimate objective of promoting long-term KCS stockholder value and enhancing the strength of KCS and its subsidiaries in the North American surface transportation industry.

Role of Compensation Consultant

For assistance in fulfilling its responsibilities, the KCS Compensation Committee retained Towers Watson, an independent compensation consulting firm (the “Independent Consultant”), to review and independently assess various aspects of our compensation programs, including the compensation of individuals serving as executives of KCSM, and to advise the KCS Compensation Committee in making its executive compensation decisions for 2009. The Independent Consultant is engaged by and reports directly to the KCS Compensation Committee and has been retained again for 2010. The Independent Consultant’s role in 2009 was to provide market data, including market trend data, to the KCS Compensation Committee, to advise the KCS Compensation Committee regarding KCS’s executive compensation, including the compensation of the KCSM Named Executive Officers, relative to the market data, and to make recommendations to the KCS Compensation Committee regarding compensation structure and components. The KCS Compensation Committee may or may not adopt the Independent Consultant’s recommendations. Typically, the KCS Compensation Committee considers internal factors, such as individual performance and Company strategy, in addition to the Independent Consultant’s recommendations.

Specifically, in 2009, the Independent Consultant:

•	analyzed the competitiveness of compensation provided to KCSM’s executives;

•	assisted with developing a peer group of companies to facilitate benchmarking and appropriate comparisons (as detailed below);

•	assisted with administering the 2007-2009 long-term incentive program (“2007-2009 LTI”) and grant guidelines;

•	provided detail regarding current executive compensation trends;

•	reviewed the KCS Annual Incentive Plan (“AIP”) as applied to senior and executive management of KCSR and KCSM;

•	assisted with the development of the 2010 long-term incentive program (the “2010 LTI”) and grant guidelines; and

•	assisted with determining appropriate compensation for newly hired and promoted executives.

Peer Competitive Market Group

General industry companies in Towers Watson’s Mexico Compensation Database were used to benchmark compensation for KCSM executives. General industry data are used instead of industry-specific data because of insufficient transportation industry participants in Mexico. Market data were size adjusted based on the revenue responsibility of the executives. The general industry companies used to benchmark KCSM salaries consisted of the following companies, all of which had revenues in 2009 between $388 million and $2.2 billion:

• Cemex	• Grupo Alfa	• Pepsico de México
• Coca-Cola Femsa	• Grupo KUO	• Pfizer México, S.A.de C.V.
• Gamesa	• Hewlett Packard	• Procter & Gamble
• Glaxo SmithKline	• IBM de México	• Sabritas
• GRUMA	• Kellogg	• Smurfit Carton y Papel de México, S.A. de C.V.
• Maseca

For KCSM, base salaries were targeted at about the 50th percentile of the local country market data. Annual and long-term incentive targets for KCSM’s Named Executive Officers (as defined elsewhere in this prospectus) are set in the same manner as the target awards for KCSM executives who fall within the same salary grade. Because these target awards are intended to approximate the 50th percentile of the U.S. market, the target award may be above the market median practice in Mexico. The KCS Compensation Committee has not identified a targeted market position for perquisites or benefits for KCSM’s executive officers. However, as described in more detail below, we provide perquisites to the KCSM officers, including the “Named Executive Officers,” defined below, consistent with applicable law and general practice in Mexico.

Philosophy

In August 2009, the KCS Compensation Committee adopted a revised executive compensation philosophy consisting of the following elements:

Market competitive positioning

•

Base salary — The KCS Compensation Committee seeks to provide competitive levels of fixed compensation that reflect our executives’ respective job scopes and responsibilities. The base salary is intended to provide a regular base income for an executive, commensurate with his or her position and to reward the acquisition of critical skills and competencies. On average, the KCS Compensation Committee seeks to pay executives a base salary that is at about the local country market 50th percentile, subject to incumbent-specific and internal equity/value considerations.

•	Target annual incentive award opportunities — Target annual incentive awards for executives based in Mexico may be above the market median practice in Mexico.

Role of incentive compensation

•

Annual Incentives — The purpose of our annual cash incentive awards is to motivate and reward the achievement of predetermined company financial goals that are based on the needs of the business. Annual incentive program awards for Named Executive Officers are awarded based on achievement of KCS company-wide performance measures that are designed to provide target awards for year-over-year financial improvement. Annual incentive payments to our Named Executive Officers in respect of statutory profit sharing.

•

Long-Term Incentives — Our long-term incentives are designed to encourage executive retention, align the interests of our executives with those of KCS’s stockholders, facilitate executive stock ownership and reward the achievement of long-term financial goals of KCS and its subsidiaries, including KCSM.

The KCS Compensation Committee believes our executive compensation program will achieve the following objectives:

•	Facilitate the attraction and retention of highly-qualified executives;

•	Motivate our executives to achieve our operating and strategic goals;

•	Align our executives’ interests with those of KCS’s stockholders by rewarding them in accordance with the creation of KCS stockholder value; and

•	Deliver executive compensation in a responsible and cost-effective manner.

Elements Of Compensation

The primary elements of our 2009 executive officer compensation package are described below.

Compensation Element	Purpose	Characteristic
Base Salary	To provide a fixed element of pay for an individual’s primary duties and responsibilities.	Base salaries are reviewed annually and are set based on competitiveness versus the external local country market, and internal equity considerations.
Annual Incentive	To encourage and reward the achievement of specified financial goals on an annual basis.	Performance-based cash award opportunity; amount earned is based on actual results relative to pre-determined goals. Target incentive award payouts are set at approximately the market 50th percentile.
Statutory Profit Sharing	To reward the achievement of positive statutory income, calculated in accordance with Mexican law.	Statutorily required cash award opportunity.
Restricted Stock	To align the executives’ interests with those of KCS investors (via creation of stockholder value), to encourage KCS stock ownership, and to provide an incentive for retention.	Service-based long-term incentive opportunity; award value depends on KCS share price.
Performance Stock	To reward performance related to achievement of pre-determined financial goals, to align the executives’ interests with those of KCS investors (via creation of stockholder value), to encourage KCS stock ownership, and to provide an incentive for retention.

Performance shares are earned on a pro rata basis, conditioned upon achievement of predetermined one-, two- and three-year performance goals. The earned performance share awards will not vest or be delivered until the end of the three-year program period. Award value depends on KCS share price.

Stock Options	To facilitate the attraction and stockholder alignment of new hires and promoted executives, and to provide a retention incentive for other executives.	Performance based long-term incentive opportunity; amounts realized are dependent upon share price appreciation.
Perquisites	To provide perquisites to KCSM’s executives as required by Mexican law and typically provided by companies against which we compete for executive talent.

Consistent with perquisite practices in the United States or Mexico generally, as the executive is classified. In Mexico, we provide the following perquisites: (1) annual Christmas bonus, (2) vacation and vacation premium payments, (3) food stipend, (4) automotive allocation or leased company car, (5) gasoline coupons, (6) 100% of the executive’s share of social security fees, and (7) a limited reimbursement of expenses for financial planning services in accordance with the KCS Financial Planning Reimbursement Policy.

Benefits	To provide for basic life and disability insurance, medical coverage, and retirement income.	KCSM provides a basic amount of group life insurance coverage and matches executives’ contributions into a savings fund up to certain legal limits.

Details regarding these elements, as well as other components and considerations of our executive compensation strategy, are set forth below.

Compensation Determination and Implementation

The KCS Compensation Committee uses benchmark analyses of our peer companies, internal pay equity analyses and other tools in setting the compensation of senior management on an annual basis. In addition, the KCS Compensation Committee periodically utilizes tally sheets to review overall compensation packages. The KCS Compensation Committee uses executive compensation analyses prepared by the Independent Consultant to confirm that the compensation packages for KCS’s executives, including KCSM’s Named Executive Officers are in line with the compensation philosophy adopted by the KCS Compensation Committee.

Pay packages for the top executives are recommended by the Chairman of our Board of Directors to the KCS Compensation Committee early each year. Our Chairman and the KCS Compensation Committee, with the advice of the Independent Consultant, consider competitive market data on salaries, target annual incentives and long-term incentives, as well as internal equity and each executive’s individual responsibility, salary grade, experience, and overall performance. The analysis of these factors is qualitative in nature, and the KCS Compensation Committee does not give any specific weighting to any of these factors. The KCS Compensation Committee reserves the right to materially change compensation for situations such as a material change in an executive’s responsibilities. The amount of compensation realized or potentially realizable by our executives does not directly impact the level at which future pay opportunities are set or the programs in which they participate.

The targeted total direct compensation levels for our executives are, generally, at the 50th percentile of observed local country market practices as determined by compensation surveys. Please see the “Compensation Committee Review of our Executive Compensation Program” for disclosure regarding where actual payments fall within targeted compensation levels.

A single award of restricted stock and performance stock covering a three-year period was issued to our Named Executive Officers under KCS’s long-term incentive program in January 2007 (see “Long-Term Incentives” for a more detailed discussion of this program). In addition, a one-time grant of restricted stock and stock options was issued to our Named Executive Officers under KCS’s new long-term incentive program adopted by the KCS Compensation Committee on March 1, 2010 following the expiration of the 2007-2009 LTI (see “Long-Term Incentives” for a more detailed discussion of the program).

Special one-time equity awards, generally in the form of stock options and/or restricted stock, may be granted to newly-hired executives and executives receiving promotions. The number of awards granted to newly-hired or promoted executives are recommended by the Chairman of our Board of Directors, with the advice of KCS’s Senior Vice President — Human Resources and the Independent Consultant, and set by the KCS Compensation Committee based on consideration of the competitive market and on similar factors used in determining awards to existing management.

The KCS Compensation Committee does not time stock option grants or other equity awards to our executives with the release of material non-public information relating to KCS, KCSM or any other subsidiary of KCS.

Base Salary

Our President and Executive Representative and the other KCSM officers for whom information is provided in the Management Compensation Tables in this prospectus (referred to herein as “Named Executive Officers”) are paid a base salary to provide a basic level of regular income for services rendered during the year. The KCS Compensation Committee, taking into account recommendations from the Chairman of our Board of Directors and advice from the Independent Consultant, determines the level of base salaries and annual adjustments, if any, for the Named Executive Officers and other senior executives for whom the KCS Compensation Committee has responsibility. Although the KCS Compensation Committee generally targets the 50th percentile of the peer group for the relevant country in setting base salary levels, actual executive salaries may vary from this targeted 50th percentile positioning as the KCS Compensation Committee considers each Named Executive Officer’s level of responsibility, experience, our performance, and internal equity considerations, as well as whether a Named Executive Officer’s individual performance was strong or weak. The KCS Compensation Committee exercises subjective judgment and varies the weightings of these factors with respect to each Named Executive Officer.

Given the state of the economy and its negative impact on our financial results, the Chairman of the KCSM Board of Directors recommended to the KCS Compensation Committee in early 2009 that the base salaries of all management employees of KCS and its subsidiaries, including the Named Executive Officers, be frozen at 2008 levels as a means to manage expenses. The Chairman also recommended that the management salary levels be reviewed mid-year 2009 in the event of a positive change in the state of the economy. The KCS Compensation Committee agreed with this recommendation and did not make any changes to management salaries, including the Named Executive Officers, in early 2009. The Chairman of the KCSM Board of Directors determined mid-year 2009 that the economic conditions had not improved sufficiently to provide base salary increases at that point. However, given a moderate improvement in the economy in the third quarter and the excellent cost and operational management by KCS and its subsidiaries, including KCSM, in the negative economic climate, the Chairman recommended to the KCS Compensation Committee in October 2009 that the base salaries of all management employees in Mexico, including those of the Named Executive Officers, be increased by 2%. The KCS Compensation Committee reviewed KCS’s consolidated financial results through the date of the request and discussed in detail with management the expense reduction and operational changes taken in light of the economic downturn, as well as the impact of such actions on KCS’s consolidated financial condition, and approved the base salary increase.

Annual Incentive Awards

In February 2009, the KCS Compensation Committee approved the 2009 Annual Incentive Plan (the “2009 AIP”) model for our Named Executive Officers. In order for there to be any payout to our Named Executive Officers under the 2009 AIP, KCS was required to generate positive unadjusted free cash flow on a consolidated basis and achieve a consolidated operating ratio at least equal to its 2008 consolidated operating ratio of 78.9%. Unadjusted free cash flow is defined as cash flow from operations, less cash used for capital expenditures and other investment activities (including capital expenditures), less dividends paid.

The 2009 AIP model approved by the KCS Compensation Committee for our Named Executive Officers provided that if KCS generated positive unadjusted free cash flow on a consolidated basis and achieved a consolidated operating ratio of at least 78.9%, the amount of the AIP payments to our Named Executive Officers would be based solely on consolidated operating ratio of KCS on a consolidated basis at the level set forth below. The KCS Compensation Committee determined that in a bad economy it was extremely important for senior management of KCS and its subsidiaries to focus on managing cash and controlling operating expenses. Previously, the AIP performance goal was based on several metrics, including consolidated operating ratio. Positive unadjusted free cash flow was added as a metric and all other metrics other than consolidated operating ratio were removed as a result of the review of the AIP described below.

As part of its annual review of executive compensation of KCS and its subsidiaries, including KCSM, the KCS Compensation Committee directed the Independent Consultant in the fall of 2008 to conduct a thorough review of the KCS’s AIP as applied to KCS’s senior executive management. This plan is the primary annual incentive program covering senior executive management, which is the same group covered by other analyses conducted for KCS by the Independent Consultant. The study assessed the AIP in light of sound and logical compensation principles, consistency with current design practices at other major companies, and alignment with KCS’s own business objectives, talent management and compensation strategies.

Based on the Independent Consultant’s study, the Compensation Committee concluded that most aspects of the AIP were aligned not only with market practices, but also with the Company’s compensation philosophy for executives. The study noted several areas of ongoing focus for the Company and encouraged the Compensation Committee to pay particular attention to these design elements every year. The specific areas noted by the report included the number and mix of performance metrics covered under the AIP, as well as the relationship between these metrics and the performance metrics used in the Company’s long-term performance grants. The KCS Compensation Committee reviewed the results of the study, and reflected the conclusions in the design of the 2009 AIP.

Each Named Executive Officer was assigned incentive targets at the threshold, target and maximum incentive performance levels that were a percentage of the Named Executive Officer’s 2009 base salary, as follows:

Named Executive Officer	Threshold Performance Level	Target Performance Level	Maximum Performance Level
José Guillermo Zozaya Delano	30.0%	60%	120%
David Weiler Eaton	17.5%	35%	70%
Oscar Augusto del Cueto Cuevas	17.5%	35%	70%
Cesar Alfredo Polack	15.0%	30%	60%
Julio Quintero Martinez	17.5%	35%	70%

The target percentage assigned for each performance level depended on the executive’s salary grade and was set such that the amount of the potential payment would maintain the Named Executive Officer’s target total direct compensation at the approximate market 50th percentile level.

Following are the 2009 operating ratio incentive targets, as well as the percentage payout of the executive’s total incentive target for these metrics:

Performance Level	Consolidated Operating Ratio	Percentage Payout at Total Incentive Target
Threshold	78.9%	50%
Target	77.9%	100%
Maximum	76.9%	200%

For the year ended December 31, 2009, KCS had negative free cash flow on a consolidated basis and the consolidated operating ratio was 81.9%. As a result of the fact that KCS did not generate positive unadjusted free cash flow on a consolidated basis in 2009, the KCS Compensation Committee determined that the Named Executive Officers had not earned a 2009 AIP payment.

Each year, the KCS Compensation Committee will determine whether an annual cash incentive program will be adopted for that year and will establish participation, award opportunities and corresponding performance measures and goals, considering general market practices and its own subjective assessment of the effectiveness of such program in meeting its goals of motivating and rewarding KCS’s executives. See “2010 Annual Incentive Plan” for a discussion of the AIP model adopted for 2010.

2009 Bonus Payment

In late 2009, the Chairman of the KCSM Board of Directors proposed to the KCS Compensation Committee that it consider approving a discretionary bonus payment to all management employees of KCS and its subsidiaries, including KCSM, based on KCS’s consolidated performance in the second half of the year in the face of a weak economy. The Chairman also opined that he believed the payment of such a bonus would be a positive signal to employees and may help KCS and its subsidiaries retain quality, experienced employees who could seek other employment as the economy improves. The Chairman illustrated the cost management and operational changes made by KCS to improve the consolidated financial and operational results of KCS in the second half of the year including:

•	Reducing expenses including through the selective reduction of personnel;

•	Assumption of additional workloads by management employees as a result of personnel reductions;

•	Freezing salaries of management employees through three quarters of 2009 with a small percentage increase in the last quarter of 2009;

•	Elimination of management educational expense assistance in 2009;

•	Revisions to KCSM’s management relocation program to reduce the overall expenses of the program;

•	Discontinuing Sunday customer freight deliveries;

•	Reducing crew changes and overtime pay; and

•	Reducing casualty expenses.

The Chairman advised the Committee that he believed KCS’s consolidated financial and operating results in the first half of 2009 were caused primarily by the worldwide economic downturn resulting in a severe recession that very negatively affected financial results. The Chairman suggested that the KCS Compensation Committee base the discretionary bonus payment on the metrics established for the 2009 AIP measuring the consolidated results of KCS in the second half of 2009 against such metrics, and limiting the maximum payout to 50% of the target payment to reflect the fact that only the results for the second half of 2009 were being used to determine eligibility for a payment.

The KCS Compensation Committee agreed to consider approving such a payment following its review of KCS’S 2009 audited financial statements. The KCS Compensation Committee also engaged in discussion with management about the continued cost savings going forward as the economy improved and received assurance from management that it would work to avoid unnecessary expense increases as the economy improved. KCS achieved positive free cash flow in the second half of 2009 and an operating ratio of 77.8%. In addition, KCS’s stock price increased significantly during the second half of 2009. The KCS Compensation Committee considered these factors and authorized the discretionary bonus payment to all members of management, including the Named Executive Officers, on March 1, 2010.

The 2009 discretionary bonus payment amounts awarded to each Named Executive Officer are set forth in the “Bonus” column in the Summary Compensation Table.

If KCS’s financial results are restated after the payment of incentive awards to executives, the KCS Compensation Committee will review any repayment actions to be taken on a case-by-case basis.

Statutory Profit Sharing

Our Named Executive Officers (other than Mr. Zozaya) may be eligible to receive a statutory profit sharing (“PTU”) payment under Mexican law. The KCSM company-wide PTU payment is calculated as 10% of pre-tax income as modified by Mexican law. The maximum PTU payment that may be paid to any of our Named Executive Officers is equal to the maximum individual PTU payment made to our union employees. Currently, to the extent that a Named Executive Officer is eligible to receive a PTU payment and an AIP payment in the same year, the AIP payment amount is reduced by the amount of the PTU payment paid to such officer so that the Named Executive Officer receives the greater amount of PTU for which the officer is eligible or the amount of AIP for which the officer is eligible. The amount of each Named Executive Officer’s PTU payment for 2009 is included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

Long-Term Incentives

KCS 2008 Stock Option and Performance Award Plan (the “2008 Plan”). The purpose of the 2008 Plan is to allow employees, directors and consultants of KCS and its affiliates, including KCSM, to acquire or increase equity ownership in KCS. The 2008 Plan provides for the award of KCS stock options (including incentive stock options), KCS restricted shares, KCS restricted share units, KCS bonus shares, KCS stock appreciation rights (“SARs”), KCS limited stock appreciation rights (“LSARs”), KCS performance units and/or KCS performance shares to officers, directors and employees. Awards under the 2008 Plan are made in the discretion of the KCS Compensation Committee, which is empowered to determine the terms and conditions of each award. Specific awards may be granted singly or in combination with other awards. The 2008 Plan was approved by the stockholders of KCS on October 7, 2008 and replaced the KCS 1991 Amended and Restated Stock Option and Performance Award Plan (the “1991 Plan”), which ceased being used on October 14, 2008 with respect to the issuance of new awards. The purpose of the 1991 Plan and the types of awards provided for in the 1991 Plan were generally the same as the 2008 Plan. Awards granted under the 1991 Plan continue to be governed by that plan and their respective award agreements until vesting or expiration. The stock options and restricted share awards described in the Non-Management Director Compensation Table and Summary Compensation Table were awarded under the 1991 Plan or the 2008 Plan.

2007-2009 Executive Long-Term Incentive Program

Prior to March 2005, the KCS Compensation Committee relied on KCS stock option grants as the primary long-term incentive award vehicle for its executives. Starting with the March 2005 long-term incentive grants to executives, the KCS Compensation Committee adopted a strategy of awarding service-based KCS restricted shares as its sole long-term incentive award vehicle in an effort to enhance executive retention and increase executive KCS stock ownership. These awards vest at the completion of five years of service by the executive following the award grant.

In 2006, KCS’s Board of Directors and the KCS Compensation Committee expressed an interest in linking long-term incentive stock awards more closely to KCS performance in order to provide an incentive to executives to meet or exceed KCS’s long-term performance goals. We and KCS believe that stock-based long-term incentives serve to motivate executive officers to focus their efforts on activities that will enhance KCS stockholder value over the long term, thus aligning their interests with those of KCS’s stockholders.

Accordingly, on September 19, 2006, the KCS Compensation Committee adopted a new Executive Long-Term Incentive Grant program (the “2007-2009 LTI Program”). On January 17, 2007, pursuant to the terms of the 2007-2009 LTI Program, the KCS Compensation Committee granted KCS executives, including our Named Executive Officers, a stock grant comprised of KCS performance shares (60% weighting) and KCS restricted shares (40% weighting) to cover the performance period of 2007 through 2009. The KCS performance shares were earned yearly over the three-year period on a pro rata basis, conditioned upon continued employment and achievement of predetermined one-, two- and three-year performance goals. The earned performance share awards and restricted stock awards vested on January 17, 2010. The performance metrics in the 2007-2009 LTI Program were operating ratio (50% weighting), earnings before interest, taxes, depreciation and amortization (“EBITDA”) (25% weighting), and return on capital employed (“ROCE”) (25% weighting). ROCE is calculated by dividing (A) the sum of (i) net income before preferred dividends, (ii) interest and (iii) taxes, by (B) the difference between (i) total assets less (ii) current liabilities.

Based on the recommendations of KCS’s senior management, which based its recommendations on performance metrics contained in KCS’s long-term financial performance plan, the KCS Compensation Committee adopted the following performance goals as the performance metrics for the 2007-2009 performance periods for KCS and its subsidiaries (including KCSM):

Performance Level	Operating Ratio (50%)	EBITDA (25%)	ROCE (25%)	Earned Percentage of Incentive Target
2007
Threshold	79.99%	$500 million	7.9%	50%
Target	79.8%	$549 million	8.6%	100%
Maximum	78.5%	$649 million	10.1%	200%
2008
Threshold	Better of 2007 Operating Ratio Target (79.8%) or 2007 Actual Operating Ratio	Better of 2007 EBITDA Target ($549 million) or 2007 Actual EBITDA	Better of 2007 ROCE Target (8.6%) or 2007 Actual ROCE	0%
Target	78.5%	$649 million	10.1%	100%
Maximum	76.8%	$776 million	11.7%	200%
2009
Threshold	Better of 2008 Operating Ratio Target (78.5%) or 2008 Actual Operating Ratio	Better of 2008 EBITDA Target ($649 million) or 2008 Actual EBITDA	Better of 2008 ROCE Target (10.1%) or 2008 Actual ROCE	0%
Target	76.8%	$776 million	11.7%	100%
Maximum	75.4%	$921 million	13.4%	200%

Following are KCS’s performance metric results after taking into account certain KCS -specific adjustments for 2007, 2008 and 2009, as well as the percentage of KCS performance shares earned for each year based on such results:

Year	Operating Ratio (50%)	EBITDA (25%)	ROCE (25%)	Percentage of Performance Shares Earned
2007	79.2%	$533.2 million	8.7%	120.2%
2008	78.9%	$565.9 million	8.694%	61.7%
2009	81.9%	$457.0 million	5.5%	—%

2010 Executive Long-Term Incentive Program

During 2009, the KCS Compensation Committee and management began to develop a new long-term incentive plan to replace the 2007-2009 LTI Program following its expiration in early 2010 (the “2010 LTI Program”). The Independent Consultant was engaged to assist in the process, including performing interviews with each member of the KCS Compensation Committee and with members of senior management, to help the KCS Compensation Committee develop guiding principles, and to provide input and design alternatives for the KCS Compensation Committee’s consideration.

Following discussions with KCS Compensation Committee members and management, several guiding principles were outlined to help guide the development of the 2010 LTI Program. Specifically, KCS concluded that the 2010 LTI Program should:

•	Motivate sustained improvement in the KCS’S consolidated operating performance;

•	Support execution of KCS’s long-term business strategy;

•	Provide a balanced program based on performance, share price leverage and employee retention;

•	Maintain flexibility to dovetail with other talent management tools of KCS;

•	Maintain KCS’s external competitiveness; and

•	Be simple and transparent.

Consistent with these principles, KCS articulated a desire to focus the 2010 LTI Program on retention and performance-based upside potential. Management of KCS suggested that the 2010 LTI Program should be a one-year program, rather than a multi-year program, because the economic climate made it difficult to determine longer-term strategic goals with any level of certainty. Further, management suggested that KCS return to a multi-year long-term incentive program starting in 2011.

On March 1, 2010, the KCS Compensation Committee approved the 2010 LTI Program, which is comprised of a one-time grant of non-incentive KCS stock option awards (50%) and KCS restricted stock (50%). Each of the stock option awards and the restricted stock awards become fully-vested at the end of the three-year period following the grant date of March 1, 2010.

To provide a further incentive to management to increase KCS’s stock price, the KCS Compensation Committee included a vesting accelerator for each type of award, stipulating that the option awards may become exercisable early, and the restricted stock awards may vest early, in three tranches for each 10% compounded increase in KCS’s stock price over the fair market value of the KCS common stock on the grant date of the awards. In order to vest early, the KCS stock price must remain at the increased level for 30 consecutive trading days. The option exercise price is the fair market value of KCS’s common stock as defined in the 2008 Plan, which is the closing market price of the stock as reported by the New York Stock Exchange on the date of grant, which on March 1, 2010 was $35.41 per share. Based on this price, the awards will vest early as follows:

Portion of Stock Options That Become Cumulatively Exercisable and Restricted Stock That Becomes Cumulatively Vested	Target Share Price Goal — 30 Consecutive Trading Days
1/3 of Total Options/Shares Awarded	$38.95
1/3 of Total Options/Shares Awarded	$42.85
1/3 of Total Options/Shares Awarded	$47.14

The following awards were granted to the Named Executive Officers under the 2010 LTI Program:

Name	Number of Non-Incentive Stock Options Granted Under the 2010 LTI Program	Number of Shares of Restricted Stock Granted Under the 2010 LTI Program
José Guillermo Zozaya Delano	13,700	6,500
David Weiler Eaton	2,000	1,000
Oscar Augusto del Cueto Cuevas	2,000	1,000
Cesar Alfredo Polack Belaunde	1,050	500
Julio Quintero Martinez(a)	—	—

(a)	Mr. Quintero resigned his position with KCSM on March 2, 2010, and as such did not receive a grant under the 2010 LTI Program.

Perquisites

Consistent with applicable law and perquisite practices in Mexico generally, we provide the following perquisites to our Named Executive Officers based in Mexico: (1) annual Christmas bonus equal to 30 days of wages or salary (Mexican law requires an annual Christmas bonus equal to at least 15 days of wages or salary), (2) vacation and vacation premium payments of 50% (Mexican law requires a vacation premium of at least 25%), (3) food stipend (up to a maximum of 1,747 Mexican pesos per month under Mexican law), (4) automotive allocations or use of a leased company car (and maintenance for the leased car), (5) gasoline coupons, (6) 100% payment of the employee’s social security fees and (7) a limited reimbursement of expenses for financial planning services in accordance with the KCS Financial Planning Reimbursement Policy. The annual Christmas bonus is a payment in the amount equal to one month’s salary, prorated based on time with the Company. Executives based in Mexico have a number of vacation days as set forth in their respective employment agreements and a corresponding vacation premium equal to 50% of their earned vacation days, generally paid on or around their annual anniversary date, in accordance with the Company’s payroll policy.

For all executives, we provide an annual physical exam through our medical plan. Also, spouses of our Mexico executives may at times travel with the executives on chartered or commercial flights to the extent the spouse’s presence is required and/or requested for a business event. Executives may also use the services of their administrative assistants for limited personal matters.

We also reimburse financial counseling expense for our Named Executive Officers up to a stated limit. The maximum amount of the annual reimbursement under this program for our Named Executive Officers is $5,000.

The KCS Compensation Committee believes these perquisites are conservative, but reasonable and consistent with our overall compensation program, industry practice and applicable law, and better enable KCSM to attract and retain high-performing employees for key positions. The KCS Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our Named Executive Officers. The KCS Compensation Committee does not plan to materially increase the perquisites currently provided, subject to requirements under Mexican law.

Benefits

We provide certain benefit programs that are designed to be competitive within the marketplace from which we recruit our employees. The majority of employee benefits provided to our Named Executive Officers are offered through broad-based plans available to our management employees generally.

We provide accident, medical and life insurance for our Named Executive Officers. Each of our Named Executive Officers may contribute to a savings fund the greater of 13% of the officer’s base salary or Ps. 2,078 monthly (the legal maximum). We make a matching contribution to each such Named Executive Officer’s savings fund. In addition, we are required under Mexican law to make certain severance payments to any employee (including a Named Executive Officer) who is terminated without cause. See “Severance Compensation” for a more detailed discussion of these payments.

Pay Mix

The percentage of a Named Executive Officer’s total compensation that is comprised by each of the compensation elements is not specifically determined, but instead is a result of the targeted competitive positioning for each element (i.e., local country market 50th percentile for base salaries, U.S. market 50th percentile for annual incentives, and long-term incentives and below market median for perquisites and benefits, except as may be required by applicable Mexican law). In 2009, the target pay mix for each of the Named Executive Officers was as follows:

Named Executive Officer	Base Salary (%)	Annual Incentive (%)	Long-Term Incentive (%)
José Guillermo Zozaya Delano	30.6%	18.4%	51.0%
David Weiler Eaton	64.1%	19.2%	16.7%
Oscar Augusto del Cueto Cuevas	55.5%	16.6%	27.9%
Cesar Alfredo Polack Belaunde	55.8%	16.7%	27.5%
Julio Quintero Martinez	54.5%	19.1%	26.4%

Executive Stock Ownership Guidelines

In 2006, we implemented stock ownership guidelines for our Named Executive Officers and other members of senior management, requiring the Named Executive Officers and other members of management to own a certain number of shares of KCS common stock. Under these guidelines, a fixed share approach is used, with the number of shares required for each executive determined by salary grade. The ownership requirement for each salary grade was calculated in 2006, in two steps:

•	First, a dollar value was calculated by multiplying a factor (ranging from 1 to 5) by the salary grade midpoint.

•

Second, this dollar amount was divided by the one-year average daily closing stock price (at the time the guidelines were established) to determine a “fixed” number of shares to serve as the ownership guideline going forward.

The employee stock ownership guidelines for the Named Executive Officers are as follows:

Named Executive Officer	Number of Shares Required	Value of Shares Required(a)
José Guillermo Zozaya Delano	38,700	$1,288,323
David Weiler Eaton	7,400	$246,346
Oscar Augusto del Cueto Cuevas	7,400	$246,346
Cesar Alfredo Polack Belaunde	5,900	$196,411
Julio Quintero Martinez	7,400	$246,346

(a)	Value of shares required is based on KCS’s closing stock price as of December 31, 2009.

The KCS Compensation Committee will periodically review the continued appropriateness of the fixed share ownership guidelines. Executives are given five years, commencing on the later of the date the guidelines were implemented or their start date, to meet the required share holdings. If an executive fails to timely comply with the ownership guidelines, then not less than 50% of any future annual incentives will be paid in restricted shares until compliance is achieved.

KCS shares that count in determining compliance with the stock ownership guidelines are shares beneficially owned by the executive, shares held by the executive in any KCS benefit plan, KCS restricted shares at the time of grant (even if not yet vested), KCS performance shares when earned (even if not yet vested), and shares issued and retained on exercise of KCS stock options.

Change in Control Benefits

Purpose. Various compensation arrangements provide for award and account vesting and separation pay for our Named Executive Officers upon a change in control (see the discussion of change in control triggers below) or the occurrence of certain events after a change in control. Please see “Potential Payments upon Termination of Employment or Change in Control” for a discussion of why the KCS Compensation Committee believes the current levels of post-employment termination compensation and benefits are appropriate and consistent with our compensation objectives. These arrangements are designed to:

•	preserve our ability to compete for executive talent;

•

provide stability during a change in control by encouraging executives to cooperate with and achieve a change in control of KCS approved by the KCS Board or a change in control of KCSM approved by the KCSM Board, without being distracted by the possibility of termination of employment or demotion after the change in control; and

•	encourage an acquirer to evaluate whether to retain our executives by making it more expensive to dismiss our executives rather than its own.

Please see “Potential Payments upon Termination of Employment or Change in Control” for a detailed discussion of our severance benefits.

Tax and Accounting Considerations

For executives based in Mexico, the KCS Compensation Committee considers certain Mexican tax and accounting issues when forming compensation packages.

Compensation Committee Review of our Executive Compensation Program

In early 2010, at the direction of the KCS Compensation Committee, the Independent Consultant performed a competitive executive compensation analysis to assess the competitiveness of the compensation of KCS’s executives, including KCSM’s Named Executive Officers. The results of this analysis were presented to the KCS Compensation Committee in March 2010. The Independent Consultant analyzed the market competitiveness of the following elements for each of the covered executive positions:

•	Base salary;

•	Target annual incentive award opportunity (award that may be earned for achieving expected annual performance results);

•	Target total cash compensation (salary plus target annual incentive award opportunity);

•	Annualized expected value of long-term incentive grants/awards (estimated value on date of grant); and

•	Target total direct compensation (target total cash compensation plus the annualized expected value of long-term incentive awards).

In performing the study, KCSM’s executive positions were initially “matched,” based on the Independent Consultant’s understanding of the positions’ primary duties and responsibilities, to similar positions in Towers Watson’s 2009 Executive Compensation Data Bank.

As stated above, the KCS Compensation Committee seeks to provide base salaries, target total cash and target total direct compensation that is on average consistent with median market (i.e., comparably-sized transportation and mature capital intensive companies) practices, recognizing internal equity and incumbent-specific considerations such as performance, future potential, and tenure with KCSM. Based on the findings of the study described above, the KCS Compensation Committee believes that our targeted executive compensation levels are “competitive” in aggregate, within a +/- 15% of the target market 50th percentile (i.e., 85% to 115% of target market 50th percentile).

The results of this study found that (i) our base salaries are, on average, aligned with approximately local country market 50th percentile levels; (ii) our target total cash compensation levels are on average within a competitive range around the Mexican market 50th percentile; (iii) our target annual incentive award opportunities, expressed as a percentage of salary, are, on average, aligned with the Mexican market 50th percentile level; and (iv) our target long-term incentive award opportunities, and resulting target total direct compensation levels, are, on average, consistent with Mexican market median practices. Results for individual incumbents varied. For the five Named Executive Officers as a group, average competitive positioning for base salary was 102%, and for total direct compensation, 127%.

2010 Annual Incentive Plan

In February 2010, the KCS Compensation Committee approved the 2010 Annual Incentive Plan (the “2010 AIP”) model for its executives, including our Named Executive Officers. In order for there to be any payout to our Named Executive Officers under the 2010 AIP, KCS must generate positive unadjusted free cash flow on a consolidated basis and KCS must achieve a consolidated operating ratio at least equal to 78.8%. Unadjusted free cash flow is defined as cash flow from operations, less cash used for capital expenditures and other investment activities (including capital expenditures), less dividends paid.

As with the 2009 AIP model, each Named Executive Officer is assigned incentive targets at the threshold, target and maximum incentive performance levels that are a percentage of the Named Executive Officer’s 2010 base salary. The target percentage assigned for each performance level depends on the executive’s salary grade and is set such that the amount of the potential payment would maintain the Named Executive Officer’s target total direct compensation at the approximate market 50th percentile level.

Following are the 2010 operating ratio incentive targets, as well as the percentage payout of the executive’s total incentive target for these metrics:

Performance Level	Consolidated Operating Ratio	Percentage Payout at Total Incentive Target
Threshold	78.8%	50%
Target	77.8%	100%
Maximum	76.8%	200%

Named Executive Officer Salaries for 2010

On March 1, 2010, the KCS Compensation Committee approved salary increases for all members of KCSM’s senior management, including the Named Executive Officers. Each of our Named Executive Officer received a 3.75% base salary increase. The base salaries for each of our Named Executive Officers for the 2010 fiscal year are as follows:

Named Executive Officer	Amount(a)
José Guillermo Zozaya Delano	$375,620
David Weiler Eaton	$171,140
Oscar Augusto del Cueto Cuevas	$160,131
Cesar Alfredo Polack Belaunde	$164,736

(a)	KCSM’s Named Executive Officers are paid in Mexican pesos. Their 2010 base salary amounts reported above were converted from Mexican pesos at a conversion rate of 13.0587 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2009.

MANAGEMENT COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table and narrative disclose compensation earned in 2009 by KCSM’s Named Executive Officers. The table shows amounts earned by such persons for all services rendered in all capacities to KCSM and its subsidiaries during the past year. All members of our Board of Directors and our Chief Financial Officer are solely compensated by our affiliate, KCSR. Except for Larry M. Lawrence and David R. Ebbrecht, disclosure of these individual’s compensation during the past year may be reviewed in KCS’s 2010 Proxy Statement filed with the SEC on March 30, 2010. No additional information relating to such individual’s compensation, including our Chief Financial Officer, is disclosed in this prospectus.

Name and Principal Position	Year	Salary ($)(3)	Bonus ($)(4)	Stock Awards ($)(5)		Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
José Guillermo Zozaya Delano,	2009	$329,279	$108,613	$—		$—	$113,177	$551,069
President and Executive Representative	2008	$306,772	$—	$123,560	(8)	$118,134	$105,015	$653,481
	2007	$283,654	$—	$919,470	(8)	$88,076	$48,005	$1,339,205

David Weiler Eaton	2009	$138,693	$28,867	$202,510		$4,860	$25,730	$400,660
Vice President — Sales & Marketing(1)

Oscar Augusto del Cueto Cuevas	2009	$120,261	$27,010	$124,630	(8)	$4,860	$23,273	$300,034
Vice President — Operations(1)

Cesar Alfredo Polack Belaunde	2009	$144,413	$23,817	$—		$4,860	$32,363	$205,453
Vice President — Engineering	2008	$138,160	$—	$80,314		$35,766	$31,245	$285,485
	2007	$164,948	$—	$69,600	(8)	$44,387	$32,755	$311,690

Julio Quintero Martinez	2009	$147,850	$28,253	$—		$4,860	$21,137	$202,100
Former Vice President — Revenue Management and Disbursements(2)	2008	$138,262	$—	$92,740		$34,634	$25,367	$291,003
	2007	$159,651	$—	$139,170	(8)	$42,982	$68,914	$410,717

All dollar amounts for our Named Executive Officers’ compensation (other than the aggregate grant date fair value for stock and option awards) are paid in Mexican pesos. The 2009 amounts reported on this table were converted from Mexican pesos at a conversion rate of 13.0587 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2009. The 2008 amounts reported on this table were converted from Mexican pesos at a conversion rate of 13.5383 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2008. The 2007 amounts reported on this table were converted from Mexican pesos at a conversion rate of 10.9088 Mexican pesos per U.S. dollar as reported by Banco de México on December 28, 2007.

(1)	Neither of Messrs. Eaton nor del Cueto was a Named Executive Officer in 2007 or 2008; accordingly only 2009 compensation is reflected in the above table.

(2)	Mr. Quintero resigned his employment with KCSM on March 2, 2010.

(3)	Reflects actual salary received.

(4)	The discretionary bonuses paid in 2010, which were earned for 2009, presented in this column are described on pages 82-83 of this prospectus.

(5)	This column presents the aggregate grant date fair value of stock awards made in 2009, 2008 or 2007, as applicable, computed in accordance with FASB ASC Topic 718. For additional information, refer to Note 10 to KCS’s consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC.

(6)	Amounts in this column represent Mexican statutory profit sharing payments (i.e., PTU payments) for Messrs. Eaton, del Cueto, Polack and Quintero.

(7)	“All Other Compensation” for the Named Executive Officers consists of:

Name		Life Insurance Premiums ($)	Christmas Bonus ($)	Vacation Bonus ($)	Food Stipend ($)	Auto Maintenance And Gasoline ($)	Savings Fund ($)	Social Security ($)	Auto Leases ($)	Other ($)		Total ($)
Zozaya	2009	$7,114	$27,849	$4,551	$1,531	$1,471	$1,983	$1,046	$17,278	$50,354	(a)	$113,177
	2008	$2,526	$26,336	$4,389	$1,417	$4,616	$1,842	$967	$16,665	$46,257	(a)	$105,015
	2007	$—	$23,703	$3,951	$1,691	$2,057	$2,192	$1,200	$13,211	$—		$48,005

Eaton	2009	$713	$12,689	$2,262	$1,531	$1,672	$1,983	$1,046	$3,834	$—		$25,730

del Cueto	2009	$576	$11,873	$1,521	$1,531	$1,772	$1,983	$1,046	$2,971	$—		$23,273

Polack	2009	$1,581	$12,214	$2,794	$1,531	$7,175	$1,983	$1,046	$4,039	$—		$32,363
	2008	$1,271	$11,550	$2,695	$1,417	$5,046	$1,836	$967	$6,463	$—		$31,245
	2007	$—	$13,783	$2,757	$1,691	$1,689	$2,192	$1,200	$9,443	$—		$32,755

Quintero	2009	$682	$12,419	$2,029	$1,531	$1,447	$1,983	$1,046	$—	$—		$21,137
	2008	$535	$11,744	$3,822	$1,417	$5,046	$1,836	$967	$—	$—		$25,367
	2007	$—	$13,347	$2,225	$1,691	$985	$2,192	$1,200	$—	$47,274	(b)	$68,914

(a)	“Other” for Mr. Zozaya consists of the costs of providing him with personal security.

(b)	“Other” for Mr. Quintero consists of relocation expenses and insurance payments for Mr. Quintero’s vehicle.

(8)	The maximum values of performance shares awarded in 2007 were as follows: José Guillermo Zozaya Delano — $1,938,300; Cesar Alfredo Polack Belaunde — $149,100; and Julio Quintero Martinez — $298,200. The maximum values of performance shares awarded in 2008 were as follows: José Guillermo Zozaya Delano — $205,913. The maximum values of performance shares awarded in 2009 were as follows: Oscar Augusto del Cueto Cuevas: $21,408.

Narrative to Summary Compensation Table

Employment Agreements. Pursuant to Mexican law, all of our employees are subject to employment agreements with us. Each of the Named Executive Officers is a party to an employment agreement, which remains in effect until terminated or modified.

Our Named Executive Officers receive as compensation for their services an annual base salary at the rate approved by the KCS Compensation Committee, which is subject to adjustment annually and in certain situations. In 2009, base salary amounts for our Named Executive Officers employed at December 31, 2009 were $362,043 for Mr. Zozaya, $164,954 for Mr. Eaton, $154,343 for Mr. del Cueto, $158,782 for Mr. Polack and $161,446 for Mr. Quintero. Our Named Executive Officers also receive medical, disability, AD&D and group life insurance benefits, and are eligible to participate in the management incentive plans described above. All other compensation includes payment of federally mandated Christmas and vacation bonuses, and other payments as outlined above.

For information regarding potential payments to the Named Executive Officers upon termination of employment or change in control, see “Potential Payments Upon Termination of Employment or Change in Control” below.

GRANTS OF PLAN-BASED AWARDS

The following table provides information for each of the Named Executive Officers regarding 2009 grants of annual incentive awards, restricted shares, earned performance shares and stock options.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)

José Guillermo Zozaya Delano	N/A	$100,258	$200,516	$401,033
David Weiler Eaton	N/A	$23,476	$46,952	$93,904
	11/10/2009				7,000	(2)	$202,510
Oscar Augusto del Cueto Cuevas	N/A	$22,561	$45,122	$90,244
	11/10/2009				4,308	(2)	$124,630
Cesar Alfredo Polack Belaunde	N/A	$21,985	$43,970	$87,941
Julio Quintero Martinez	N/A	$26,080	$52,159	$104,319

(1)	The amounts reflected in these columns represent the threshold, target and maximum amounts that could have been earned under our 2009 AIP. Actual amounts paid for 2009 performance are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

(2)	These amounts reflect restricted stock awards granted under the 2008 Plan as listed in the following table.

Name	Grant Date	Purchase Price ($)	Shares Granted (#)	Vesting Schedule
Eaton	11/10/2009	$0.00	7,000	5 years
del Cueto	11/10/2009	$0.00	208	< 1 year
	11/10/2009	$0.00	4,100	5 years

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information for each of the Named Executive Officers regarding outstanding stock options and unvested stock awards held by them as of December 31, 2009.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares of Units of Stock That Have Not Vested ($)(2)
José Guillermo Zozaya Delano	63,066	$2,099,467
David Weiler Eaton	10,015	$333,399
Oscar Augusto del Cueto Cuevas	11,846	$394,353
Cesar Alfredo Polack Belaunde	6,415	$213,555
Julio Quintero Martinez(3)	13,031	$433,802

(1)	The vesting dates of the restricted shares and earned performance shares listed in this column are shown in the following table.

Name	Number of Securities (#)	Vesting Date
José Guillermo Zozaya Delano	43,066	01/17/2010
	16,000	04/20/2011
	4,000	05/01/2011

David Weiler Eaton	3,015	01/17/2010
	7,000	11/28/2014

Oscar Augusto del Cueto Cuevas	1,846	01/17/2010
	750	04/20/2012
	3,500	10/31/2012
	1,650	01/31/2013
	4,100	11/28/2014

Cesar Polack Belaunde	3,015	01/17/2010
	400	02/17/2010
	400	02/17/2011
	2,600	01/31/2013

Julio Quintero Martinez	6,031	01/17/2010
	5,000	06/09/2011
	2,000	05/31/2013

(2)	The amount in this column is calculated by multiplying the closing price of KCS’s Common Stock on the NYSE on December 31, 2009, which was $33.29, by the number of shares of stock that have not vested.

(3)	Mr. Quintero resigned his employment with KCSM on March 2, 2010. All of Mr. Quintero’s unvested stock awards forfeited on this date.

OPTION EXERCISES AND STOCK VESTED

The following table provides information for each of the Named Executive Officers regarding stock option exercises and vesting of stock awards during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
José Guillermo Zozaya Delano	N/A	N/A	N/A	N/A
David Weiler Eaton	N/A	N/A	N/A	N/A
Oscar Augusto del Cueto	N/A	N/A	N/A	N/A
Cesar Polack Belaunde	N/A	N/A	1,200	$34,392
Julio Quintero Martinez	N/A	N/A	N/A	N/A

(1)	The amounts in this column were calculated by multiplying the number of shares of stock by the closing price of KCS’s Common Stock on the NYSE on the vesting date, or if the market was not open on such date, the closing price of KCS’s Common Stock on the NYSE on the next preceding trading date.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

We are required under Mexican law to provide certain termination benefits to all employees, including our Named Executive Officers. We have provided additional termination benefits to certain of our executives, as described below, in order to remain competitive with benefits offered in the market, as well as to facilitate our retention and recruitment efforts. Additionally, we believe that providing termination benefits allows executives to focus on the Company in times of transition. We believe that events triggering payment of termination benefits are standard and consistent with market practice.

In the event of termination of employment without cause (as defined in Mexican law), or in the event of retirement, each of Messrs. Zozaya, Eaton, del Cueto and Polack, would be entitled under Mexican law to receive a payment equal to ninety days of their respective integrated salaries (consisting of base salary plus benefits), plus an additional payment equal to twenty days of integrated salary for each year of service with KCSM. In addition, and as required by Mexico law, as of December 31, 2009, our Named Executive Officers would be eligible to receive a seniority premium equal to Ps. 1,379.04 per year for each year of service for KCSM (which if converted at a conversion rate of 13.0587 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2009, would equal $105.60 per year). Our Named Executive Officers would also receive these payments if their employment is terminated following a change in control of KCSM. Pursuant to the terms of his employment agreement, Mr. Zozaya is entitled to a severance payment equal to one year’s base salary upon a termination of his employment without cause. Mr. Zozaya would also receive these payments if his employment were terminated without cause following a change in control of KCSM. In addition and as discussed in detail below, Mr. Zozaya is eligible to receive certain additional benefits in the event the termination of his employment without “just cause” by KCSM, or in the event of a resignation by his with “just cause”, following a “change in shareholder control” of KCSM.

If the employment by KCSM of any employee, including our Named Executive Officers, is terminated, whether or not the termination was for cause, he would receive a payment equal to the value of any earned but unpaid Christmas bonus, vacation premium, food stipend and savings plan balance. The Christmas bonus is paid on a pro rata calendar year basis, while the vacation premium is paid on an annual pro rata basis that commences on each anniversary of the employee’s seniority date. Because the food stipend is paid to each employee on a monthly basis, the employee is only eligible to receive a pro rata payment of the amount earned but not paid in the month of termination. Finally, each Named Executive Officer would receive a payment equal to the account balance of his savings plan, including all amounts contributed to the plan by KCSM.

None of our Named Executive Officers is eligible to receive payments upon a voluntary termination or a termination for cause, other than the payment of the earned but unpaid Christmas bonus, vacation premium, food stipend and savings plan balance, as each is described in the immediately preceding paragraph.

Severance Benefits for Mr. Zozaya following a Change in Shareholder Control

The KCS Compensation Committee believes that the occurrence of a change in shareholder control transaction involving KCS or KCSM may create uncertainty regarding the continued employment of Mr. Zozaya because many changes in shareholder control transactions result in significant organizational changes, particularly at the key management level. Effective May 2009 we began providing Mr. Zozaya with enhanced severance benefits if, within two years after a change in shareholder control, his employment is terminated by KCSM “without cause” or he resigns for “just cause”. Severance benefits under Mr. Zozaya’s employment agreement do not become due upon a mere change in shareholder control. Instead, severance benefits are only provided if there is a “double trigger,” meaning that Mr. Zozaya must also be terminated “without cause” or resign for “just cause” in the specified period following a change in shareholder control. The “double trigger” mechanism is intended to:

•	encourage Mr. Zozaya to stay with KCSM during a change in shareholder control, thus helping to provide stability to KCSM during a critical time;

•

mitigates any potential disincentive for Mr. Zozaya when he is implementing a change in shareholder control, particularly when the acquiring company may not require his services following completion of the transaction; and

•	protect Mr. Zozaya from termination without cause or an adverse change in position following a change in control.

In the event of a termination of employment by KCSM without “just cause” or a resignation of Mr. Zozaya for “unjust cause” (as defined below) within a two year period after a “change in shareholder control” (as defined below), (a) Mr. Zozaya will be eligible to receive, in addition to any other severance benefits for which he is eligible under Mexican law, a lump sum payment equal to the product of (i) the rate of his annual base salary as of the date of termination, multiplied by (ii) two, and less (iii) the aggregate amount of other severance payments for which he is eligible under Mexican law, (b) any unvested or unexercisable equity awards shall become immediately vested or exercisable, as applicable, and (c) Mr. Zozaya will have the opportunity to purchase the executive vehicle assigned to him at the time, in accordance with KCSM’s vehicle policy. In addition, KCSM will transfer the right to Mr. Zozaya to use the telephone number corresponding to the cellular telephone assigned to his by KCSM. Pursuant to the terms of the 1991 Plan and the 2008 Plan, and the applicable award agreements thereunder, all unvested equity awards granted to our Named Executive Officers will immediately vest upon a termination following a change in shareholder control (see “Other Compensatory Plans that Provide Benefits on Retirement or Termination of Employment” for a more detailed discussion).

Definition of “just cause” and “with cause.” The employment agreement of Mr. Zozaya generally defines “just cause” or “with cause” in the context of a termination of employment following a change in shareholder control to include the rescission of employment by KCSM without liability to KCSM as provided for by the Federal Labor Law of Mexico, including termination for the commission of any criminal offense or the failure of the executive to comply with his obligations while performing his duties.

Definition of “unjust cause” or “without just cause.” The employment agreement of Mr. Zozaya generally defines “unjust cause” or “without just cause” in the context of a resignation by the executive following a change in shareholder control to include any of the following events:

•	a significant reduction or other significant negative change in Mr. Zozaya’s responsibilities, powers or duties;

•	a reduction of the remunerations of Mr. Zozaya;

•

KCSM requiring Mr. Zozaya to perform his regular duties from any office or site located more than sixty (60) kilometers from the place where he had performed his duties prior to receiving such order; or

•	any other action or omission on the part of KCSM that would constitute a breach of Mr. Zozaya’s employment agreement or a violation of the Federal Labor Law of Mexico.

Triggering Events. Mr. Zozaya’s employment agreement generally provides that the following events (which we refer to as “triggering events”) constitute a “change in shareholder control:”

•

the majority of the members of the KCS Board of Directors are replaced during any twelve (12) month period with directors whose election or appointment was not submitted or resolved by the majority of the members of the KCS Board of Directors serving immediately prior to such election or appointment; or

•

any person or group of persons has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group of ownership of stock of KCS possessing 30% or more of the total voting power of the outstanding stock of KCS; or

•	any person or group has acquired ownership of stock of KCS that constitutes more than 50% of the total fair market value or total voting power of the outstanding stock KCS; or

•

any person or group has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group assets of KCS that have a total gross fair market value of more than 40% of the total gross fair market value of all of the assets KCS immediately before such acquisition; or

•	any individual person or legal entity or any group of persons other than a member of the KCS Group, directly or indirectly acquires ownership of more than 50% of the outstanding stock of KCS; or

•

any individual person or legal entity or any group of persons other than the KCS Group acquires KCSM assets representing a gross fair market value of more than 51% of the total gross fair market price for all KCSM assets immediately prior to such acquisition; or

•

the majority of the members of the KCSM Board of Directors is replaced with board members whose appointment or election has not been approved by the entities of the KCS Group that are shareholders in KCSM.

Other Compensatory Plans that Provide Benefits on Retirement or Termination of Employment

Described below are the portions of KCS’s compensation plans in which the accounts of Named Executive Officers become vested as a result of (a) their retirement, death, disability or termination of employment, (b) a change in control of KCS, or (c) a change in the Named Executive Officer’s responsibilities following a change in control of KCS.

2008 Plan. Subject to the terms of the specific award agreements, under the 2008 Plan, the termination of affiliation of a grantee of an award by reason of death, Disability, Retirement or on account of a Change of Control of KCS (as such terms are defined in the 2008 Plan) may accelerate the ability to exercise an award.

Death

Upon the death of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i) the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable,

(ii) any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee’s personal representative or other transferee upon death may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, one year after the death of the grantee, or 10 years from the grant date of the award,

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will become nonforfeitable in the amount that would be earned for such performance period if the performance goals for such performance period were met at target, and

(iv) any shares subject to a deferred stock award will become nonforfeitable.

Disability

Upon the termination of affiliation by reason of Disability of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i) the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable in a number determined by multiplying the total number of restricted shares and restricted share units by a fraction, the numerator of which is the number of 12-month periods of employment commencing on the grant date that have been completed by the grantee, and the denominator of which is the total number of 12-month periods in the period of restriction,

(ii) any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee or the grantee’s legal representative (or the grantee’s transferee upon the death of the grantee) may exercise such options or SARs up to the earliest of the expiration of the option or SAR term, one year following the grantee’s termination of affiliation by reason of Disability, or 10 years from the grant date of the award,

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv) any shares subject to a deferred stock award will become nonforfeitable.

Retirement

Upon the termination of affiliation by reason of Retirement of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i) the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable in a number determined by multiplying the total number of restricted shares and restricted share units by a fraction, the numerator of which is the number of 12-month periods of employment commencing on the grant date that have been completed by the grantee, and the denominator of which is the total number of 12-month periods in the period of restriction,

(ii) any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee (or the grantee’s legal representative or the grantee’s transferee upon the death of the grantee) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, five years following the grantee’s termination of affiliation by reason of Retirement, or 10 years from the grant date of the award,

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv) any shares subject to a deferred stock award will become nonforfeitable.

Change of Control

Upon the termination of affiliation of a grantee of an award under the 2008 Plan on account of a Change of Control of KCS, unless otherwise specified in the award agreement or earlier vesting or exercisability as set forth in the award agreement,

(i) the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable,

(ii) any options or SARs not exercisable at that time will become exercisable and the grantee may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, three months following the grantee’s termination of affiliation on account of a Change of Control of KCS, or 10 years from the grant date of the award,

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will become nonforfeitable in the award that would be earned for such performance period if the performance goals for such performance period were met at target,

(iv) any LSARs (which may be granted in tandem with options or SARs awarded under the 2008 Plan) will be automatically exercised, and upon exercise of an LSAR, the grantee may receive a cash payment based upon the difference between the fair market value of a share on the exercise date and the per share exercise price of the related option or the strike price of the related SAR, and

(v) any shares subject to a deferred stock award will become nonforfeitable.

Other Termination of Affiliation

Upon the termination of affiliation of a grantee of an award under the 2008 Plan for any reason other than death, Disability, Retirement, or on account of a Change of Control of KCS, then, unless otherwise specified in the award agreement,

(i) the grantee’s restricted shares and restricted share units, if any, that were forfeitable on the date of the grantee’s termination of affiliation, are forfeited on that date,

(ii) any options or SARs not exercisable at that time will be forfeited, and any options or SARs that are vested and exercisable or become exercisable at that time may be exercised by the grantee up to the earlier of the expiration of the option or SAR term, three months following the grantee’s termination of affiliation, or 10 years from the grant date of the award; provided, however, that if termination of affiliation is for Cause (as defined in the 2008 Plan), then any unexercised options or SARs will be forfeited,

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has ended but which are not vested will be forfeited, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv) any nonvested shares subject to a deferred stock award will be forfeited.

1991 Plan. Subject to the terms of the specific award agreements, under the 1991 Plan, the death or disability, retirement or other Termination of Affiliation (as such terms are defined in the 1991 Plan) of a grantee of an award or a Change of Control of KCS (as defined in the 1991 Plan) may accelerate the ability to exercise an award, as described below.

Death or Disability

Upon the death or disability of a grantee of an award under the 1991 Plan,

(i) the grantee’s restricted shares, if any, that were forfeitable will become nonforfeitable unless otherwise provided in the specific award agreement,

(ii) any options or stock appreciation rights (“SARs”) not exercisable at that time become exercisable and the grantee (or his or her personal representative or transferee under a will or the laws of descent and distribution) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term or 12 months, and

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be determined based upon a formula described in the 1991 Plan or the applicable award agreement.

Retirement

Upon the retirement of a grantee of an award under the 1991 Plan,

(i) the grantee’s restricted shares, if any, that were forfeitable will become nonforfeitable unless otherwise provided in the specific award agreement,

(ii) any options or SARs not exercisable at that time become exercisable and the grantee (or his or her personal representative or transferee under a will or the laws of descent and distribution) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term or five years from the date of retirement, and

(iii) the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be determined based upon a formula described in the 1991 Plan or the applicable award agreement.

Termination of Affiliation

If a grantee has a Termination of Affiliation (as defined in the 1991 Plan) for any reason other than for Cause (as defined in the 1991 Plan), death, disability or retirement, then

(i) the grantee’s restricted shares, if any, to the extent forfeitable on the date of the grantee’s Termination of Affiliation, are forfeited on that date,

(ii) any unexercised options or SARs, to the extent exercisable immediately before the grantee’s Termination of Affiliation, may be exercised in whole or in part, up to the earlier of the expiration of the option or SAR term or three months after the Termination of Affiliation, and

(iii) any performance shares or performance units for which the performance period has not ended as of the Termination of Affiliation will terminate immediately upon that date.

Change of Control

Upon a Change of Control of KCS (as defined in the 1991 Plan),

(i) a grantee’s restricted shares, if any, that were forfeitable become nonforfeitable,

(ii) any options or SARs not exercisable at that time become immediately exercisable,

(iii) we will pay to the grantee, for any performance share or performance unit for which the performance period has not ended as of the date of the Change of Control of KCS, a cash payment based on a formula described in the 1991 Plan or the applicable award agreement, and

(iv) all LSARs (which may be granted in tandem with options awarded under the 1991 Plan) are automatically exercised upon a Change of Control of KCS that is not approved by our Incumbent Board (as such terms are defined in the 1991 Plan). Upon exercise of an LSAR, the grantee may receive a cash payment based upon the difference between the fair market value on the date of the Change of Control of KCS or other specified date and the per share exercise price of the related option.

Reasonableness of Change in Control Severance Payments

The post-employment termination compensation and benefits described above are required under the terms of employment agreements with the Named Executive Officers or Mexican law. The contractual benefits may be amended only with the consent of the executive, or not at all in the case of benefits required under Mexican law, and in all events cannot be changed unilaterally. In 2010, the KCS Compensation Committee asked its Independent Consultant to perform a competitive analysis of KCS’s employment agreements to update an analysis performed in 2006. The Independent Consultant advised that the potential financial impact of change in control severance arrangements in the general marketplace was approximately 1-3% of the transaction value. Based on the results of this information and the analysis performed by the Independent Consultant, which were presented to the KCS Compensation Committee in March 2010, the KCS Compensation Committee determined that the benefits included and amounts paid under these agreements, including amounts paid upon a change of control of KCS, were reasonable and not in excess of predominant market practices and were consistent with the compensation philosophy adopted by the KCS Compensation Committee.

Trusts Securing the Rights of the Officers, Directors, Employees and Former Employees

KCS has established a series of grantor trusts that are intended to secure the rights of the officers, directors, employees, former employees and others (each a “Beneficiary”) of it and its subsidiaries under various contracts, benefit plans, agreements, arrangements and commitments. The function of each trust is to receive contributions from KCS and, following a change in control of KCS (as defined by the trust), if KCS fails to honor certain obligations to a Beneficiary, the trust shall distribute to the Beneficiary amounts accumulated in such Beneficiary’s trust account, or in the general trust account, to discharge such obligations as they become due, to the extent of available trust assets. The trusts require that KCS be solvent as a condition to making distributions. Trusts have been established with respect to the employment continuation commitments under employment agreements, the 1991 Plan and the 2008 Plan, among other agreements and plans. New trusts were executed on March 6, 2006. The new trusts are revocable until a change in control of KCS and will terminate if no such change in control occurs prior to March 6, 2011, unless extended by the KCS Board of Directors.

Tables Summarizing Payments Upon Employment Termination

The following tables summarize the estimated payments that would be made under each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following, or in connection with any termination of employment, including by resignation, retirement, disability, or dismissal or resignation for good reason following a change in control. None of our Named Executive Officers is eligible to receive any payments from KCSM on their retirement that are not generally made to all salaried KCSM employees pursuant to Mexican law or custom. In accordance with SEC regulations, we do not report any amount to be provided under any arrangement (including the severance compensation, the Christmas bonus, vacation premium, food stipend, savings account balance, government mandated severance payments, life insurance payments and disability payments) that does not discriminate in scope, terms or operation in favor of our Named Executive Officers and which is available generally to all salaried KCSM employees. The following tables do not repeat information provided in the Summary Compensation Table or the Outstanding Equity Awards at Year-End Table, except to the extent the amount payable would be enhanced by the termination event.

For purposes of the quantitative disclosure in the following tables, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year, December 31, 2009, and that the price per share of our Common Stock was $33.29, the closing market price on that date.

	José Guillermo Zozaya Delano(a)
Benefit	Death	Disability	Retirement	Change in Control	Without Cause or Good Reason
Cash Severance	$23,121	$23,121	$23,121	$668,388	$588,477
Equity (Intrinsic Value)
Unvested Restricted Stock	$1,409,266	$1,135,555	$—	$1,409,266	$—
Unvested Performance Shares	$690,202	$690,202	$—	$690,202	$—
Total Equity	$2,099,468	$1,825,757	$—	$2,099,468	$—
Total	$2,122,589	$1,848,878	$23,121	$2,767,856	$588,477

	David Weiler Eaton(a)
Benefit	Death	Disability	Retirement	Change in Control	Without Cause or Good Reason
Cash Severance	$22,593	$22,593	$22,593	$127,053	$127,053
Equity (Intrinsic Value)
Unvested Restricted Stock	$282,965	$266,320	$—	$282,965	$—
Unvested Performance Shares	$50,434	$50,434	$—	$50,434	$—
Total Equity	$333,399	$316,754	$—	$333,399	$—
Total	$355,992	$339,347	$22,593	$460,452	$127,053

	Oscar Augusto del Cueto Cuevas(a)
Benefit	Death	Disability	Retirement	Change in Control	Without Cause or Good Reason
Cash Severance	$21,519	$21,519	$21,519	$108,512	$108,512
Equity (Intrinsic Value)
Unvested Restricted Stock	$377,276	$357,868	$—	$377,276	$—
Unvested Performance Shares	$17,078	$17,078	$—	$17,078	$—
Total Equity	$394,354	$374,946	$—	$394,354	$—
Total	$415,873	$396,465	$21,519	$502,866	$108,512

	Cesar Polack Belaunde(a)
Benefit	Death	Disability	Retirement	Change in Control	Without Cause or Good Reason
Cash Severance	$19,460	$19,460	$19,460	$108,512	$108,512
Equity (Intrinsic Value)
Unvested Restricted Stock	$163,121	$146,476	$—	$163,121	$—
Unvested Performance Shares	$50,434	$50,434	$—	$50,434	$—
Total Equity	$213,555	$196,910	$—	$213,555	$—
Total	$233,015	$216,370	$19,460	$322,067	$108,512

	Julio Quintero Martinez(a)
Benefit	Death	Disability	Retirement	Change in Control	Without Cause or Good Reason
Cash Severance	$20,938	$20,938	$20,938	$114,355	$114,355
Equity (Intrinsic Value)
Unvested Restricted Stock	$332,900	$299,610	$—	$332,900	$—
Unvested Performance Shares	$100,902	$100,902	$—	$100,902	$—
Total Equity	$433,802	$400,512	$—	$433,802	$—
Total	$454,740	$421,450	$20,938	$548,157	$114,355

(a)	Cash severance payments to our Named Executive Officers are paid in Mexican pesos. All cash severance amounts were converted from Mexican pesos at a conversion rate of 13.0587 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2009.

DIRECTOR COMPENSATION

All of the members of our Board of Directors, including the Chairman, are solely compensated by our parent, KCS, or by our affiliate, KCSR. Except for Larry M. Lawrence and David R. Ebbrecht, disclosure of these individuals’ compensation from KCS or KCSR may be reviewed in KCS’ 2010 Proxy Statement filed with the SEC on March 30, 2010. No officer or director of KCS or KCSR receives any additional compensation for his service as director of KCSM. No additional information relating to our directors’ compensation is disclosed in this prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the ownership of our outstanding shares of stock as of June 30, 2010. Pursuant to our bylaws, our capital stock is divided in fixed and variable portion. The fixed portion of the capital stock with no withdrawal rights is 600,000 shares. The variable portion of the capital stock is unlimited. Our capital stock is divided into Class I Shares, representing the fixed portion of our stated capital, and Class II Shares, representing the variable portion of our capital, fully subscribed and paid for, without a par value expression.

	Shares
	Class I	Class II	Total	%
Shareholders
Nafta Rail, S.A. de C.V.	600,000	3,227,033,430	3,227,633,430	67.44%
Kara Sub, Inc.	—	1,195,368,147	1,195,368,147	24.97%
KCS Investment I, Ltd.	—	312,634,746	312,634,746	6.53%
Caymex Transportation, Inc.	—	49,873,902	49,873,902	1.04%
KCSM Holdings LLC	—	10	10	0.02%

TOTAL	600,000	4,784,910,235	4,785,510,235	100.00%

CERTAIN TRANSACTIONS

We engage in related party transactions with certain of our affiliates and related parties, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 7 to our consolidated financial statements included elsewhere in this prospectus. The following summarizes the material transactions we engaged in with our principal affiliates and related parties.

Sale of Mexrail, Inc.

On June 10, 2010, we sold our 49% ownership interest in Mexrail, Inc. to KCS for $41.0 million based upon an independent valuation, which resulted in a gain of $0.7 million. We used the proceeds to redeem a portion of the of 9 3/8% Senior Notes, plus accrued and unpaid interest and expenses. The sale resulted in a $4.1 million tax benefit due to excess tax over book basis in the investment.

Prepayment Freight Services Agreement

On December 23, 2009, we and KCSR entered into a prepayment freight services agreement. KCSR paid us $25.0 million for the railroad services to be rendered by us to KCSR during 2010. On December 21, 2007, we and KCSR entered into a prepayment freight services agreement. KCSR paid us $41.3 million for the railroad services to be rendered by us to KCSR from 2008 through 2009.

Loan Agreement between us and a wholly-owned subsidiary of KCS

On September 29, 2009, we entered into an unsecured loan agreement (the “Loan Agreement”) with a wholly-owned subsidiary of KCS. Pursuant to the terms of the Loan Agreement, we received $21.6 million for general corporate purposes. The Loan Agreement requires us to make annual interest payments at a rate of 7.5%, with the principal amount due on September 29, 2012.

Revolving Credit Agreement

We, as lender and KCSR, as borrower, entered into a Revolving Credit Agreement effective as of April 1, 2008 (the “Revolving Agreement”), pursuant to the terms of which we may make one or more loans from time to time during the term of the Revolving Agreement. The Revolving Agreement is secured by certain assets of KCSR and terminates on December 31, 2013. As of June 30, 2010 and December 31, 2009, the amount outstanding was zero and $30.0 million, respectively, under the terms of the Revolving Agreement.

Locomotive Purchase Agreements

In 2008, we entered into an agreement to purchase 16 locomotives from KCSR which were planned to be repowered per an agreement with Electro-Motive Diesel. Eleven of the locomotives were purchased in 2008; the remaining 5 were purchased in the first quarter of 2009. As of December 31, 2009, all 16 locomotives have been repowered.

Loan Agreement between us and PCRC

On December 28, 2007, we and PCRC entered into a loan agreement (the “Loan”), pursuant to which we loaned PCRC $4.2 million. The term of the Loan is eight years and the Loan bears interest at rate per annum equal to four hundred basis points over the British Bankers Association LIBOR Rate applicable for the quarter. PCRC will pay the principal amount in thirty-two equal quarterly payments together with any and all corresponding interest, on the last day of March, June, September and December of each year, with the final payment in December 2015. This Loan may be extended at the end of its term with the prior written agreement of both parties. In December 2009, PCRC paid $2.0 million in advance of its scheduled payments. On April 21, 2010, PCRC paid the remaining balance of the Loan.

Software Agreement

On December 22, 2007, we and KCSR entered into a software license agreement which granted us a non-exclusive, non-assignable and non-transferable license to access management control software and revenue control software on the KCSR computer system through a remote connection. We paid KCSR a license fee of $3.0 million for use of the software from July 2006 through December 2007. On January 1, 2008, we and KCSR entered into a software license agreement which granted us the right to access and use the software on KCSR’s computer software system. We paid KCSR $16.4 million under the terms of this agreement.

Management Services Agreement

On December 30, 2005, we and KCS entered into a Management Services Agreement under which KCS provides to us general guidance, oversight, consultation and management services in connection with our business and operations. The Management Services Agreement became effective as of April 1, 2005 and will continue in full force and effect until terminated by one party by providing written notice to the other party. In January 2008, we prepaid to KCS $20.0 million for shared services which were provided during 2008 and we received a 3 percent discount on services provided as a result of the prepayment. During 2009 and 2008, KCS charged $26.6 million and $28.3  million, respectively, to us under the agreement.

DESCRIPTION OF SIGNIFICANT INDEBTEDNESS

The description of our significant indebtedness appears in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations” — “ Capital Structure”.

DESCRIPTION OF THE EXCHANGE NOTES

We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of January 22, 2010, or the Indenture, between us, as issuer, and U.S. Bank National Association, as trustee, (in such capacity, the “Trustee”) and as paying agent (in such capacity, the “Paying Agent”). Copies of the Indenture are available upon request from us. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Whenever particular capitalized defined terms of the Indenture not otherwise defined in this prospectus are referred to, such defined terms are incorporated in this prospectus by reference. For definitions of certain capitalized terms used in the following summary, see “— Certain Definitions.” For purposes of this “Description of Notes” section, references to “KCSM,” “we,” “our,” “us,” the “Company” or similar terms refer to Kansas City Southern de Mexico, S.A. de C.V. only, and such references do not include any of its subsidiaries.

The form and terms of the exchange notes are the same in all material respects as the form and terms of the outstanding notes, except that the exchange notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The outstanding notes have not been registered under the Securities Act and are subject to transfer restrictions.

Basic Terms of the Exchange Notes

The exchange notes:

•	will be unsecured, unsubordinated obligations of ours, initially limited to $300,000,000 aggregate principal amount;

•	will mature on February 1, 2018;

•

will bear interest at the rate of 8% per annum from January 22, 2010, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to holders of record (the “holders”) at the close of business on the January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing February 1, 2011;

•	will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof (see “— Form and Denomination”); and

•

will not bear a service charge for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Principal of, premium, if any, and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at our office or our agent’s office in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at U.S. Bank Trust National Association, Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005); provided that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the exchange notes register.

Subject to the limitations set forth under “— Covenants — Limitation on Indebtedness,” we may incur additional Indebtedness. At our option, this additional Indebtedness may consist of additional notes (“additional notes”) that have terms identical to the notes issued on the original issue date and the exchange notes. Holders of additional notes would have the right to vote together with holders of notes issued on the original issue date and the related exchange notes as one class.

For purposes of the Indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency (including pesos) shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, Incurred or paid.

Ranking of Exchange Notes Against Other Debt

The exchange notes:

•	will be unsecured, unsubordinated Indebtedness of ours;

•	will rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated Indebtedness;

•	will be senior in right of payment to all of our subordinated Indebtedness;

•	will be effectively subordinated to all of our secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) of any of our subsidiaries.

If the Concession pursuant to which we operate our rail lines were terminated or revoked by the Mexican government, special provisions would govern the treatment of profits received from the operation and exploitation of our rail lines with respect to our creditors.

As of June 30, 2010, we had total outstanding indebtedness of $964.0 million, consisting of (i) $823.2 million of senior unsecured indebtedness, (ii) $113.4 million of senior secured indebtedness and capital lease obligations and (iii) $27.4 million of unsecured debt with another wholly-owned subsidiary of KCS and equipment debt.

Redemption

The exchange notes will be redeemable, at our option, in whole at any time or in whole or in part from time to time, on and after February 1, 2014, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on February 1 of the year set forth below, plus, in each case, accrued interest, liquidated damages, if any, and any Additional Amounts (as defined in “Additional Amounts” in this section of the prospectus) to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Percentage
2014	104.000%
2015	102.000%
2016	100.000%

In addition, at any time prior to February 1, 2013, we may redeem up to 35% of the principal amount of the exchange notes with the Net Cash Proceeds of one or more Equity Offerings by KCSM or KCS, to the extent the Net Cash Proceeds thereof are contributed to KCSM or used to purchase Capital Stock (other than Disqualified Stock) of KCSM from KCSM, at a redemption price equal to 112.500% of the principal amount thereof, plus accrued interest, liquidated damages, if any, and any Additional Amounts to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the exchange notes remains outstanding; and

(2)	any such redemption must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Upon completion of this registered exchange offer as described herein, we may also redeem any exchange notes which were not exchanged in this exchange offer in an amount up to 2% of the original aggregate principal amount of the outstanding notes issued at a redemption price of 100% of their principal amount plus accrued interest, liquidated damages, if any, and any Additional Amounts to the redemption date.

Optional Redemption Upon Change in Mexican Withholding Tax Rate

The exchange notes will be subject to redemption, in whole but not in part, at our option at any time at 100.0% of their principal amount, together with accrued interest, liquidated damages, if any, and any Additional Amounts owing thereon, if any, to the redemption date, in the event we become or would become obligated to pay, on the next date on which any amount would be payable with respect to the exchange notes, any Additional Amounts in excess of those attributable to a withholding tax rate of 4.9% as a result of a change in or amendment to the laws (including any regulations or general rules promulgated thereunder) of Mexico (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or general rules, including a holding of a court of competent jurisdiction, which change or amendment is announced or becomes effective on or after the date of this prospectus. We shall not, however, have the right to redeem the exchange notes from a holder pursuant to this paragraph except to the extent that we are obligated to pay additional amounts to such holder that are greater than the additional amounts that would be payable based on a Mexican withholding tax rate of 4.9%. See “Additional Amounts” in this section of the prospectus.

Selection and Notice

In the case of any partial redemption, selection of the exchange notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed or, if the exchange notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no exchange note of $2,000 in principal amount at maturity or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such exchange note shall state the portion of the principal amount at maturity thereof to be redeemed. An exchange note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on the exchange notes to be redeemed if we have deposited with the applicable paying agent funds in satisfaction of the redemption price.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definitions of all terms as well as any other capitalized terms used herein for which no definition is provided.

For purposes of the following definitions, the covenants described under “Covenants” in this section of the prospectus and the Indenture generally, all calculations and determinations shall be made in accordance with U.S. GAAP as in effect on the Closing Date. Where calculations or amounts are determined with reference to reports filed with the SEC or the Trustee, the information contained in such reports shall (solely for the purposes of the Indenture) be adjusted to the extent necessary to conform to U.S. GAAP as in effect on the Closing Date.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by us or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

“Adjusted Consolidated Net Income” means, for any period, our and our Restricted Subsidiaries aggregate net income (or loss) for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income or loss of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than us or any of our Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant described below (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with us or any of our Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by us or any of our Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; and (v) all extraordinary gains and extraordinary losses.

“Adjusted Consolidated Net Tangible Assets” means the total amount of our assets and those of our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets following the Closing Date (but including write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all of our current liabilities and those of our Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of KCSM and that of our Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (i) an investment by us or any of our Restricted Subsidiaries in any other Person pursuant to which such Person shall become our Restricted Subsidiary or shall be merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of KCSM and those of our Restricted Subsidiaries on the date of such investment or (ii) an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any Person other than any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of KCSM and those of our Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by us or any of our Restricted Subsidiaries (other than to us or a Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any of our Restricted Subsidiaries or (ii) all or substantially all of the assets that constitute a division or line of business of us or of that of any of our Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale leaseback transaction) in one transaction or a series of related transactions by us or any of our Restricted Subsidiaries to any Person other than us or any of our Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of us or any of our Restricted Subsidiaries or (iii) any other property and assets of KCSM or any of our Restricted Subsidiaries (other than the Capital Stock, property or assets of an Unrestricted Subsidiary) outside our or such Restricted Subsidiaries’ ordinary course of business and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of our assets; provided that “Asset Sale” shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets for consideration at least equal to the Fair Market Value of the assets sold or disposed of, provided that the consideration received would satisfy clause (2)(A)(ii) of the “Limitation on Asset Sales” covenant, (c) swaps of locomotives or rolling stock with any Affiliate in cases where the Fair Market Value of the locomotives or rolling stock received is at least equal to the Fair Market Value of the locomotives or rolling stock transferred, (d) any sale, transfer or other disposition of property to a Person who leases such property back to us or any of our Restricted Subsidiaries within 180 days following the date of the acquisition of such property by us or any of our Restricted Subsidiaries, or (e) sales or other dispositions of property or assets, in a single transaction or in a related series of transactions, having a fair market value of less than $5.0 million.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) on the total obligations of the lessee for rental payment during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

“Change of Control” means such time as (i) KCS ceases to be the ultimate “beneficial owner” (defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 50.0% of the total voting power of the total Voting Stock of KCSM; or (ii) individuals who on the Closing Date constitute the Board of Directors of KCSM (together with any new directors whose election by the Board of Directors or by KCSM’s stockholders was approved by a vote of at least two-thirds of the members of such Board of Directors then in office who either were members of such Board of Directors on the Closing Date or whose election or nomination for election was previously so approved or who were appointed by KCS) cease for any reason to constitute a majority of the members of such Board of Directors then in office.

“Closing Date” means the date on which the notes were originally issued under the Indenture.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) of such Person’s equity, other than Disqualified Stock of such Person, whether now outstanding or issued after the Closing Date, including all Common Stock (other than Disqualified Stock). For purposes of this definition, “Common Stock” shall include all shares, interests, participations and equivalents corresponding to common stock (other than Disqualified Stock) under the laws of the jurisdiction in which such Person is organized.

“Concession Title” means our right for a period of 30 years to be the exclusive provider (subject to certain trackage rights) of freight transportation services over the Northeast Rail Lines and for an additional 20 years to be a non-exclusive provider of such services granted by the Mexican government pursuant to the concession title, subject in all cases to the terms and conditions of the concession title, as in effect on June 23, 1997.

“Consolidated EBITDA” means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) consolidated interest expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income and asset taxes to the extent such amounts were deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or Asset Sales), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (vi) non-cash expenses related to statutory employee profit-sharing, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vii) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, all as determined on a consolidated basis for us and our Restricted Subsidiaries in conformity with GAAP); provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by us or any of our Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs (net of benefits) associated with Interest Rate Agreements; and interest paid (by any Person) with respect to Indebtedness that is Guaranteed or secured by us or any of our Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by us and our Restricted Subsidiaries during such period; excluding, however, (i) (a) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (b) any amount of such interest of any Restricted Subsidiary that is not a Wholly Owned. Restricted Subsidiary, if the Adjusted Consolidated Net Income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to the definition thereof (but only in the same proportion as the Adjusted Consolidated Net Income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to the definition thereof) and (ii) any premiums, fees and expenses (and any amortization or write-off thereof) payable in connection with the offer of the Existing Securities and the notes, the exchange offer or the shelf registration statement with respect to the Existing Securities and the notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuance of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by KCSM or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to a certificate signed by two officers of KCSM or such Restricted Subsidiary, as applicable (one of whom must be the principal executive officer, the principal financial officer, treasurer or the principal accounting officer of KCSM or such Restricted Subsidiary, as applicable), setting forth the basis of such valuation. The Fair Market Value of each item of Designated Non-cash Consideration shall be determined at the time received and without giving effect to subsequent changes in value.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the notes; (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an Asset Sale or Change of Control occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the Asset Sale or Change of Control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to our repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below.

“Equity Offering” means any public or private offer and sale of Capital Stock (other than Disqualified Stock).

“Existing Indentures” means (i) the Indenture, dated as of April 19, 2005, between KCSM, as Issuer, and the Bank of Nova Scotia, as Trustee and as Paying Agent, (ii) the Indenture, dated as of November 21, 2006, among KCSM, as Issuer, and U.S. Bank National Association, as Trustee; (iii) the Indenture, dated as of May 16, 2007, among KCSM, as Issuer, and U.S. Bank National Association, as Trustee; and (iv) the Indenture, dated as of March 30, 2009, between KCSM, as Issuer, and U.S. Bank National Association, as Trustee.

“Existing Securities” means our outstanding 9 3/8% Senior Notes due 2012, 7 5/8% Senior Notes due 2013, 7 3/8% Senior Notes due 2014, and 12 1/2% Senior Notes due 2016.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Four Quarter Period” means, with respect to any specified Transaction Date, the then most recent four fiscal quarters immediately prior to the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant.

“GAAP” means U.S. generally accepted accounting principles as in effect as of the Closing Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	the opinions and pronouncements of the Public Company Accounting Oversight Board;

(3)	statements and pronouncements of the Financial Accounting Standards Board;

(4)	such other statements by such other entities as approved by a significant segment of the accounting profession; and

(5)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Government Securities” means direct obligations of, obligations fully and unconditionally guaranteed by, or participation in pools consisting solely of (or repurchase transactions relating to) obligations of or obligations fully and unconditionally guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing (whether pursuant to a guaranty, a fianza, an aval or otherwise) any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements or by agreements to keep-well), to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or obligations arising, in the ordinary course of business, from contracting for interline railroad services. The term “Guarantee” used as a verb has corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than twelve months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Lease Obligations (but not operating leases), (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall be deemed not to be “Indebtedness” and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes of any jurisdiction.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the Four Quarter Period to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the Reference Period (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis as contemplated by the foregoing clause (A) and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that, to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on our balance sheet or that of our Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the Fair Market Value of the Capital Stock (or any other Investment), held by us or any of our Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant; provided that the value of any Investment outstanding at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to us and our Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made). For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described below, (i) “Investment” shall include the Fair Market Value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the Fair Market Value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, as more particularly set forth in the definition of “Rating Agency.”

“KCS” means Kansas City Southern, a Delaware corporation, and its successors and assigns.

“KCSM” means Kansas City Southern de México, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its successors and assigns.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Mexico” means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing or created by law as a public entity.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of KCSM and our Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by us or any of our Restricted Subsidiaries as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, including, without limitation, a Public Equity Offering, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any of our Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agent’s fees, discounts or commissions and brokerage, consultant and other fees Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Northeast Rail Lines” means that portion of the Mexican railroad system that is the subject of the concession title.

“Offer to Purchase” means an offer to purchase notes by us from the holders commenced by mailing a notice to the Trustee and each holder that, unless otherwise required by applicable law, shall state: (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”); (iii) that any note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount at maturity of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and (vii) that holders whose notes are being purchased only in part will be issued notes equal in principal amount at maturity to the unpurchased portion thereof surrendered; provided that each note purchased and each note issued shall be in a minimum principal amount of $2,000 or integral multiples of $1,000 in excess thereof. On the Payment Date, we shall (i) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by us. The Paying Agent shall promptly mail to the holders of the notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a note equal in principal amount at maturity to any unpurchased portion of the note surrendered. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. We will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that we are required to repurchase the notes pursuant to an Offer to Purchase.

“Permitted Investment” means (i) an Investment in us or one of our Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all of its assets to us or one of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of KCSM and our Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in satisfaction of judgments; and (v) Investments, in any Person, having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (v) that are at the time outstanding, of up to $75.0 million.

“Permitted Liens” means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) Liens Incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature Incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of the business of us or any of our Restricted Subsidiaries, (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant described below, to finance the cost (including the cost of improvement, lease or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation or the lease of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) licenses, leases or subleases granted to others that do not materially interfere with the ordinary course of the business of KCSM and our Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by one of the customers of KCSM or our Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor or licensor in the property subject to any Capitalized Lease Obligation, Sale/Leaseback Transaction, operating lease or license agreement; (x) Liens arising from filing Uniform Commercial Code or similar financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of us or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against us or any of our Restricted Subsidiaries that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect us or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business; (xviii) Liens on or sales of receivables; (xix) Liens on any assets acquired by us or any Restricted Subsidiary after the Closing Date, which Liens were in existence prior to the acquisition of such assets (to the extent that such Liens were not created in contemplation of or in connection with such acquisition), provided that such Liens are limited to the assets so acquired and the proceeds thereof;

(xx) Liens existing or arising under the concession title; (xxi) Liens Incurred in accordance with the Indenture in favor of the Trustee under the Indenture and (xxii) Liens securing Indebtedness permitted under the Indenture in an aggregate principal amount not in excess of $25.0 million

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

“Public Equity Offering” means an underwritten primary public offering of our Common Stock pursuant to Mexican law or pursuant to an effective registration statement under the Securities Act.

“Rating Agency” means S&P and Moody’s or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by KCSM (as certified by the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

“Reference Period” means, with respect to any specified Transaction Date, the period beginning on the first day of the Four Quarter Period and ending on such Transaction Date.

“Released Indebtedness” means, with respect to any Asset Sale, Indebtedness (i) which is owed by us or any Restricted Subsidiary (the “Obligors”) prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written unconditional releases from each creditor no later than the closing date of such Asset Sale.

“Restricted Subsidiary” means any Subsidiary of ours other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group and its successors.

“Sale/Leaseback Transaction” means an arrangement entered into after the Closing Date relating to property now owned or hereafter acquired by KCSM or any Restricted Subsidiary whereby KCSM or such Restricted Subsidiary transfers such property to a Person and leases it back from such Person; provided, however, that any such arrangement that is concluded within 180 days following the date of the acquisition of such property being transferred shall not be considered a Sale/Leaseback Transaction.

“Secured Debt Cap” means, on any Transaction Date, an amount equal to the aggregate amount of the Consolidated EBITDA of KCSM for the Four Quarter Period times 0.75. In making the foregoing calculation, (A) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period, and (B) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that, to the extent that clause (A) or (B) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Significant Subsidiary” means, at any date of determination, any of our Restricted Subsidiaries that, together with its Subsidiaries, (i) for our most recent fiscal year, accounted for more than 10.0% of the consolidated revenues of KCSM and our Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10.0% of our consolidated assets and those of our Restricted Subsidiaries, all as set forth on our most recently available consolidated financial statements for such fiscal year.

“Stated Maturity” means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50.0% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Temporary Cash Investment” means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof; (ii) time deposit accounts, certificates of deposit and money market deposits denominated and payable in U.S. dollars maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by S&P or Moody’s or any money-market fund denominated and payable in U.S. dollars sponsored by a registered broker dealer or mutual fund distributor; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv) commercial paper denominated and payable in U.S. dollars, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of ours) organized and in existence under the laws of the United States of America or any state thereof with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; (vi) Certificados de la Tesorería de la Federación (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; (vii) Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (vi) above; (viii) demand deposit accounts with U.S. banks (or Mexican banks specified in clause (ix) of this definition) maintained in the ordinary course of business; and (ix) certificates of deposit, bank promissory notes and bankers’ acceptances denominated in pesos, maturing not more than 180 days after the acquisition thereof and issued or guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Instituto para la Protección del Ahorro Bancario or any successor thereto.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by us or any of our Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (i) any Subsidiary of ours that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Our Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of ours) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of any Restricted Subsidiary, or owns or holds any Lien on any of our property or that of any Restricted Subsidiary; provided that (A) any Guarantee by us or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by us or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with such Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person, excluding, however, any class or kind of Capital Stock which has limited or restricted voting rights (i.e., having the power to vote for the election of a minority of the directors, managers or other voting members of the governing body of each class) under the By-laws of such Person or under Mexican law.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

Covenant Termination

From and after any time that:

(a)	the notes have an Investment Grade Rating from both the Rating Agencies, and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture,

we and our Restricted Subsidiaries will not be subject to the provisions of the Indenture described below in this section of the prospectus:

•	“Limitation on Indebtedness,”

•	“Limitation on Restricted Payments,”

•	“Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries,”

•	“Limitation on Issuances of Guarantees by Restricted Subsidiaries,”

•	“Limitation on Transactions with Stockholders and Affiliates,”

•	“Limitation on Asset Sales,” and

•	“Limitation on Sale/Leaseback Transactions.”

Limitation on Indebtedness

We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); provided that we may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1.

Notwithstanding the foregoing, we and any of our Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

(a)	(1) Indebtedness owed:

(A)	to us evidenced by an unsubordinated promissory note; or

(B)	to any of our Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to us or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause;

(2)	Indebtedness issued in exchange for, or the net proceeds of which are or will be used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (1), (3) or (8) of this paragraph), and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest (including amounts paid in respect of Mexican withholding tax thereon), fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause if:

(A)	in case the notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes;

(B)	in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes, at least to the extent that the Indebtedness to be refinanced is subordinated to the notes; and

(C)	such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may our Indebtedness be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (2);

(3)	Indebtedness:

(A)	in respect of performance, surety or appeal bonds provided in the ordinary course of business;

(B)	under Currency Agreements and Interest Rate Agreements; provided, that such agreements (i) are designed solely to protect us or our Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

(C)	arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations or those of any of our Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of ours (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of ours for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;

(4)	Indebtedness of KCSM, to the extent the net proceeds thereof are promptly used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control;

(5)	Indebtedness of KCSM, to the extent the net proceeds thereof are promptly deposited to defease the notes as described below under “Defeasance” in this section of the prospectus;

(6)	Guarantees of Indebtedness of KCSM by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant described below;

(7)	Indebtedness of KCSM Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property or assets used in KCSM’s business (including Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations) in an aggregate amount not to exceed at any one time outstanding the greater of $150 million or 15.0% of our Adjusted Consolidated Net Tangible Assets; and Attributable Debt of KCSM or a Restricted Subsidiary in respect of Sale/Leaseback Transactions in an aggregate principal amount not to exceed $150 million; and

(8)	Indebtedness of KCSM not to exceed $300 million at any one time outstanding, $150 million of which must be Incurred under Credit Facilities or accounts receivable securitizations.

(a)	Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that we or a Restricted Subsidiary may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or interest rates.

(b)	For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant:

(1)	Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

(2)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses or is entitled to be Incurred pursuant to the first paragraph of this covenant, we, in our sole discretion, will be permitted to classify such item of Indebtedness at the time of its incurrence (or later reclassify) in any manner that complies with this covenant.

Limitation on Restricted Payments

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or with respect to our Capital Stock or that of such Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of our Capital Stock or that of such Restricted Subsidiary (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders’ pro rata share of such Restricted Subsidiaries’ net income from the first day of the fiscal quarter beginning immediately following the Closing Date) held by Persons other than us or any of our Restricted Subsidiaries;

(2)	purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) KCSM or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of ours (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5.0% or more of our Capital Stock;

(3)	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of ours that is subordinated in right of payment to the notes; or

(4)	make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing;

(B)	we could not Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; or

(C)	the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after January 1, 2005 shall exceed the sum of:

(i)	50.0% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100.0% of the amount of such loss) (determined by excluding income resulting from transfers of assets by us or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 1, 2005 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant, plus

(ii)	the aggregate Net Cash Proceeds received by us on or after January 1, 2005 from a capital contribution or the issuance and sale permitted by the Indenture of our Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of ours, including an issuance or sale permitted by the Indenture of Indebtedness for cash subsequent to the Closing Date upon the conversion of such Indebtedness into our Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of ours of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

(iii)	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after January 1, 2005 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(a)	the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition for value of our Indebtedness that is subordinated in right of payment to the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant;

(c)	the repurchase, redemption or other acquisition of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent capital contribution or offering of, shares of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) (other than Disqualified Stock);

(d)	the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Indebtedness which is subordinated in right of payment to the notes, in exchange for, or out of the proceeds of, a substantially concurrent capital contribution or offering of, shares of our Capital Stock (other than Disqualified Stock) (or options, warrants or other rights to acquire such Capital Stock);

(e)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

(f)	the declaration or payment of dividends on our Common Stock following a Public Equity Offering of such Common Stock, of up to 6.0% per annum of the Net Cash Proceeds received by us in such Public Equity Offering;

(g)	Investments acquired as a capital contribution or in exchange for our Capital Stock (other than Disqualified Stock);

(h)	the reorganization of our capital stock into equity quotes or equity interests in the event of our conversion (transformacion) into a sociedad de responsibilidad limitada or other form of internal corporate transformation or reorganization; and

(i)	the making of other Restricted Payments in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (i), of up to $100.0 million;

provided that, except in cases of clauses (a) and (c), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (b) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (c) or (d) thereof, an Investment referred to in clause (g) thereof, and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (c) and (d) thereof), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of notes or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not permit any Restricted Subsidiary to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by us or any other Restricted Subsidiary;

•	pay any Indebtedness owed to us or any other Restricted Subsidiary;

•	make loans or advances to us or any other Restricted Subsidiary; or

•	transfer any of its property or assets to us or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing on the Closing Date;

(2)	existing under or by reason of applicable law;

(3)	existing with respect to any Person or the property or assets of such Person acquired by us or any Restricted Subsidiary, existing at the time of such acquisition and not Incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4)	in the case of transfers of any property or assets of a Restricted Subsidiary to us or any other Restricted Subsidiary:

(a)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any of our property or assets or the property or assets of any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or to any Restricted Subsidiary;

(5)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)	for the benefit of any holder of a Lien permitted under the “Limitation on Liens” covenant.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent us or any Restricted Subsidiary from (1) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of our property or assets or those of any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

We will not, and will not permit any Restricted Subsidiary directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)	to us or a Wholly Owned Restricted Subsidiary;

(2)	issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3)	if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4)	issuances of Common Stock that has no preference with respect to dividends or upon liquidation, the Net Cash Proceeds of which are promptly applied as provided in paragraph (2) of the “Limitation on Asset Sales” covenant.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

We will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of ours which is pari passu with or subordinate in right of payment to the notes (“Guaranteed Indebtedness”), unless:

•

such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for Guarantees (a “Subsidiary Guarantee”) of payment of the notes by such Restricted Subsidiary; and

•

such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the notes have been paid in full, in U.S. dollars;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) of Indebtedness in an aggregate principal amount not to exceed the greater of (a) $150 million and (b) an amount equal to the Secured Debt Cap on the date on which such Guarantee is to be Incurred.

If the Guaranteed Indebtedness is (A) pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantees at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

•

any sale, exchange or transfer, to any person not an Affiliate of ours, of all of our and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture); or

•	the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Stockholders and Affiliates

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5.0% or more of any class of our Capital Stock or with any Affiliate of ours or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to us or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)	transactions:

(A)	approved by a majority of the disinterested members of the Board of Directors;

(B)	for which we or a Restricted Subsidiary delivers to the Trustee a written opinion of a United States nationally recognized investment banking firm (or their Mexican affiliate) stating that the transaction is fair to us or such Restricted Subsidiary from a financial point of view; or

(C)	involving consideration of $5.0 million or less;

(2)	the payment of reasonable and customary regular fees to the directors and officers of KCSM;

(3)	any payments or other transactions pursuant to any tax-sharing agreement between us and any of our Subsidiaries with which we file a consolidated tax return or with which we are part of a consolidated group for tax purposes;

(4)	contributions in cash to our common equity capital by KCS or one of its Subsidiaries;

(5)	any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(6)	any transaction between us or any of our Subsidiaries on the one hand and KCS or any of its Affiliates on the other hand, relating to the provision of transportation or transportation-related services approved in the manner provided in clause (1)(A) above; and

(7)	swaps of locomotives or rolling stock not constituting Asset Sales by virtue of clause (c) of the definition thereof.

Notwithstanding the foregoing, any transaction covered by the first paragraph of this “Limitation on Transactions with Stockholders and Affiliates” covenant and not covered by clauses (2) through (7) of this paragraph:

(i)	the aggregate amount of which exceeds $20.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above; and

(ii)	the aggregate amount of which exceeds $35.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above; provided that such approval or determination of fairness shall not be required with respect to any equipment lease with an Affiliate, provided that an Officer’s Certificate is furnished to the Trustee certifying that the terms of the equipment lease are no less favorable to us than the terms offered by an unrelated party.

Limitations on Liens

We will not, and will not permit any Restricted Subsidiary to, create, Incur, assume or suffer to exist any Lien on any of our or any Restricted Subsidiary’s assets or properties of any character, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1)	Liens existing on the Closing Date;

(2)	Liens securing Indebtedness in an aggregate principal amount not to exceed the greater of (x) $150 million and (y) an amount equal to the Secured Debt Cap on the date on which such Lien is to be Incurred;

(3)	Liens granted after the Closing Date on any of the assets or Capital Stock of KCSM or our Restricted Subsidiaries created in favor of the holders;

(4)	Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to us or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to us or such other Restricted Subsidiary;

(5)	Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(6)	Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the “Limitation on Indebtedness” covenant; or

(7)	Permitted Liens.

Limitation on Sale/Leaseback Transactions

We will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property, except that KCSM or any Restricted Subsidiary may enter into a Sale/Leaseback Transaction if:

•

it would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to item (a)(7) under the “Limitation on Indebtedness” covenant;

•	the net proceeds received by KCSM or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of such property; and

•	the transfer of such property is permitted by, and KCSM or any Restricted Subsidiary applies the proceeds of such transaction in compliance with, the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

We will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1)	the consideration received by us or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of; and

(2)	at least 75.0% of the consideration received (excluding any amount of Released Indebtedness) consists of (i) cash, (ii) Temporary Cash Investments or (iii) Designated Non-cash Consideration, provided that the aggregate Fair Market Value of all Designated Non-cash Consideration that has been received by KCSM and its Restricted Subsidiaries pursuant to this clause (2) in respect of such and all prior Asset Sales shall not exceed $25.0 million. Any cash or cash equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration in accordance with the indenture relating to the notes shall have the effect of reducing the aggregate amount of Designated Non-cash Consideration received by the Company under this provision by the amount of cash or cash equivalents so received.

In the event and to the extent that the Net Cash Proceeds received by us or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10.0% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of ours and our subsidiaries has been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant), then we shall or shall cause a Restricted Subsidiary to:

(A)	within 12 months after the date Net Cash Proceeds so received exceeds 10.0% of Adjusted Consolidated Net Tangible Assets:

(i)	apply an amount equal to such excess Net Cash Proceeds to permanently repay our unsubordinated Indebtedness, or Indebtedness of any of our Restricted Subsidiaries, in each case owing to a Person other than us, or any of our Restricted Subsidiaries; or

(ii)	invest an equal amount, or the amount not so applied pursuant to clause (i) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, ours and our Restricted Subsidiaries existing on the date of such investment;

(B)	apply (no later than the end of the 12-month period referred to in clause (A)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (A)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (A) above and not applied as so required by the end of such period shall constitute “Excess Proceeds;” and

(C)	to the extent of the balance of any Net Cash Proceeds after application thereof in accordance with clauses (A) and (B) above, to use such Net Cash Proceeds for any general corporate purposes permitted by the terms of the Indenture.

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $25.0 million, we must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders (and if required by the terms of any Indebtedness that is pari passu with the notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100.0% of the principal amount of the notes (and Pari Passu Indebtedness), plus, in each case, accrued interest (if any) to the date of purchase.

Repurchase of Notes upon a Change of Control

We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all the notes then outstanding, at a purchase price equal to 101.0% of the principal amount thereof, plus accrued interest (if any) to the date of purchase.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the notes) required by the foregoing covenant (as well as may be contained in other of our securities which might be outstanding at the time). The above covenant requiring us to repurchase the notes will, unless consents are obtained, require us to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

Commission Reports and Reports to Holders

At all times from and after the Closing Date, whether or not we are then required to file reports with the SEC, for so long as any notes are outstanding, we shall file with the SEC all such reports and other information when and as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if we were subject thereto, unless the SEC does not permit such filings, in which case we shall provide such reports and other information to the Trustee (within the same time periods that would be applicable if we were required and permitted to file reports with the SEC) and instruct the Trustee to mail such reports and other information to holders at their addresses set forth on the notes Register. We shall supply the Trustee and each holder or shall supply to the Trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information. Notwithstanding the foregoing, as long as KCSM is subject to informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC, the Trustee and each holder shall be deemed to have been supplied the foregoing reports and forms at the time such Trustee or holder may electronically access such reports and forms by means of the SEC’s homepage on the internet or at KCS’s homepage on the internet.

Events of Default

The following events will be defined as “Events of Default” in the Indenture:

(1)	default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(3)	default in the performance of or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our assets or the failure to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(4)	we default in the performance of or breach any other covenant or agreement of ours in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the holders of 25.0% or more in aggregate principal amount at maturity of the notes;

(5)	there occurs with respect to any issue or issues of our Indebtedness or that of any of our Significant Subsidiaries having an outstanding principal amount of $25.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created:

(A)	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and/or

(B)	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)	any final judgment or order (not covered by insurance) for the payment of money in excess of $35.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against us or any of our Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $35.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)	a court having jurisdiction in the premises enters a decree or order for:

(A)	relief in respect of us or any of our Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(B)	appointment of a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of us or any of our Significant Subsidiaries or for all or substantially all of our property and assets or any those of our Significant Subsidiaries; or

(C)	the winding-up or liquidation of our affairs or the affairs of any of our Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(8)	we or any of our Significant Subsidiaries:

(A)	commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

(B)	consent to the appointment of or taking possession by a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of ours or any of our Significant Subsidiaries or for all or substantially all of our property and assets or those of any of our Significant Subsidiaries, or

(C)	effect any general assignment for the benefit of creditors;

(9)	(A) the concession title shall cease to grant to us the rights (including exclusive rights) currently provided therein and such cessation has had a material adverse effect on us and our Restricted Subsidiaries taken as a whole,

(B)	(x) the concession title shall for any reason be terminated and not reinstated within 30 days or (y) rights provided therein which were originally exclusive to us shall become nonexclusive and the cessation of such exclusivity has had a material adverse effect on us and our Restricted Subsidiaries, taken as a whole, or

(C)	the operations of the Northeast Rail Lines shall be commandeered or repossessed (a requisa) for a period of 90 days or more.

If an Event of Default (other than an Event of Default specified in clause (7), (8) or (9) (B) (x) above that occurs with respect to us) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25.0% in aggregate principal amount at maturity of the notes then outstanding, by written notice to us (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by us or our Significant Subsidiary or waived by the holders of the Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7), (8) or (9) (B) (x) above occurs with respect to us, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of Trustee or any holder. The holders of a majority in principal amount at maturity of the outstanding notes by written notice to us and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “Modification and Waiver”.

The holders of a majority in aggregate principal amount at maturity of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

•	the holder gives the Trustee written notice of a continuing Event of Default;

•	the holders of at least 25.0% in aggregate principal amount at maturity of outstanding notes make a written request to the Trustee to pursue the remedy;

•	such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

•	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount at maturity of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of notes to receive payment of the principal of, premium, if any, or interest on, the notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture will require certain of our officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of our activities and those of our Restricted Subsidiaries and of our and our Restricted Subsidiaries’ performance under the Indenture and that we have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. We will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into us unless:

(1)	we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and our assets shall be a corporation organized and validly existing under the laws of Mexico (including, without limitation, a sociedad de responsabilidad limitada), the United States of America or any jurisdiction of either such country and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of our obligations on all of the notes and under the Indenture;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction on a pro forma basis we, or any Person becoming the successor obligor of the notes could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant, provided that this clause (3) shall not apply to a consolidation or merger of us with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that, in connection with any such consolidation or merger, no consideration (other than Common Stock in the surviving Person or us) shall be issued or distributed to our stockholders; and

(4)	we deliver to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (3) above does not apply if, in the good faith determination of our Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change our jurisdiction of incorporation or to incorporate us under the laws of a state of the United States; and

provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

Defeasance and Discharge

The Indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1)	we have deposited with the Trustee, in trust, money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

(2)	we have delivered to the Trustee:

(A)	either (x) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable U.S. federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel,

(B)	either (x) an Opinion of Counsel to the effect that, based upon Mexican law then in effect, holders will not recognize income, gain or loss for Mexican federal tax (including withholding tax) purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, or (y) a ruling directed to the Trustee received from the Mexican tax authorities to the same effect as the aforementioned Opinion of Counsel, and

(C)	an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3)	immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound; and

(4)	if at such time the notes are listed on a national securities exchange, we have delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture further provides that its provisions will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (3) under “Events of Default” with respect to such clause (3) under “Consolidation, Merger and Sale of Assets,” clause (4) with respect to such other covenants and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (C)(3) and (4) of the preceding paragraph and the delivery by us to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for U.S. federal income tax or Mexican federal tax (including withholding tax) purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax and Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event we exercise our option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes, as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Securities on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

Satisfaction and Discharge

The Indenture will cease to be of further effect (except as to certain matters as expressly provided for in the Indenture) as to all notes when:

(1)	either (A) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or (B) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or will be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of premium, if any, and interest to the date of deposit (in the case of notes which have become due and payable) or to the date such notes will become due and payable or to the date of redemption, as the case may be (in the case of notes which will become due and payable at their Stated Maturity within one year or which will be called for redemption within one year);

(2)	we have paid all other sums payable under the Indenture; and

(3)	we have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating (and such statements shall be true) that (A) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and (B) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument (which, in the case of the Opinion of Counsel, would be any other material agreement or instrument known to such counsel after due inquiry) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the outstanding notes issued pursuant to the Indenture that is the subject of the proposed modification or amendment; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

•	change the Stated Maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal amount of, or premium, if any, or interest on, any note;

•	change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

•	reduce the above-stated percentage of outstanding notes, the consent of whose holders is necessary to modify or amend the Indenture;

•	waive a default in the payment of principal of, premium, if any, or interest on, the notes;

•

reduce the percentage or aggregate principal amount at maturity of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify the Additional Amounts provisions in a manner adverse to the holders.

Additional Amounts

Any and all payments made by us to the holders, under or with respect to the notes will be treated for Mexican tax purposes as additional interest and will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of Mexico or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Mexican Withholding Taxes”), unless the withholding or deduction of such Mexican Withholding Taxes is required by law or the administration thereof. In the event any Mexican Withholding Taxes are required to be so withheld or deducted, we will (i) pay such additional amounts (“Additional Amounts”) as will result in receipt by the holders of such amounts as would have been received by them had no such withholding or deduction been required, (ii) deduct or withhold such Mexican Withholding Taxes and (iii) remit the full amount so deducted or withheld to the relevant taxing or other authority. Notwithstanding the foregoing, no such Additional Amounts shall be payable for or on account of:

(a)	any Mexican Withholding Taxes which would not have been imposed or levied on a holder but for the existence of any present or former connection between the holder or beneficial owner of the notes and Mexico or any political subdivision or territory or possession thereof or area subject to its jurisdiction (including, without limitation, such holder or beneficial owner (i) being or having been a citizen or resident thereof, (ii) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (iii) being or having been present or engaged in trade or business therein) except for a connection solely arising from the mere ownership of, or receipt of payment under, such note or the exercise or enforcement of rights under such note or the Indenture;

(b)	except as otherwise provided, any estate, inheritance, gift, sales, transfer, or personal property or similar tax, assessment or other governmental charge;

(c)	any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such note to comply with any certification, identification, information, documentation, declaration or other reporting requirement which is required or imposed by a statute, treaty, regulation, general rule or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Mexican Withholding Taxes; provided that at least 60 days prior to (i) the first payment date with respect to which we shall apply this clause (c) and, (ii) in the event of a change in such certification, identification, information, documentation, declaration or other reporting requirement, the first payment date subsequent to such change, we shall have notified the Trustee, in writing, that the holders or beneficial owners of the notes will be required to provide such certification, identification, information or documentation, declaration or other reporting;

(d)	any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such notes to timely comply (subject to the conditions set forth below) with a written request by or on behalf of us to provide information, documentation or other evidence concerning the nationality, residence, identity, or registration with the Secretaría de Hacienda y Crédito Público (the “Ministry of Finance and Public Credit”) of the holder or beneficial owner of such note that is necessary from time to time to determine the appropriate rate of deduction or withholding of Mexican Withholding Taxes applicable to such holder or beneficial owner; provided that at least 60 days prior to the first payment date with respect to which we shall apply this clause (d), we shall have notified the Trustee, in writing, that such holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

(e)	the presentation of such note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder or the beneficial owner of such note would have been entitled to Additional Amounts in respect of such Mexican Withholding Taxes on presenting such note for payment on any date during such 30-day period;

(f)	any Mexican Withholding Taxes that are payable only by a method other than withholding or deduction; or

(g)	any combination of items (a), (b), (c), (d), (e) and (f) above.

Notwithstanding the foregoing, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clauses (c) and (d) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note (taking into account any relevant differences between United States and Mexican law, regulation or administrative practice) than comparable information or other applicable reporting requirements imposed or provided for under U.S. federal income tax law (including the United States-Mexico Income Tax Treaty), Treasury Regulations (including proposed Treasury Regulations) and administrative practice. In addition, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if Rule 1.3.22.8. of the Miscellaneous Tax Resolution currently in force or a substantially similar successor of such rule is in effect, unless (i) the provision of the certification, identification, information, documentation, declaration or other evidence described in clauses (c) and (d) is expressly required by statute, regulation, general rules or administrative practice in order to apply Rule 1.3.22.8. (or a substantially similar successor of such rule), we cannot obtain such certification, identification, information, or satisfy any other reporting requirements, on our own through reasonable diligence and we otherwise would meet the requirements for application of Rule 1.3.22.8. (or such successor of such rule) or (ii) in the case of a holder or beneficial owner of a note that is a pension fund or other tax-exempt organization, such holder or beneficial owner would be subject to Mexican Withholding Taxes at a rate less than that provided by Article 195, Section II paragraph (a) of the Mexican Income Tax Law in connection with Rule 1.3.22.8. if the information, documentation or other evidence required under clause (d) above were provided. In addition, clause (c) above shall not be construed to require that a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization, a non-Mexican financial institution or any other holder or beneficial owner of a note register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican Withholding Taxes.

We will, upon written request, provide the Trustee, the holders and the Paying Agent with a duly certified or authenticated copy of an original receipt of the payment of Mexican Withholding Taxes which we have withheld or deducted in respect of any payments made under or with respect to the notes.

In the event that Additional Amounts actually paid with respect to any notes are based on Mexican Withholding Taxes in excess of the appropriate Mexican Withholding Taxes applicable to the holder or beneficial owner of such notes and, as a result thereof, such holder or beneficial owner is entitled to make a claim for a refund of such excess, or credit such excess against Mexican taxes, then, to the extent it is able to do so without jeopardizing its entitlement to such refund or credit, such holder or beneficial owner shall, by accepting the notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of such excess to us. By making such assignment and transfer, the holder or beneficial owner makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto (including executing or delivering any documents and paying any costs or expenses of ours relating to obtaining such refund). Nothing contained in this paragraph shall interfere with the right of each holder or beneficial owner of a note to arrange its tax affairs in whatever manner it thinks fit nor oblige any holder or beneficial owner of a note to claim any refund or credit or to disclose any information relating to its tax affairs or any computations in respect thereof or to do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

If we are obligated to pay Additional Amounts with respect to any payment under or with respect to the notes (other than Additional Amounts payable on the date of the Indenture), we will, upon written request, deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts are payable and the amounts so payable.

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other similar duties (including interest and penalties with respect thereto) imposed or levied by Mexico (or any political subdivision or taxing authority thereof or therein) in respect of the creation, issue and offering of the notes.

We undertake that we shall use commercially reasonable efforts in compliance with applicable law to maintain a paying agent in a member state of the European Union that is not obliged to deduct or withhold tax pursuant to Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

Currency Indemnity

U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of KCSM or otherwise) by any Holder in respect of any sum expressed to be due to it from us shall only constitute a discharge to us to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, we shall indemnify the recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of ours or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest under the terms of the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

Notices

All notices shall be deemed to have been given upon the mailing by first class mail, postage prepaid, of such notices to holders at their registered addresses as recorded in the notes Register, not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

Meetings of Noteholders

The Indenture will contain provisions for convening meetings of holders to consider matters affecting their interests. A meeting of the holders may be called by the Trustee or the holders of at least 10.0% in aggregate principal amount at maturity of the outstanding notes.

Governing Law and Submission to Jurisdiction

The notes and the Indenture are governed by the laws of the State of New York. We will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the Indenture. We have appointed CT Corporation System as authorized agent upon which process may be served in any such action.

Form and Denomination

Notes, whether sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S, will be represented by a single, permanent Global Security (which may be subdivided) in definitive, fully registered form without interest coupons (each a “Global Security”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC for credit to the respective accounts of the purchaser at DTC.

Except in the limited circumstances described below under “Certificated Notes,” owners of beneficial interest in the Global Security will not be entitled to receive physical delivery of Certificated Notes. The notes are not issuable in bearer form. The Global Security may be transferred, in whole or in part, only to another nominee of DTC.

Notes transferred to institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act that are not “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIB”) (“Non-Global Purchasers”) will be issued and registered in certificated form without interest coupons (“Certificated Notes”). Upon the transfer of a note, each Non-Global Purchaser will be required to execute and deliver a letter (the “Accredited Investor Letter”) containing certain representations and agreements. Upon the transfer of Certificated Notes to a QIB or in an offshore transaction in reliance on Regulation S, such Certificated Notes will, unless the Global Security has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the Global Security.

The Global Security and the Certificated Notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture, and will bear legends regarding such restrictions.

The Global Security

Ownership of beneficial interests in the Global Security will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Security directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Security for all purposes under the Indenture and the notes. No beneficial owner of an interest in the Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking. Payments of the principal of, premium, if any, and interest on, the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the notes trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Security is credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the Global Security for notes, which it will distribute to its participants and which may be legended.

We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A under the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the notes trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If DTC is at any time unwilling or unable to continue as a depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes, in exchange for the Global Security. Holders of an interest in the Global Security may receive Certificated Notes, in accordance with DTC’s rules and procedures in addition to those provided for under the Indenture.

TAXATION

The following summary is based on the federal tax laws of Mexico and the United States as in effect on the date of this prospectus, and is subject to changes in Mexican or U.S. law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Mexico or the United States and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to exchange the notes.

Prospective investors should consult their own tax advisors as to Mexican, U.S. or other tax consequences of the acquisition, ownership and disposition of exchange notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of exchange notes. FOREIGN HOLDERS (AS DEFINED BELOW) SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO A TAX CONVENTION (AS DEFINED BELOW) WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER ANY SUCH TAX CONVENTION.

Mexican Tax Considerations

The following is a description of the material consequences under Mexican federal tax law, as currently in effect, of the purchase, ownership and disposition of the notes by a holder that is not a resident of Mexico and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment establecimiento permanente in Mexico (a Foreign Holder). The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.

Foreign Holders According to Mexican Taxation

For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes, as described below, is deemed to be a Foreign Holder.

Individuals are considered to be Mexican residents when they have established their home in Mexico; if an individual has his/her home in Mexico and in another country simultaneously, he/she shall be deemed to be a resident of Mexico for tax purposes if his/her “center of vital interests” is located within Mexican territory. The center of vital interests of an individual is considered to be located in Mexico if, among other conditions, (i) more than 50% of his/her total income for the relevant year is from a source in Mexico, or (ii) the main center of his/her professional activities is in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes. Mexican nationals who are government officials or employees are considered Mexican residents for tax purposes.

A legal entity is considered a Mexican resident for tax purposes if it maintains the main administration of its business or its place of effective management is established in Mexico.

A Foreign Holder conducting activities through a permanent establishment for tax purposes in Mexico will be required to pay income tax in Mexico on any and all income attributable to such permanent establishment, which could include income from the notes.

As used in this summary, “Foreign Holder” means a beneficial owner of the Notes that:

•	is not a resident of Mexico for tax purposes as provided above; and

•	does not hold the Notes or a beneficial interest in the Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico.

Taxation of Interest

Payments of interest on the notes (including payments of principal in excess of the issue price of the notes which, under the Mexican tax law, are deemed to be interest) made by us to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if all of the following requirements are met:

(1)	the notes’ offering has been issued in a country that has double taxation treaty with Mexico through a bank or brokerage house and the offering was notified before the CNBV under article 7 of the Mexican Securities Law, and that such notification is filed before the Tax Administration Service (Servicio de Administración Tributaria, or SAT) and the information requirements related to such registration established in the general rules issued by the SAT are duly complied with; and

(2)	we timely file with the SAT, fifteen days after the placement of the notes, information regarding such placement, and on a quarterly basis, information, among other things, setting forth that no party related to us, jointly or individually, directly or indirectly, and that no person in the following subsection (a) and (b) is the effective beneficiary of more than 5% of the aggregate amount of each interest payment, and we maintain records that evidence compliance with this requirement.

(a)	a beneficial owner of more than 10% of our voting stock, directly or indirectly, jointly with persons related to us or individually, or

(b)	a corporation or other entity, more than 20% of whose stock is owned, directly or indirectly, jointly by persons related to us or individually.

For these purposes of section (a) and (b) above, persons will be related if:

•	one person holds an interest in the business of the other person;

•	both persons have common interests; or

•	a third party has an interest in the business or assets of both persons.

We expect that all of the foregoing requirements will be met and, accordingly, we expect to withhold Mexican tax from interest payments on the notes made to Foreign Holders at the 4.9% rate in accordance with the Mexican income tax law and regulations and supplemental guidelines (Regla I.3.17.11. de la Resolución Miscelánea Fiscal Vigente). In the event that any of the foregoing requirements are not met, under the Mexican income tax law, payments of interest on the notes made by us to a Foreign Holder will be subject to Mexican withholding tax assessed at a rate of 10%. Withholding taxes may be higher up to 30% if the requirements identified in items (1) or (2) above are not met.

As of the date of this prospectus, neither the U.S.-Mexico treaty nor any other tax treaty entered into by Mexico is expected generally to have any material effect on the Mexican income tax consequences described in this prospectus because, as discussed above, it is expected that the 4.9% rate will apply in the future and, therefore, we will be required to withhold taxes in connection with interest payments under the notes at the 4.9% rate.

Payments of interest on the notes made by us to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

•	such fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

•	such income is exempt from taxes in its country of residence; and

•	such fund is registered with the SAT in accordance with certain rules issued for these purposes.

Taxation of Principal Payments

In terms of the Mexican Income Tax Law and regulations there under, payments of principal under the notes made by us to a Foreign Holder will not be subject to any Mexican withholding or similar taxes.

Taxation of Dispositions

In terms of the Mexican income tax law and regulations thereunder, capital gains resulting from the sale or other disposition of notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. Transfers of the notes by residents of Mexico (including a permanent establishment for tax purposes therein of Foreign Holders) to Foreign Holders, or by a Foreign Holder to a resident of Mexico or to a permanent establishment of a Foreign Holder, will be subject to Mexican income tax in respect of taxation of interest.

Transfer Taxes, etc.

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes in Mexico, with respect to its holding or disposition of the notes, nor will it be liable for Mexican stamp, registration or similar taxes.

Additional Amounts

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the notes in respect of the Mexican withholding taxes mentioned above (except for the potential withholdings derived from the Taxation of Dispositions), in order for the holders to receive the net amount that they would have received if such withholdings would not have been made. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will generally be for our account. See “Description of the Notes — Additional Amounts.”

Foreign Holders or beneficial owners of notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such Foreign Holders or beneficial owners of notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, we may withhold Mexican tax from that interest payment to that Holder or beneficial owner at the maximum applicable rate, but the obligations to pay additional amounts would be calculated considering the withholding that would have been applied if the documentation would have been available in a timely manner and limited as set forth under “Description of the Notes — Additional Amounts.”

Material U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of exchange notes by a holder thereof. This description only applies to exchange notes acquired in this exchange offering in exchange for a like aggregate principal amount of outstanding notes and held as capital assets within the meaning of Section 1221 of the Code. Furthermore, this summary does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as

•	financial institutions,

•	banks,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	traders in securities that elect to mark to market,

•	partnerships or other pass-through entities,

•	grantor trusts,

•	tax-exempt organizations,

•	S corporations,

•	U.S. expatriates,

•	dealers or traders in securities or currencies, or

•

holders that will hold an exchange note as part of a position in a straddle or as part of a hedging, conversion, “synthetic security” or other integrated financial transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership and disposition of exchange notes. Each prospective acquirer should consult its independent tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of exchange notes.

This description is based on the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as announced and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a “U.S. Holder” is a beneficial owner of exchange notes who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons has the authority to control.

A “Non-U.S. Holder” is a beneficial owner of notes that is an individual, corporation, estate or trust that is not a U.S. Holder or a partnership.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds exchange notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own independent tax advisor as to the tax consequences of an investment in exchange notes through a partnership.

No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the discussion in this “Material U.S. Federal Income Taxation” section does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. Accordingly, each U.S. Holder should consult its own tax advisor with regard to the offering and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Exchange of an Outstanding Note for an Exchange Note pursuant to this exchange offer — U.S. Holders

The exchange by any holder of an outstanding note for an exchange note will not constitute a taxable exchange for United States Federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange outstanding notes for exchange notes pursuant to this exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in exchange notes will be the same as such holder’s tax basis in the outstanding note exchanged therefore. Holders will be considered to have held the exchange notes from the time of their acquisition of the outstanding notes. This applies only to U.S. holders that exchange outstanding notes for exchange notes in this exchange offer and who hold the outstanding notes as capital assets.

Interest

If you are a U.S. Holder, stated interest paid to you on an exchange note, including any Additional Amounts paid and any Mexican Withholding Taxes withheld with respect to an exchange note or such Additional Amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for U.S. federal income tax purposes.

Solely for purposes of this discussion, the term “interest” shall include any Additional Amounts paid and any Mexican Withholding Taxes withheld with respect to exchange notes (or such Additional Amounts). Interest on exchange notes will be treated as foreign-source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on exchange notes generally will constitute passive category income. Alternatively, a U.S. Holder may elect to deduct any Mexican Withholding Taxes withheld when computing its U.S. federal taxable income, provided that such U.S. Holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. The rules relating to foreign credits are complex and U.S. Holders should consult with their own independent tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments to you of interest on an exchange note will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base), in which case you will be taxed at graduated rates on a net income basis similarly to a U.S. Holder. For corporate Non-U.S. Holders receiving such interest, income may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty.

Effect of Optional Redemption

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on exchange notes or required to redeem exchange notes. For example, if we experience a change of control, holders of exchange notes may require us to repurchase all or part of the exchange notes at 101% of their principal amount, plus accrued and unpaid interest and any Additional Amounts to the redemption date. Under applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which exchange notes are issued, there is a remote likelihood that these contingent events will occur and such payments will be made, it is assumed that such events will not occur and such payments will not be made. We believe that, based on all the facts and circumstances as of the expected issue date of exchange notes, there is a remote likelihood the contingencies will occur; therefore, for purposes of the applicable rules these contingencies will be treated as if they will not occur. If we pay a premium pursuant to the change of control provisions or pursuant to the optional redemption or pay additional interest pursuant to the registration provisions, U.S. Holders will be required to recognize such amounts as income at such time.

Sale, Exchange or Retirement

If you are a U.S. Holder, upon the sale, exchange or retirement of an exchange note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note generally will equal your cost of the outstanding note which you exchanged for the exchange note. Any such gain or loss will be capital gain or loss. If you are an individual U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the exchange notes exceeds one year (i.e., it is a long-term capital gain). These preferential rates are currently scheduled to increase for taxable years beginning on or after January 1, 2011. Any gain or loss realized on the sale, exchange or retirement of an exchange note generally will be treated as U.S.-source gain or loss, as the case may be. Accordingly, if Mexican or other foreign income tax is imposed on the sale, exchange or retirement of the notes, a U.S. Holder may not be able to fully utilize its U.S. foreign tax credits in respect of such tax unless such U.S. Holder has other foreign-source income. Prospective investors should consult their own independent tax advisors as to the U.S. tax and foreign tax credit implications of such sale, exchange or retirement of notes. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of an exchange note generally will not be subject to U.S. federal income tax, unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base), or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Gain with respect to exchange notes that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base) will be taxed on a net income basis at graduated rates similarly to U.S. Holders (or lower applicable treaty rate). Corporate Non-U.S. Holders that realize such gain may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty. Furthermore, if you are Non-U.S. Holder described in the second bullet point above, you will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on any capital gain, which may be offset by certain capital losses.

U.S. Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale, exchange or redemption of an obligation, to certain holders of exchange notes that are U.S. persons and corporate holders after 2011. Information reporting generally will apply to payments of interest and to proceeds from the sale, exchange or redemption of exchange notes made within the United States to a holder of exchange notes (other than an exempt recipient, a payee that is not a U.S. person who provides appropriate certification and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States on an exchange note to a holder of a note that is a U.S. person, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest to a holder of an exchange note that is not a U.S. person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of exchange notes. Prospective acquirers of exchange notes should consult their own independent tax advisors concerning the tax consequences of their particular situations.

European Union Savings Directive (Directive 2003/48/EC)

Under Council Directive 2003/48/EC on the taxation of savings income (the “Directive”), each member state of the European Union is required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual, or certain other types of person, resident in that other member state; however, for a transitional period, Austria, Belgium and Luxembourg are instead required to apply (unless during that period they elect otherwise) a withholding system in relation to such payments, deducting tax at rates rising over time to 35%. Belgium also currently applies the withholding system but has recently elected to switch to the provision of information system with effect from January 1, 2010. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non- EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain member states, have also agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or collected by such a person for, an individual, or certain other types of person, resident in a member state (for example, a withholding system in the case of Switzerland).

The European Commission has published proposals for amendments to the Directive, which may amend or broaden the scope of the requirements described above.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective so that it is available for such resales during such period.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Subject to the terms of the registration rights agreement, for a period of one year after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The initial purchasers informed us that, following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes. However, any such market making may be discontinued at any time. Accordingly, we cannot guarantee the development or liquidity of any trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may cease to continue at any time. In addition, if a market for the exchange notes develops, the market prices of the exchange notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the exchange notes to fluctuate substantially.

VALIDITY OF NOTES

The validity of the exchange notes offered and sold in this offering will be passed upon for us by Husch Blackwell LLP. Certain legal matters in connection with the exchange offer will also be passed upon by Edgar Aguileta Gutierrez, our Associate General Counsel, and the law firm of Baker & McKenzie México, S.C., with respect to matters of Mexican law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Kansas City Southern de México, S.A. de C.V. as of December 31, 2009 and 2008, and for each of the years ended December 31, 2009, 2008 and 2007 included in this registration statement have been audited by KPMG LLP, our independent registered public accounting firm, to the extent and for the periods as stated in their report appearing herein.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Kansas City Southern de México, S.A. de C.V.:

We have reviewed the accompanying consolidated balance sheet of Kansas City Southern de México, S.A. de C.V. and subsidiaries (the Company) as of June 30, 2010, and the related consolidated statements of operations for the three-month and six-month periods ended June 30, 2010 and 2009, and the related consolidated statement of cash flows for six-month periods ended June 30, 2010 and 2009, and consolidated statement of changes in stockholders’ equity and comprehensive income for the six-month period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2009, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated February 11, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2009 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ KPMG LLP

Kansas City, Missouri

July 27, 2010

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

	Six Months Ended June 30,
	2010	2009
	(In millions)
	(Unaudited)
Revenues	$397.6	$280.2

Operating expenses:
Compensation and benefits	47.7	34.1
Purchased services	63.7	58.1
Fuel	58.8	38.4
Equipment costs	38.4	42.1
Depreciation and amortization	48.3	55.8
Casualties and insurance	4.0	4.2
Materials and other	22.1	19.3

Total operating expenses	283.0	252.0

Operating income	114.6	28.2
Equity in net earnings (losses) of unconsolidated affiliates	4.4	(0.4)
Interest expense	(53.2)	(53.1)
Debt retirement costs	(31.6)	(0.6)
Foreign exchange gain	1.3	0.9
Other income, net	1.5	1.2

Income (loss) before income taxes	37.0	(23.8)
Income tax (benefit) expense	10.8	(7.3)

Net income (loss)	$26.2	$(16.5)

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	(In millions, except share amounts)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$69.3	$92.6
Accounts receivable, net	89.7	61.6
Related company receivable	17.5	16.8
Materials and supplies	38.2	37.4
Deferred income tax asset	117.4	117.3
Other current assets	50.0	48.9

Total current assets	382.1	374.6
Investments	9.6	46.8
Property and equipment, (including concession assets), net	2,256.3	2,239.7
Related company receivable	—	31.1
Other assets	31.6	25.3

Total assets	$2,679.6	$2,717.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$74.8	$11.0
Accounts payable and accrued liabilities	124.5	112.7
Related company payable	10.7	27.1

Total current liabilities	210.0	150.8
Long-term debt	867.6	1,103.5
Related company payable	21.6	21.6
Deferred income tax liability	30.3	16.8
Other noncurrent liabilities and deferred credits	98.3	94.5

Total liabilities	1,227.8	1,387.2

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, 4,785,510,235 shares authorized, issued without par value	602.3	507.3
Additional paid-in capital	243.6	243.6
Retained earnings	609.0	582.8
Accumulated other comprehensive loss	(3.1)	(3.4)

Total stockholders’ equity	1,451.8	1,330.3

Total liabilities and stockholders’ equity	$2,679.6	$2,717.5

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2010	2009
	(In millions)
	(Unaudited)
Operating activities:
Net income (loss)	$26.2	$(16.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	48.3	55.8
Deferred income taxes (benefit)	10.8	(7.3)
Equity in undistributed (earnings) losses of unconsolidated affiliates	(4.4)	0.4
Deferred compensation	3.2	(1.7)
Distributions from unconsolidated affiliates	1.5	—
Debt retirement cost	31.6	0.6
Gain on sale of Mexrail, Inc	(0.7)	—
Changes in working capital items:
Accounts receivable	(27.6)	(9.6)
Related companies	(17.3)	10.8
Materials and supplies	(1.2)	(8.6)
Other current assets	(1.3)	5.6
Accounts payable and accrued liabilities	13.8	9.1
Other, net	1.3	10.7

Net cash provided by operating activities	84.2	49.3

Investing activities:
Capital expenditures	(45.4)	(80.0)
Proceeds from disposal of property	2.0	1.5
Proceeds and repayments from loans to related companies	31.4	(45.0)
Acquisition of an intermodal facility, net of cash acquired	(25.0)	—
Proceeds from sale of Mexrail, Inc.	41.0	—
Other, net	(0.2)	1.3

Net cash provided by (used for) investing activities	3.8	(122.2)

Financing activities:
Proceeds from issuance of long-term debt	295.7	189.0
Repayment of long-term debt	(471.9)	(34.8)
Debt costs	(30.1)	(4.2)
Capital contribution — pro-rata increase of common stock	95.0	—
Capital reduction — pro-rata distribution of common stock	—	(65.0)

Net cash provided by (used for) financing activities	(111.3)	85.0

Cash and cash equivalents:
Net increase (decrease) during each period	(23.3)	12.1
At beginning of the year	92.6	38.9

At end of the period	$69.3	$51.0

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated other Comprehensive Loss	Total
	(In millions)
	(Unaudited)
Balances at December 31, 2009	$507.3	$243.6	$582.8	$(3.4)	$1,330.3
Comprehensive income:
Net income	—	—	26.2	—	26.2
Cumulative translation adjustment — FTVM	—	—	—	0.3	0.3

Comprehensive income	—	—	26. 2	0.3	26.5
Capital contribution — pro-rata increase of common stock	95.0	—	—	—	95.0

Balances at June 30, 2010	$602.3	$243.6	$609.0	$(3.1)	$1,451.8

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in millions of U.S. dollars)

1. Accounting Policies, Interim Financial Statements and Basis of Presentation

In the opinion of the management of Kansas City Southern de México, S.A. de C.V. (“KCSM” or the “Company”), the accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the results for interim periods. All adjustments made were of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The results of operations for the six months ended June 30, 2010, are not necessarily indicative of the results expected for the full year ending December 31, 2010. Certain prior year amounts have been reclassified to conform to the current year presentation.

During the first quarter of 2010, the Company elected to change its accounting policy for rail grinding costs from a capitalization method to a direct expense method. Previously, the Company capitalized rail grinding costs as an improvement to the rail. The Company believes it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. The Company has reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Accounting Standards Codification 250 “Accounting for Changes and Error Corrections.” Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively.

The following line items in the consolidated statement of operations were affected by the change in accounting principle (in millions):

	Six months ended June 30, 2009
	As reported	As adjusted	Change
Compensation and benefits	$34.2	$34.1	$(0.1)
Purchased services	57.7	58.1	0.4
Loss before income taxes	(23.4)	(23.8)	(0.4)
Income tax expense	(7.2)	(7.3)	(0.1)
Net loss	$(16.2)	$(16.5)	$(0.3)

The following line items in the consolidated balance sheet were affected by the change in accounting principle (in millions):

	December 31, 2009
	As reported	As adjusted	Change
Investments	$46.9	$46.8	$(0.1)
Property and equipment (including concession assets), net	2,246.0	2,239.7	(6.3)
Deferred income tax liability	18.2	16.8	(1.4)
Other noncurrent liabilities and deferred credits	95.0	94.5	(0.5)
Retained earnings	587.3	582.8	(4.5)
Total stockholders’ equity	$1,334.8	$1,330.3	$(4.5)

As of January 1, 2008, the cumulative effect of the change in accounting principle on property and equipment (including concession assets), deferred income tax liability, other noncurrent liabilities and deferred credits and retained earnings was ($3.9) million, ($1.0) million, ($0.4) million and ($2.5) million, respectively.

During the third quarter of 2009, the Company identified that changes in accounts payable and accrued liabilities related to capital spending had not been correctly presented in the Company’s prior period consolidated cash flow statements. Changes in these accruals had previously been classified within cash flows from operating activities and should have been classified as capital expenditures within investing activities, in order to report capital expenditures on a cash basis rather than on an accrual basis. The accompanying consolidated cash flow statement for the six months ended June 30, 2010 presents capital expenditures on a cash basis. The accompanying consolidated cash flow statement for the six months ended June 30, 2009 has been revised to present capital expenditures on a cash basis. This revision did not impact the change in cash and cash equivalents as previously reported, however, net cash provided by operating activities, capital expenditures and cash used by investing activities increased by $35.7 million for the six months ended June 30, 2009. This revision did not impact operating income or net income and working capital as previously reported.

The change in accounting principle and the revision related to the classification of capital expenditures on a cash basis rather than on an accrual basis did not have an impact on the change in cash and cash equivalents in the consolidated statement of cash flows; however, the following line items were affected by these adjustments (in millions):

	Six Months Ended June 30, 2009
	As Reported	As Adjusted	Change
Net cash provided by operating activities	$14.0	$49.3	$35.3
Net cash used for investing activities	$(86.9)	$(122.2)	$(35.3)

2. Property and equipment (including Concession Assets)

Property and Equipment. Property and equipment, including concession assets, and related accumulated depreciation and amortization are summarized below (in millions):

	June 30, 2010	December 31, 2009
Land	$79.5	$65.0
Concession land rights	137.6	137.6
Road property	1,958.5	1,900.4
Equipment	389.6	373.7
Technology and other	18.1	17.7
Construction in progress	59.0	95.4

Total property	2,642.3	2,589.8
Accumulated depreciation and amortization	386.0	350.1

Net property	$2,256.3	$2,239.7

Concession assets, net of accumulated amortization of $280.6 million and $259.4 million, totaled $1,774.9 million and $1,768.0 million at June 30, 2010 and December 31, 2009, respectively.

3. Foreign Currency Balances

At June 30, 2010, KCSM had financial assets and financial liabilities denominated in Mexican pesos of Ps.1,333.6 million and Ps.610.6 million, respectively. At December 31, 2009, KCSM had financial assets and financial liabilities denominated in Mexican pesos of Ps.1,355.2 million and Ps.833.4 million, respectively. At June 30, 2010 and at December 31, 2009, the exchange rate was Ps.12.66 and Ps.13.06 per U.S. dollar, respectively.

4. Fair Value Measurements

The Company’s short term financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of the short term financial instruments approximates the fair value due to their short term nature.

The fair value of the Company’s debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities. The fair value of the Company’s debt was $1,006.5 million and $1,170.0 million at June 30, 2010 and December 31, 2009, respectively. The financial statement carrying value was $964.0 million and $1,136.1 million at June 30, 2010 and December 31, 2009, respectively.

Assets and liabilities recognized at fair value are required to be classified into a three-level hierarchy. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

At June 30, 2010, the fair value of the Company’s fuel swap agreements was $0.4 million liability. Fair value is determined using a level 2 valuation.

5. Derivative Instruments

The Company does not engage in the trading of derivative financial instruments except where the Company’s objective is to manage the variability of forecasted fuel price risk. In general, the Company enters into derivative transactions in limited situations based on management’s assessment of current market conditions and perceived risks.

Fuel Derivative Transactions. In the first quarter of 2010, the Company entered into fuel swap agreements, which have not been designated as hedging instruments. Gains and losses relating to these derivatives are recorded in fuel expense in the consolidated statements of operations. As of June 30, 2010, the Company has outstanding fuel swap agreements for 6.6 million gallons of diesel fuel purchases, from July 1, 2010 through December 31, 2010, at an average swap price of $2.15 per gallon. At June 30, 2010, the fair value of the fuel swaps agreements was a $0.4 million loss, which was included in accounts payable and accrued liabilities on the consolidated balance sheet. For the six months ended June 30, 2010, the Company recognized a loss of $0.4 million in fuel expense related to fuel swaps agreements. The Company did not have any fuel derivative transactions for the six months ended June 30, 2009.

6. Acquisition

On March 3, 2010, the Company acquired an intermodal facility in Mexico. The aggregate purchase price for the intermodal facility was $25.1 million, which was funded by existing cash. As a result of the final valuation completed in the second quarter 2010, the Company recorded goodwill of $2.6 million and identifiable intangible assets of $2.0 million. The acquisition is not material to the Company’s consolidated financial statements.

7. Long Term Debt

On January 7, 2010, pursuant to an offer to purchase, KCSM commenced a cash tender offer for a portion of its 9  3 /8% senior unsecured notes due May 1, 2012 (the “9   3/8% Senior Notes”). On January 22, 2010, the Company purchased $290.0 million of the tendered 9   3/8% Senior Notes in accordance with the terms and conditions of the tender offer set forth in the offer to purchase using the proceeds received from the issuance of $300.0 million of 8.0% senior unsecured notes due February 1, 2018 (the “8.0% Senior Notes”). Additionally, on February 1, 2010, the Company purchased $6.3 million of the 9   3/8% Senior Notes. KCSM recorded debt retirement costs of $14.9 million in the first quarter of 2010.

On January 22, 2010, KCSM issued the 8.0% Senior Notes, which bear interest semiannually at a fixed annual rate of 8.0%. The 8.0% Senior Notes were issued at a discount to par value, resulting in a $4.3 million discount and a yield to maturity of 8 1/4%. KCSM used the net proceeds from the issuance of the 8.0% Senior Notes and cash on hand to purchase $290.0 million in principal amount of the 9 3/8% Senior Notes tendered under an offer to purchase and pay all fees and expenses incurred in connection with the 8.0% Senior Notes offering and the 9  3/8% Senior Notes tender offer. The 8.0% Senior Notes are redeemable at KCSM’s option, in whole or in part, on and after February 1, 2014, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest: 2014 — 104.000%, 2015 — 102.000% and 2016 — 100.000%. In addition, KCSM may redeem up to 35% of the 8.0% Senior Notes any time prior to February 1, 2013 from the proceeds of the sale of capital stock in KCSM or its ultimate parent Kansas City Southern (“KCS”) and the notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

The 8.0% Senior Notes are denominated in dollars and are unsecured, unsubordinated obligations, rank pari passu in right of payment with KCSM’s existing and future unsecured, unsubordinated obligations, and are senior in right of payment to KCSM’s future subordinated indebtedness. In addition, the 8.0% Senior Notes include certain covenants which are customary for these types of debt instruments and borrowers with similar credit ratings. The 8.0% Senior Notes contain certain covenants that, among other things, prohibit or restrict KCSM from taking certain actions, including the ability to incur debt, pay dividends or make other distributions in respect of our stock, issue guarantees, enter into certain transactions with affiliates, make restricted payments, sell certain assets, create liens, engage in sale-leaseback transactions and engage in mergers, divestitures and consolidations. However, these limitations are subject to a number of important qualifications and exceptions.

On June 4, 2010, KCSM redeemed $100.0 million aggregate principal amount of its 9  3/8 % Senior Notes. The redemption price was 102.344% of the principal amount of the 9 3/8% Senior Notes, plus accrued and unpaid interest. KCSM recorded debt retirement costs associated with this transaction of $3.1 million in the second quarter 2010. On June 4, 2010, KCSM also redeemed $70.0 million aggregate principal amount of its 12  1/2 % senior notes due 2016 (the “12   1/2% Senior Notes”). The redemption price was 112.5% of the principal amount of the 12 1/2% Senior Notes, plus accrued and unpaid interest. KCSM recorded debt retirement costs associated with this transaction of $13.6 million in the second quarter 2010.

As the Company intends to purchase the remaining 9  3/8% Senior Notes within the next twelve months, the outstanding principal amount of $63.7 million has been classified as a current liability as of June 30, 2010.

8. Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income, a component of stockholders’ equity within the consolidated balance sheets, rather than net income. Under existing accounting standards, other comprehensive income for KCSM reflects the cumulative translation adjustment on FTVM.

KCSM’s total comprehensive income is as follows (in millions):

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
Net income (loss)	$26.2	$(16.5)
Other comprehensive income (loss):
Cumulative translation adjustment — FTVM	0.3	(0.5)

Total comprehensive income (loss)	$26.5	$(17.0)

9. Revolving Credit Agreement

KCSM, as lender, and The Kansas City Southern Railway Company (“KCSR”), as borrower, entered into a Revolving Credit Agreement effective as of April 1, 2008 (the “Revolving Agreement”), pursuant to the terms of which KCSM may make one or more loans from time to time during the term of the Revolving Agreement. The Revolving Agreement is secured by certain assets of KCSR and terminates on December 31, 2013. As of June 30, 2010 and December 31, 2009, the amount outstanding was zero and $30.0 million, respectively, under the terms of the Revolving Agreement.

10. Capital Contribution

On June 3, 2010, KCSM shareholders approved a pro-rata increase of $95.0 million in the variable portion of the common stock of the Company (the “Capital Contribution”). KCSM used the proceeds from the Capital Contribution to redeem $70.0 million of the 12 1/2% Senior Notes and a portion of the 9  3/8 % Senior Notes, plus accrued and unpaid interest and expenses. The shares representing the Company’s common stock have no par value and, therefore, the capital increase of the common stock in its variable portion, represented by Class II shares, did not result in the issuance of new shares.

11. Sale of Mexrail, Inc.

On June 10, 2010, KCSM sold its 49% ownership interest in Mexrail, Inc. to Kansas City Southern for $41.0 million based upon an independent valuation, which resulted in a gain of $0.7 million. KCSM used the proceeds to redeem a portion of the of 9 3/8% Senior Notes, plus accrued and unpaid interest and expenses. The sale resulted in a $4.1 million tax benefit due to excess tax over book basis in the investment.

12. Commitments and Contingencies

Concession duty. Under KCSM’s railroad concession from the Mexican government (the “Concession”), the Mexican government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the six months ended June 30, 2010 and 2009, the concession duty expense amounted to $2.1 million compared to $1.5 million, respectively, which was recorded within operating expenses.

Litigation. The Company is a party to various legal proceedings and administrative actions, all of which, except as set forth below, are of an ordinary, routine nature and incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCSM aggressively defends these matters and has established liability reserves, which management believes are adequate to cover expected costs. Although it is not possible to predict the outcome of any legal proceeding, in the opinion of management, other than those proceedings described in detail below, such proceedings and actions should not, individually, or in the aggregate, have a material adverse effect on the Company’s financial condition and liquidity. However, a material adverse outcome in one or more of these proceedings could have a material adverse impact on the operating results of a particular quarter or fiscal year.

Environmental Liabilities. The Company’s operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.

The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond and handle environmental issues that might occur in the transport of such materials.

Settlement Agreement. On February 9, 2010, (i) KCSM and (ii) Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), Ferrosur, S.A. de C.V. (“Ferrosur”), Minera México, S.A. de C.V., Infraestructura y Transportes Ferroviarios, S.A. de C.V., Infraestructura y Transportes México, S.A. de C.V., Líneas Ferroviarias de México, S.A. de C.V., Grupo Ferroviario Mexicano, S.A. de C.V., and Grupo México, S.A.B. de C.V. (jointly, the “Ferromex Parties”) entered into a Settlement Agreement (the “Settlement Agreement”).

Pursuant to the Settlement Agreement, the parties agreed to completely, definitively and irrevocably terminate (i) the private disputes, procedures and controversies among KCSM and the Ferromex Parties, in connection with the merger between Ferromex and Ferrosur, including KCSM’s involvement in such procedures as an interested party; and (ii) the lawsuit filed against KCSM and the Mexican Government in connection with several disputes, procedures and controversies before judicial authorities with respect to the acquisition of the shares of Ferrocarril del Noreste, S.A. de C.V. (now KCSM) by Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., in 1997 (the “Settlement Procedures”). The parties waived their rights to any future actions derived from or related to the Settlement Procedures. Further, the parties did not settle or agree to settle any disputes, controversies or procedures other than the Settlement Procedures.

Under the Settlement Agreement, Ferrosur agreed to grant KCSM certain trackage and switching rights within Veracruz, México, and switching rights in the Puebla-Tlaxcala zone. In a related agreement, the parties further agreed to amend the Ferrocarril y Terminal del Valle de México, S.A. de C.V. by-laws to, among other changes, grant certain veto and voting rights to KCSM at the shareholders’ and the board of directors’ levels.

The Settlement Agreement shall remain in effect until the term of the concession title of KCSM expires, unless the parties mutually agree to renew the Settlement Agreement beyond the expiration of KCSM’s concession title. The Settlement Agreement may be terminated earlier upon delivery by KCSM of a notice to the Ferromex Parties indicating any breach by the Ferromex Parties of any of their respective obligations under the Settlement Agreement. Notwithstanding, the settlement and termination of the Settlement Procedures shall not be subject to rescission or termination.

The Settlement Agreement may be terminated, at KCSM’s option, before its stipulated term if Ferromex is sold or if it transfers, directly or indirectly, its concession under its concession title. A change in control of KCSM or its affiliates, however, shall not be a cause for termination. Likewise, the Settlement Agreement will terminate three years after Ferromex and Ferrosur cease to be under the common control of one person or group of persons acting jointly or in agreement to adopt coordinated resolutions (“Common Control”). Notwithstanding, if for any reason Ferromex and Ferrosur are under Common Control within five years after the Settlement Agreement is terminated due to Ferromex and Ferrosur ceasing to be under Common Control, the Settlement Agreement would automatically be reinstated.

In November 2005, Ferromex acquired control of and merged with Ferrosur creating Mexico’s largest railway, though such merger has been previously rejected by the Comisión Federal de Competencia (Mexican Antitrust Commission) (“COFECO”). If the COFECO does not authorize the merger of Ferromex and Ferrosur, the Settlement Agreement shall be terminated twelve months after the relevant resolution of the Governmental Authority is issued or when the unwinding is effective, whichever is later.

Trackage Rights Settlement Agreement with Ferromex. KCSM’s operations are subject to certain trackage rights, switching rights, and interline services with Ferromex. KCSM and Ferromex entered into a Trackage Rights, Switching and Interline Settlement Agreement, dated February 9, 2010 (the “Trackage Rights Agreement”). Pursuant to the Trackage Rights Agreement, the parties terminated, in a definitive and irrevocable manner, all actions and procedures regarding: (a) rates applicable to trackage rights, switching and interlinear services from January 1, 2009 onward, but not regarding the applicable rates before January 1, 2009 or the amounts owed by the parties to one another prior to the execution of the Trackage Rights Agreement; (b) the scope of certain trackage rights in Monterrey, Nuevo León, Guadalajara, Jalisco and Altamira, Tamaulipas, the Long Trackage Rights and Aguascalientes; and (c) court costs, as well as any other directly-related issue or dispute that arises from, is related in any manner directly or indirectly with, the terms and conditions and/or scope of such mandatory trackage and/or switching rights or that arises by reason of the definition of trackage rights (the “Settlement Controversies”). The parties waived their rights to any future actions derived from or related to the Settlement Controversies. Further, KCSM and Ferromex set the rates applicable for January 1, 2009 for each party for the use of the other party’s trackage. The retroactive application of these rates to January 1, 2009 did not have a material impact on the results of operations.

Explicitly excluded from the scope and purpose of the Trackage Rights Agreement are all procedures, disputes, lawsuits, remedies, appeals and disagreements that were not expressly identified in the Trackage Rights Agreement, including without limitation, the disputes, claims and lawsuits that relate to the determination of rates for mandatory trackage and/or switching rights and for interconnection and/or terminal services, accrued prior to January 1, 2009, as well as the disputes among the parties regarding amounts payable to one another for trackage rights, interline services and switching services, that are currently being disputed by both parties at the Federal Court of Fiscal and Administrative Justice. Furthermore, the parties did not settle or agree to settle any other trackage and switching rights not specifically mentioned in the Trackage Rights Agreement.

The Trackage Rights Agreement shall remain in effect until the term of the concession title of Ferromex or the concession title of KCSM expire, unless the parties mutually agree to renew the Trackage Rights Agreement beyond the expiration of either party’s concession title. The Trackage Rights Agreement may be terminated, at KCSM’s option, before its stipulated term if Ferromex is sold or if it transfers, directly or indirectly, its concession under its concession title. A change in control of KCSM or its affiliates, however, shall not be a cause for termination.

Certain Disputes with Ferromex. KCSM’s operations are subject to certain trackage rights, haulage rights, and interline services (the “Services”) with Ferromex. Other than the rates to be charged pursuant to the Trackage Rights Agreement, dated February 9, 2010, between KCSM and Ferromex, the rates payable for these services have not been agreed upon by KCSM and Ferromex for the periods beginning in 1998 through December 31, 2008. If KCSM cannot reach an agreement with Ferromex for rates applicable for services prior to January 1, 2009 which are not subject to the Trackage Rights Agreement, the Mexican Secretaría de Comunicaciones y Transportes (“Ministry of Communications and Transportation” or “SCT”) is entitled to set the rates in accordance with Mexican law and regulations. KCSM and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that KCSM and Ferromex should pay each other in connection with the services. The SCT issued rulings in 2002 and 2008 setting the rates for the services and both KCSM and Ferromex challenged these rulings.

In addition, KCSM is currently involved in judicial, civil and administrative proceedings and negotiations with Ferromex regarding the rates payable to each other for the Services for the periods prior to January 1, 2009. Although KCSM and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the amounts recorded related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

SCT Sanction Proceedings. In April 2006, the SCT initiated proceedings against KCSM, claiming that KCSM had failed to make certain minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT prior to its

April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). KCSM believes it made capital expenditures exceeding the required amounts. KCSM responded to the SCT by providing evidence in support of its investments and explaining why it believes sanctions are not appropriate. In May 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2004, in which the SCT resolved to impose no sanction. In June 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2005, in which the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. KCSM has filed an action in the Mexican Administrative and Fiscal Federal Court challenging this ruling. KCSM will have the right to challenge any adverse ruling.

In May 2008, the SCT initiated a proceeding against KCSM, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”), alleging that KCSM impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by KCSM to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that KCSM had engaged in the activities alleged, but imposed no sanction since this was the first time KCSM had engaged in such activities. On May 6, 2009, KCSM challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to KCSM of new proceedings against KCSM, claiming, among other things, that KCSM refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and, thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location. On August 13, 2008, KCSM filed a response to the SCT. On July 15, 2010, the SCT resolved to consolidate these six sanctioning proceedings into a single proceeding, determining that the actions that motivated the underlying claims constitute a single occasion. Management believes that even if KCSM were to be found liable, a single sanction would be imposed and could be challenged in the Administrative and Fiscal Federal Court. A single sanction would more likely decrease the severity of any penalties levied against KCSM as a consequence thereof and makes it more likely that any unfavorable resolution will not have a material impact on KCSM’s results of operations.

KCSM believes it has defenses to the imposition of sanctions for the foregoing proceedings and intends to vigorously contest these allegations. KCSM does not believe that these SCT proceedings will have a material adverse effect on KCSM’s results of operations or financial condition. However, if KCSM is ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, KCSM could be subject to possible future SCT action seeking revocation of the Concession.

Disputes Relating to the Provision of Services to the Auto Manufacturer. KCSM is involved in several disputes related to providing service to the Auto Manufacturer. In March 2008, the Auto Manufacturer filed an arbitration suit against KCSM under a contract for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. Among other claims, the Auto Manufacturer claimed that the contract was implicitly extended and continued in effect beyond its stated termination date. The Auto Manufacturer is seeking a declaration by the arbitrator that the rates being assessed by KCSM are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. The Auto Manufacturer has also filed counterclaims against KCSM related to other terms and conditions under the contract. KCSM claimed that the contract did in fact expire on its stated termination date, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, KCSM filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and KCSM’s rates. The arbitration was divided in two phases. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. As of the date of this filing, the second phase of the arbitration proceeding, regarding the claim that the rates assessed by KCSM are discriminatory and the other disputed issues, are in the evidentiary stage and have not been resolved. Management believes the final resolution of these claims will not have any material impact on KCSM’s results of operations.

Credit Risk. The Company continually monitors risks related to economic changes and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of KCSM’s receivables and operating results. If the financial condition of KCSM’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company has recorded reserves for uncollectability based on its best estimate at June 30, 2010.

Income Tax. Tax returns filed in Mexico from 2003 through the current year remain open to examination by the taxing authority in Mexico. The 2003 through 2005 Mexico tax returns are currently under examination. The Company received an audit assessment for the year ended December 31, 2003, from Servicio de Administracion Tributaria (“SAT”), the Mexican equivalent of the Internal

Revenue Service. The Company filed its response to this assessment on March 8, 2010. The Company believes that it will resolve this audit in the ongoing negotiations or will prevail if litigated. The Company believes that an adequate provision has been made for any adjustment (tax and interest) that will be due for all open years. However, an unexpected adverse resolution could have a material effect on the results of operations in a particular quarter or fiscal year.

Note 13. Subsequent Event

Rail service in northern Mexico has been disrupted by damage resulting from Hurricane Alex, which made landfall on June 30, 2010. The hurricane and resulting flooding continued into early July and caused significant track damage around the Monterrey and Saltillo areas as well as on the lines to Laredo and Matamoros. There have been multiple track related incidents due to the hurricane. The Company is currently in the repair and restoration process and continues to assess the related financial impact, including service interruption, on the Company’s third quarter results. KCSM maintains insurance intended to cover events such as this. KCSM’s property and casualty insurance program covers loss or damage to its own property and third party property over which it has custody and control, with a self-insured retention amount of $10.0 million for flood related losses. KCSM also maintains liability insurance with a self-insured retention of $1.0 million covering claims from third parties.

Management’s Report on Internal Control over Financial Reporting

The management of Kansas City Southern de México, S.A. de C.V., is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). KCSM’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and participation of the Company’s President and Executive Representative and the Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (commonly referred to as the COSO framework). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009, based on the criteria outlined in the COSO framework.

KCSM’s annual report for the year ended December 31, 2009, does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Kansas City Southern de México, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Kansas City Southern de México, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Southern de México, S.A. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri

February 11, 2010, except for Note 13-Change in accounting policy, which is as of September 13, 2010.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31
	2009	2008	2007
	(In millions)
Revenues	$616.0	$818.5	$813.2

Operating expenses:
Compensation and benefits	77.4	106.5	121.2
Purchased services	110.4	138.3	125.9
Fuel	86.9	112.6	119.1
Equipment costs	87.3	100.2	104.4
Depreciation and amortization	102.3	103.1	96.0
Casualties and insurance	10.5	12.8	11.1
Materials and other	32.4	30.8	21.4

Total operating expenses	507.2	604.3	599.1

Operating income	108.8	214.2	214.1
Equity in net earnings of unconsolidated affiliates	2.9	7.4	5.6
Interest expense	(110.1)	(86.6)	(87.9)
Debt retirement costs	(0.6)	—	(6.9)
Foreign exchange gain (loss)	2.2	(21.3)	(0.9)
Other income, net	3.1	2.9	2.9

Income before income taxes	6.3	116.6	126.9
Income tax expense (benefit)	(0.1)	14.9	30.2

Net income	$6.4	$101.7	$96.7

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31
	2009	2008
	(In millions,
	except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$92.6	$38.9
Accounts receivable, net	61.6	60.2
Related company receivable	16.8	29.0
Materials and supplies	37.4	27.0
Deferred income tax asset	117.3	56.0
Other current assets	48.9	54.6

Total current assets	374.6	265.7
Investments	46.8	46.3
Property and equipment (including concession assets), net	2,239.7	2,251.0
Related company receivable	31.1	3.4
Deferred income tax asset	—	37.5
Other assets	25.3	32.1

Total assets	$2,717.5	$2,636.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$11.0	$9.9
Accounts payable and accrued liabilities	112.7	162.5
Related company payable	27.1	10.8

Total current liabilities	150.8	183.2
Long-term debt	1,103.5	948.5
Related company debt	21.6	0.3
Deferred income tax liability	16.8	—
Other noncurrent liabilities and deferred credits	94.5	75.4

Total liabilities	1,387.2	1,207.4

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, 4,785,510,235 shares authorized, issued without par value	507.3	608.3
Additional paid-in capital	243.6	243.6
Retained earnings	582.8	579.6
Accumulated other comprehensive loss	(3.4)	(2.9)

Total stockholders’ equity	1,330.3	1,428.6

Total liabilities and stockholders’ equity	$2,717.5	$2,636.0

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31
	2009	2008	2007
	(In millions)
Operating activities:
Net income	$6.4	$101.7	$96.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102.3	103.1	96.0
Deferred income taxes (benefit)	(0.1)	14.9	30.2
Equity in undistributed earnings of unconsolidated affiliates	(2.9)	(7.4)	(5.6)
Deferred compensation	3.2	(1.9)	(2.3)
Distributions from unconsolidated affiliates	3.0	7.2	—
Debt retirement cost	0.6	—	6.9
Changes in working capital items:
Accounts receivable	(1.4)	39.0	32.0
Related companies	28.0	(60.8)	40.7
Materials and supplies	(12.7)	3.7	(7.9)
Other current assets	12.6	(12.0)	9.3
Accounts payable and accrued liabilities	(3.3)	(22.2)	(25.1)
Other, net	5.7	(5.9)	(7.9)

Net cash provided by operating activities	141.4	159.4	263.0

Investing activities:
Capital expenditures	(128.6)	(229.8)	(236.1)
Proceeds from disposal of property	6.1	1.1	16.9
Proceeds and repayments from loan to related company	(27.5)	—	—
Other, net	0.7	(1.0)	(9.2)

Net cash used for investing activities	(149.3)	(229.7)	(228.4)

Financing activities:
Proceeds from issuance of long-term debt	189.0	125.0	221.7
Proceeds from issuance of related company debt	21.6	—	—
Repayment of long-term debt	(40.6)	(24.6)	(237.7)
Debt costs	(4.2)	(1.0)	(16.1)
Dividends paid	(3.2)	(7.1)	—
Capital reduction — pro-rata distribution of common stock	(101.0)	—	—

Net cash provided by (used for) financing activities	61.6	92.3	(32.1)

Cash and cash equivalents:
Net increase during each year	53.7	22.0	2.5
At beginning of the year	38.9	16.9	14.4

At end of the year	$92.6	$38.9	$16.9

Supplemental cash flow information:
Non-cash investing activities and financing activities:
Capital expenditures accrued but not yet paid at end of year	$10.9	$48.2	$13.5
Capital lease obligations incurred	—	7.5	—
Cash payments:
Interest	98.5	82.8	86.6

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Years Ended December 31
	Common Stock	Receivable Under Agreements with Parent Company	Treasury/ Parent Shares	Additional Paid in Capital	Retained Earnings	Accumulated other Comprehensive Loss	Total
	(In millions)
Balances at December 31, 2006	1,758.9	(593.6)	(561.5)	205.4	434.4	—	1,243.6
Comprehensive income:
Net income	—	—	—	—	96.7	—	96.7
Prior services cost, net of tax of $0.5 million	—	—	—	—	—	(0.8)	(0.8)

Comprehensive income	—	—	—	—	96.7	(0.8)	95.9
Cancellation of the shares received from the Mexican government related to the VAT/PUT settlement	(351.8)	—	305.4	46.4	—	—	—
KCSM Stockholders cancellation due to merger	(1,407.1)	593.6	256.1	(251.8)	(435.9)	—	(1,245.1)
Grupo KCSM Stockholders’ equity as of merger	807.0	—	(256.1)	320.7	389.8	—	1,261.4
Grupo KCSM Treasury shares cancellation due to merger	(198.7)	—	256.1	(57.4)	—	—	—
Adjustments to purchase accounting assets reflecting push down from KCS	—	—	—	(19.7)	—	—	(19.7)

Balances at December 31, 2007	608.3	—	—	243.6	485.0	(0.8)	1,336.1
Comprehensive income:
Net income	—	—	—	—	101.7	—	101.7
Adjustment to prior service cost	—	—	—	—	—	0.8	0.8
Cumulative translation adjustment — FTVM, net of tax of $1.1 million	—	—	—	—	—	(2.9)	(2.9)

Comprehensive income	—	—	—	—	101.7	(2.1)	99.6
Dividends declared	—	—	—	—	(7.1)	—	(7.1)

Balances at December 31, 2008	608.3	—	—	243.6	579.6	(2.9)	1,428.6
Comprehensive income:
Net income	—	—	—	—	6.4	—	6.4
Cumulative translation adjustment — FTVM	—	—	—	—	—	(0.5)	(0.5)

Comprehensive income	—	—	—	—	6.4	(0.5)	5.9
Dividends declared	—	—	—	—	(3.2)	—	(3.2)
Capital reduction — pro-rata reduction of common stock	(101.0)	—	—	—	—	—	(101.0)

Balances at December 31, 2009	$507.3	$—	$—	$243.6	$582.8	$(3.4)	$1,330.3

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in millions of U.S. dollars ($) or millions of Mexican pesos (Ps))

Note 1. Description of the Business

Kansas City Southern de México, S.A. de C.V. (“KCSM” or the “Company”), was established by the Mexican government in November 1996 in connection with the privatization of the Mexican rail system, which had previously been operated by Ferrocarriles Nacionales de México (“FNM”). In December 1996, Grupo KCSM, S.A. de C.V. (“Grupo KCSM”), (formerly known as Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.) was awarded the right to acquire an 80% interest in KCSM, pursuant to a stock purchase agreement (the “Acquisition”).

KCSM rail lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement (“NAFTA”) corridor. KCSM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz (through trackage rights granted by Ferrosur, S.A. de C.V. (“Ferrosur”) under its concession) and Tampico and the Mexican/United States border crossings of Nuevo Laredo, Tamaulipas and Laredo, Texas and Matamoros, Tamaulipas and Brownsville, Texas.

Arrendadora KCSM, S. de R.L. de C.V. (“Arrendadora KCSM”), a wholly-owned subsidiary, was incorporated on September 27, 2002 as a sociedad anonima de capital variable (variable capital corporation), under the Laws of Mexico and its only operation is the leasing of railroad equipment. On December 7, 2007 after the Company received shareholder approval, Arrendadora KCSM amended its by-laws to transform Arrendadora KCSM into a sociedad de responsabilidad limitada de capital variable, or S. de R.L. de C.V. (limited liability corporation).

KCSM Servicios, S.A. de C.V. (“KCSM Servicios”), was incorporated on July 3, 2006, as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Servicios does not have any operations. Ninety-eight percent of the capital stock of KCSM Servicios is owned by KCSM and the remaining two percent is owned by Nafta Rail, S.A. de C.V. (“Nafta Rail”).

KCSM Internacional, S.A. de C.V. (“KCSM Internacional”), was incorporated on July 3, 2006, as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Internacional does not have any operations. Ninety-eight percent of the capital stock of KCSM Internacional is owned by KCSM and the remaining two percent is owned by Nafta Rail.

KCSM Holdings LLC (“KCSM Holdings”), was formed on December 11, 2006 as a limited liability company under the laws of the state of Delaware. Currently, KCSM Holdings owns ten shares of KCSM’s variable class II stock. KCSM owns one hundred percent of the interest of KCSM Holdings.

Mexrail, Inc. (“Mexrail”), owns 100% of The Texas Mexican Railway Company (“Tex-Mex”) which owns a 157-mile rail line extending from Laredo to the port city of Corpus Christi, Texas. Mexrail also owns the northern half of the rail bridge at Laredo, Texas, which spans the Rio Grande River between Mexico and the U.S. KCSM owns 49% of the outstanding capital stock of Mexrail and Kansas City Southern (“KCS”) owns the remaining 51% of Mexrail’s outstanding capital stock. For the years ended December 31, 2009, 2008 and 2007, KCSM recognized its 49% interest under the equity method of accounting and has included in its income statement $1.6 million, $2.7 million and $2.8 million of income, respectively.

Ferrocarril y Terminal del Valle de México, S.A. de C.V. (Mexico Valley Railway and Terminal or “FTVM”), was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. FTVM provides railroad services as well as ancillary services, including those related to interconnection, switching and haulage services in the greater Mexico City area. KCSM holds 25% of the capital stock of FTVM. The other shareholders of FTVM, each holding a 25% interest, are Ferrocarril Méxicano, S.A. de C.V. or “Ferromex,” Ferrosur, S.A. de C.V. or “Ferrosur” and the Mexican government.

For the years ended December 31, 2009, 2008 and 2007, KCSM recognized its 25% interest under the equity method of accounting and has included in its income statement $1.3 million, $4.7 million and $2.9 million of income, respectively, attributable to its interest in FTVM. In 2009 and 2008, KCSM received cash dividends of $3.0 million and $7.2 million, respectively, from FTVM.

The Concession. KCSM holds a Concession (“the Concession”) from the Mexican government until June 2047 (exclusive through 2027, subject to certain trackage and haulage rights granted to other concessionaires) which is renewable under certain conditions for additional periods of up to 50 years. The Concession is to provide freight transportation services over rail lines which are a primary commercial corridor of the Mexican railroad system. These lines include the shortest, most direct rail passageway between Mexico City and Laredo, Texas and serve most of Mexico’s principal industrial cities and three of its major shipping ports. KCSM has the right to use, but does not own, all track and buildings that are necessary for the rail lines’ operation. KCSM is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the Concession agreement and to return the assets in that condition at the end of the Concession period. KCSM is required to pay the Mexican government a concession duty equal to 0.5% of gross revenues during the first 15 years of the Concession period and 1.25% of such revenues during the remainder of the period.

Under the Concession and Mexican law, the Company may freely set rates unless the Mexican government determines that there is no effective competition in Mexico’s rail industry. KCSM is required to register its rates with the Mexican government and to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Mexican government. In the event that rates charged are higher than the registered rates, KCSM must reimburse customers with interest, and risk revocation of the Concession.

Mexican railroad services law and regulations and the Concession establish several circumstances under which the Concession will terminate: revocation by the Mexican government, statutory appropriation, or KCSM’s voluntary surrender of its rights or liquidation or bankruptcy. The Concession requires the undertaking of capital projects, including those described in a business plan filed every five years with the Mexican government. KCSM filed its third business plan with the Mexican government in December 2007 in which KCSM committed to certain minimal investment and capital improvement goals, which may be waived by the Mexican government upon application for relief for good cause. The Mexican government could also revoke KCSM’s exclusivity after 2027 if it determines that there is insufficient competition.

The Concession is subject to early termination or revocation under certain circumstances. In the event that the Concession is revoked by the Mexican government, KCSM will receive no compensation. Rail lines and all other fixtures covered by the Concession, as well as all improvements made by KCSM or third parties, will revert to the Mexican government. All other property not covered by the Concession, including all locomotives and railcars otherwise acquired, will remain KCSM’s property. The Mexican government will have the right to cause KCSM to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the Concession. In addition, the Mexican government will have a right of first refusal with respect to certain transfers by KCSM of railroad equipment within 90 days after any revocation of the Concession. The Mexican government may also temporarily seize the rail lines and assets used in operating the rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy for the duration of any of the foregoing events; provided, however, that Mexican law requires that the Mexican government pay KCSM compensation equal to damages caused and losses suffered if it effects a statutory appropriation for reasons of the public interest. These payments may not be sufficient to compensate the Company for its losses and may not be made timely.

Employees and Labor Relations. KCSM union employees are covered by one labor agreement, which was signed on June 23, 1997 between KCSM and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of KCSM’s employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. The negotiation of the compensation terms and all other benefits was started with the Mexican Railroad Union in June of 2009. As of the date of this filing, these negotiations, as well as the negotiations with the union regarding the reirement benefit continue to be discussed. The anticipated resolutions of these negotiations are not expected to have a material impact to the consolidated financial statements. The union labor negotiation with the Mexican Railroad Union has not historically resulted in disruption in KCSM’s business operations.

Note 2. Significant Accounting Policies and Basis of Presentation

Principles of Consolidation. The accompanying consolidated financial statements are presented using the accrual basis of accounting and include the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

The equity method of accounting is used for all entities in which the Company or its subsidiaries have significant influence, but not a controlling interest. The Company evaluates less than majority owned investments for consolidation pursuant to consolidation and variable interest entity guidance. The Company does not have any less than majority owned investments requiring consolidation.

Basis of presentation. During the third quarter of 2009, the Company identified that changes in accounts payable and accrued liabilities related to capital spending had not been correctly presented in the Company’s prior period consolidated cash flow statements. Changes in these accruals had previously been classified within cash flows from operating activities and should have been classified as capital expenditures within investing activities, in order to report capital expenditures on a cash basis rather than on an accrual basis. The accompanying consolidated cash flow statement has been revised to present capital expenditures on a cash basis for the year ended December 31, 2008. This revision did not impact the change in cash and cash equivalents as previously reported, however, net cash provided by operating activities decreased by $34.7 million and capital expenditures and cash used by investing activities decreased by $34.7 million for the year ended December 31, 2008. The revision did not impact operating income or net income and working capital as previously reported. This revision was not material to net cash provided by operating activities, capital expenditures and net cash used by investing activities for the year ended December 31, 2007.

Use of Estimates. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to the recoverability and useful lives of assets, environmental remediation, casualty claims, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Segments. KCSM is organized as one business segment (railway) and currently operates in one geographical segment (Mexico).

Revenue Recognition. The Company recognizes freight revenue based upon the percentage of completion of a commodity movement as a shipment moves from origin to destination, with the related expense recognized as incurred. Other revenues, in general, are recognized when the product is shipped, as services are performed, or contractual obligations are fulfilled.

Foreign Exchange Gain (loss). For financial reporting purposes, KCSM and its subsidiaries maintain records in U.S. dollars, which is the functional currency. The dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity. Monetary assets and liabilities denominated in pesos are remeasured into dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as foreign exchange gain or loss. Non-monetary assets or liabilities and capital stock transactions originally denominated in Mexican pesos are remeasured into U.S. dollars using the historical exchange rate at the date of the transaction. Depreciation and amortization of non-monetary assets are recorded using the historical cost in U.S. dollars. For tax purposes, KCSM and its subsidiaries are required to maintain their books and records in Mexican pesos.

Cash and Cash Equivalents. Short-term liquid investments with an initial maturity of three months or less when purchased are classified as cash and cash equivalents.

Accounts Receivable, net. Accounts receivable are net of an allowance for uncollectible accounts as determined by historical experience and adjusted for economic uncertainties or known trends. Accounts are charged to the allowance when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action, or when a customer is significantly past due and all available means of collection have been exhausted. At December 31, 2009 and 2008, the allowance for doubtful accounts was $0.8 million and $1.7 million, respectively.

Materials and Supplies. Materials and supplies, consisting of diesel fuel, items to be used in the maintenance of rolling stock and items to be used in the maintenance or construction of road property, are valued at the lower of average cost or market.

Derivative Instruments. Derivatives are measured at fair value and recorded on the balance sheet as either assets or liabilities value. Changes in the fair value of derivatives are recorded either through current earnings or as other comprehensive income, depending on hedge designation. Gains and losses on derivative instruments classified as cash flow hedges are reported in other comprehensive income and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flow of the hedged item. The ineffective portion of all hedge transactions is recognized in current period earnings.

Property and Equipment (including Concession Assets). KCSM capitalizes costs for self-constructed additions and improvements to property including direct labor and material, indirect overhead costs, and interest during long-term construction projects. Property and equipment is carried at cost and is depreciated on a straight-line basis over their estimated service lives measured in years. Expenditures that significantly increase asset values or extend useful lives are capitalized. Repair and maintenance costs are expensed as incurred.

Costs incurred by the Company to acquire the Concession rights and related assets, as well as subsequent improvements to the concession assets, are capitalized and amortized over the lesser of the current expected Concession term, including probable renewal, or the estimated useful lives of the assets and rights.

KCSM follows the group method of depreciation which applies a composite rate to classes of similar assets rather than to individual assets. Composite depreciation rates are based upon estimates of the expected average service lives of assets as well as expected salvage value at the end of their useful lives. The estimated average service lives of assets and salvage values are determined through periodic depreciation studies. Depreciation rate studies are performed every three years for equipment and every six years for road property (rail, ties, ballast, etc.). The depreciation studies take into account factors such as:

•	Statistical analysis of historical patterns of use and retirements of each asset class;

•	Evaluation of any expected changes in current operations and the outlook for the continued use of the assets;

•	Evaluation of technological advances and changes to maintenance practices; and

•	Historical and expected salvage to be received upon retirement.

Also under the group method of depreciation, the cost of railroad property and equipment (net of salvage) retired or replaced in the normal course of business is charged to accumulated depreciation with no gain or loss recognized. Gains or losses on dispositions of land or non-railroad property and abnormal retirements of railroad property are recognized through income. A retirement of railroad property would be considered abnormal if the cause of the retirement is unusual in nature and its service life is significantly shorter than what would be expected for that group based on the depreciation studies. An abnormal retirement could cause the Company to revaluate the estimated useful life of the impacted asset class.

During the year ended December 31, 2009, KCSM engaged an engineering firm to assist management in performing a depreciation study on equipment as well as to assess the adequacy of the accumulated reserves for road property. The results of the study determined that overall KCSM’s depreciation rates should be lowered to better reflect asset usage and replacement patterns. This change in accounting estimate was implemented effective January 1, 2009. The full year reduction of depreciation expense in 2009 resulting from the change in depreciation and amortization rates was $1.9 million.

During the fourth quarter of 2009, KCSM changed its useful life estimates for its concession assets. Previously the Company had limited the remaining life estimates to the current Concession term which ends in 2047. However, in consideration of KCSM’s experience in operating under the Concession, the Company determined that it was probable that KCSM will be able to extend the Concession rights for one 50-year term. Based on this, the Company began amortizing the concession assets over the lesser of the current expected Concession term, including probable renewal, or the estimated useful lives of the assets. This change in accounting estimate was implemented prospectively effective October 1, 2009, reducing amortization expense in the fourth quarter by $2.6 million. The estimated remaining lives of KCSM’s concession assets will continue to be reviewed in relation to KCSM’s experience in operating under the Concession.

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value.

Fair Value of Financial Instruments. The Company’s short-term financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of the short-term financial instruments approximates the fair value due to their short-term nature.

The fair value of the Company’s debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities and credit quality. The fair value of the Company’s debt was $1,170.0 million and $830.1 million at December 31, 2009 and 2008, respectively. The financial statement carrying value was $1,136.1 million and $958.4 million at December 31, 2009 and 2008, respectively.

Post-Employment Benefits. Mexican law requires that the Company provide certain post-employment benefits to its Mexican union and non-union employees. These plans provide statutorily calculated benefits which are payable upon retirement, death, disability, voluntary or involuntary termination to employees who meet applicable service requirements. In addition to these statutorily required post-employment benefits, the Company and the union have been engaged in negotiations regarding an incremental benefit that would be paid to the Company’s union employees upon retirement. Actuaries assist the Company in measuring the Company’s benefit obligation and the cost based upon the current plan provisions, employee demographics and assumptions about financial and demographic factors affecting the probability, timing and amount of expected future benefit payments. Significant assumptions include the discount rate, turnover, and rate of increase in compensation levels. Actuarial gains and losses determined at the measurement date (typically December 31) are recognized immediately in the consolidated statement of income.

Employees’ Statutory Profit Sharing. KCSM is subject to employee statutory profit sharing requirements under Mexican law and calculates profit sharing liability as 10% of KCSM net taxable income, adjusted as prescribed by the Mexican income tax law. Deferred employee statutory profit sharing is accounted for in a manner similar to income taxes included as a component of compensation and benefits within the consolidated statement of income.

Income Taxes. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax purposes are recorded under the liability method of accounting for income taxes. This method gives consideration to the future tax consequences of the deferred income tax items and immediately recognizes changes in income tax laws upon enactment.

KCSM has recognized a deferred tax asset, net of a valuation allowance for net operating loss carryovers. KCSM projects sufficient future taxable income to realize the deferred tax asset recorded less the valuation allowance. These projections take into consideration assumptions about inflation rates, currency fluctuations, future income and future capital expenditures. If assumptions or actual conditions change, the deferred tax asset net of the valuation allowance will be adjusted to properly reflect the expected tax benefit.

Note 3. New accounting pronouncements

In June of 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (the “FASB ASC”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The FASB ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature by topic in one place.

In December of 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 addresses the elimination of certain exceptions to consolidating qualifying special-purpose entities which means more entities will be subject to consolidation assessments and reassessments. The statement requires ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity (“VIE”) and clarifies characteristics that identify a VIE. In addition, ASU 2009-17 requires additional disclosures about a company’s involvement with a VIE and any significant changes in risk exposure due to that involvement. This standard is effective for the Company beginning on January 1, 2010. The Company expects the adoption of this standard will not have an impact on the Company’s results of operations and financial condition.

Note 4. Property and Equipment (including Concession Assets)

Property and Equipment. Property and equipment, including concession assets, and related accumulated depreciation and amortization are summarized below at December 31 (in millions):

	2009	2008	2009 Depreciation Rate
Land	$65.0	$65.0
Concession land rights	137.6	138.0	1.0%
Road property	1,900.4	1,869.9	3.1%
Equipment	373.7	359.1	7.2%
Technology and other	17.7	13.4	21.3%
Construction in progress	95.4	116.8

Total property	2,589.8	2,562.2
Accumulated depreciation and amortization	350.1	311.2

Net property	$2,239.7	$2,251.0

Concession assets, net of accumulated amortization of $259.4 million and $254.1 million, totaled $1,768.0 million and $1,769.9 million for 2009 and 2008, respectively.

Depreciation and amortization of property and equipment totaled $102.3 million, $103.1 million, and $96.0 million for 2009, 2008, and 2007, respectively.

Note 5. Other Balance Sheet Captions

Other Current Assets. Other current assets included the following items at December 31 (in millions):

	2009	2008
Deferred employees statutory profit sharing asset	$36.8	$12.2
Refundable taxes	5.9	25.6
Purchase accounting for the fair value of certain contracts	—	11.3
Prepaid expenses	3.5	4.8
Other	2.7	0.7

Other current assets	$48.9	$54.6

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities included the following items at December 31 (in millions):

	2009	2008
Accounts payable	$53.6	$100.4
Interest payable	16.7	10.5
Accrued wages and vacation	13.1	17.0
Derailments, casualty and other claim reserve	6.8	6.6
Rents and leases	5.4	5.4
Income and other taxes	3.0	3.0
Purchase accounting for the fair value of certain contracts	2.8	6.4
Other	11.3	13.2

Accounts payable and accrued liabilities	$112.7	$162.5

Note 6. Long-Term Debt

Long-term debt follows at December 31 (in millions):

	2009	2008
Long-term debt:
Term loan, variable interest rate due 2012	$—	$30.0
9 3/8 % senior notes, due 2012	460.0	460.0
7 5/8 % senior notes, due 2013	175.0	175.0
7 3/8 % senior notes, due 2014	165.0	165.0
12 1/2 % senior notes, due 2016	189.7	—
5.737% financing agreement	65.5	70.3
6.195% financing agreement	47.8	51.3
Capital lease obligations, due serially 2012	5.0	6.8
Other debt obligations	6.5	—

Total	1,114.5	958.4
Less: Debt due within one year	11.0	9.9

Long-term debt	$1,103.5	$948.5

Revolving Credit Facility and Term Loan. On June 14, 2007, KCSM entered into a new unsecured credit agreement (the “2007 Credit Agreement”) in an aggregate amount of up to $111.0 million, consisting of a revolving credit facility of up to $81.0 million, and a term loan facility of $30.0 million with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, and the other lenders named in the 2007 Credit Agreement. On March 30, 2009, KCSM used a portion of the net proceeds from the $200.0 million 12 1/2% senior unsecured notes due April 1, 2016 (the “12 1/2% Senior Notes”) offering to repay all amounts outstanding under the 2007 KCSM Credit Agreement. Upon repayment of the outstanding amounts, KCSM terminated the 2007 Credit Agreement.

9  3/8% Senior Notes. On April 19, 2005, KCSM issued $460.0 million principal amount of 9 3/8% senior unsecured notes due May 1, 2012 (the “9 3/8% Senior Notes”), which bear interest semiannually at a fixed annual rate of 9 3/8%. The 9 3/8% Senior Notes are redeemable at KCSM’s option in whole or in part on or after May 1, 2009, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount), plus any accrued and unpaid interest: 2009 — 104.688%, 2010 — 102.344% and thereafter — 100.000%. In addition, the 9 3/8% Senior Notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

On January 7, 2010, pursuant to an offer to purchase, KCSM commenced a cash tender offer for a portion of its 9 3/8% Senior Notes. On January 22, 2010, the Company purchased $290.0 million of the tendered 9 3/8% Senior Notes in accordance with the terms and conditions of the tender offer set forth in the offer to purchase using the proceeds received from the issuance of $300.0 million of 8.0% senior unsecured notes due in February 1, 2018 (the “8.0% Senior Notes”). Additionally, on February 1, 2010, the Company repurchased $6.3 million of the 9 3/8% Senior Notes. KCSM recorded debt retirement costs of $14.9 million in the first quarter of 2010. The remaining 9 3/8% Senior Notes mature on May 1, 2012 and are redeemable by KCSM at its option.

7  5/8% Senior Notes. On November 21, 2006, KCSM issued $175.0 million principal amount of 7 5/8% senior unsecured notes due December 1, 2013 (The “7 5/8% Senior Notes”), which bear interest semiannually at a fixed annual rate of 7 5/8%. The 7 5/8% Senior Notes are redeemable at KCSM’s option in whole or in part on or after December 1, 2010, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount), plus any accrued and unpaid interest: 2010 — 103.813%, 2011 — 101.906% and 2012 — 100.000%. In addition, the 7 5/8% Senior Notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

7  3/8% Senior Notes. On May 16, 2007, KCSM issued $165.0 million principal amount of 7 3/8% senior unsecured notes due June 1, 2014 (the “7 3/8% Senior Notes”), which bear interest semiannually at a fixed annual rate of 7 3/8%. The 7 3/8% Senior Notes are redeemable at KCSM’s option, in whole but not in part, at 100% of their principal amount, plus any accrued and unpaid interest, at any time in the event of certain changes in Mexican tax law, and in whole or in part, on or after June 1, 2011, subject to certain limitations, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest: 2011 — 103.688%, 2012 — 101.844% and 2013 — 100.000%.

12  1/2% Senior Notes. On March 30, 2009, KCSM issued the 12 1/2% Senior Notes, which bear interest semiannually at a fixed annual rate of 12 1/2%. The 12 1/2% Senior Notes were issued at a discount to par value, resulting in an $11.0 million discount and a yield to maturity of 13 3/4%. The 12 1/2% Senior Notes are redeemable at KCSM’s option in whole or in part on and after April 1, 2013, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest: 2013 — 106.250%, 2014 — 103.125% and 2015 — 100.000%. In addition, KCSM may redeem up to 35% of the notes any time prior to April 1, 2012 from the proceeds of the sale of capital stock in KCSM or KCS and the notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

8.0% Senior Notes. On January 22, 2010, KCSM issued the 8.0% Senior Notes due February 1, 2018, which bear interest semiannually at a fixed annual rate of 8.0%. The 8.0% Senior Notes were issued at a discount to par value, resulting in a $4.3 million discount and a yield to maturity of 8 1/4%. KCSM used the net proceeds from the issuance of the 8.0% Senior Notes and cash on hand to purchase $290.0 million in principal amount of the 9 3/8% Senior Notes tendered under an offer to purchase and pay all fees and expenses incurred in connection with the 8.0% Senior Notes offering and the 9 3/8% Senior Notes tender offer. The 8.0% Senior Notes are redeemable at KCSM’s option, in whole or in part, on and after February 1, 2014, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest: 2014 — 104.000%, 2015 — 102.000% and 2016 — 100.000%. In addition, KCSM may redeem up to 35% of the 8.0% Senior Notes any time prior to February 1, 2013 from the proceeds of the sale of capital stock in KCSM or KCS and the notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

All of KCSM’s senior notes described above are denominated in dollars and are unsecured, unsubordinated obligations, rank pari passu in right of payment with KCSM’s existing and future unsecured, unsubordinated obligations, and are senior in right of payment to KCSM’s future subordinated indebtedness. In addition, the senior notes include certain covenants that restrict or prohibit certain actions.

5.737% Financing Agreement. On February 26, 2008, KCSM entered into a financing agreement with Export Development Canada (“EDC”) for an aggregate amount of $72.8 million. KCSM used the proceeds to finance 85% of the purchase price of forty new SD70ACe locomotives delivered and purchased by KCSM in late 2007 and early 2008. KCSM granted EDC a security interest in the locomotives to secure the loan. The financing agreement requires KCSM to make thirty equal semi-annual principal payments of approximately $2.4 million plus interest at an annual rate of 5.737%, with the final payment due and payable on February 28, 2023.

6.195% Financing Agreement. On September 24, 2008, KCSM entered into a financing agreement with DVB Bank AG (“DVB”). KCSM received the loan principal amount under the financing agreement of $52.2 million on September 26, 2008. KCSM used the proceeds to finance approximately 80% of the purchase price of twenty-nine ES44AC locomotives delivered and purchased by KCSM in June 2008. KCSM granted DVB a security interest in the locomotives to secure the loan. The financing agreement requires KCSM to make sixty equal quarterly principal payments plus interest at an annual rate of 6.195%, with the final payment due and payable on September 29, 2023.

Both locomotive financing agreements contain representations, warranties and covenants typical of such equipment loan agreements. Events of default in the financing agreements include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings and the failure to perform any covenants or agreements contained in the financing agreements. Any event of default could trigger acceleration of KCSM’s payment obligations under the terms of the financing agreements.

Leases and Debt Maturities

The Company leases transportation equipment, as well as office buildings and other operating facilities under operating and capital leases. Rental expenses under operating leases were $62.9 million, $63.5 million and $63.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum annual payments and present value thereof under existing capital leases, other debt maturities and minimum annual rental commitments under non-cancelable operating leases are shown below (in millions):

		Capital Leases
Years	Long-Term Debt	Minimun Lease Payments	Less Interest	Net Present Value	Total Debt	Operating Leases	Total
2010	$9.6	$1.8	$0.4	$1.4	$11.0	$50.3	$61.3
2011	9.6	1.9	0.2	1.7	11.3	50.8	62.1
2012	469.6	2.0	0.1	1.9	471.5	34.4	505.9
2013	184.6	—	—	—	184.6	28.7	213.3
2014	174.6	—	—	—	174.6	28.0	202.6
Thereafter	261.5	—	—	—	261.5	152.4	413.9

Total	$1,109.5	$5.7	$0.7	$5.0	$1,114.5	$344.6	$1,459.1

Note 7. Related Companies

Balances and transactions with related companies included the following items at December 31 (in millions):

	2009	2008
Related company receivables:
Nafta Rail(1)	$16.4	$14.3
KCSR(2)	—	12.5
Mexrail	—	1.6
Panama Canal Railway Company(3)	0.4	0.6

	$16.8	$29.0
Long term receivables:
KCSR(4)	$30.0	$—
Panama Canal Railway Company(3)	1.1	3.4

Total related company receivables	$47.9	$32.4

Related company payables:
KCSR(5)	$25.5	$—
Terminal Ferroviaria del Valle de México, S. A. de C. V	1.0	1.3
Servicios Ferroviarios Europeos	0.4	—
Superior Tie & Timber(6)	0.2	9.5

	$27.1	$10.8
Related company debt:
KCS(7)	$21.6	$0.3

Total related company payables	$48.7	$11.1

(1)	As of December 31, 2009 and 2008, this amount is comprised primarily of a loan receivable with Nafta Rail, denominated in Mexican pesos plus interest.

(2)	This balance is comprised primarily of receivables from KCSR.

(3)	This amount is comprised of a loan receivable with an affiliate, PCRC, a joint venture company owned equally by KCS and Mi-Jack Products, Inc.

(4)	This balance is comprised primarily of a revolving credit agreement with the Kansas City Southern Railway Company (“KCSR”) due 2013.

(5)	This balance is comprised primarily of prepayment of freight services to be rendered during 2010.

(6)	This payable balance is comprised primarily of ties acquired by KCSM.

(7)	As of December 31, 2009, this amount is comprised of an unsecured loan agreement with a wholly-owned subsidiary of KCS.

The most significant transactions with related parties are summarized as follows at December 31 (in millions):

	2009	2008	2007
Corporate expenses	$(26.6)	$(28.3)	$(16.9)
Terminal expenses	(8.7)	(14.2)	(13.8)
Software amortization	(2.6)	(2.6)	—
Interest income	1.9	1.7	1.6
Car equipment lease	—	4.1	2.3
Locomotive equipment lease	—	0.7	0.7
Other	(1.2)	6.0	6.7

Loan Agreement between KCSM and PCRC

On December 28, 2007, KCSM and PCRC entered into a loan agreement (the “Loan”), pursuant to which KCSM loaned PCRC $4.2 million. The term of the Loan is eight years and the Loan bears interest at rate per annum equal to four hundred basis points over the British Bankers Association LIBOR Rate applicable for the quarter. PCRC will pay the principal amount in thirty-two equal quarterly payments together with any and all corresponding interest, on the last day of March, June, September and December of each year, with the final payment in December 2015. This agreement may be extended at the end of the term of the Loan with the prior written agreement of both parties. In December 2009, PCRC paid $2.0 million in advance of its scheduled payments.

Revolving Credit Agreement

KCSM, as lender, and KCSR, as borrower, entered into a Revolving Credit Agreement effective as of April 1, 2008 (the “Revolving Agreement”), pursuant to the terms of which KCSM may make one or more loans from time to time during the term of the Revolving Agreement. The Revolving Agreement is secured by certain assets of KCSR and terminates on December 31, 2013. As of December 31, 2009 and 2008, KCSM loaned KCSR $30.0 million and zero, respectively, under the terms of the Revolving Agreement.

Prepayment Freight Services Agreement

On December 23, 2009, KCSM and KCSR entered into a prepayment freight services agreement. KCSR paid KCSM $25.0 million for the railroad services to be rendered by KCSM to KCSR during 2010. On December 21, 2007, KCSM and KCSR entered into a prepayment freight services agreement. KCSR paid KCSM $41.3 million for the railroad services to be rendered by KCSM to KCSR from 2008 through 2009.

Loan Agreement between KCSM and a wholly-owned subsidiary of KCS

On September 29, 2009, KCSM entered into an unsecured loan agreement (the “Loan Agreement”) with a wholly-owned subsidiary of KCS. Pursuant to the terms of the Loan Agreement, KCSM received $21.6 million for general corporate purposes. The Loan Agreement requires KCSM to make annual interest payments at a rate of 7.5%, with the principal payment due on September 29, 2012.

Management Services Agreement

On December 30, 2005, KCSM and KCS entered into a Management Services Agreement under which KCS provides to KCSM general guidance, oversight, consultation and management services in connection with the business and operations of KCSM. The Management Services Agreement became effective as of April 1, 2005 and will continue in full force and effect until terminated by one party by providing written notice to the other party. In January 2008, KCSM prepaid KCS $20.0 million for shared services which were provided during 2008 and KCSM received a 3 percent discount on services provided as a result of the prepayment. During 2009 and 2008 KCS charged $26.6 million and $28.3 million, respectively, to KCSM under the agreement.

Software Agreements

On December 22, 2007, KCSM and KCSR entered into a software license agreement which granted KCSM a non-exclusive, non-assignable and nontransferable license to access management control software and revenue control software on the KCSR computer system through a remote connection. KCSM paid KCSR a license fee of $3.0 million for use of the software from July 2006 through December 2007. On January 1, 2008, KCSM and KCSR entered into a software license agreement which granted KCSM the right to access and use the software on KCSR’s computer system. KCSM paid KCSR $16.4 million under the terms of this agreement.

Locomotive Purchase Agreements

In 2008, KCSM entered into an agreement to purchase 16 locomotives from KCSR which were planned to be repowered per an agreement with Electro-Motive Diesel. Eleven of the locomotives were purchased in 2008; the remaining 5 were purchased in the first quarter of 2009. As of December 31, 2009, all 16 locomotives have been repowered.

Note 8. Stockholders’ Equity

The following table sets forth information with respect to the ownership of the Company’s outstanding shares of stock as of December 31, 2009. Pursuant to KCSM’s Bylaws, KCSM’s capital stock is divided between a fixed and variable portion. The fixed portion of the capital stock with no withdrawal rights is represented by 600,000 shares. The variable portion of the capital stock is unlimited. KCSM’s capital stock is divided into Class I Shares, representing the fixed portion of the stated capital, and Class II Shares, representing the variable portion of the capital, fully subscribed and paid for, without a par value expression.

	Shares
	Class I	Class II	Total	%
Shareholders
Nafta Rail, S.A. de C.V.	600,000	3,227,033,430	3,227,633,430	67.44%
Kara Sub, Inc.	—	1,195,368,147	1,195,368,147	24.97%
KCS Investment I, Ltd.	—	312,634,746	312,634,746	6.53%
Caymex Transportation, Inc.	—	49,873,902	49,873,902	1.04%
KCSM Holdings LLC	—	10	10	0.02%

Total	600,000	4,784,910,235	4,785,510,235	100.00%

Dividend Payment

On December 22, 2009 and September 22, 2008, the Company declared a cash dividend on its common stock of Ps.41.2 million or $3.2 million and Ps.75.0 million or $7.1 million, respectively, to the Company’s shareholders, all subsidiaries of KCS. These dividends do not relate to earnings from the operations of KCSM. The dividends reflect pass-through of related company dividends from the Company’s equity investment in FTVM. The Company had not declared or paid dividends on its common stock before September 22, 2008.

Capital Reduction Plan

On December 22, 2008, KCSM shareholders approved a capital reduction plan of up to $250.0 million to be executed during the year ended December 31, 2009. On January 28, 2009 and on September 29, 2009, KCSM declared and paid capital reductions of $65.0 million and $36.0 million, respectively, to the Company’s shareholders.

Note 9. Income Tax and Statutory Profit Sharing

Current income tax expense represents the amounts expected to be reported on the Company’s income tax return, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by enacted tax rates expected to be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount estimated to be realized.

Tax Expense. The deferred income tax expense (benefit) for the years then ended December 31, 2009, 2008 and 2007 was ($0.1) million, $14.9 million and $30.2 million, respectively. There were no current income tax provisions for the years then ended December 31, 2009, 2008 and 2007.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows December 31 (in millions):

	2009	2008
Liabilities:
Property and equipment	$38.6	$29.0
Concession rights	154.6	152.5

Gross deferred tax liabilities	193.2	181.5

Assets:
Loss carryovers	(229.8)	(250.8)
Inventories and provisions	(67.2)	(34.2)
Other	(8.6)	(1.5)

Gross deferred tax assets before valuation allowance	(305.6)	(286.5)
Valuation allowance on loss carryovers	11.9	11.5

Gross deferred tax assets	(293.7)	(275.0)

Net deferred tax assets	$(100.5)	$(93.5)

Tax Rates. Differences between the Company’s effective income tax rates and the Mexican income tax statutory rate of 28% are as follows December 31 (in millions):

	2009	2008	2007
Income tax expense using the statutory rate in effect	$1.8	$32.6	$35.5
Tax effect of:
Uncertain tax positions	—	0.4	—
Equity earnings from unconsolidated affiliates	(0.8)	(2.2)	—
Foreign exchange and inflation adjustments	9.5	(27.1)	(5.6)
Change in the Mexican federal tax rate	(10.7)	—	—
Change in valuation allowance	0.4	11.5	—
Other — Net	(0.3)	(0.3)	0.3

Income tax expense	$(0.1)	$14.9	$30.2

Effective tax rate	(1.6%)	12.8%	23.8%

Employees’ Statutory Profit Sharing — The profit sharing effects of temporary differences that give rise to significant portions of the deferred profit sharing assets and deferred profit sharing liabilities are as follows at December 31 (in millions):

	2009	2008
Liabilities:
Property and equipment	$15.1	$12.8
Concession rights	31.0	18.9

Gross deferred profit sharing liabilities	46.1	31.7
Assets:
Inventories and provisions	(24.5)	(13.6)
Other	(0.8)	(0.5)

Gross deferred tax assets	(25.3)	(14.1)

Net deferred profit sharing liability	$20.8	$17.6

Changes in Tax Law. On October 1, 2007 the Entrepreneurial Tax of Unique Rate (referred to by its Spanish acronym, IETU or “Flat Tax”) in Mexico was enacted. The Flat Tax law became effective on January 1, 2008 and replaced the Asset Tax Law. The Flat Tax applies to a different tax base than the regular income tax and will be paid if the Flat Tax exceeds the ordinary income tax computed under existing law.

On December 28, 2009, the final provisions of Mexico’s 2010 tax reform were enacted. The income tax rate increased to 30% from 28% for the years 2010 to 2012, 29% for 2013 and then returns to its current rate of 28% in 2014. The Company’s deferred income tax assets and liabilities were revalued using the rates expected to be in effect when the underlying temporary differences are expected to reverse. This revaluation resulted in a $10.7 million benefit in the 2009 tax provision. A 1% increase to the value added tax rate was also enacted, however, this increase will not have a material impact on the consolidated financial statements because, under Mexican law, value added tax is fully transferred to the final customer.

Tax Carryovers. KCSM loss carryovers at December 31, 2009 are $772.6 million, of which $85.0 million will begin to expire in 2016 and the remaining $687.6 million will expire in 2046. A deferred tax asset was recorded in prior periods for the expected future tax benefit of these losses which will be carried forward to reduce only ordinary Mexican income tax payable in future years. With the addition of the Flat Tax, the losses are not projected to completely eliminate future tax liabilities. A deferred tax asset is recorded for an asset tax credit carryover in the amount of $8.1 million which began to expire at a rate of 10 percent per year beginning in 2008. A valuation allowance of $11.9 million has been recorded to reflect the reduced expected tax benefit to be derived from these carryovers.

KCSM believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of valuation allowances, related to loss carryovers.

Uncertain Tax Positions. The accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires the Company to recognize in the financial statements the benefit of a tax position only if the impact is more likely than not of being sustained on audit based on the technical merits of the position. The guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions were effective for the Company beginning January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2009	2008
Balance at January 1,
Additions based on tax positions related to the current year	$0.4	$—
Additions for tax positions of prior years	—	0.4
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31,	$0.4	$0.4

The remaining $0.4 million of unrecognized tax benefits would affect the effective income tax rate if recognized and is not expected to change in the next twelve months.

Interest and penalties related to uncertain tax positions are included in income before taxes on the income statement. Accrued interest and penalties on unrecognized tax benefits are $0.2 million as of December 31, 2009 and December 31, 2008.

Tax returns filed in Mexico through 2002 are closed to examination by the taxing authorities in Mexico. The 2003 through 2005 Mexico tax returns are currently under examination. The Company received a preliminary audit assessment for the year ended December 31, 2003, from Servicio de Administración Tributaria (the “SAT”), the Mexican equivalent of the U.S. Internal Revenue Service. The Company is currently in negotiations with the SAT, and if a settlement is not reached, the matter will be litigated. The Company believes that it has strong legal arguments in its favor and will more likely than not ultimately prevail in any challenge of this assessment. The Company believes that an adequate provision has been made for any adjustment (taxes and interest) that will be due for all open years.

Note 10. Post Employment Benefits

Post-Employment Benefits. Mexican law requires that the Company provide certain post-employment benefits to its Mexican union and non-union employees. These plans provide statutorily calculated benefits which are payable upon retirement, death, disability, voluntary or involuntary termination to employees who meet applicable service requirements. In addition to these statutorily required post-employment benefits, the Company and the union have been engaged in negotiations regarding an incremental benefit that would be paid to the Company’s union employees upon retirement. The current calculated liability related to this incremental benefit is based on various factors including retirement eligibility based on a combination of age and years of credited service and the employee’s salary at the time of retirement. As of the date of the Company’s annual report for the year ended December 31, 2009, the Company was still negotiating with the union regarding this benefit and details of this benefit continue to be discussed.

The Company uses December 31 as the measurement date for its retirement benefit obligations.

Net Periodic Benefit Cost, Plan Obligation, and Funded Status

Components of the net cost for the plan were as follows for the years ended December 31 (in millions):

	2009	2008	2007
Service cost	$2.5	$1.9	$2.0
Interest cost	1.4	1.4	1.2
Actuarial (gain) loss(i)	(3.6)	1.0	(1.0)
Foreign currency (gain) loss	0.7	(3.8)	—

Net periodic cost (benefit) recognized	$1.0	$0.5	$2.2

(i)	Net benefit costs above do not include a component for the amortization of actuarial gains or losses as the Company’s policy is to recognize such gains and losses immediately.

The following table reconciles the change in the benefit obligation for each of the years ended December 31 (in millions):

	2009	2008
Benefit obligation, beginning of year	$16.0	$18.2
Service cost	2.5	1.9
Interest cost	1.4	1.4
Actuarial (gain) loss	(3.6)	1.0
Foreign currency (gain) loss	0.7	(3.8)
Benefits paid, net of retiree contributions	(1.1)	(1.5)
Prior services cost	—	(1.2)

Benefit obligation, end of year	$15.9	$16.0

Funded status	$(15.9)	$(16.0)

Assumptions

Weighted average assumptions used to determine benefit obligation and net benefit cost were as follows for the years ended December 31:

	2009	2008
Discount rate	8.50%	8.00%
Rate of compensation increase	4.50%	4.50%

Cash Flows

The following table presents benefit payments expected to be paid, which reflect expected future service, as appropriate, for each of the next five years and the aggregate five years thereafter (in millions):

Year	Expected Payments
2010	$0.6
2011	0.6
2012	0.6
2013	0.6
2014	0.6
2015-2019	3.6

Note 11. Commitments and Contingencies

Concession duty. Under the Concession, the Mexican Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% of the gross revenue during the remaining years of the Concession period. For the years ended December 31, 2009, 2008 and 2007, the concession duty expense amounted to $3.2 million, $4.3 million and $4.3 million, respectively, which was recorded within operating expenses.

Litigation. The Company is a party to various legal proceedings and administrative actions, all of which, except as set forth below, are of an ordinary, routine nature and incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCSM aggressively defends these matters and has established liability reserves, which management believes are adequate to cover expected costs. Although it is not possible to predict the outcome of any legal proceeding, in the opinion of management, other than those proceedings described in detail below, such proceedings and actions should not, individually, or in the aggregate, have a material adverse effect on the Company’s financial condition and liquidity. However, a material adverse outcome in one or more of these proceedings could have a material adverse impact on the operating results of a particular quarter or fiscal year.

Environmental liabilities. The Company’s operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.

The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond and handle environmental issues that might occur in the transport of such materials.

Certain Disputes with Ferromex. KCSM’s operations are subject to certain trackage rights, haulage rights, and interline services with Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”). Other than the rates to be charged pursuant to the Trackage Rights Agreement, dated February 9, 2010, between KCSM and Ferromex, the rates payable for these services have not been agreed upon by KCSM and Ferromex for the periods beginning in 1998 through December 31, 2008. KCSM is currently involved in judicial, civil and administrative proceedings and negotiations with Ferromex regarding the rates payable under these arrangements, as described below.

KCSM and Ferromex both initiated administrative proceedings seeking a determination by the Mexican Secretaría de Comunicaciones y Transportes (“Ministry of Communications and Transportation” or “SCT”) of the rates that KCSM and Ferromex should pay each other in connection with the use of trackage rights. The SCT issued a ruling setting the rates for trackage rights in March of 2002. KCSM and Ferromex challenged the ruling.

Following the trial and appellate court decisions, in February 2006 the Mexican Supreme Court sustained KCSM’s appeal of the SCT’s trackage rights ruling, in effect vacating the ruling and ordering the SCT to issue a new ruling consistent with the Court’s decision. On June 27, 2008, KCSM was served with the new ruling issued by the SCT. In this ruling, the SCT established the consideration that KCSM and Ferromex must pay each other in connection with the use of the trackage rights granted in their respective concessions between 2002 and 2004, and further stated that in the event KCSM and Ferromex failed to reach an agreement in connection with the rates for the years after 2004, the SCT shall make a determination along the same lines. In September 2008, KCSM and Ferromex appealed this new ruling with the Mexican Tribunal Federal de Justicia Fiscal y Administrativa (“Administrative and Fiscal Federal Court”), which as of the date of this filing has yet to issue a decision on the matter.

KCSM and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that the companies should pay each other in connection with the use of interline and terminal services. The SCT issued a ruling setting the rates for interline and terminal services in August of 2002. Both KCSM and Ferromex challenged the ruling. In April 2005, the Administrative and Fiscal Federal Court ruled in favor of KCSM in the challenge to the SCT interline and terminal services decision. Ferromex, however, challenged this court ruling before the Fifteenth Collegiate Court, and the Court ruled in its favor. Both Ferromex and KCSM appealed the ruling to the Mexican Supreme Court. On June 30, 2009, the Mexican Supreme Court sustained KCSM’s appeal and ordered the SCT to issue a new ruling consistent with the Court’s decision. As of the date of this filing, the SCT has not issued the new ruling on this matter.

KCSM expects various proceedings and appeals related to the matters described above. Although KCSM and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the amounts recorded related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

SCT Sanction Proceedings. In April 2006, the SCT initiated proceedings against KCSM, claiming that KCSM had failed to make certain minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT prior to its April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). KCSM believes it made capital expenditures exceeding the required amounts. KCSM responded to the SCT by providing evidence in support of its investments and explaining why it believes sanctions are not appropriate. In May 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2004, in which the SCT resolved to impose no sanction. In June 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2005, in which the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. KCSM has filed an action in the Mexican Administrative and Fiscal Federal Court challenging this ruling. KCSM will have the right to challenge any adverse ruling.

In May 2008, the SCT initiated a proceeding against KCSM, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”), alleging that KCSM impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by KCSM to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that KCSM had engaged in the activities alleged, but imposed no sanction since this was the first time KCSM had engaged in such activities. On May 6, 2009, KCSM challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to KCSM of new proceedings against KCSM, claiming, among other things, that KCSM refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and, thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location.

KCSM believes it has defenses to the imposition of sanctions for the forgoing proceedings and intends to vigorously contest these allegations. KCSM does not believe that these SCT proceedings will have a material adverse effect on KCSM’s results of operations or financial condition. However, if KCSM is ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, KCSM could be subject to possible future SCT action seeking revocation of the Concession.

Concession Dispute. On December 9, 2009, KCSM was notified of a lawsuit filed by Minera México, S.A. de C.V. (“Minera México”), a subsidiary of Grupo México, S.A.B. de C.V. and an affiliate Ferromex, against the Federal Government of Mexico, the SCT, Ferrocarriles Nacionales de México (“FNM”), KCSM, Nafta Rail, S.A. de C.V. (“Nafta Rail”), and KCS. The lawsuit claims that after the privatization bidding process for the acquisition of a majority interest in Ferrocarril del Noreste, S.A. de C.V. (“FNE”) (now KCSM) had concluded in 1997, in which the bidding was awarded to Transportación Ferroviaria Mexicana, S. de R.L. de C.V. (“TFM”) and the relevant stock purchase agreement was signed, the defendants improperly amended the stock purchase agreement and the purchasers paid a price lower than the price offered. The lawsuit alleges that the Mexican Federal Government, the SCT, FNM, KCSM, Nafta Rail and KCS violated a variety of the rules and regulations associated with the privatization bidding process. As a result of these alleged improprieties, Minera México claims the acquisition of FNE by KCS (through TFM) should be declared null and void and, consequently, the capital stock of FNE should be returned to the Federal Government of Mexico and Minera México, as the second place bidder in the bidding process, should be awarded the right to purchase the capital stock of FNE. On February 9, 2010, Minera México agreed to dismiss this lawsuit.

Disputes Relating to the Provision of Services to a Mexican subsidiary of a Large U.S. Auto Manufacturer. KCSM is involved in several disputes related to providing service to a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”).

In March 2008, the Auto Manufacturer filed an arbitration suit against KCSM under a contract for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. The Auto Manufacturer claimed that the contract was implicitly extended and continued in effect beyond its stated termination date. The Auto Manufacturer is seeking a declaration by the arbitrator that the rates being assessed by KCSM are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. KCSM claimed that the contract did in fact expire on its stated termination date, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, KCSM filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and KCSM’s rates. The arbitration was divided in two phases. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. As of the date of this filing, the second phase of the arbitration proceeding, regarding the claim that the rates assessed by KCSM are discriminatory, is in the evidentiary stage and has not been resolved. Management believes the final resolution of these claims will not have any material impact on KCSM’s results of operations.

Mancera Proceeding. In February 2006, Mancera Ernst & Young, S.C., (“Mancera”) filed a claim against KCSM seeking payment for an additional contingency fee for costs and expenses related to Mancera’s representation of KCSM in its value added tax or “VAT” claim against the Mexican government. Following litigation, KCSM was notified on May 29, 2009, that in a session held on May 28, 2009, the magistrates of the Twelfth Civil Federal Court of Appeals in Mexico decided by majority vote to deny KCSM’s most recent appeal. As a result of the decision, KCSM was required to pay Mancera $7.8 million related to the principal claim. KCSM previously made a good faith payment to the Mexico courts of $2.6 million in December 2007 and paid the remaining $5.2 million on September 4, 2009. On October 27, 2009, the Company paid the remaining obligation related to interest and legal cost, which did not have an impact on the Company’s results of operations.

Credit Risk. The Company continually monitors risks related to the downturn in the economy and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of the Company’s receivables and operating results. If the financial condition of KCSM’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt allowances may be required. The Company has recorded reserves for uncollectability based on its best estimate at December 31, 2009.

Note 12. Subsequent Event

Fuel Derivative Transactions. In anticipation of future increases in diesel fuel prices, the Company entered into fuel swap agreements in the first quarter of 2010 to hedge 6.6 million gallons of diesel fuel purchases during the second half of 2010 at an average swap price per gallon of $2.15.

Note 13. Change in accounting policy

During the first quarter of 2010, the Company elected to change our accounting policy for rail grinding costs from a capitalization method to a direct expense method. Previously, the Company capitalized rail grinding costs as an improvement to the rail. The Company believes it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. The Company has reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Accounting Standards Codification 250 “Accounting for Changes and Error Corrections”. Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively.

The following line items in the consolidated statement of income were affected by the change in accounting principle (in millions):

	December 31, 2009
	As reported	As adjusted	Change
Compensation and benefits	$77.5	$77.4	$(0.1)
Purchased services	109.3	110.4	1.1
Depreciation and amortization	102.4	102.3	(0.1)
Income before income taxes	7.2	6.3	(0.9)
Income tax expense (benefit)	0.2	(0.1)	(0.3)
Net income	$7.0	$6.4	$(0.6)

	December 31, 2008
	As reported	As adjusted	Change
Purchased services	$136.8	$138.3	$1.5
Depreciation and amortization	103.2	103.1	(0.1)
Income before income taxes	118.0	116.6	(1.4)
Income tax expense	15.0	14.9	(0.1)
Net income	$103.0	$101.7	$(1.3)

	December 31, 2007
	As reported	As adjusted	Change
Compensation and benefits	$121.4	$121.2	$(0.2)
Purchased services	124.1	125.9	1.8
Depreciation and amortization	96.1	96.0	(0.1)
Equity in net earnings of unconsolidated affiliates	5.7	5.6	(0.1)
Income before income taxes	128.5	126.9	(1.6)
Income tax expense	30.7	30.2	(0.5)
Net income	$97.8	$96.7	$(1.1)

The following line items in the consolidated balance sheet were affected by the change in accounting principle (in millions):

	December 31, 2009
	As reported	As adjusted	Change
Investments	$46.9	$46.8	$(0.1)
Property and equipment (including concession assets), net	2,246.0	2,239.7	(6.3)
Deferred income tax liability	18.2	16.8	(1.4)
Other noncurrent liabilities and deferred credits	95.0	94.5	(0.5)
Retained earnings	587.3	582.8	(4.5)
Total stockholders’ equity	$1,334.8	$1,330.3	$(4.5)

	December 31, 2008
	As reported	As adjusted	Change
Investments	$46.4	$46.3	$(0.1)
Property and equipment (including concession assets), net	2,256.3	2,251.0	(5.3)
Deferred income tax asset	36.4	37.5	1.1
Other noncurrent liabilities and deferred credits	75.8	75.4	(0.4)
Retained earnings	583.5	579.6	(3.9)
Total stockholders’ equity	$1,432.5	$1,428.6	$(3.9)

The following line items in the consolidated statement of cash flows were affected by the change in accounting principle (in millions):

	December 31, 2009
	As reported	As adjusted	Change
Net income	$7.0	$6.4	$(0.6)
Depreciation and amortization	102.4	102.3	(0.1)
Deferred income taxes	0.2	(0.1)	(0.3)
Deferred compensation	3.3	3.2	(0.1)
Net cash provided by operating activities	142.5	141.4	(1.1)
Capital expenditures	(129.7)	(128.6)	1.1
Net cash used for investing activities	$(150.4)	$(149.3)	$1.1

	December 31, 2008
	As reported	As adjusted	Change
Net income	$103.0	$101.7	$(1.3)
Depreciation and amortization	103.2	103.1	(0.1)
Deferred income taxes	15.0	14.9	(0.1)
Net cash provided by operating activities	160.9	159.4	(1.5)
Capital expenditures	(231.3)	(229.8)	1.5
Net cash used for investing activities	$(231.2)	$(229.7)	$1.5

	December 31, 2007
	As reported	As adjusted	Change
Net income	$97.8	$96.7	$(1.1)
Depreciation and amortization	96.1	96.0	(0.1)
Deferred income taxes	30.7	30.2	(0.5)
Equity in undistributed earnings of unconsolidated affiliates	(5.7)	(5.6)	0.1
Deferred compensation	(2.1)	(2.3)	(0.2)
Net cash provided by operating activities	264.8	263.0	(1.8)
Capital expenditures	(237.9)	(236.1)	1.8
Net cash used for investing activities	$(230.2)	$(228.4)	$1.8

UNTIL OCTOBER 19, 2010, ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR OUTSTANDING NOTES HELD FOR THEIR OWN ACCOUNT.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V.

OFFER TO EXCHANGE

UP TO $300,000,000 8.0% SENIOR NOTES DUE 2018

WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT

OF 1933, AS AMENDED

FOR

ANY AND ALL OF ITS

OUTSTANDING UNREGISTERED

UP TO $300,000,000 8.0% SENIOR NOTES DUE 2018

PROSPECTUS

September 20, 2010